UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

Commission File Number: 000-53445

KB Financial Group Inc.

(Translation of registrant’s name into English)

26, Gukjegeumyung-ro 8-gil, Yeongdeungpo-gu, Seoul 07331, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form  40-F ☐

Audit Report of Kookmin Bank for Fiscal Year 2024

On March 5, 2025, KB Financial Group Inc. disclosed audit reports of Kookmin Bank, its wholly-owned subsidiary, for fiscal year 2024 based on the International Financial Reporting Standards as adopted by the Republic of Korea (including the consolidated and separate financial statements of Kookmin Bank as of and for the years ended December 31, 2024 and 2023 and related notes) received from Samil PricewaterhouseCoopers, its independent auditor. The financial statements in such reports have not been approved by the shareholders of Kookmin Bank and remain subject to change.

KB Financial Group Inc. is furnishing the following documents as exhibits to this Form 6-K filing:

Exhibit 99.1: An English-language translation of the Consolidated Audit Report of Kookmin Bank for FY 2024.

Exhibit 99.2: An English-language translation of the Separate Audit Report of Kookmin Bank for FY 2024.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KB Financial Group Inc.
(Registrant)

Date: March 5, 2025	By:	/s/ Sang Rock Na
(Signature)

Name: Sang Rock Na
Title: Managing Director and Chief Financial Officer

Exhibit 99.1

Kookmin Bank and Subsidiaries

Consolidated Financial Statements

December 31, 2024 and 2023

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of

Kookmin Bank

Opinion

We have audited the consolidated financial statements of Kookmin Bank and its subsidiaries (collectively referred to as the “Group”) which comprise the consolidated statements of financial position as at December 31, 2024 and 2023, and the consolidated statements of comprehensive income, consolidated statements of changes in equity and consolidated statements of cash flows for the years then ended, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2024 and 2023, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the consolidated financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Matter

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

March 5, 2025

This report is effective as of March 5, 2025, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Kookmin Bank and Subsidiaries

Consolidated Statements of Financial Position

December 31, 2024 and December 31, 2023

(In millions of Korean won)	Notes	December 31, 2024		December 31, 2023
Assets
Cash and due from financial institutions	4,6,7,36	~~W~~	22,910,149	~~W~~	23,637,007
Financial assets at fair value through profit or loss	4,6,8,12		22,089,847		19,700,714
Derivative financial assets	4,6,9		10,249,619		5,038,961
Loans measured at amortized cost	4,6,8,10,11		409,867,155		385,404,070
Financial investments	4,6,8,12		81,226,618		78,350,848
Investments in associates	13		585,509		589,311
Property and equipment	8,14		4,199,120		3,768,598
Investment property	14		125,014		347,480
Intangible assets	15		968,603		1,019,673
Net defined benefit asset	23		163,892		228,565
Current income tax assets	32		318,833		228,880
Deferred income tax assets	16,32		137,117		249,512
Assets held for sale	17		136,838		208,229
Other assets	4,6,18		9,908,866		11,241,005

Total assets		~~W~~	562,887,180	~~W~~	530,012,853

Liabilities
Financial liabilities at fair value through profit or loss	4,6	~~W~~	159,212	~~W~~	93,438
Derivative financial liabilities	4,6,9		9,643,135		4,445,352
Deposits	4,6,19		421,200,651		393,246,702
Borrowings	4,6,20		32,226,416		34,990,075
Debentures	4,6,21		34,736,771		31,811,407
Provisions	22		543,694		929,594
Net defined benefit liabilities	23		11,283		7,841
Current income tax liabilities	32		25,178		38,545
Deferred income tax liabilities	16,32		673,452		502,992
Other liabilities	4,6,24,30		25,640,068		27,398,180

Total liabilities			524,859,860		493,464,126

Equity
Capital stock	25		2,021,896		2,021,896
Hybrid securities	25		1,065,612		1,282,935
Capital surplus	25		4,650,118		4,735,404
Accumulated other comprehensive income	25,34		775,726		614,395
Retained earnings	25,33,34		29,427,755		27,718,412
(Provision of regulatory reserve for credit losses December 31, 2024 : ~~W~~ 2,796,799 million December 31, 2023 : ~~W~~ 3,018,015 million)
(Amounts estimated to be appropriated (reversed) December 31, 2024 : ~~W~~ (60,765) million December 31, 2023 : ~~W~~ (221,216) million)

Equity attributable to the owners of the parent			37,941,107		36,373,042
Non-controlling interests			86,213		175,685

Total equity			38,027,320		36,548,727

Total liabilities and equity		~~W~~	562,887,180	~~W~~	530,012,853

The above consolidated interim statements of financial position should be read in conjunction with the accompanying notes.

Kookmin Bank and Subsidiaries

Consolidated Statements of Comprehensive Income

Years Ended December 31, 2024 and 2023

(In millions of Korean won)	Notes	2024		2023
Interest income		~~W~~	23,211,072	~~W~~	22,347,123
Interest income from financial instruments at fair value through other comprehensive income and amortized cost			22,778,587		21,901,583
Interest income from financial instruments at fair value through profit or loss			432,485		445,540
Interest expense			(12,987,200)		(12,477,056)

Net interest income	26		10,223,872		9,870,067

Fee and commission income			1,544,109		1,602,820
Fee and commission expense			(431,231)		(434,537)

Net fee and commission income	27		1,112,878		1,168,283

Net gains on financial instrument at fair value through profit or loss	28		767,877		759,985

Net other operating expenses	29		(1,391,357)		(1,340,451)

General and administrative expenses	14,15,23,30,40		(4,634,318)		(4,521,766)

Operating income before provision for credit losses			6,078,952		5,936,118

Provision for credit losses	7,11,12,18,22		(680,087)		(1,608,128)

Net operating income			5,398,865		4,327,990
Share of profit of associates	13		7,402		117
Net other non-operating expenses	31		(960,969)		(98,330)

Net non-operating expenses			(953,567)		(98,213)

Profit before income tax expense			4,445,298		4,229,777
Income tax expense	32		(1,293,896)		(1,079,825)

Profit for the period			3,151,402		3,149,952

(Adjusted profit after provision of regulatory reserve for credit losses	25
December 31, 2024 : ~~W~~ 3,312,524 million
December 31, 2023 : ~~W~~ 3,482,715 million)
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	23		(41,968)		(48,416)
Gains (losses) on equity securities at fair value through other comprehensive income			(272,923)		26,125
Items that may be subsequently reclassified to profit or loss:
Currency translation differences			428,808		(33,925)
Gains on debt securities at fair value through other comprehensive income			218,847		696,233
Share of other comprehensive income (loss) of associates			(762)		1,132
Losses on hedging instruments of net investments in foreign operations	9		(165,038)		(17,324)
Gains (losses) on cash flow hedging instruments	9		1,140		(12,904)

Other comprehensive income for the period, net of tax	34		168,104		610,921

Total comprehensive income for the period		~~W~~	3,319,506	~~W~~	3,760,873

Profit (loss) attributable to:
Shareholder of the Parent Company		~~W~~	3,251,759	~~W~~	3,261,499
Non-controlling interests			(100,357)		(111,547)

		~~W~~	3,151,402	~~W~~	3,149,952

Total comprehensive income (loss) for the period attributable to:
Shareholder of the Parent Company		~~W~~	3,408,978	~~W~~	3,889,625
Non-controlling interests			(89,472)		(128,752)

		~~W~~	3,319,506	~~W~~	3,760,873

The above consolidated statements of comprehensive income should be read in conjunction with the accompanying notes.

Kookmin Bank and Subsidiaries

Consolidated Statements of Changes in Equity

Years Ended December 31, 2024 and 2023

	Attributable to the owners of the parent										Non-controlling interests		Total equity
(In millions of Korean won)	Capital stock		Hybrid securities		Capital surplus		Accumulated other comprehensive income		Retained earnings
Balance as of January 1, 2023	~~W~~	2,021,896	~~W~~	873,850	~~W~~	5,025,335	~~W~~	12,751	~~W~~	25,834,192	~~W~~	(44,765)	~~W~~	33,723,259

Comprehensive income for the period
Profit (loss) for the period		—		—		—		—		3,261,499		(111,547)		3,149,952
Remeasurements of net defined benefit liabilities		—		—		—		(49,108)		—		692		(48,416)
Gains (losses) on equity securities at fair value through other comprehensive income		—		—		—		(357)		26,482		—		26,125
Currency translation differences		—		—		—		(15,802)		—		(18,123)		(33,925)
Gains on debt securities at fair value through other comprehensive income		—		—		—		696,007		—		226		696,233
Share of other comprehensive gains of associates		—		—		—		1,132		—		—		1,132
Losses on hedging instruments of net investments in foreign operations		—		—		—		(17,324)		—		—		(17,324)
Losses on cash flow hedging instruments		—		—		—		(12,904)		—		—		(12,904)

Total comprehensive income for the period		—		—		—		601,644		3,287,981		(128,752)		3,760,873

Transactions with the shareholder
Dividends		—		—		—		—		(1,346,582)		—		(1,346,582)
Issuance of hybrid securities		—		409,085		—		—		—		—		409,085
Dividends on hybrid securities		—		—		—		—		(57,179)		—		(57,179)
Ownership changes in subsidiaries		—		—		(289,931)		—		—		349,202		59,271

Total transactions with the shareholder		—		409,085		(289,931)		—		(1,403,761)		349,202		(935,405)

Balance as of December 31, 2023	~~W~~	2,021,896	~~W~~	1,282,935	~~W~~	4,735,404	~~W~~	614,395	~~W~~	27,718,412	~~W~~	175,685	~~W~~	36,548,727

Balance as of January 1, 2024	~~W~~	2,021,896	~~W~~	1,282,935	~~W~~	4,735,404	~~W~~	614,395	~~W~~	27,718,412	~~W~~	175,685	~~W~~	36,548,727

Comprehensive income for the period
Profit (loss) for the period		—		—		—		—		3,251,759		(100,357)		3,151,402
Remeasurements of net defined benefit liabilities		—		—		—		(42,577)		—		609		(41,968)
Losses on equity securities at fair value through other comprehensive income		—		—		—		(268,811)		(4,112)		—		(272,923)
Currency translation differences		—		—		—		418,036		—		10,772		428,808
Gains (losses) on debt securities at fair value through other comprehensive income		—		—		—		219,343		—		(496)		218,847
Share of other comprehensive income of associates		—		—		—		(762)		—		—		(762)
Losses on hedging instruments of net investments in foreign operations		—		—		—		(165,038)		—		—		(165,038)
Gains on cash flow hedging instruments		—		—		—		1,140		—		—		1,140

Total comprehensive income for the period		—		—		—		161,331		3,247,647		(89,472)		3,319,506

Transactions with the shareholder
Dividends		—		—		—		—		(1,467,896)		—		(1,467,896)
Issuance of hybrid securities		—		357,200		—		—		—		—		357,200
Redemption of hybrid securities		—		(574,523)		(85,286)		—		—		—		(659,809)
Dividends on hybrid securities		—		—		—		—		(70,408)		—		(70,408)

Total transactions with the shareholder		—		(217,323)		(85,286)		—		(1,538,304)		—		(1,840,913)

Balance as of December 31, 2024	~~W~~	2,021,896	~~W~~	1,065,612	~~W~~	4,650,118	~~W~~	775,726	~~W~~	29,427,755	~~W~~	86,213	~~W~~	38,027,320

The above consolidated interim statements of changes in equity should be read in conjunction with the accompanying notes.

Kookmin Bank and Subsidiaries

Consolidated Statements of Cash Flows

Years Ended December 31, 2024 and 2023

(In millions of Korean won)	Notes	2024		2023
Cash flows from operating activities
Profit for the period		~~W~~	3,151,402	~~W~~	3,149,952

Adjustment for non-cash items
Net gains on financial instruments at fair value through profit or loss			(752,292)		(845,293)
Net losses (gains) on derivative financial instrument for hedging purposes			2,248		(6,597)
Provision for credit losses			680,085		1,608,128
Net losses (gains) on financial investments			(58,904)		74,549
Share of profit of associates			(7,401)		(117)
Depreciation and amortization expense			591,105		569,173
Other net losses on property and equipment/intangible assets			96,652		18,801
Share-based payments			52,197		24,330
Post-employment benefits			127,523		108,299
Net interest income			(32,139)		(183,360)
Losses on foreign currency translation			1,137,356		98,458
Other expenses			869,848		86,745

			2,706,278		1,553,116

Changes in operating assets and liabilities
Financial assets at fair value through profit or loss			(1,611,425)		964,757
Derivative financial instrument			179,974		(71,173)
Loans measured at amortized cost			(20,545,720)		(11,836,507)
Current income tax assets			(89,953)		(16,330)
Deferred income tax assets			122,112		(68,331)
Other assets			909,400		(3,571,681)
Financial liabilities at fair value through profit or loss			23,953		(29,240)
Deposits			23,713,337		11,055,701
Deferred income tax liabilities			252,983		122,482
Other liabilities			(3,515,238)		6,169,494

			(560,577)		2,719,172

Net cash inflow from operating activities			5,297,103		7,422,240

Cash flows from investing activities
Net cash flows from derivative financial instrument for hedging purposes			29,389		21,497
Disposal of financial assets at fair value through profit or loss			8,037,318		7,283,632
Acquisition of financial assets at fair value through profit or loss			(7,884,004)		(5,820,627)
Disposal of financial investments			34,596,068		33,011,892
Acquisition of financial investments			(36,304,181)		(34,487,072)
Disposal of investments in associates			68,071		62,988
Acquisition of investments in associates			(57,900)		(120,660)
Disposal of property and equipment			4,038		3,028
Acquisition of property and equipment			(188,218)		(156,262)
Disposal of Investment Property			264,948		—
Disposal of intangible assets			4,619		—
Acquisition of intangible assets			(81,231)		(106,633)
Net cash flows from changes in ownership of subsidiaries			77,094		(24,037)
Others			(23,052)		(18,676)

Net cash outflow from investing activities			(1,457,041)		(350,930)

Cash flows from financing activities
Net cash flows from derivative financial instrument for hedging purposes			(16,790)		32,370
Decrease in borrowings			(5,164,339)		(10,475,975)
Increase in debentures			20,162,078		25,538,802
Decrease in debentures			(18,796,179)		(23,923,149)
Payment of dividends			(1,467,896)		(1,346,582)
Increase in other payables to trust accounts			89,900		2,333,656
Issuance of hybrid securities			357,200		409,085
Redemption of hybrid securities			(690,400)		—
Net cash outflow from consolidated equtiy transactions			—		349,201
Others			(297,105)		(743,350)

Net cash outflow from financing activities			(5,823,531)		(7,825,942)

Effect of exchange rate changes on cash and cash equivalents			911,384		(38,098)

Net decrease in cash and cash equivalents			(1,072,085)		(792,730)
Cash and cash equivalents at the beginning of the period	36		22,561,791		23,354,521

Cash and cash equivalents at the end of the period	36	~~W~~	21,489,706	~~W~~	22,561,791

The above consolidated interim statements of cash flows should be read in conjunction with the accompanying notes.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

1. Reporting Entity

Kookmin Bank (the “Bank”) was incorporated in 1963 under the Citizens National Bank Act to provide banking services to the general public and to small and medium-sized enterprises. Pursuant to the Repeal Act of the Citizens National Bank Act, effective January 5, 1995, the Bank’s status changed to a financial institution which operates under the Banking Act and Commercial Act.

The Bank merged with Korea Long Term Credit Bank on December 31, 1998, and with its subsidiaries, Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd., on August 22, 1999. Pursuant to the directive from the Financial Services Commission related to the 1998 Structural Improvement of the Financial Industry Act, the Bank acquired certain assets, including performing loans, and assumed most of the liabilities of Daedong Bank on June 29, 1998. Also, the Bank completed the merger with Housing and Commercial Bank (“H&CB”) on October 31, 2001, and merged with Kookmin Credit Card Co., Ltd., a majority-owned subsidiary, on September 30, 2003. Meanwhile, the Bank spun off its credit card business segment on February 28, 2011, and KB Kookmin Card Co., Ltd. became a subsidiary of KB Financial Group Inc.

The Bank listed its shares on the Stock Market Division of the Korea Exchange (“KRX”) in September 1994. As a result of the merger with H&CB, the shareholders of the former Kookmin Bank and H&CB received new common shares of the Bank which were relisted on the KRX on November 9, 2001. In addition, H&CB listed its American Depositary Shares (“ADS”) on the New York Stock Exchange (“NYSE”) on October 3, 2000, prior to the merger. Following the merger with H&CB, the Bank listed its ADS on the NYSE on November 1, 2001. The Bank became a wholly owned subsidiary of KB Financial Group Inc. through a comprehensive stock transfer on September 29, 2008. Subsequently, the Bank’s shares and its ADS, each listed on the KRX and the NYSE, were delisted on October 10, 2008 and September 26, 2008, respectively. As of December 31, 2024, the Bank’s paid-in capital is ~~W~~ 2,021,896 million.

The Bank engages in the banking business in accordance with the Banking Act, trust business in accordance with the Financial Investment Services and Capital Markets Act, mobile virtual network business in accordance with Special Act on Support for Financial Innovation, and other relevant businesses. As of December 31, 2024, the Bank operates its Seoul headquarters and 800 domestic branches, and 11 overseas branches (excluding five subsidiaries).

2. Basis of Preparation

2.1 Application of Korean IFRS

The Bank and its subsidiaries (collectively the “Group”) maintains its accounting records in Korean won and prepares statutory consolidated financial statements in the Korean language in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying consolidated financial statements have been translated into English from the Korean language consolidated financial statements.

The consolidated financial statements of the Group have been prepared in accordance with Korean IFRS. Korean IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of the consolidated financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Group’s accounting policies. The areas that require a more complex and higher level of judgment or areas that require significant assumptions and estimations are disclosed in Note 2.4.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

2.1.1 The Group has applied the following amended standards for the first time for its annual reporting period commencing January 1, 2024.

- Amendment of Korean IFRS No.1001 “Presentation of Financial Statements”—Classification of Liabilities into Current and Non-Current

Liabilities are classified as current or non-current based on their substantive rights existing at the end of the reporting period, without considering the possibility of exercising the right to delay the payment or the management’s expectations. Also, if the transfer of equity instruments is included in the payment of liabilities, it is excluded if the option to pay with equity instruments is recognized separately from the liability in a compound financial instrument and meets the definition of equity instruments. These amendments do not have a significant impact on the consolidated financial statements.

- Amendment of Korean IFRS No.1007 “Statement of Cash Flows” and No.1107 “Financial Instruments: Disclosures” – Disclosure of Supplier Finance Arrangements

The amendments require disclosure of the effects of supplier finance arrangements on the Group’s liabilities, cash flows and exposure to liquidity risk. These amendments do not have a significant impact on the consolidated financial statements.

- Amendment of Korean IFRS No.1116 “Leases”—Lease Liability in a Sale and Leaseback

The amendments require a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. These amendments do not have a significant impact on the consolidated financial statements.

- Amendment of Korean IFRS No.1001 “Presentation of Financial Statements” – Disclosure of Virtual Asset

The amendments require additional disclosure for virtual assets held by the Group, virtual assets entrusted by customers to the Group, and the issuance and transfer of virtual assets. These amendments do not have a significant impact on the consolidated financial statements.

2.1.2 The following new and amended standards have been published that are not mandatory for December 31, 2024 reporting period and have not been adopted by the Group.

- Amendment of Korean IFRS No.1021 “The Effects of Changes in Foreign Exchange Rates”—Lack of exchangeability

The amendments require the Company to determine a spot exchange rate when exchangeability is lacking, and to disclose information on the nature and financial effects of the currency not being exchangeable into the other currency, the spot exchange rate(s) used, the estimation process, and the risks to which the Company is exposed. This amendment will be applied to the financial statements for the accounting year beginning on or after January 1, 2025.The Group expects that the amendment will not have a significant impact on the consolidated financial statements.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

2.2 Measurement Basis

The consolidated financial statements have been prepared based on the historical cost accounting model unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of each entity of the Group are measured using the currency of the primary economic environment in which the entity operates (“functional currency”). The consolidated financial statements are presented in Korean won, which is the reporting entity’s functional and presentation currency.

2.4 Significant Accounting Estimates

The Group applies accounting policies and uses judgements, accounting estimates, and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses) in preparing the consolidated financial statements. Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment are different from the actual environment.

Estimates and underlying assumptions are continually evaluated, and changes in accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected.

Uncertainties in estimates and assumptions with significant risks that may result in material adjustments to the consolidated financial statements are as follows:

2.4.1 Income taxes

As the income taxes on the Group’s taxable income is calculated by applying the tax laws of various countries and the decisions of tax authorities, there is uncertainty in calculating the final tax effect.

2.4.2 Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors, assumptions in fair value determination, and other risks.

As described in the significant accounting policies in Note 3.3 Recognition and Measurement of Financial Instruments, diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

2.4.3 Allowances and provisions for credit losses

The Group recognizes and measures allowances for credit losses of debt instruments measured at amortized cost and debt instruments measured at fair value through other comprehensive income. Also, the Group recognizes and measures provisions for credit losses of acceptances and guarantees, and unused loan commitments. Accuracy of allowances and provisions for credit losses is dependent upon estimation of expected cash flows of the borrower subject to individual assessment of impairment, and upon assumptions and variables of model used in collective assessment of impairment and estimation of provisions for credit losses of acceptances and guarantees, and unused loan commitments.

- Allowances and provisions for credit losses (Allowances, acceptances and guarantees, and unused commitments)

Economic uncertainty arising from the complex crises is increasing such as real economic recession, etc., and asset quality deterioration may be raised from increased pressure of debt repayment increased by high interest rates. Accordingly, the Group reflected this effect on expected credit losses by employing additional method based on the comprehensive review of the effect on vulnerable sectors in the event of the discontinuation of COVID-19 financial support policies. In addition, the Group has expanded the scope of lenders for individual assessment of allowance, and estimates the elements of risk measures reflecting the future economic prospects based on the comprehensive reviews. The Group will continue to monitor the impact on expected credit losses by considering the duration of economic uncertainty and government policies, and the impact on expected credit losses is described in Note 11.1 Changes in allowances for credit losses of loans measured at amortized cost and Note 22.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees.

2.4.4 Net defined benefit asset (liability)

The present value of the net defined benefit asset(liability) is affected by changes in the various factors determined by the actuarial method.

2.4.5 Impairment of goodwill

The recoverable amounts of cash-generating units are determined based on value-in-use calculations to test whether impairment of goodwill has occurred.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

3. Material Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

3.1 Consolidation

3.1.1 Subsidiaries

Subsidiaries are companies that are controlled by the Group. The Group controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Also, the existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls the investee. Subsidiaries are fully consolidated from the date when control is transferred to the Group and de-consolidated from the date when control is lost.

If a subsidiary uses accounting policies other than those adopted in the consolidated financial statements for like transactions and events in similar circumstances, appropriate adjustments are made to that subsidiary’s financial statements in preparing the consolidated financial statements to ensure conformity with the Group’s accounting policies.

Profit or loss and each component of other comprehensive income are attributed to the owners of the parent and to the non-controlling interests, if any. Total comprehensive income is attributed to the owners of the parent and to the non-controlling interests even if this results in the non-controlling interests having a deficit balance.

Transactions with non-controlling interests that do not result in loss of control are accounted for as equity transactions (i.e., transactions with owners in their capacity as owners). The difference between fair value of any consideration paid and carrying amount of the subsidiary’s net assets attributable to the additional interests acquired, is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

When the Group loses control, any investment retained in the former subsidiary is recognized at its fair value at the date when control is lost, with the resulting difference recognized in profit or loss. This fair value will be the fair value on initial recognition of a financial asset in accordance with Korean IFRS No.1109 or, when appropriate, the cost on initial recognition of an investment in an associate or joint venture. In addition, all amounts previously recognized in other comprehensive income in relation to that subsidiary are accounted for on the same basis as would be required if the Group had directly disposed of the related assets or liabilities. Therefore, amounts previously recognized in other comprehensive income are reclassified to profit or loss.

The Group accounts for each business combination by applying the acquisition method. The consideration transferred is measured at fair value, and identifiable assets acquired, and liabilities and contingent liabilities assumed in a business combination are initially measured at acquisition-date fair values. For each business combination, the Group measures non-controlling interests in the acquiree that entitle their holders to a proportionate share of the acquiree’s net assets in the event of liquidation at either (a) fair value or (b) the proportionate share in the recognized amounts of the acquiree’s identifiable net assets. Acquisition-related costs are expensed in the periods in which the costs are incurred.

In a business combination achieved in stages, the Group shall remeasure its previously held equity interest in the acquiree at its acquisition-date fair value and recognize the resulting gain or loss, if any, in profit or loss or other comprehensive income, as appropriate. In prior reporting periods, the Group may have recognized changes in the value of its equity interest in the acquiree in other comprehensive income. If so, the amount that was recognized in other comprehensive income shall be reclassified as profit or loss, or retained earnings, on the same basis as would be required if the Group had directly disposed of the previously held equity interest.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

The Group applies the book-value method to account for business combinations of entities under common control. Identifiable assets acquired and liabilities assumed in a business combination are measured at their book value on the consolidated financial statements of the Group. In addition, the difference between (a) the sum of consolidated net book value of the assets and liabilities transferred and accumulated other comprehensive income and (b) the consideration paid, is recognized as capital surplus.

3.1.2 Associates

Associates are entities over which the Group has significant influence over the financial and operating policy decisions. Generally, if the Group holds 20% or more of the voting power of the investee, it is presumed that the Group has significant influence.

Investments in associates are initially recognized at cost and equity method is applied after initial recognition. The carrying amount is increased or decreased to recognize the Group’s share of the profit or loss of the investee and changes in the investee’s equity after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment. Unrealized gains and losses resulting from transactions between the Group and associates are eliminated to the extent of the Group’s share in associates. If unrealized losses are an indication of an impairment that requires recognition in the consolidated financial statements, those losses are recognized for the period.

If associates use accounting policies other than those of the Group for like transactions and events in similar circumstances, if necessary, adjustments shall be made to make the associates’ accounting policies conform to those of the Group when the associates’ financial statements are used by the Group in applying the equity method.

If the Group’s share of losses of associates equals or exceeds its interest in the associates (including long-term interests that, in substance, form part of the Group’s net investment in the associates), the Group discontinues recognizing its share of further losses. After the Group’s interest is reduced to zero, additional losses are provided for, and a liability is recognized, only to the extent that the Group has incurred legal or constructive obligations or made payments on behalf of the associates.

The Group determines at each reporting period whether there is any objective evidence that the investments in the associates are impaired. If this is the case, the Group calculates the amount of impairment as the difference between the recoverable amount of the associates and its carrying amount and recognizes the amount as non-operating expenses in the consolidated statement of comprehensive income.

3.1.3 Structured entity

A structured entity is an entity that has been designed so that voting or similar rights are not the dominant factor in deciding who controls the entity. When the Group decides whether it has power over the structured entities in which the Group has interests, it considers factors such as the purpose, the form, the substantive ability to direct the relevant activities of a structured entity, the nature of its relationship with a structured entity, and the amount of exposure to variable returns.

3.1.4 Funds management

The Group manages and operates trust assets, collective investment, and other funds on behalf of investors. These trusts and funds are not consolidated, except for trusts and funds over which the Group has control.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

3.1.5 Intragroup transactions

Intragroup balances, income, expenses, and any unrealized gains and losses resulting from intragroup transactions are eliminated in full, in preparing the consolidated financial statements. If unrealized losses are an indication of an impairment that requires recognition in the consolidated financial statements, those losses are recognized for the period.

3.2 Foreign Currency

3.2.1 Foreign currency transactions

A foreign currency transaction is recorded, at initial recognition in the functional currency, by applying to the foreign currency amount the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate which is the spot exchange rate at the end of the reporting period. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value was measured and non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Except for the exchange differences for the net investment in a foreign operation and the financial liability designated as a hedging instrument of net investment, exchange differences arising on the settlement of monetary items or on translating monetary items are recognized in profit or loss. When a gain or loss on a non-monetary item is recognized in other comprehensive income, any exchange component of that gain or loss is recognized in other comprehensive income. Conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss is recognized in profit or loss.

3.2.2 Foreign operations

The results and financial position of a foreign operation, whose functional currency differs from the Group’s presentation currency, are translated into the Group’s presentation currency based on the following procedures.

If the functional currency of a foreign operation is not the currency of a hyperinflationary economy, assets and liabilities for each statement of financial position presented (including comparatives) are translated at the closing rate at the end of the reporting period, income and expenses for each statement of comprehensive income presented (including comparatives) are translated using the average exchange rates for the period. All resulting exchange differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and are translated into the presentation currency at the closing rate.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, is reclassified from equity to profit or loss (as a reclassification adjustment) when the gain or loss on disposal is recognized. On the partial disposal of a subsidiary that includes a foreign operation, the Group re-attributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation. In any other partial disposal of a foreign operation, the Group reclassifies to profit or loss only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income.

3.2.3 Translation of the net investment in a foreign operation

A monetary item that is receivable from or payable to a foreign operation, for which settlement is neither planned nor likely to occur in the foreseeable future is, in substance, a part of the Group’s net investment in that foreign operation. The foreign currency difference arising from that monetary item is recognized in other comprehensive income and shall be reclassified to profit or loss on disposal of the net investment.

3.3 Recognition and Measurement of Financial Instruments

3.3.1 Initial recognition

The Group recognizes a financial asset or a financial liability in its consolidated statement of financial position when the Group becomes party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned) is recognized and derecognized using trade date accounting.

For financial reporting purpose, the Group classifies (a) financial assets as financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income, or financial assets at amortized cost and (b) financial liabilities as financial liabilities at fair value through profit or loss, or other financial liabilities. These classifications are based on the business model for managing financial instruments and the contractual cash flow characteristics of the financial instrument at initial recognition.

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received) in an arm’s length transaction.

3.3.2 Subsequent measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

3.3.2.1 Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition minus the principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount and, for financial assets, adjusted for any loss allowance.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

3.3.2.2 Fair value

The Group uses quoted price in an active market which is based on listed market price or dealer price quotations of financial instruments traded in an active market as best estimate of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If there is no active market for a financial instrument, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable and willing parties, if available, referencing the current fair value of another instrument that is substantially the same, discounted cash flow analysis, and option pricing models.

The Group uses valuation models that are commonly used by market participants and customized for the Group to determine fair values of common over-the-counter (“OTC”) derivatives such as options, interest rate swaps, and currency swaps which are based on the inputs observable in markets. However, for some complex financial instruments that require fair value measurement by valuation techniques based on certain assumptions because some or all inputs used in the model are not observable in the market, the Group uses internal valuation models developed from general valuation models or valuation results from independent external valuation institutions.

In addition, the fair value information recognized in the consolidated statement of financial position is classified into the following fair value hierarchy, reflecting the significance of the input variables used in the fair value measurement.

Level 1 : Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Group can access at the measurement date

Level 2 : Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3 : Unobservable inputs for the asset or liability

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety.

If a fair value measurement uses observable inputs that require significant adjustment using unobservable inputs, that measurement is a Level 3 measurement.

The Group’s Fair Value Evaluation Committee, which consists of the risk management department, trading department and accounting department, reviews the appropriateness of internally developed valuation models, and approves the selection and changing of the external valuation institution and other considerations related to fair value measurement. The results of regular verification of the internally developed valuation models are reported to the Market Risk Management Subcommittee.

If the valuation technique does not reflect all factors which market participants would consider in pricing the asset or liability, the fair value is adjusted to reflect those factors. Those factors include counterparty credit risk, liquidity risk, and others.

The Group uses a valuation technique which maximizes the use of market inputs and minimizes the use of entity-specific inputs. It incorporates all factors that market participants would consider in pricing the asset or liability and is consistent with economic methodologies applied for pricing financial instruments. Periodically, the Group calibrates the valuation technique and tests its validity using prices of observable current market transactions of the same instrument or based on other relevant observable market data.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

3.3.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the consolidated statement of financial position. The derecognition criteria for financial assets and financial liabilities are as follows:

3.3.3.1 Derecognition of financial assets

A financial asset is derecognized when the contractual rights to the cash flows from the financial assets expire or the Group transfers substantially all the risks and rewards of ownership of the financial asset, or the Group neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset and the Group has not retained control. Therefore, if the Group does not transfer substantially all the risks and rewards of ownership of the financial asset, the Group continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

If the Group transfers the contractual rights to receive the cash flows of the financial asset but retains substantially all the risks and rewards of ownership of the financial asset, the Group continues to recognize the transferred asset in its entirety and recognize a financial liability for the consideration received.

The Group writes off a financial asset when the Group has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. In general, the Group considers write-off when it is determined that the debtor does not have sufficient funds or income to cover the principal and interest. The write-off decision is made in accordance with internal policy. After the write-off, the Group can continue to collect the written-off loans according to the internal policy. Recovered amounts from financial assets previously written-off are recognized in profit or loss.

3.3.3.2 Derecognition of financial liabilities

A financial liability is derecognized from the consolidated statement of financial position when it is extinguished (i.e., the obligation specified in the contract is discharged, canceled or expires).

3.3.4 Offsetting

A financial asset and a financial liability are offset, and the net amount is presented in the consolidated statement of financial position when, and only when, the Group currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on a future event and must be legally enforceable in the normal course of business, the event of default, and the event of insolvency or bankruptcy of the Group and all of the counterparties.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

3.4 Cash and Due from Financial Institutions

Cash and due from financial institutions include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and due from financial institutions. Cash and due from financial institutions are measured at amortized cost.

3.5 Non-derivative Financial Assets

3.5.1 Financial assets at fair value through profit or loss

Financial assets are classified as financial assets at fair value through profit or loss unless they are classified as financial assets at amortized cost or at fair value through other comprehensive income.

The Group may designate certain financial assets upon initial recognition as at fair value through profit or loss when the designation eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as an ‘accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in fair value are recognized in profit or loss. Interest income using the effective interest method and dividend income from financial assets at fair value through profit or loss are also recognized in profit or loss.

3.5.2 Financial assets at fair value through other comprehensive income

The Group classifies below financial assets as financial assets at fair value through other comprehensive income:

Debt instruments that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and where the assets’ cash flows solely represent payments of principal and interest on the principal amount outstanding and;

Equity instruments that are not held for short-term trading but held for strategic investment, and designated as financial assets at fair value through other comprehensive income

After initial recognition, a financial asset at fair value through other comprehensive income is measured at fair value. Gains or losses arising from a change in fair value, other than dividend income, interest income calculated using the effective interest method and exchange differences arising on monetary items which are recognized directly in profit or loss, are recognized in other comprehensive income in equity.

When the financial assets at fair value through other comprehensive income is disposed of, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. However, cumulative gain or loss of equity instruments designated at fair value through other comprehensive income is reclassified to retained earnings not to profit or loss at disposal.

A financial asset at fair value through other comprehensive income denominated in foreign currency is translated at the closing rate. Exchange differences resulting from changes in amortized cost are recognized in profit or loss, and other changes are recognized in equity.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

3.5.3 Financial assets at amortized cost

A financial asset, which is held within the business model whose objective is achieved by collecting contractual cash flows, and where the assets’ cash flows represent solely payments of principal and interest on the principal amount outstanding, is classified as a financial asset at amortized cost. After initial recognition, a financial asset at amortized cost is measured at amortized cost using the effective interest method and interest income is calculated using the effective interest method.

3.6 Expected Credit Losses of Financial Assets (Debt Instruments)

The Group recognizes loss allowances for expected credit losses at the end of the reporting period for financial assets at amortized cost and fair value through other comprehensive income except for financial assets at fair value through profit or loss.

Expected credit losses are estimated at present value of probability-weighted amount that is determined by evaluating a range of possible outcomes. The Group measures expected credit losses by reflecting all reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions, and forecasts of future economic conditions.

The approaches of measuring expected credit losses in accordance with Korean IFRS are as follows:

•	General approach: for financial assets and unused loan commitments not subject to the below approach

•	Credit-impaired approach: for financial assets that are credit-impaired at the time of acquisition

Application of general approach is differentiated depending on whether credit risk has increased significantly after initial recognition. If the credit risk on a financial instrument has not increased significantly since initial recognition, the Group measures loss allowances for that financial instrument at an amount equal to 12-month expected credit losses, whereas if the credit risk on a financial instrument has increased significantly since initial recognition, the Group measures loss allowances for a financial instrument at an amount equal to the lifetime expected credit losses. Lifetime is the period until the contractual maturity date of financial instruments and means the expected life.

The Group assesses whether the credit risk has increased significantly using the following criteria, and if one or more of the following criteria are met, it is deemed as significant increase in credit risk. Criterion of more than 30 days past due is applied to all subsidiaries, and other criteria are applied selectively considering specific indicators of each subsidiary or additionally considering specific indicators of each subsidiary. If the contractual cash flows of a financial asset have been renegotiated or modified, the Group assesses whether the credit risk has increased significantly using the same following criteria.

•	More than 30 days past due

•	Decline in credit rating at the end of the reporting period by certain notches or more compared to the time of initial recognition

•	Subsequent managing ratings below certain level in the early warning system

•	Debt restructuring (except for impaired financial assets) and

•	Credit delinquency information of Korea Federation of Banks, etc.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

The Group generally considers the loan to be credit-impaired if one or more of the following criteria are met:

•	90 days or more past due

•	Legal proceedings related to collection

•	A borrower registered on the credit management list of Korea Federation of Banks

•	A corporate borrower with the credit rating C and D

•	Refinancing and

•	Debt restructuring

3.6.1 Forward-looking information

The Group uses forward-looking information, when determining whether credit risk has increased significantly and measuring expected credit losses.

The Group assumes that the risk components have a constant correlation with the economic cycle and uses statistical methodologies to estimate the relation between key macroeconomic variables and risk components for the expected credit losses. The Bank has derived a correlation between the time series data of 14 years or more and the key macroeconomic variables and calculates the expected credit losses by reflecting the results of the correlation on the risk component.

The correlation between the major macroeconomic variables and the credit risk are as follows:

Key macroeconomic variables	Correlation between the major macroeconomic variables and the credit risk
Benchmark interest rate	(+)
AA- rated corporate bond (3-year)	(+)
BBB- rated corporate bond (3-year)	(+)
Composite stock index	(-)
Rate of increase in housing transaction price index (Whole Country)	(-)
Rate of increase in housing transaction price index (Metropolitan Area)	(-)
WTI crude oil price	(+)
Growth rate of private consumption	(-)
Rate of increase or decrease in unemployment rate	(+)

Forward-looking information used in the calculation of expected credit losses is based on the macroeconomic forecasts utilized by management of the Group for its business plan considering reliable external agency’s forecasts and others. The forward-looking information is generated by KB Research with a comprehensive approach to capture the possibility of various economic forecast scenarios that are derived from the internal and external viewpoints of the macroeconomic situation. The Group determines the macroeconomic variables to be used in forecasting future conditions of the economy, considering the direction of the forecast scenario based on GDP growth and the significant relationship between macroeconomic variables and time series data. Some macroeconomic variables used are different than those used in the previous year.

As of December 31, 2024, the Bank measures expected credit losses by applying both the worse scenario and the crisis scenario, taking into consideration the potential credit risk resulting from the uncertain financial environment locally and globally and the rapid economic recession.

If we assume a probability weight of 100% for each scenario, the impact of the bank on expected credit loss allowances and provisions would be as follows.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

(In millions of Korean won) Scenario	Applied probability weight	Assumption of 100%	Difference from the book value
Deterioration	80%	2,152,009	(607,040)
Crisis situation	20%	4,323,709	1,564,660

3.6.2 Measuring expected credit losses on financial assets at amortized cost

The expected credit losses of financial assets at amortized cost are measured as present value of the difference between the contractual cash flows to be received and the cash flows expected to be received. The Group estimates expected future cash flows for financial assets that are individually significant. The Group selects the individually significant financial assets by comprehensively considering quantitative and qualitative factors (such as debt restructuring or negative net assets, etc.) when the credit risk has increased significantly or the financial asset in credit-impaired (individual assessment of impairment).

For financial assets that are not individually significant, the Group collectively estimates expected credit losses by grouping loans with a homogeneous credit risk profile (collective assessment of impairment).

3.6.2.1 Individual assessment of impairment

Individual assessment of impairment losses is performed using management’s best estimate on the present value of expected future cash flows. The Group uses all the available information including financial condition of the borrower such as operating cash flow and net realizable value of any collateral held.

3.6.2.2 Collective assessment of impairment

Collective assessment of impairment losses is performed by using a methodology based on historical loss experience and reflecting forward-looking information. Such a process incorporates factors such as type of collateral, type of product, type of borrower, credit rating, size of portfolio, and recovery period and applies Probability of Default (“PD”) on a group of assets and Loss Given Default (“LGD”) by type of recovery method. Also, the Group applies certain assumptions to model expected credit losses assessment and to determine input based on loss experience and forward-looking information. These models and assumptions are periodically reviewed to reduce the gap between loss estimate and actual loss experience.

The lifetime expected credit losses are measured by applying the PD to the carrying amount, which is calculated by deducting the expected principal repayment amount from the carrying amount as of the reporting date, and the LGD adjusted to reflect changes in the carrying amount.

3.6.3 Measuring expected credit losses on financial assets at fair value through other comprehensive income

The Group measures expected credit losses on financial assets at fair value through other comprehensive income in a manner that is consistent with the requirements that are applicable to financial assets at amortized cost. However, loss allowances are recognized in other comprehensive income. Upon disposal or repayment of financial assets at fair value through other comprehensive income, the amount of loss allowances is reclassified from other comprehensive income to profit or loss.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

3.7 Derivative Financial Instruments

The Group enters into numerous derivative financial instrument contracts such as currency forwards, interest rate swaps, currency swaps, and others for trading purposes or to manage its interest rate risk, currency risk, and others. The Group’s derivative financial instruments business focuses on addressing the needs of the Group’s corporate clients to hedge their risk exposure and to hedge the Group’s risk exposure that results from such client contracts. These derivative financial instruments are presented as derivative financial instruments in the consolidated financial statements irrespective of transaction purpose and subsequent measurement requirement.

The Group designates certain derivative financial instruments as hedging instruments to hedge the risk of changes in fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge) and the risk of changes in cash flow (cash flow hedge). The Group designates certain derivative and non-derivative financial instruments as hedging instruments to hedge the currency risk of the net investment in a foreign operation (hedge of net investment).

At the inception of the hedging relationship, there is formal designation and documentation of the hedging relationship and the Group’s risk management objective and strategy for undertaking the hedge. This documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged, the inception date of hedging relationship and how the Group will assess the hedging instrument’s effectiveness in offsetting the changes in the hedged item’s fair value or cash flows attributable to the hedged risk.

Derivative financial instruments are initially recognized at fair value. After initial recognition, derivative financial instruments are measured at fair value, and changes therein are accounted for as described below.

3.7.1 Derivative financial instruments held for trading

All derivative financial instruments, except for derivatives that are designated and qualify for hedge accounting, are measured at fair value. Gains or losses arising from changes in fair value are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.2 Derivative financial instruments for fair value hedges

If derivative financial instruments are designated and qualify for fair value hedges, changes in fair value of the hedging instrument and changes in fair value of the hedged item attributable to the hedged risk are recognized in profit or loss as part of other operating income or expenses. If the hedged items are equity instruments for which the Group has elected to present changes in fair value in other comprehensive income, changes in fair value of the hedging instrument and changes in fair value of the hedged item attributable to the hedged risk are recognized in other comprehensive income.

Fair value hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedging relationship ceases to meet the qualifying criteria. Once fair value hedge accounting is discontinued, the adjustment to the carrying amount of a hedged item is amortized to profit or loss by the maturity of the financial instrument using the effective interest method.

3.7.3 Derivative financial instruments for cash flow hedges

The effective portion of changes in fair value of derivative financial instruments that are designated and qualify for cash flow hedges is recognized in other comprehensive income, limited to the cumulative change in fair value (present value) of the hedged item (the present value of the cumulative change in the hedged expected future cash flows) from inception of the hedge. The ineffective portion is recognized in profit or loss as other operating income or expenses. The associated gains or losses that were previously recognized in other comprehensive income are reclassified from equity to profit or loss (other operating income or expenses) as a reclassification adjustment in the same period or periods during which the hedged forecast cash flows affect

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

profit or loss. Cash flow hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedging relationship ceases to meet the qualifying criteria. When the cash flow hedge accounting is discontinued, the cumulative gains or losses on the hedging instrument that have been recognized in other comprehensive income are reclassified to profit or loss over the period in which the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the cumulative gains or losses that have been recognized in other comprehensive income are immediately reclassified to profit or loss.

3.7.4 Derivative and non-derivative financial instruments designated for net investments hedges

If derivative and non-derivative financial instruments are designated and qualify for the net investment hedge, the effective portion of changes in fair value of the hedging instrument is recognized in other comprehensive income and the ineffective portion is recognized in profit or loss as other operating income or expenses. The cumulative gains or losses on the hedging instrument relating to the effective portion of the hedge that have been accumulated in other comprehensive income will be reclassified from other comprehensive income to profit or loss as a reclassification adjustment on the disposal or partial disposal of the foreign operation.

3.7.5 Risk management strategy

Interest rate risk arises from changes in fair value resulting from changes in the discount rate of fixed rate financial instruments and changes in cash flows resulting from changes in the nominal interest rate of floating rate financial instruments. Foreign currency risk arises from the net investment in a foreign operation, whose functional currency differs from the Group’s functional currency.

While the Group hedges the interest rate risk in its entirety, the Group only hedges the foreign currency risk related to the proportional part of the notional amount.

At inception of the hedge relationship, the Group reviews the hedge effectiveness; and periodically reviews the effectiveness in order to confirm that economic relationship between the hedged item and the hedging instrument exists. The requirement that an economic relationship exists means that the hedging instrument and the hedged item have values that generally move in the opposite direction due to the same risk, which is the hedged risk. The Group designates the exposure of the hedged item opposite to the exposure of hedging instruments in order to meet economic relationship requirement.

The Group designates the hedge relationship at a one-on-one ratio between the nominal amount of the hedging instrument and the nominal amount of the hedged item.

Hedge ineffectiveness could arise because of differences in the underlying parameters (acquisition date, credit risk or liquidity and others) or other differences between the hedging instrument and the hedged item that the Group accepts in order to achieve a cost-effective hedging relationship.

The Group avoids the cash flow variability of its floating rate debt securities by using interest rate swaps. Both are linked to the same interest rate; however, the paid amount of the floating rate may be set on different dates. Even if the variability of interest rate related cash flows (as a risk factor) is designated as a hedged item, the difference in set-up dates creates a hedge ineffectiveness.

The Group avoids the variability of fair values of its fixed rate debt securities by using interest rate swaps. The method of calculating the number of dates for paying fixed-rate interest can be different between hedging instruments and hedged items. Even if the variability of the fair value due to the benchmark interest rate (as a risk factor) is designated as a hedged item, the difference in the method of calculating the number of the dates creates a hedge ineffectiveness.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

3.7.6 Embedded derivatives

An embedded derivative is separated from the host contract and accounted for as a derivative if, and only if, (a) the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract, (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and (c) the hybrid contract contains a host that is not a financial asset and is not designated as at fair value through profit or loss. Gains or losses arising from a change in fair value of an embedded derivative separated from the host contract are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.7 Day one gains or losses

If the Group uses a valuation technique that incorporates unobservable inputs for the fair value of the OTC derivatives at initial recognition, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the difference is not recognized in profit or loss but deferred and amortized using the straight-line method over the life of the financial instrument. If the fair value is subsequently determined using observable inputs, the remaining deferred amount is recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss or other operating income or expenses.

3.8 Property and Equipment

3.8.1 Recognition and measurement

Property and equipment that qualify for recognition as an asset are measured at cost and subsequently carried at its cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and the asset’s condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets, but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When part of an item of property and equipment has a useful life different from that of the entire asset, it is recognized as a separate asset.

3.8.2 Depreciation

Land is not depreciated, whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value.

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The depreciation method and estimated useful life of property and equipment are as follows:

Property and equipment	Depreciation method	Estimated useful life
Buildings	Straight-line	20 ~ 40 years
Leasehold improvements	Diminishing-balance	4 years
Equipment and vehicles	Diminishing-balance	4 years

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

The residual value, the useful life, and the depreciation method applied to an asset are reviewed at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

3.9 Investment Properties

3.9.1 Recognition and measurement

Properties held to earn rentals or for capital appreciation or both are classified as investment properties. Investment properties are measured initially at their cost and subsequently the cost model is used.

3.9.2 Depreciation

Land is not depreciated, whereas other investment properties are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The depreciable amount of an asset is determined after deducting its residual value.

The depreciation method and estimated useful life of investment properties are as follows:

Investment properties	Depreciation method	Estimated useful life
Buildings	Straight-line	40 years

The residual value, the useful life, and the depreciation method applied to an asset are reviewed at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

3.10 Intangible Assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill and membership rights, are amortized using the straight-line or declining-balance method with no residual value over their estimated useful life since the assets are available for use.

Intangible assets	Amortization method	Estimated useful life
Industrial property rights	Straight-line	5 years
Software	Straight-line	4 ~ 5 years
Others	Straight-line / Declining-balance	1 ~ 13 years

The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Where an intangible asset is not being amortized because its useful life is indefinite, the Group carries out a review in each accounting period to confirm whether events and circumstances still support an indefinite useful life assessment. If they do not, the change in the useful life assessment from indefinite to finite is accounted for as a change in an accounting estimate.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

3.10.1 Goodwill

3.10.1.1 Recognition and measurement

Goodwill related to business combinations before January 1, 2010, is stated at its carrying amount, which was recognized under the Group’s previous accounting policy, prior to the transition to Korean IFRS.

Goodwill acquired from business combinations after January 1, 2010, is initially measured as the excess of the consideration transferred over the fair value of net identifiable assets acquired and liabilities assumed. If the fair value of net identifiable assets acquired and liabilities assumed exceeds the consideration transferred, the difference is recognized in profit or loss.

For each business combination, the Group decides at the acquisition date whether the non-controlling interests in the acquiree are initially measured at fair value or at the non-controlling interests’ proportionate share in the recognized amounts of the acquiree’s identifiable net assets.

Acquisition-related costs incurred to effect a business combination are charged to expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities.

3.10.1.2 Additional acquisitions of non-controlling interests

Additional acquisitions of non-controlling interests are accounted for as equity transactions. Therefore, no additional goodwill is recognized.

3.10.1.3 Subsequent measurement

Goodwill is not amortized and is stated at cost less accumulated impairment losses. Goodwill that forms part of the carrying amount of an investment in associates is not separately recognized, and an impairment loss recognized is not allocated to any asset, including goodwill, which forms part of the carrying amount of the investment in the associates.

3.10.2 Subsequent expenditures

Subsequent expenditures are capitalized only when they enhance values of the assets. Internally generated intangible assets, such as goodwill and trade name, are not recognized as assets but expensed as incurred.

3.11 Impairment of Non-financial Assets

The Group assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for (a) deferred income tax assets, (b) assets arising from employee benefits and (c) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Group estimates the recoverable amount of the asset. However, irrespective of whether there is any indication of impairment, the Group tests (a) goodwill acquired in a business combination, (b) intangible assets with an indefinite useful life and (c) intangible assets not yet available for use for impairment annually by comparing their carrying amount with their recoverable amount.

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs of disposal and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that is expected to benefit from the synergies of the combination. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

An impairment loss recognized for goodwill is not reversed in a subsequent period. The Group assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset, other than goodwill, may no longer exist or may have decreased, and an impairment loss recognized in prior periods for an asset other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

3.12 Non-current Assets Held for Sale

A non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. A non-current asset (or disposal group) classified as held for sale is measured at the lower of (a) its carrying amount measured in accordance with the applicable Korean IFRS, immediately before the initial classification of the asset (or disposal group) as held for sale and (b) fair value less costs to sell.

A non-current asset is not depreciated (or amortized) while it is classified as held for sale or is part of a disposal group classified as held for sale.

Impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. Gain is recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

3.13 Financial Liabilities

The Group classifies financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Group recognizes financial liabilities in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the financial liability.

3.13.1 Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such at initial recognition. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. At initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

In relation to securities lending or borrowing transactions, when the Group borrows securities from the Korea Securities Depository and others, these transactions are managed as off-balance sheet items. The borrowed securities are treated as financial liabilities at fair value through profit or loss when they are sold. Changes in fair value at the end of the reporting period and difference between carrying amount at redemption and purchased amount are recognized in profit or loss.

3.13.2 Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. Other financial liabilities include deposits, borrowings, debentures, and others. At initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. After initial recognition, other financial liabilities are measured at amortized cost, and its interest expense is recognized, using the effective interest method.

When an asset is sold under repurchase agreement, the Group continues to recognize the asset with the amount sold being accounted for as borrowings. The Group derecognizes a financial liability from the consolidated statement of financial position only when it is extinguished (i.e., when the obligation specified in the contract is discharged, canceled or expires).

3.14 Provisions

Provisions are recognized when the Group has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Inevitable risks and uncertainties surrounding related events and circumstances are considered in measuring the best estimate of the provisions, and where the effect of the time value of money is material, the amount of provisions is the present value of the expenditures expected to be required to settle the obligation.

Provisions for confirmed and unconfirmed acceptances and guarantees, and unused credit lines of consumer and corporate loans are recognized using a valuation model that applies the credit conversion factor, PD, and LGD.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it. If the Group has a contract that is onerous, the present obligation under the contract is recognized and measured as provisions.

3.15 Financial Guarantee Contracts

Financial guarantee contracts require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

Financial guarantee contracts are initially recognized at fair value, and classified as other liabilities and are amortized over the contractual term. After initial recognition, financial guarantee contracts are measured at the higher of:

•	The amount determined in accordance with Korean IFRS No.1109 Financial Instruments and

•	The amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with Korean IFRS No.1115 Revenue from Contracts with Customers.

3.16 Equity Instrument Issued by the Group

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

3.16.1 Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or the exercise of stock option are deducted from the equity, net of any tax effects.

3.16.2 Hybrid securities

The financial instruments can be classified as either financial liabilities or equity in accordance with the terms of the contract. The Group classifies hybrid securities as an equity if the Group has the unconditional right to avoid any contractual obligation to deliver cash or another financial asset in relation to the financial instruments. However, hybrid securities issued by subsidiaries are classified as non-controlling interests, dividends are recognized in the consolidated statement of comprehensive income as profit attributable to non-controlling interests.

3.16.3 Compound financial instruments

A compound financial instrument is classified as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. The liability component of the compound financial instrument is measured at fair value of the similar liability without conversion option at initial recognition and subsequently measured at amortized cost using effective interest method until it is extinguished by conversion or matured. The equity component is initially measured at fair value of compound financial instrument in its entirety less fair value of liability component net of tax effect, and it is not remeasured subsequently.

3.17 Revenue Recognition

The Group recognizes revenues in accordance with the following steps determined in accordance with Korean IFRS No.1115 Revenue from Contracts with Customers.

•	Step 1: Identify the contract with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

3.17.1 Interest income and expense

Interest income and expense on debt securities at fair value through profit or loss (excluding beneficiary certificates, equity investments, and other debt instruments), loans, financial instruments at amortized cost, and debt securities at fair value through other comprehensive income are recognized in the consolidated statement of comprehensive income using the effective interest method in accordance with Korean IFRS No.1109 Financial Instruments. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability and allocating the interest income or interest expense over the relevant period.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the gross carrying amount of a financial asset or to the amortized cost of a financial liability. When calculating the effective interest rate, the Group estimates expected cash flows by considering all contractual terms of the financial instrument but does not consider expected credit losses. The calculation includes all fees and points paid (main components of effective interest rate only) or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to reliably estimate the cash flows and the expected life of a financial instrument, the Group uses the contractual cash flows over the full contractual term of the financial instrument.

Interest income on impaired financial assets is recognized using the interest rate used to discount the expected cash flows for the purpose of measuring the impairment loss. Interest income on debt securities at fair value through profit or loss is also classified as interest income in the consolidated statement of comprehensive income.

3.17.2 Fee and commission income

The Group recognizes financial service fees in accordance with the purpose of charging the fees and the accounting standards of the financial instrument related to the fees earned.

3.17.2.1 Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest rate. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents, and closing the transaction and origination fees received on issuing financial liabilities at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

3.17.2.2 Fees related to performance obligations satisfied over time

If the control of a good or service is transferred over time, the Group recognizes revenue related to performance obligations over the period of performance obligations. Fees charged in return for the services for a certain period of time, such as asset management fees, consignment business fees, etc. are recognized over the period of performance obligations.

3.17.2.3 Fees related to performance obligations satisfied at a point in time

Fees earned at a point in time are recognized as revenue when a customer obtains control of a promised good or service and the Group satisfies a performance obligation.

Commission on negotiation or participation in negotiation for the third party such as trading stocks or other securities, arranging merger and acquisition of business, is recognized as revenue when the transaction has been completed.

If the Group arranges a syndicated loan but does not participate in the syndicated loan or participates in the syndicated loan with the same effective profit as other participants, a syndication arrangement fee is recognized as revenue at the completion of the syndication service.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

3.17.3 Net gains or losses on financial instruments at fair value through profit or loss

Net gains or losses on financial instruments at fair value through profit or loss (including changes in fair value, dividends, and gains or losses from foreign currency translation) include gains or losses on financial instruments as follows:

•	Gains or losses relating to financial instruments at fair value through profit or loss (excluding interest income using the effective interest rate method)

•	Gains or losses relating to derivative financial instruments for trading (including derivative financial instruments for hedging purpose but do not qualify for hedge accounting)

3.17.4 Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income is recognized as net gains or losses on financial instruments at fair value through profit or loss or other operating income depending on the classification of equity securities.

3.18 Employee Compensation and Benefits

3.18.1 Post-employment benefits

3.18.1.1 Defined contribution plans

When an employee has rendered service to the Group during a period, the Group recognizes the contribution payable to a defined contribution plan in exchange for that service as post-employment benefits for the period.

3.18.1.2 Defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a net defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of the defined benefit obligation is calculated annually by a qualified actuary using the projected unit credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses resulting from changes in actuarial assumptions and experience adjustments are recognized in other comprehensive income.

When the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost is the change in the present value of the defined benefit obligation for employee service in prior periods, resulting from the introduction or changes to a defined benefit plan. Such past service cost is immediately recognized as an expense for the period.

3.18.2 Short-term employee benefits

Short-term employee benefits are employee benefits that are expected to be settled wholly before twelve months after the end of the annual reporting period in which the employees render the related service. When an employee has rendered service to the Group during an accounting period, the Group recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service as an expense for the period.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

The expected cost of profit-sharing and bonus payments is recognized as liabilities when the Group has a present legal or constructive obligation to make payments as a result of past events, such as service rendered by employees, and a reliable estimate of the obligation can be made.

3.18.3 Share-based payment

The Group provides its executives and employees with stock grants and mileage stock programs. When stock grants are exercised, the Group can either select to distribute shares of KB Financial Group Inc., the Parent Company or compensate in cash based on the share price. When mileage stock is exercised, the Group pays the amount equivalent to share price of KB Financial Group Inc. in cash.

For a share-based payment transaction in which the terms of the arrangement provide the Group with the choice of whether to settle in cash or by issuing equity instruments, the Group accounts for the transaction in accordance with the requirements applying to cash-settled share-based payment transactions because the Group determines that it has a present obligation to settle in cash based on a past practice and a stated policy of settling in cash. Therefore, the Group measures the liability incurred as consideration for the service received at fair value and recognizes related expense and accrued expense over the vesting periods. For mileage stock, the Group accounts for the transaction in accordance with the requirements applying to cash-settled share-based payment transactions, which are recognized as expenses and accrued expenses at the time of vesting.

Until the liability is settled, the Group remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss as share-based payments.

3.18.4 Termination benefits

Termination benefits are payable when employment is terminated by the Group before the normal retirement date, or an employee’s decision to accept an offer of benefits in exchange for the termination of employment. The Group recognizes a liability and expense for termination benefits at the earlier of the following dates; when the Group can no longer withdraw the offer of those benefits and when the Group recognizes costs for a restructuring that is within the scope of Korean IFRS No.1037 and involves the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, then the termination benefits are discounted to present value.

3.19 Income Tax Expense

Income tax expense comprises current tax expense and deferred income tax expense. Current and deferred income taxes are recognized as income or expense and included in profit or loss for the period, except to the extent that the tax arises from (a) a transaction or event which is recognized, in the same or a different period, outside profit or loss, either in other comprehensive income or directly in equity and (b) a business combination.

3.19.1 Current income tax

Current income tax is the amount of income tax payable (recoverable) in respect of the taxable profit (tax loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation, or expense that is not deductible in determining taxable profit (loss). Current income tax liabilities for the current and prior periods are measured using the tax rates that have been enacted or substantively enacted by the end of the reporting period.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

The Group offsets current income tax assets and current income tax liabilities if, and only if, the Group (a) has a legally enforceable right to offset the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.19.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax-based amount of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax assets and liabilities are not recognized if they arise from the initial recognition of an asset or liability in a transaction that is not a business combination, and at the time of the transaction, affects neither accounting nor taxable profit or loss.

The Group recognizes a deferred income tax liability for all taxable temporary differences associated with investments in subsidiaries and associates, except to the extent that the Group is able to control the timing of the reversal of the temporary difference, and it is probable that the temporary difference will not reverse in the foreseeable future.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Group reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Group offsets deferred income tax assets and deferred income tax liabilities if, and only if the Group has a legally enforceable right to offset current income tax assets against current income tax liabilities and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

3.19.3 Uncertain tax positions

Uncertain tax positions arise from tax treatments applied by the Group which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, such as a claim for rectification, a claim for a refund related to additional tax or a tax investigation by the tax authorities. The Group recognizes its uncertain tax positions in the consolidated financial statements in accordance with Korean IFRS No.1012 and Interpretation of Korean IFRS No.2123. The income tax asset is recognized if a tax refund is probable for taxes levied by the tax authority, and the amount to be paid as a result of the tax investigation and others is recognized as the current tax payable. However, penalty tax and additional refund on tax are regarded as penalty or interest and are accounted for in accordance with Korean IFRS No.1037.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

3.19.4 Global Minimum Tax

The Group is subject to the global minimum tax under Pillar 2 legislation and has applied the exemption from recognizing and disclosing related deferred tax.

3.20 Transactions with the Trust Accounts

The Group accounts for trust assets separately from its own assets in accordance with the Financial Investment Services and Capital Markets Act. The borrowings from trust accounts represent transfer of funds in trust accounts into banking accounts. Such borrowings from trust accounts are recorded as receivables from the banking accounts in the trust accounts and as borrowings from trust accounts in the banking accounts. The Group earns trust fees from the trust accounts for its management of trust assets and operations. The reserves for future profits and losses are set up in the trust accounts for profits and losses related to those trust funds with a guarantee of the principal or of the principal and a certain minimum rate of return in accordance with the relevant laws and regulations applicable to trust operations. The reserves are used to provide for the losses on such trust funds and, if the losses incurred are in excess of the reserves, the excess losses are compensation paid as a loss on trust management in other operating expenses and the trust accounts recognize the corresponding compensation as compensation from banking accounts.

3.21 Leases

The Group as a lessor recognizes lease payments from operating leases as income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the consolidated statement of financial position based on their nature.

A lessee is required to recognize a right-of-use asset (lease assets) representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Assets and liabilities arising from a lease are initially measured at the present value.

Lease liabilities include the net present value of the following lease payments:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	Variable lease payments that depend on an index or a rate

•	Amounts expected to be payable by the lessee under residual value guarantees

•	The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

•	Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

The lease payments are discounted using the interest rate implicit in the lease if that rate can be readily determined. If that rate cannot be readily determined, the lessee’s incremental borrowing rate is used, which is the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

Right-of-use assets are measured at cost comprising the following:

•	The amount of the initial measurement of the lease liability

•	Any lease payments made at or before the commencement date, less any lease incentives received

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

•	Any initial direct costs incurred by the lessee, and

•	An estimate of restoration costs

However, the Group can elect not to apply the requirements of Korean IFRS No.1116 to short-term lease (lease that, at the commencement date, has a lease term of 12 months or less) and leases for which the underlying asset is of low value (for example, underlying leased asset under USD 5,000). The Group applies the exemption of the standard for one time lease of real estate (for training purpose) and leases of low-value assets (underlying assets less than ~~W~~ 5 million or USD 5,000).

The right-of-use asset is depreciated from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

For sale and leaseback transactions, the Group applies the requirements of Korean IFRS No.1115 Revenue from Contracts with Customers, to determine whether the transfer of an asset is accounted for as a sale of that asset.

3.22 Operating Segments

The Group identifies its operating segments based on internal reports which are regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance.

Segment information includes items which are directly attributable and can be allocated to the segment on a reasonable basis.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Group is exposed to are credit risk, market risk, liquidity risk, operational risk, and others.

This note regarding financial risk management provides information about the risks that the Group is exposed to and about its objectives, policies, risk assessment and management procedures, and capital management. Additional quantitative information is disclosed throughout the consolidated financial statements.

The Group’s risk management system focuses on efficiently supporting long-term strategy and management decisions of each business group through increased risk transparency, spread of risk management culture, prevention of risk transfer between risk types, and preemptive response to rapidly changing financial environments. Credit risk, market risk, liquidity risk, and operational risk are recognized as the Group’s significant risks and measured and managed by quantifying them in the form of internal capital or Value at Risk (“VaR”) using statistical methods.

4.1.2 Risk management organization

4.1.2.1 Risk Management Committee

The Risk Management Committee, as the ultimate decision-making body, approves risk-related issues, such as establishing risk management strategies in accordance with the strategic direction determined by the board of directors, determining the affordable level of risk appetite, and reviewing the level of risk and the status of risk management activities.

4.1.2.2 Risk Management Council

The Risk Management Council deliberates on and resolves matters delegated by the Risk Management Committee and discusses the details of risk management policies and procedures of the Group.

4.1.2.3 Risk Management Subcommittees

The Risk Management Subcommittee implements decisions made by the Risk Management Council and makes practical decisions regarding the implementation of risk management policies and procedures.

•	Credit Risk Management Subcommittee

The Credit Risk Management Subcommittee conducts deliberation and resolution on new approval of non-standard and compound instruments with embedded credit risks, review of credit risks for new products with credit risks, and establishment of exposure limits by industry.

•	Market Risk Management Subcommittee

The Market Risk Management Subcommittee conducts deliberation and resolution on market risk-related matters, such as setting limits on market risk and approving detailed investment standards for new standard, non-standard and compound products.

•	Operational Risk Management Subcommittee

The Operational Risk Management Subcommittee reviews the issues that have a significant effect on the Group’s operational risk such as establishment, amendment and abolition of major system, process and others.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

•	Trust & Fund Customer Asset Risk Management Subcommittee

The Trust & Fund Customer Asset Risk Management Subcommittee reviews the issues that have a significant effect on the trust & fund customer asset risk management such as setting limits on trust & fund customer assets.

4.1.2.4 Risk Management Group

The Risk Management Group manages detailed risk management policies, procedures, and business processes.

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of loss from the portfolio of assets held due to the counterparty’s default, breach of contract, and deterioration of credit quality. For risk management reporting purposes, the Group considers all factors of credit risk exposure, such as default risk of individual borrowers, country risk, and risk of specific sectors. The Group defines default as the definition applied to the calculation of Capital Adequacy Ratio under the new Basel Accord (Basel III).

4.2.2 Credit risk management

The Group measures the expected loss and internal capital for the assets subject to credit risk management, including on-balance and off-balance sheet assets, and uses them as management indicators. The Group allocates and manages credit risk internal capital limits.

In addition, to prevent excessive concentration of exposures by borrower and industry, the total exposure limit at the Group level is introduced, applied, and managed to control the credit concentration risk.

All of the Group’s loan customers (individuals and corporates) are assigned a credit rating and managed by a credit evaluation system. For individuals, the credit rating is evaluated by utilizing personal information, income and job information, asset information, and bank transaction information. For corporates, the credit rating is evaluated by analyzing and utilizing financial and non-financial information which measures current and future corporate value and ability to repay the debt. Also, the extent to which corporates have the ability to meet debt obligations is comprehensively considered.

The credit rating, once assigned, serves as the fundamental instrument in the Group’s credit risk management, and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing, and assessment of allowances for credit losses. For corporates, the Group conducts a regular credit evaluation at least once a year, and the review and supervision departments regularly validate the adequacy of credit ratings to manage credit risks.

In order to establish a credit risk management system, the Group manages credit risk by forming a separate risk management organization. In particular, independently of the Sales Group, the Credit Management & Analysis Group, Retail Customer Group and SME/SOHO Customer Group are in charge of loan policy, loan system, credit rating, credit analysis, follow-up management, and corporate restructuring. The Risk Management Group is responsible for establishing policies on credit risk management, measuring and limiting internal capital of credit risk, setting credit limits, credit review, and verification of credit rating models.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

4.2.3 Maximum exposure to credit risk

The Group’s maximum exposures to credit risk without consideration of collateral values in relation to financial instruments other than equity securities as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024	December 31, 2023
Financial assets
Due from financial institutions [1]	20,832,755	21,382,146
Financial assets at fair value through profit or loss:
Securities measured at fair value through profit or loss	21,518,992	19,197,608
Loans measured at fair value through profit or loss	250,141	183,490
Due from financial institutions measured at fair value through profit or loss	158,519	93,743
Derivatives	10,249,619	5,038,961
Loans measured at amortized cost [1]	409,867,155	385,404,070
Financial investments:
Securities measured at fair value through other comprehensive income	43,531,616	37,634,240
Securities measured at amortized cost [1]	36,355,808	38,989,046
Loans measured at fair value through other comprehensive income	280,908	311,610
Other financial assets [1]	9,328,611	10,703,605

	552,374,124	518,938,519

Off-balance sheet items [2]
Acceptances and guarantees contracts	16,420,629	13,912,781
Financial guarantee contracts	5,717,630	7,092,532
Commitments	122,784,119	117,424,480

	144,922,378	138,429,793

	697,296,502	657,368,312

[1]	After netting of allowance
[2]	For details of related provisions, see Note 22.

4.2.4 Credit risk of loans

The Group maintains allowances for loan losses associated with credit risk of loans to manage its credit risk.

The Group assesses expected credit losses and recognizes loss allowances of financial assets at amortized cost and financial assets at fair value through other comprehensive income (debt instruments). Financial assets at fair value through profit or loss are excluded. Expected credit losses are a probability-weighted estimate of possible credit losses occurring in a certain range by reflecting supportable information that is reasonably available at the end of the reporting period without undue cost or effort, including information about past events, current conditions, and forecasts of future economic conditions. The Group measures the expected credit losses of loans classified as financial assets at amortized cost, by deducting allowances for credit losses in the consolidated statements of financial position. The expected credit losses of loans classified as financial assets at fair value through other comprehensive income are presented in other comprehensive income in the consolidated statements of financial position.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

4.2.4.1 Credit risk exposure

Credit qualities of loans as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
(In millions of Korean won)		Non-impaired	Impaired
Loans measured at amortized cost *
Corporate
Grade 1	132,941,051	7,550,591	2,515	—	—	140,494,157
Grade 2	66,438,146	11,122,290	5,113	—	—	77,565,549
Grade 3	3,484,997	4,493,219	14,477	—	—	7,992,693
Grade 4	778,312	894,939	8,942	—	—	1,682,193
Grade 5	17,805	676,510	2,786,832	—	—	3,481,147

	203,660,311	24,737,549	2,817,879	—	—	231,215,739

Retail
Grade 1	167,237,076	4,653,883	6,215	—	—	171,897,174
Grade 2	3,530,814	3,795,083	9,988	—	—	7,335,885
Grade 3	262,081	1,202,051	15,107	—	—	1,479,239
Grade 4	101,340	145,095	5,359	—	—	251,794
Grade 5	21,538	526,127	822,774	—	—	1,370,439

	171,152,849	10,322,239	859,443	—	—	182,334,531

Credit card
Grade 1	—	—	—	—	—	—
Grade 2	19,418	—	—	—	—	19,418
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	1,900	13,324	—	—	15,224

	19,418	1,900	13,324	—	—	34,642

	374,832,578	35,061,688	3,690,646	—	—	413,584,912

Loans measured at fair value through other comprehensive income
Corporate
Grade 1	236,614	—	—	—	—	236,614
Grade 2	44,294	—	—	—	—	44,294
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	280,908	—	—	—	—	280,908

	280,908	—	—	—	—	280,908

	375,113,486	35,061,688	3,690,646	—	—	413,865,820

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

4.2.4.1 Credit risk exposure (cont’d)

	December 31, 2023
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
(In millions of Korean won)		Non-impaired	Impaired
Loans measured at amortized cost *
Corporate
Grade 1	130,751,140	6,839,018	2,192	—	—	137,592,350
Grade 2	58,563,932	10,117,059	2,192	—	—	68,683,183
Grade 3	3,092,186	3,760,990	7,988	—	—	6,861,164
Grade 4	562,657	1,084,339	5,351	—	—	1,652,347
Grade 5	15,392	567,803	2,578,537	—	—	3,161,732

	192,985,307	22,369,209	2,596,260	—	—	217,950,776

Retail
Grade 1	157,016,292	4,003,383	11,252	—	—	161,030,927
Grade 2	2,732,469	3,500,585	7,952	—	—	6,241,006
Grade 3	1,101,340	1,220,790	8,674	—	—	2,330,804
Grade 4	24,356	151,599	3,590	—	—	179,545
Grade 5	24,460	468,804	749,402	—	—	1,242,666

	160,898,917	9,345,161	780,870	—	—	171,024,948

Credit card
Grade 1	—	—	—	—	—	—
Grade 2	22,522	—	—	—	—	22,522
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	1,193	14,483	—	—	15,676

	22,522	1,193	14,483	—	—	38,198

	353,906,746	31,715,563	3,391,613	—	—	389,013,922

Loans measured at fair value through other comprehensive income
Corporate
Grade 1	272,601	—	—	—	—	272,601
Grade 2	39,009	—	—	—	—	39,009
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	311,610	—	—	—	—	311,610

	311,610	—	—	—	—	311,610

	354,218,356	31,715,563	3,391,613	—	—	389,325,532

*	Before netting of allowance

Credit qualities of loans graded according to internal credit ratings as of December 31, 2024 and 2023, are as follows:

	Corporate	Retail

Grade 1	AAA ~ BBB+	1 ~ 5 grade
Grade 2	BBB ~ BB	6 ~ 8 grade
Grade 3	BB- ~ B	9 ~ 10 grade
Grade 4	B- ~ CCC	11 grade
Grade 5	CC or under	12 grade or under

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

4.2.4.2 Credit risk mitigation by collateral

Quantification of the extent to which collateral and other credit enhancements mitigate credit risk of loans as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
(In millions of Korean won)		Non-impaired	Impaired
Guarantees	119,686,001	8,303,088	482,439	—	—	128,471,528
Deposits and savings	2,851,931	127,130	11,704	—	—	2,990,765
Property and equipment	4,027,487	682,702	134,826	—	—	4,845,015
Real estate	210,244,585	20,653,660	2,074,757	—	—	232,973,002

	336,810,004	29,766,580	2,703,726	—	—	369,280,310

	December 31, 2023
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
(In millions of Korean won)		Non-impaired	Impaired
Guarantees	113,459,252	7,626,289	415,765	—	—	121,501,306
Deposits and savings	2,518,301	129,853	15,176	—	—	2,663,330
Property and equipment	4,154,922	742,276	372,224	—	—	5,269,422
Real estate	191,315,010	18,567,084	2,738,148	—	—	212,620,242

	311,447,485	27,065,502	3,541,313	—	—	342,054,300

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

4.2.5 Credit risk of securities

Credit qualities of securities exposed to credit risk other than equity securities among financial investments as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
(In millions of Korean won)		Non-impaired	Impaired
Securities measured at amortized cost *
Grade 1	33,003,394	—	—	—	—	33,003,394
Grade 2	3,369,418	—	—	—	—	3,369,418
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	36,372,812	—	—	—	—	36,372,812

Securities measured at fair value through other comprehensive income
Grade 1	40,326,065	—	—	—	—	40,326,065
Grade 2	3,201,273	—	—	—	—	3,201,273
Grade 3	4,278	—	—	—	—	4,278
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	43,531,616	—	—	—	—	43,531,616

	79,904,428	—	—	—	—	79,904,428

	December 31, 2023
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
(In millions of Korean won)		Non-impaired	Impaired
Securities measured at amortized cost *
Grade 1	35,124,325	—	—	—	—	35,124,325
Grade 2	3,883,557	—	—	—	—	3,883,557
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	39,007,882	—	—	—	—	39,007,882

Securities measured at fair value through other comprehensive income
Grade 1	34,525,564	—	—	—	—	34,525,564
Grade 2	3,082,530	—	—	—	—	3,082,530
Grade 3	26,146	—	—	—	—	26,146
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	37,634,240	—	—	—	—	37,634,240

	76,642,122	—	—	—	—	76,642,122

* Before netting of allowance

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

Credit qualities of securities other than equity securities, according to the credit ratings by external credit rating agencies as of December 31, 2024 and 2023, are as follows:

Credit quality	Domestic			Foreign
	KIS	NICE P&I	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debt securities denominated in Korean won are based on the lowest credit rating by the domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the foreign credit rating agencies above.

4.2.6 Credit risk of due from financial institutions

Credit qualities of due from financial institutions as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Total
		Non-impaired	Impaired
Due from financial institutions measured at amortized cost *
Grade 1	19,525,749	—	—	—	19,525,749
Grade 2	583,467	—	—	—	583,467
Grade 3	62,213	—	—	—	62,213
Grade 4	—	—	—	—	—
Grade 5	661,849	—	—	—	661,849

	20,833,278	—	—	—	20,833,278

	December 31, 2023
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Total
		Non-impaired	Impaired
Due from financial institutions measured at amortized cost *
Grade 1	20,081,533	—	—	—	20,081,533
Grade 2	505,155	—	—	—	505,155
Grade 3	107,590	—	—	—	107,590
Grade 4	—	—	—	—	—
Grade 5	688,487	—	—	—	688,487

	21,382,765	—	—	—	21,382,765

*	Before netting of allowance

The classification criteria of the credit qualities of due from financial institutions as of December 31, 2024 and 2023, are the same as the criteria for securities other than equity securities.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

4.2.7 Credit risk mitigation of derivative financial instruments

Quantification of the extent to which collateral mitigates credit risk of derivative financial instruments as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024	December 31, 2023
Deposits, savings, securities, and others	730,787	1,096,855

4.2.8 Credit risk concentration analysis

4.2.8.1 Classifications of loans by country as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
(In millions of Korean won)	Retail	Corporate *	Credit card	Total	%	Allowances	Carrying amount
Korea	177,437,549	202,815,337	—	380,252,886	91.82	(2,357,985)	377,894,901
Japan	—	1,143,582	—	1,143,582	0.28	(2,946)	1,140,636
United States	—	4,840,908	—	4,840,908	1.17	(112,283)	4,728,625
China	181,539	7,095,199	—	7,276,738	1.76	(30,199)	7,246,539
Cambodia	3,276,314	4,263,552	—	7,539,866	1.82	(351,986)	7,187,880
Indonesia	1,361,157	3,940,205	34,642	5,336,004	1.29	(526,735)	4,809,269
Others	77,972	7,648,005	—	7,725,977	1.86	(335,623)	7,390,354

	182,334,531	231,746,788	34,642	414,115,961	100.00	(3,717,757)	410,398,204

	December 31, 2023
(In millions of Korean won)	Retail	Corporate *	Credit card	Total	%	Allowances	Carrying amount
Korea	167,179,510	190,714,241	—	357,893,751	91.88	(2,280,454)	355,613,297
Japan	—	986,037	—	986,037	0.25	(2,369)	983,668
United States	—	5,553,289	—	5,553,289	1.43	(164,141)	5,389,148
China	73,105	7,259,906	—	7,333,011	1.88	(38,198)	7,294,813
Cambodia	2,546,085	3,931,738	—	6,477,823	1.66	(198,976)	6,278,847
Indonesia	1,111,809	3,216,033	38,198	4,366,040	1.12	(707,763)	3,658,277
Others	114,439	6,784,632	—	6,899,071	1.78	(217,951)	6,681,120

	171,024,948	218,445,876	38,198	389,509,022	100.00	(3,609,852)	385,899,170

*	Expected credit losses of loans measured at fair value through other comprehensive income as of December 31, 2024 and 2023, are ~~W~~ 744 million and ~~W~~ 880 million, respectively.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

4.2.8.2 Classifications of corporate loans by industry as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
(In millions of Korean won)	Loans	%	Allowances	Carrying amount
Financial institutions	20,580,442	8.88	(64,648)	20,515,794
Manufacturing	54,054,594	23.32	(586,228)	53,468,366
Service	107,974,154	46.59	(1,018,072)	106,956,082
Wholesale and retail	30,129,095	13.00	(544,323)	29,584,772
Construction	5,043,621	2.18	(261,595)	4,782,026
Public sector	1,993,068	0.86	(63,589)	1,929,479
Others	11,971,814	5.17	(190,407)	11,781,407

	231,746,788	100.00	(2,728,862)	229,017,926

	December 31, 2023
(In millions of Korean won)	Loans	%	Allowances	Carrying amount
Financial institutions	19,070,640	8.73	(40,663)	19,029,977
Manufacturing	50,491,376	23.11	(609,431)	49,881,945
Service	100,234,934	45.89	(1,077,465)	99,157,469
Wholesale and retail	29,092,661	13.32	(495,159)	28,597,502
Construction	5,381,063	2.46	(257,525)	5,123,538
Public sector	1,829,097	0.84	(82,328)	1,746,769
Others	12,346,105	5.65	(182,185)	12,163,920

	218,445,876	100.00	(2,744,756)	215,701,120

4.2.8.3 Classifications of retail loans and credit card receivables as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
(In millions of Korean won)	Loans	%	Allowances	Carrying amount
Housing loan	103,744,074	56.89	(282,053)	103,462,021
General loan	78,590,457	43.09	(693,887)	77,896,570
Credit card	34,642	0.02	(12,955)	21,687

	182,369,173	100.00	(988,895)	181,380,278

	December 31, 2023
(In millions of Korean won)	Loans	%	Allowances	Carrying amount
Housing loan	96,593,547	56.47	(225,697)	96,367,850
General loan	74,431,401	43.51	(625,489)	73,805,912
Credit card	38,198	0.02	(13,910)	24,288

	171,063,146	100.00	(865,096)	170,198,050

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

4.2.8.4 Classifications of domestic mortgage loans as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
(In millions of Korean won)	Loans *	%	Allowances	Carrying amount
Group 1	25,297,580	20.88	(30,320)	25,267,260
Group 2	27,953,280	23.07	(21,900)	27,931,380
Group 3	35,511,454	29.31	(48,993)	35,462,461
Group 4	30,704,076	25.34	(69,972)	30,634,104
Group 5	1,677,549	1.39	(8,806)	1,668,743
Group 6	16,176	0.01	(200)	15,976

	121,160,115	100.00	(180,191)	120,979,924

	December 31, 2023
(In millions of Korean won)	Loans *	%	Allowances	Carrying amount
Group 1	21,006,447	19.73	(26,612)	20,979,835
Group 2	27,707,017	26.03	(22,614)	27,684,403
Group 3	34,998,430	32.88	(47,932)	34,950,498
Group 4	21,280,610	19.99	(51,066)	21,229,544
Group 5	1,437,246	1.36	(5,195)	1,432,051
Group 6	14,329	0.01	(127)	14,202

	106,444,079	100.00	(153,546)	106,290,533

*	Retail loans for general purpose with the real estate as collateral are included.

Ranges
Group 1	LTV 0% to less than 20%
Group 2	LTV 20% to less than 40%
Group 3	LTV 40% to less than 60%
Group 4	LTV 60% to less than 80%
Group 5	LTV 80% to less than 100%
Group 6	LTV over 100%

*	LTV: Loan to Value ratio

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

4.2.8.5 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
(In millions of Korean won)	Amount	%	Allowances	Carrying amount
Due from financial institutions measured at amortized cost
Finance and insurance	20,833,278	100.00	(523)	20,832,755

	20,833,278	100.00	(523)	20,832,755

Securities measured at fair value through profit or loss
Government and government funded institutions	9,932,370	46.16	—	9,932,370
Finance and insurance [1]	9,987,433	46.41	—	9,987,433
Others	1,599,188	7.43	—	1,599,188

	21,518,991	100.00	—	21,518,991

Derivative financial assets
Government and government funded institutions	49,939	0.49	—	49,939
Finance and insurance [1]	8,906,997	86.90	—	8,906,997
Others	1,292,683	12.61	—	1,292,683

	10,249,619	100.00	—	10,249,619

Securities measured at fair value through other comprehensive income [2]
Government and government funded institutions	15,555,820	35.73	—	15,555,820
Finance and insurance	22,464,794	51.61	—	22,464,794
Others	5,511,002	12.66	—	5,511,002

	43,531,616	100.00	—	43,531,616

Securities measured at amortized cost
Government and government funded institutions	15,444,860	42.46	(779)	15,444,081
Finance and insurance	20,716,357	56.96	(15,863)	20,700,494
Others	211,595	0.58	(362)	211,233

	36,372,812	100.00	(17,004)	36,355,808

	132,506,316		(17,527)	132,488,789

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

4.2.8.5 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of December 31, 2024 and 2023, are as follows: (cont’d)

	December 31, 2023
(In millions of Korean won)	Amount	%	Allowances	Carrying amount
Due from financial institutions measured at amortized cost
Finance and insurance	21,382,765	100.00	(619)	21,382,146

	21,382,765	100.00	(619)	21,382,146

Securities measured at fair value through profit or loss
Government and government funded institutions	6,953,789	36.22	—	6,953,789
Finance and insurance [1]	10,778,511	56.15	—	10,778,511
Others	1,465,308	7.63	—	1,465,308

	19,197,608	100.00	—	19,197,608

Derivative financial assets
Government and government funded institutions	50,165	1.00	—	50,165
Finance and insurance [1]	4,687,288	93.02	—	4,687,288
Others	301,508	5.98	—	301,508

	5,038,961	100.00	—	5,038,961

Securities measured at fair value through other comprehensive income [2]
Government and government funded institutions	14,486,159	38.49	—	14,486,159
Finance and insurance	17,191,632	45.68	—	17,191,632
Others	5,956,449	15.83	—	5,956,449

	37,634,240	100.00	—	37,634,240

Securities measured at amortized cost
Government and government funded institutions	16,338,816	41.89	(652)	16,338,164
Finance and insurance	22,312,351	57.20	(17,532)	22,294,819
Others	356,715	0.91	(652)	356,063

	39,007,882	100.00	(18,836)	38,989,046

	122,261,456		(19,455)	122,242,001

[1]	Collective investment securities (including transactions with collective investment schemes) are classified as finance and insurance.
[2]	Expected credit losses of securities measured at fair value through other comprehensive income as of December 31, 2024 and 2023, are ~~W~~ 14,010 million and ~~W~~ 14,102 million, respectively.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

4.2.8.6 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by country as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
(In millions of Korean won)	Amount	%	Allowances	Carrying amount
Due from financial institutions measured at amortized cost
Korea	13,853,047	66.49	—	13,853,047
United States	2,867,699	13.76	(91)	2,867,608
Others	4,112,532	19.75	(432)	4,112,100

	20,833,278	100.00	(523)	20,832,755

Securities measured at fair value through profit or loss
Korea	18,817,222	87.44	—	18,817,222
United States	412,623	1.92	—	412,623
Others	2,289,146	10.64	—	2,289,146

	21,518,991	100.00	—	21,518,991

Derivative financial assets
Korea	3,932,304	38.37	—	3,932,304
United States	2,796,950	27.29	—	2,796,950
France	1,117,765	10.91	—	1,117,765
Others	2,402,600	23.43	—	2,402,600

	10,249,619	100.00	—	10,249,619

Securities measured at fair value through other comprehensive income *
Korea	38,303,118	87.99	—	38,303,118
United States	2,670,207	6.13	—	2,670,207
Others	2,558,291	5.88	—	2,558,291

	43,531,616	100.00	—	43,531,616

Securities measured at amortized cost
Korea	31,752,689	87.30	(12,380)	31,740,309
United States	1,706,669	4.69	(1,112)	1,705,557
United Kingdom	859,745	2.36	(953)	858,792
Others	2,053,709	5.65	(2,559)	2,051,150

	36,372,812	100.00	(17,004)	36,355,808

	132,506,316		(17,527)	132,488,789

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

4.2.8.6 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by country as of December 31, 2024 and 2023, are as follows: (cont’d)

	December 31, 2023
(In millions of Korean won)	Amount	%	Allowances	Carrying amount
Due from financial institutions measured at amortized cost
Korea	15,576,425	72.85	—	15,576,425
United States	2,968,918	13.88	(89)	2,968,829
Others	2,837,422	13.27	(530)	2,836,892

	21,382,765	100.00	(619)	21,382,146

Securities measured at fair value through profit or loss
Korea	17,310,219	90.17	—	17,310,219
United States	281,543	1.47	—	281,543
Others	1,605,846	8.36	—	1,605,846

	19,197,608	100.00	—	19,197,608

Derivative financial assets
Korea	2,102,364	41.72	—	2,102,364
United States	983,392	19.52	—	983,392
France	863,376	17.13	—	863,376
Others	1,089,829	21.63	—	1,089,829

	5,038,961	100.00	—	5,038,961

Securities measured at fair value through other comprehensive income *
Korea	34,023,560	90.41	—	34,023,560
United States	778,474	2.07	—	778,474
Others	2,832,206	7.52	—	2,832,206

	37,634,240	100.00	—	37,634,240

Securities measured at amortized cost
Korea	35,280,415	90.44	(14,644)	35,265,771
United States	1,082,997	2.78	(1,003)	1,081,994
United Kingdom	737,765	1.89	(909)	736,856
Others	1,906,705	4.89	(2,280)	1,904,425

	39,007,882	100.00	(18,836)	38,989,046

	122,261,456		(19,455)	122,242,001

*	Expected credit loss of securities measured at fair value through other comprehensive income as of December 31, 2024 and 2023, are ~~W~~ 14,010 million and ~~W~~ 14,102 million, respectively.

Due from financial institutions, financial instruments at fair value through profit or loss linked to gold price, and derivative financial instruments are mostly related to the finance and insurance industry with high credit ratings.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Group becomes insolvent due to the mismatch between the inflow and outflow of funds, unexpected cash outflows, or a risk of loss due to financing funds at a high interest rate or disposing of securities at an unfavorable price due to lack of available funds. The Group manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other inflows and outflows of funds, and off-balance sheet items related to the inflows and outflows of funds such as currency derivative instruments and others.

4.3.2 Liquidity risk management and indicator

The liquidity risk is managed by comprehensive risk management policies and Asset Liability Management (“ALM”) risk management guidelines set forth in these policies that apply to all risk management policies and procedures that may arise throughout the overall business of the Group.

The Group establishes a liquidity risk management strategy, including objectives of liquidity risk management, management policies, and internal control systems, and obtains approval from the Risk Management Committee. The Risk Management Committee establishes the Risk Management Council for efficient risk management to supervise the establishment and implementation of policies according to risk management strategies.

The Group calculates and manages the Liquidity Coverage Ratio (“LCR”), Net Stable Funding Ratio (“NSFR”), liquidity ratio, maturity mismatch ratio and liquidity stress testing results for all transactions and off-balance sheet transactions, that affect the cash flows in Korean won and foreign currency funds raised and operated for the management of liquidity risks and periodically reports them to the Risk Management Council and the Risk Management Committee.

4.3.3 Analysis of remaining contractual maturity of financial liabilities

The cash flows disclosed in the maturity analysis are undiscounted contractual amounts including principal and future interest and payments; as such, amounts in the table below do not match with those in the consolidated statements of financial position which are based on discounted cash flows. The future interest payments of floating-rate liabilities are calculated on the assumption that the current interest rate is the same until maturity.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

4.3.3.1 Remaining contractual maturity of financial liabilities other than derivatives held for cash flow hedge, and off-balance sheet items as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
(In millions of Korean won)	On demand	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	159,212	—	—	—	—	—	159,212
Derivatives held for trading [1]	9,577,007	—	—	—	—	—	9,577,007
Derivatives held for hedging [2]	—	309	6,074	9,715	21,356	(3,206)	34,248
Deposits [3]	168,376,031	41,485,645	57,566,816	136,747,218	24,290,213	1,504,585	429,970,508
Borrowings	2,105	10,945,009	5,137,355	9,241,974	6,895,462	970,093	33,191,998
Debentures	1,113	1,515,914	3,629,101	11,878,286	16,151,920	4,084,998	37,261,332
Lease liabilities	196	22,118	42,394	174,266	482,320	107,434	828,728
Other financial liabilities	2,966	17,652,160	23,715	137,009	9,076	—	17,824,926

	178,118,630	71,621,155	66,405,455	158,188,468	47,850,347	6,663,904	528,847,959

Off-balance sheet items
Commitments [4]	122,784,119	—	—	—	—	—	122,784,119
Acceptances and guarantees contracts [5]	16,420,629	—	—	—	—	—	16,420,629
Financial guarantee contracts [5]	5,717,630	—	—	—	—	—	5,717,630

	144,922,378	—	—	—	—	—	144,922,378

	December 31, 2023
(In millions of Korean won)	On demand	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	93,438	—	—	—	—	—	93,438
Derivatives held for trading [1]	4,367,529	—	—	—	—	—	4,367,529
Derivatives held for hedging [2]	—	210	8,197	34,520	48,684	(4,255)	87,356
Deposits [3]	163,446,965	35,508,997	55,044,408	130,318,931	16,763,729	1,900,021	402,983,051
Borrowings	59,790	11,884,748	4,478,449	10,571,466	7,915,800	1,004,486	35,914,739
Debentures	10,077	1,605,013	2,527,478	12,065,631	13,501,873	4,364,158	34,074,230
Lease liabilities	243	16,629	29,600	116,673	220,830	17,257	401,232
Other financial liabilities	2,966	20,016,794	20,227	135,406	50,387	—	20,225,780

	167,981,008	69,032,391	62,108,359	153,242,627	38,501,303	7,281,667	498,147,355

Off-balance sheet items
Commitments [4]	117,424,480	—	—	—	—	—	117,424,480
Acceptances and guarantees contracts [5]	13,912,781	—	—	—	—	—	13,912,781
Financial guarantee contracts [5]	7,092,532	—	—	—	—	—	7,092,532

	138,429,793	—	—	—	—	—	138,429,793

[1]

Financial liabilities at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are included in the ‘On demand’ category.

[2]	Cash flows of derivative instruments held for hedging are shown at net amount of cash inflows and outflows by remaining contractual maturity.
[3]	Deposits that are contractually repayable on demand or on short notice are included in the ‘On demand’ category.
[4]	Unused lines of credit within commitments are included in the ‘On demand’ category because payments can be requested at any time.
[5]	Cash flows under acceptances and financial guarantee contracts are classified based on the earliest period that the contract can be executed.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

4.3.3.2 Contractual cash flows of derivatives held for cash flow hedge as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
(In millions of Korean won)	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Cash flow to be received from net-settled derivatives	1,158	5,372	19,528	45,759	—	71,817
Cash flow to be paid from net-settled derivatives	—	—	—	—	—	—

	December 31, 2023
(In millions of Korean won)	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Cash flow to be received from net-settled derivatives	1,127	6,638	22,111	69,344	—	99,220
Cash flow to be paid from net-settled derivatives	133	—	—	—	—	133

4.4 Market Risk

4.4.1 Concept

Market risk refers to risks that can result in losses due to changes in market factors such as interest rate, stock price, and foreign exchange rate, etc., which arise from securities, derivatives, and others. The most significant risks associated with trading positions are interest rate risk, currency risk, and additional risks including stock price risk. The non-trading position is also exposed to interest rate risk. The Group manages the market risks by dividing them into those arising from the trading position and those arising from the non-trading position.

4.4.2 Risk management

The Group sets and monitors internal capital limits for market risk and interest rate risk to manage the risks of trading and non-trading positions. In order to manage market risk efficiently, the Group maintains risk management systems and procedures such as trading policies and procedures, market risk management guidelines for trading positions, and ALM risk management guidelines for non-trading positions. The entire process is carried out through the approval by the Risk Management Council and the Risk Management Committee of the Group.

The Group’s Risk Management Council establishes and enforces overall market risk management policies for market risk management and decides to establish position limits, loss limits, VaR limits, and approves non-standard new products. In addition, the Market Risk Management Subcommittee, chaired by Chief Risk Officer (“CRO”), is a practical decision-making body for market risk management and determines position limits, loss limits, VaR limits, sensitivity limits, and scenario loss limits for each department of the business group.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

The Asset-Liability Management Committee (“ALCO”) determines interest rate and commission operating standards and ALM operation policies and enacts and revises relevant guidelines. The Risk Management Council monitors the establishment and enforcement of ALM risk management policies and enacts and revises ALM risk management guidelines. Interest rate risk limits are set based on future asset and liability positions and expected interest rate volatility, which reflect annual business plans. The Financial Planning Department and the Risk Management Department regularly measure and monitor interest rate risk and report the status and limit of interest rate risk including changes in Economic Value of Equity (“ΔEVE”), changes in Net Interest Income (“ΔNII”), and duration gap to the ALCO and the Risk Management Council on a monthly basis, and to the Risk Management Committee on a quarterly basis. To ensure the adequacy of interest rate risk and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the procedures and tasks of ALM operations conducted by the financial planning department, and reports related matters to the management independently.

4.4.3 Trading position

4.4.3.1 Definition of a trading position

The trading position, which is subject to market risk management, includes interest rate position and stock position held for short-term trading profit. The Group also includes and manages all foreign currency positions in our trading positions. The trading position subject to market risk management is the trading position defined in “Trading Policy and Guidelines” and the basic requirements for the trading position are as follows:

•	The target position has no restrictions on the sale, the daily fair value assessment should be made, and the embedded significant risk can be hedged in the market.

•	The trading position classification criteria should be clearly defined in the Trading Policy and Guidelines, and the trading position should be managed by a separate trading department.

•	The target position must be operated according to the documented trading strategy, and the management of position limit must be carried out.

•

The specialized dealer or operating department shall have the authority to execute the transaction without prior approval from the Risk Management Department, etc. within the predetermined limits of the target position.

•	The target positions should be periodically reported to management for risk management of the Group.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

4.4.3.2 Methods of observing market risk arising from trading positions

The group is required to calculate regulatory capital for all trading positions using the standard method through market risk management systems, following the adoption of Basel III market risk standard approach regulation in 2023.

Furthermore, risk control and management for derivative financial product transactions are conducted in accordance with regulations and guidelines set by the Financial Supervisory Service.

4.4.3.3 Standard Method

Market risk regulatory capital is calculated using the Basel III standard method as follows.

[Market risk regulatory capital = (a) Sensitivity-based risk + (b) Default risk + (c) Residual risk ]

•

Sensitivity-based risk, which forms the basis of the Basel III standard method for market risk, involves calculating the expected losses for each risk factor by applying and aggregating the risk weights and correlation coefficients specified by the Basel Committee.

•

Default risk is the risk that arises from the issuer default of securities and derivatives that are not considered in sensitivity-based risk. It is calculated by applying risk weights based on the issuer’s credit rating and other factors.

•

Residual risk is the risk that is not considered by sensitivity-based and default risk calculations. It is calculated by applying a certain percentage determined by the Basel Committee to the nominal value of structured products and other non-standard underlying assets.

Description
Sensitivity-based risk	Interest rate risk group	GIRR	The risk associated with risk-free interest rates (typically OIS rates) defined by currency and maturity.
		CSR	The risk associated with the issuer’s interest rate credit spread, defined by creditworthiness and sector.
	Equity risk group		The risk factors associated with equity, defined by market capitalization, economic conditions, and sector
	Foreign exchange risk group		The risk factors associated with exchange rate, defined by currency pairs
	Commodity risk group		The risk factors associated with commodities, defined by commodity types.

Default risk			Issuer default risk in securities (bonds, etc.) and derivatives.

Residual risk			Additional risks imposed on non-standard underlying asset products, etc.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

The table below represents regulatory capital for sensitivity-based risk, default risk, and residual risk of trading positions at the end of 2024 and 2023, respectively.

(In millions of Korean won)		December 31, 2024	December 31, 2023
Sensitivity-based risk	GIRR(General interest rate))	108,534	90,697
	CSR(Non- securitization)	122,780	136,109
	CSR(Securitization n-CTP)	1,036	552
	CSR(Securitization CTP)	—	—
	Equity risk	5,909	17,642
	Foreign exchange risk	179,482	234,114
	General commodity risk	15	61
Default risk		52,293	85,375
Residual risk		1,070	862
Total		471,119	565,411

4.4.4 Non-trading position (Interest Rate Risk of Banking Book (“IRRBB”))

4.4.4.1 Definition of IRRBB

IRRBB is a change in equity and earnings due to the changes in value of interest-sensitive assets and liabilities, etc., and is measured by ΔEVE and ΔNII.

4.4.4.2 The Bank’s overall interest rate risk management and mitigation strategy

The Risk Management Committee approves policies, procedures and limits for managing interest rate risk, and the management department regularly reports on interest rate risk levels of ΔEVE and ΔNII against the set limit, changes in market conditions, and others. In order to measure the sensitivity of the economic value and earnings to changes in interest rates, the Bank calculates monthly interest rate gap and duration gap for assets and liabilities. In addition, the management department conducts an interest rate risk crisis analysis at least once a quarter assuming abnormal interest rate fluctuations and reports the results to the Risk Management Council. Independent internal and external audit department regularly check the process of identifying, measuring and monitoring interest rate risk. The interest rate risk model adequacy test is carried out regularly at least once a year by the verification department independent of the management department.

4.4.4.3 Main modeling assumption used for the Bank’s interest rate risk measurement system for internal management

The bank measures adverse fluctuations in economic value resulting from changes in interest rates following the interest rate risk calculation standards set by the Financial Supervisory Service.

4.4.4.4 The Bank’s interest rate risk hedging methodology and related accounting

The Bank hedges interest rate risk through back-to-back interest rate swap transactions, which are the same as interest payment cash flows. The Bank officially documents and manages the risk management strategy for hedge accounting, risk management objectives, hedging relationship, and assessment method for hedge effectiveness.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

4.4.4.5 Main assumptions used for calculating ΔEVE, ΔNII

The Bank calculates interest rate risk, including all cash flow of interest-sensitive assets and liabilities, and off-balance sheet items in the banking book. ΔEVE assumes a run-off balance sheet where the existing bank account positions are amortized and not replaced by new businesses. In addition, the contractual interest rate, including commercial margins and other spread components, is applied to generate cash flows. When discounting cash flows, ΔEVE is calculated by applying risk-free interest rate that do not include commercial margins and other spread components.

ΔNII assumes a constant balance sheet where maturing or repricing cash flows during the target management period are replaced by new cash flows with identical features. The interest rate risk is calculated for the interest rate shock scenario by adding up only if the risk is a loss for each currency. After classifying into retail/transactional, retail/non-transactional, and wholesale according to customers and regular transactions, the average repricing maturity of non-maturity deposits is determined by taking into account the proportion of core deposits and cap on average maturity of core deposits for each category. The average repricing maturity of non-maturity deposits is 2.5 years for core deposits, 1 day for non-core deposits, and the longest repricing maturity is five years. The prepayment rate of fixed rate loans and term deposit redemption ratio are estimated by dividing the amount of prepayment amount and redemption amount during the previous month by the balance at the end of the previous month, respectively.

4.4.4.6 ΔEVE and ΔNII

The Bank calculates ΔEVE by applying six interest rate shock and stress scenarios, and ΔNII is calculated by applying parallel shock up and parallel shock down scenarios. Results as of December 31, 2024 and 2023, are as follows:

	December 31, 2024		December 31, 2023
(In millions of Korean won)	ΔEVE	ΔNII	ΔEVE	ΔNII
Scenario 1 (Parallel shock up)	830,102	205,111	1,211,285	494,957
Scenario 2 (Parallel shock down)	—	—	—	—
Scenario 3 (Short rates down and long rates up)	398,065		338,439
Scenario 4 (Short rates up and long rates down)	447,275		620,553
Scenario 5 (Short rates shock up)	540,388		901,087
Scenario 6 (Short rates shock down)	132,113		90,869
Maximum out of six scenarios	830,102	205,111	1,211,285	494,957
Basic capital	35,059,009		33,507,818

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

4.4.5 Financial assets and liabilities denominated in foreign currencies

Details of financial instruments denominated in foreign currencies and translated into Korean won as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
(In millions of Korean won)	USD	JPY	EUR	GBP	CNY	Others	Total
Financial assets
Cash and due from financial institutions	7,596,258	538,385	121,164	45,365	463,645	980,489	9,745,306
Financial assets at fair value through profit or loss	2,727,566	—	561,866	29,154	—	167,050	3,485,636
Derivatives held for trading	184,605	104	36	91	13,604	1,993	200,433
Derivatives held for hedging	66,724	—	—	2	—	76	66,802
Loans measured at amortized cost	31,381,203	877,024	3,238,842	981,516	2,114,302	6,378,649	44,971,536
Financial assets at fair value through other comprehensive income	5,012,179	—	74,586	50,415	549,307	1,280,473	6,966,960
Financial assets at amortized cost	3,117,597	—	6,140	227,140	200,747	1,559,289	5,110,913
Other financial assets	3,335,330	37,769	91,749	44,459	50,833	167,001	3,727,141

	53,421,462	1,453,282	4,094,383	1,378,142	3,392,438	10,535,020	74,274,727

Financial liabilities
Derivatives held for trading	176,726	850	113	91	2,850	28	180,658
Derivatives held for hedging	65,926	—	—	—	—	202	66,128
Deposits	28,425,204	1,570,196	1,632,913	1,057,406	2,513,885	5,029,136	40,228,740
Borrowings	15,329,541	452,189	939,858	179,758	372,293	2,129,477	19,403,116
Debentures	7,876,061	—	3,902,818	—	—	557,601	12,336,480
Other financial liabilities	4,447,288	121,120	112,814	25,741	87,376	16,793	4,811,132

	56,320,746	2,144,355	6,588,516	1,262,996	2,976,404	7,733,237	77,026,254

Off-balance sheet items	26,589,498	69,921	233,081	20,660	319,934	519,447	27,752,541

	December 31, 2023
(In millions of Korean won)	USD	JPY	EUR	GBP	CNY	Others	Total
Financial assets
Cash and due from financial institutions	5,704,904	454,527	216,391	38,699	306,669	954,489	7,675,679
Financial assets at fair value through profit or loss	2,074,675	—	414,888	31,443	—	122,298	2,643,304
Derivatives held for trading	301,091	342	65	109	859	220	302,686
Derivatives held for hedging	108,152	—	—	—	—	190	108,342
Loans measured at amortized cost	31,446,213	785,006	2,646,927	901,085	1,648,885	5,837,975	43,266,091
Financial assets at fair value through other comprehensive income	4,044,205	—	33,596	4,591	654,436	866,177	5,603,005
Financial assets at amortized cost	2,356,158	—	5,741	199,590	32,579	1,613,208	4,207,276
Other financial assets	3,076,445	100,419	79,994	36,865	510,275	404,892	4,208,890

	49,111,843	1,340,294	3,397,602	1,212,382	3,153,703	9,799,449	68,015,273

Financial liabilities
Derivatives held for trading	251,375	1,107	343	108	11	208	253,152
Derivatives held for hedging	77,342	—	—	—	—	—	77,342
Deposits	24,990,120	1,667,195	1,813,477	761,031	1,783,511	4,192,353	35,207,687
Borrowings	15,419,190	743,356	430,211	262,687	506,248	1,492,572	18,854,264
Debentures	6,713,658	—	2,959,534	—	—	909,225	10,582,417
Other financial liabilities	4,701,050	91,519	840,630	8,995	544,345	(106,833)	6,079,706

	52,152,735	2,503,177	6,044,195	1,032,821	2,834,115	6,487,525	71,054,568

Off-balance sheet items	24,598,474	—	329,194	36,936	204,314	518,693	25,687,611

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

4.5 Operational Risk

4.5.1 Concept

The Group defines operational risk as loss risk arising from improper or incorrect internal procedures, personnel, systems or external events and includes financial and non-financial risks.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements, but also to spread risk management culture, strengthen internal control, improve processes, and provide timely feedback to management and all employees. The Group established a Business Continuity Planning (BCP) to carry out continuous work in emergency situations and established alternative facilities. The Group conducts simulation training for headquarters and IT departments to check the business continuity framework.

4.6 Capital Management

The Group complies with the capital adequacy standard established by the financial supervisory authority. This capital adequacy standard is based on Basel III revised by Basel Committee on Banking Supervision in Bank for International Settlements (“BIS”) in June 2011 and was implemented in Korea in December 2013.

According to this standard, the Group is required to maintain a minimum capital adequacy ratio to risk-weighted assets (Common Equity Tier 1 Capital ratio of 4.5%, Tier 1 Capital ratio of 6.0%, and Total Capital ratio of 8.0%) as of December 31, 2024. Capital Conservation Buffer of 2.5%, a Countercyclical Capital Buffer of 1.0%, and Capital Requirement of Domestic Systemically Important Bank (D-SIB) of 1.0% are additionally applied. Therefore, the Group is required to maintain a capital adequacy ratio including a minimum capital adequacy ratio and additional capital requirements (Common Equity Tier 1 Capital ratio of 9.0% (December 31, 2023: 8.0%), Tier 1 Capital ratio of 10.5% (December 31, 2023: 9.5%), and Total Capital ratio of 12.5% (December 31, 2023: 11.5%)).

The Group’s capital is classified into three categories in accordance with the Detailed Regulations on Supervision of Banking Business as follows:

•

Common Equity Tier 1 Capital: Common equity Tier 1 Capital is the first to take losses of the Group and is the last to be compensated in liquidation of the Group and not repaid except for liquidation. It includes capital, capital surplus, retained earnings, non-controlling interests of the consolidated subsidiaries, accumulated other comprehensive income, and other capital surplus, etc.

•

Additional Tier 1 Capital: Additional Tier 1 Capital includes capital, capital surplus, etc. related to the issuance of capital securities of a permanent nature that meet the conditional capital securities requirements.

•

Tier 2 Capital: Tier 2 Capital means capital that can compensate for losses of the Group upon liquidation, including (a) the amount of subordinated bonds with maturity of not less than 5 years that meet the conditional capital securities requirements, and (b) the allowances for credit losses accumulated on the loans which are classified as normal or precautionary in accordance with Regulations on Supervision of Banking Business, and others.

The risk-weighted assets are the magnitude of assets that reflect the risk that the Group has to bear, including risks inherent in all assets, errors in the operation of internal processes, and risk of loss that may arise from external events. The Group calculates risk-weighted assets by each risk (credit risk, market risk, and operational risk) based on the Detailed Regulations on Supervision of Banking Business and uses them to calculate capital adequacy ratio. The Group complied with external capital adequacy requirements as of December 31, 2024 and 2023.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

Apart from the capital adequacy ratio, the Group evaluates and manages capital adequacy through internal policies. The evaluation of capital adequacy compares the size of available capital (the amount of capital actually available) to the size of internal capital (the amount of capital required to cover all the significant risks faced by the Group under its target credit rating), which monitors financial soundness and provides a risk-adjusted performance measurement basis. The internal capital for capital adequacy assessment is calculated by adding the results of a stress test and other additional capital requirements to the internal capital calculated for each individual risk.

The Risk Management Committee of the Group determines the risk appetite of the Group, allocates internal capital by risk type and business group, and each business group operates capital efficiently within the range of the allocated internal capital. The Risk Management Department of the Group monitors internal capital limit management and reports it to management and the Risk Management Committee. If the limit of internal capital is expected to be exceeded, the Group’s capital adequacy management is carried out through review and approval by the Risk Management Committee in advance.

Details of the Group’s capital adequacy ratio in accordance with Basel III requirements as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024	December 31, 2023
Total Capital:	40,573,940	39,039,876
Tier 1 Capital	35,059,009	33,478,665
Common Equity Tier 1 Capital	33,993,396	32,195,730
Additional Tier 1 Capital	1,065,613	1,282,935
Tier 2 Capital	5,514,931	5,561,211
Risk-Weighted Assets:	234,435,856	215,962,186
Credit risk [1]	205,655,976	194,210,167
Market risk [2]	5,888,995	7,067,638
Operational risk [3]	22,890,885	14,684,381
Total Capital ratio (%):	17.31	18.08
Tier 1 Capital ratio (%)	14.95	15.50
Common Equity Tier 1 Capital ratio (%)	14.50	14.91

[1]	Credit risk weighted assets are measured using the Internal Rating-Based Method and Standard Method.
[2]	Market risk weighted assets are measured using the Standard Method.
[3]	Operational risk weighted assets are measured using the Standard Method.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Group is organized into Corporate Banking, Retail Banking and Other Activities. These segments are based on the nature of the products and services provided, the type or class of customer, and the Group’s management organization.

•

Corporate banking: The activities within this segment include providing credit, deposit products, and other related financial services to large, small and medium-sized enterprises and SOHOs and foreign subsidiaries-related works.

•	Retail banking: The activities within this segment include providing credit, deposit products, and other related financial services to individuals and households.

•	Other activities: The activities within this segment include trading activities in securities and derivatives, funding, trust, and other activities.

Financial information by business segment as of and for the years ended December 31, 2024 and 2023, are as follows:

	2024
(In millions of Korean won)	Corporate banking	Retail banking	Others	Consolidation adjustments	Total
Net operating revenues from external customers	5,647,129	4,165,446	900,695	—	10,713,270
Intersegment net operating revenues (expenses)	(274,253)	—	135,649	138,604	—

	5,372,876	4,165,446	1,036,344	138,604	10,713,270

Net interest income	5,765,967	3,319,728	1,159,404	(21,227)	10,223,872
Interest income	12,100,679	7,760,970	3,579,845	(230,422)	23,211,072
Interest expense	(6,334,712)	(4,441,242)	(2,420,441)	209,195	(12,987,200)
Net fee and commission income	410,424	241,799	468,661	(8,006)	1,112,878
Fee and commission income	600,466	390,775	592,752	(39,884)	1,544,109
Fee and commission expense	(190,042)	(148,976)	(124,091)	31,878	(431,231)
Net gains (losses) on financial instruments at fair value through profit or loss	23,652	—	734,513	9,712	767,877
Net other operating income (expenses)	(827,167)	603,919	(1,326,234)	158,125	(1,391,357)
General and administrative expenses	(2,004,769)	(1,984,805)	(645,371)	627	(4,634,318)
Operating income before provision for credit losses	3,368,107	2,180,641	390,973	139,231	6,078,952
Provision for credit losses	(482,326)	(196,996)	(4,577)	3,812	(680,087)
Net operating income	2,885,781	1,983,645	386,396	143,043	5,398,865
Share of profit (loss) of associates	—	—	(236,141)	243,543	7,402
Net other non-operating expenses	(61,903)	—	(841,283)	(57,783)	(960,969)
Segment profit (loss) before income tax expense	2,823,878	1,983,645	(691,028)	328,803	4,445,298
Income tax expense	(927,629)	(523,682)	220,152	(62,737)	(1,293,896)

Profit (loss) for the year	1,896,249	1,459,963	(470,876)	266,066	3,151,402

Profit (loss) attributable to the shareholder of the Parent Company	1,877,266	1,459,963	(470,876)	385,406	3,251,759
Loss attributable to non-controlling interests	18,983	—	—	(119,340)	(100,357)
Total assets *	239,124,552	176,075,559	155,245,988	(7,558,919)	562,887,180
Total liabilities *	222,291,921	210,839,098	95,814,090	(4,085,249)	524,859,860

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

5.1 Overall Segment Information and Business Segments (cont’d)

	2023
(In millions of Korean won)	Corporate banking	Retail banking	Others	Consolidation adjustments	Total
Net operating revenues from external customers	5,761,241	4,443,943	252,700	—	10,457,884
Intersegment net operating revenues (expenses)	(3,611)	—	72,643	(69,032)	—

	5,757,630	4,443,943	325,343	(69,032)	10,457,884

Net interest income	5,645,899	3,397,242	841,948	(15,022)	9,870,067
Interest income	11,687,624	7,723,196	3,168,101	(231,798)	22,347,123
Interest expense	(6,041,725)	(4,325,954)	(2,326,153)	216,776	(12,477,056)
Net fee and commission income	427,004	252,118	503,795	(14,634)	1,168,283
Fee and commission income	612,643	403,042	629,193	(42,058)	1,602,820
Fee and commission expense	(185,639)	(150,924)	(125,398)	27,424	(434,537)
Net gains (losses) on financial instruments at fair value through profit or loss	(6,449)	—	768,262	(1,828)	759,985
Net other operating income (expenses)	(308,824)	794,583	(1,788,662)	(37,548)	(1,340,451)
General and administrative expenses	(1,959,016)	(1,952,434)	(611,132)	816	(4,521,766)
Operating income before provision for credit losses	3,798,614	2,491,509	(285,789)	(68,216)	5,936,118
Provision for credit losses	(1,563,255)	(92,464)	(20,439)	68,030	(1,608,128)
Net operating income	2,235,359	2,399,045	(306,228)	(186)	4,327,990
Share of profit of associates	—	—	(301,241)	301,358	117
Net other non-operating income	(14,754)	—	(78,883)	(4,693)	(98,330)
Segment profit (loss) before income tax expense	2,220,605	2,399,045	(686,352)	296,479	4,229,777
Income tax expense	(633,917)	(633,348)	240,516	(53,076)	(1,079,825)

Profit (loss) for the year	1,586,688	1,765,697	(445,836)	243,403	3,149,952

Profit (loss) attributable to the shareholder of the Parent Company	1,612,409	1,765,697	(445,836)	329,229	3,261,499
Loss attributable to non-controlling interests	(25,721)	—	—	(85,826)	(111,547)
Total assets *	221,851,975	165,821,667	150,210,256	(7,871,045)	530,012,853
Total liabilities *	201,871,592	203,560,029	92,181,066	(4,148,561)	493,464,126

*	Assets and liabilities of the reporting segments are amounts before intersegment transactions.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

5.2 Services and Geographical Segments

5.2.1 Services information

Net operating revenues from external customers by service for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024	2023
Corporate banking service	5,647,129	5,761,241
Retail banking service	4,165,446	4,443,943
Others	900,695	252,700

	10,713,270	10,457,884

5.2.2 Geographical information

Geographical net operating revenues from external customers for the years ended December 31, 2024 and 2023, and major non-current assets as of December 31, 2024 and 2023, are as follows:

	Net operating revenues from external customers		Major non-current assets
(In millions of Korean won)	2024	2023	December 31, 2024	December 31, 2023
Domestic	9,605,060	9,372,917	4,297,870	4,219,601
United States	71,137	83,173	30,206	15,224
New Zealand	12,580	12,611	829	1,051
China	155,288	154,357	19,180	19,135
Japan	10,073	13,164	1,329	1,977
Myanmar	11,743	9,399	—	1,288
Vietnam	35,963	42,189	1,685	2,417
Cambodia	568,495	544,091	92,324	44,570
United Kingdom	71,736	52,783	9,023	4,616
Singapore	1,192	19,900	7,825	7,058
Indonesia	164,607	148,809	313,389	309,655
India	5,396	4,491	5,508	174
Consolidation adjustments	—	—	513,569	508,985

	10,713,270	10,457,884	5,292,737	5,135,751

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value of Financial Instruments

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of December 31, 2024 and 2023, are as follows:

	December 31, 2024		December 31, 2023

(In millions of Korean won)	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and due from financial institutions	22,910,149	22,910,374	23,637,007	23,635,395
Financial assets at fair value through profit or loss:	22,089,847	22,089,847	19,700,714	19,700,714
Debt securities	21,518,991	21,518,991	19,197,608	19,197,608
Equity securities	162,196	162,196	225,873	225,873
Loans	250,141	250,141	183,490	183,490
Others	158,519	158,519	93,743	93,743
Derivatives held for trading	10,128,282	10,128,282	4,892,633	4,892,633
Derivatives held for hedging	121,337	121,337	146,328	146,328
Loans measured at amortized cost	409,867,155	410,625,723	385,404,070	385,486,929
Financial assets at fair value through other comprehensive income:	44,870,810	44,870,810	39,361,802	39,361,802
Debt securities	43,531,616	43,531,616	37,634,240	37,634,240
Equity securities	1,058,286	1,058,286	1,415,952	1,415,952
Loans	280,908	280,908	311,610	311,610
Securities measured at amortized cost	36,355,808	36,089,307	38,989,046	38,258,067
Other financial assets	9,328,611	9,328,611	10,703,605	10,703,605

	555,671,999	556,164,291	522,835,205	522,185,473

Financial liabilities
Financial liabilities at fair value through profit or loss	159,212	159,212	93,438	93,438
Derivatives held for trading	9,577,007	9,577,007	4,367,529	4,367,529
Derivatives held for hedging	66,128	66,128	77,823	77,823
Deposits	421,200,651	421,544,630	393,246,702	393,450,003
Borrowings	32,226,416	32,204,642	34,990,075	34,921,129
Debentures	34,736,771	34,934,652	31,811,407	31,856,315
Other financial liabilities	24,117,660	24,117,660	26,040,801	26,040,801

	522,083,845	522,603,931	490,627,775	490,807,038

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Group discloses the fair value of each class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions	Fair value of cash is the same as its carrying amount. Carrying amount of demand deposit and settlement deposit is a reasonable approximation of fair value because these financial instruments do not have a fixed maturity and are receivable on demand. Fair value of general deposits is measured using a Discounted Cash Flow (“DCF”) Model.

Securities, Due from financial institutions and deposits indexed to gold price	Fair value of securities and others that are traded in an active market and due from financial institutions and deposits indexed to the gold price is determined using the quoted prices. If there is no quoted price, fair value is determined using external professional valuation institutions. The institutions use one or more valuation techniques that are deemed appropriate considering the characteristics of the financial instruments including a DCF Model, MonteCarlo Simulation, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model, and Net Asset Value Method.

Loans	Fair value of loans is determined using a DCF Model and independent external professional valuation institutions. Fair value measured using a DCF Model is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Derivatives	Fair value of exchange traded derivatives is determined using quoted prices in an active market, and fair value of OTC derivatives is determined using valuation techniques. The Group uses internally developed valuation models that are widely used by market participants to determine fair value of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including a Finite Difference Method (“FDM”), MonteCarlo Simulation, and Tree Model or valuation results from independent external professional valuation institutions. For OTC derivatives, the credit risk of the counterparty and the Group’s own credit risk are applied through a credit valuation adjustment method.

Deposits	Carrying amount of demand deposits is a reasonable approximation of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF Model discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Borrowings	Carrying amount of overdrafts in foreign currency is a reasonable approximation of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other borrowings is determined using a DCF Model.

Debentures	Fair value is determined using the valuation results (DCF Model) of external professional valuation institutions, which are calculated using market inputs.

Other financial assets and other financial liabilities	Carrying amount is a reasonable approximation of fair value because other financial assets and other financial liabilities are temporary accounts used for other various transactions, and their maturities are relatively short or not defined.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

6.1.2 Fair value hierarchy

The Group believes that valuation techniques used for measuring the fair value of financial instruments are reasonable and that the fair value recognized in the consolidated statement of financial position is appropriate. However, the fair value of the financial instruments recognized in the consolidated statement of financial position may be different if other valuation techniques or assumptions are used. Additionally, as there are a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Group classifies and discloses fair value of the financial instruments into the three fair value levels as follows:

Level 1:	The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2:	The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3:	The fair values are based on unobservable inputs for the asset or liability.

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. If an observable input requires an adjustment using an unobservable input and that adjustment results in a significantly higher or lower fair value measurement, the resulting measurement would be categorized within Level 3 of the fair value hierarchy.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position

Fair value hierarchy of financial assets and liabilities at fair value in the consolidated statements of financial position as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
	Fair value hierarchy
(In millions of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets at fair value through profit or loss:	10,098,491	5,300,027	6,691,329	22,089,847
Debt securities	9,813,428	5,300,027	6,405,536	21,518,991
Equity securities	126,544	—	35,652	162,196
Loans	—	—	250,141	250,141
Others	158,519	—	—	158,519
Derivatives held for trading	—	10,128,245	37	10,128,282
Derivatives held for hedging	—	121,337	—	121,337
Financial assets at fair value through other comprehensive income:	17,439,293	26,910,592	520,925	44,870,810
Debt securities	16,901,932	26,629,684	—	43,531,616
Equity securities	537,361	—	520,925	1,058,286
Loans	—	280,908	—	280,908

	27,537,784	42,460,201	7,212,291	77,210,276

Financial liabilities
Financial liabilities at fair value through profit or loss	159,212	—	—	159,212
Derivatives held for trading	—	9,575,981	1,026	9,577,007
Derivatives held for hedging	—	66,128	—	66,128

	159,212	9,642,109	1,026	9,802,347

	December 31, 2023
	Fair value hierarchy
(In millions of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets at fair value through profit or loss:	6,629,880	7,526,568	5,544,266	19,700,714
Debt securities	6,465,500	7,526,568	5,205,540	19,197,608
Equity securities	70,637	—	155,236	225,873
Loans	—	—	183,490	183,490
Others	93,743	—	—	93,743
Derivatives held for trading	—	4,892,600	33	4,892,633
Derivatives held for hedging	—	146,328	—	146,328
Financial assets at fair value through other comprehensive income:	14,947,243	23,704,725	709,834	39,361,802
Debt securities	14,241,125	23,393,115	—	37,634,240
Equity securities	706,118	—	709,834	1,415,952
Loans	—	311,610	—	311,610

	21,577,123	36,270,221	6,254,133	64,101,477

Financial liabilities
Financial liabilities at fair value through profit or loss	93,438	—	—	93,438
Derivatives held for trading	—	4,366,724	805	4,367,529
Derivatives held for hedging	—	77,823	—	77,823

	93,438	4,444,547	805	4,538,790

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

Valuation techniques and inputs of financial assets and liabilities classified as Level 2 and measured at fair value in the consolidated statements of financial position as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
(In millions of Korean won)	Fair value	Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:	5,300,027
Debt securities	5,300,027	DCF Model, MonteCarlo Simulation, Net Asset Value Method	Discount rate, interest rate, prices of underlying assets (debt securities, stocks, etc.)
Derivatives held for trading	10,128,245	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price, and others
Derivatives held for hedging	121,337	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, and others
Financial assets at fair value through other comprehensive income:	26,910,592
Debt securities	26,629,684	DCF Model	Discount rate
Loans	280,908	DCF Model	Discount rate

	42,460,201

Financial liabilities
Derivatives held for trading	9,575,980	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price, and others
Derivatives held for hedging	66,128	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, and others

	9,642,108

	December 31, 2023
(In millions of Korean won)	Fair value	Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:	7,526,568
Debt securities	7,526,568	DCF Model, MonteCarlo Simulation, Net Asset Value Method	Discount rate, interest rate, prices of underlying assets (debt securities, stocks, etc.)
Derivatives held for trading	4,892,600	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price, and others
Derivatives held for hedging	146,328	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, and others
Financial assets at fair value through other comprehensive income:	23,704,725
Debt securities	23,393,115	DCF Model	Discount rate
Loans	311,610	DCF Model	Discount rate

	36,270,221

Financial liabilities
Derivatives held for trading	4,366,724	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price, and others
Derivatives held for hedging	77,823	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, and others

	4,444,547

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
	Fair value hierarchy
(In millions of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Cash and due from financial institutions [1]	2,077,679	18,572,062	2,260,633	22,910,374
Loans measured at amortized cost	—	—	410,625,723	410,625,723
Securities measured at amortized cost	4,746,587	31,342,720	—	36,089,307
Other financial assets [2]	—	—	9,328,611	9,328,611

	6,824,266	49,914,782	422,214,967	478,954,015

Financial liabilities
Deposits [1]	—	166,872,039	254,672,591	421,544,630
Borrowings [1]	—	15,158	32,189,484	32,204,642
Debentures	—	34,934,652	—	34,934,652
Other financial liabilities [2]	—	—	24,117,660	24,117,660

	—	201,821,849	310,979,735	512,801,584

	December 31, 2023
	Fair value hierarchy
(In millions of Korean won)	Level 1	Level 2	Level 3	Total
Financial assets
Cash and due from financial institutions [1]	2,252,575	19,256,112	2,126,708	23,635,395
Loans measured at amortized cost	—	—	385,486,929	385,486,929
Securities measured at amortized cost	4,328,010	33,930,057	—	38,258,067
Other financial assets [2]	—	—	10,703,605	10,703,605

	6,580,585	53,186,169	398,317,242	458,083,996

Financial liabilities
Deposits [1]	—	160,173,544	233,276,459	393,450,003
Borrowings [1]	—	38,194	34,882,935	34,921,129
Debentures	—	31,856,315	—	31,856,315
Other financial liabilities [2]	—	—	26,040,801	26,040,801

	—	192,068,053	294,200,195	486,268,248

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of fair value.
[2]	Other financial assets and other financial liabilities included in Level 3 are the carrying amounts which are reasonable approximations of fair value.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

For financial assets and liabilities whose carrying amount is a reasonable approximation of fair value, valuation techniques and inputs are not disclosed.

Valuation techniques and inputs of financial assets and liabilities classified as Level 2, and whose fair value is disclosed as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
(In millions of Korean won)	Fair value	Valuation techniques	Inputs
Financial assets
Securities measured at amortized cost	31,342,720	DCF Model, MonteCarlo Simulation	Discount rate, interest rate
Financial liabilities
Debentures	34,934,652	DCF Model	Discount rate

	December 31, 2023
(In millions of Korean won)	Fair value	Valuation techniques	Inputs
Financial assets
Securities measured at amortized cost	33,930,057	DCF Model, MonteCarlo Simulation	Discount rate, interest rate
Financial liabilities
Debentures	31,856,315	DCF Model	Discount rate

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

Valuation techniques and inputs of financial assets and liabilities classified as Level 3, and whose fair value is disclosed as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
(In millions of Korean won)	Fair value	Valuation techniques	Inputs	Unobservable inputs
Financial assets
Cash and due from financial institutions	2,260,633	DCF Model	Credit spread, other spread, interest rate	Credit spread, other spread
Loans measured at amortized cost	410,625,723	DCF Model	Credit spread, other spread, prepayment rate, interest rate	Credit spread, other spread, prepayment rate

	412,886,356

Financial liabilities
Deposits	254,672,591	DCF Model	Other spread, prepayment rate, interest rate	Other spread, prepayment rate
Borrowings	32,189,484	DCF Model	Other spread, interest rate	Other spread

	286,862,075

	December 31, 2023
(In millions of Korean won)	Fair value	Valuation techniques	Inputs	Unobservable inputs
Financial assets
Cash and due from financial institutions	2,126,708	DCF Model	Credit spread, other spread, interest rate	Credit spread, other spread
Loans measured at amortized cost	385,486,929	DCF Model	Credit spread, other spread, prepayment rate, interest rate	Credit spread, other spread, prepayment rate

	387,613,637

Financial liabilities
Deposits	233,276,459	DCF Model	Other spread, prepayment rate, interest rate	Other spread, prepayment rate
Borrowings	34,882,935	DCF Model	Other spread, interest rate	Other spread

	268,159,394

6.2 Disclosure of Fair Value Hierarchy Level 3

6.2.1 Valuation policy and process of Level 3 fair value

The Group uses an external, independent and qualified valuation service in addition to internal valuation models to determine the fair value of financial instruments at the end of every reporting period.

If the changes in situation and events cause transfers between the fair value hierarchy level for a financial asset or liability occur, the Group’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable inputs in the market

6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the years ended December 31, 2024 and 2023, are as follows:

	2024
	Financial assets at fair value through profit or loss		Financial investments	Net derivative financial instruments
(In millions of Korean won)	Securities measured at fair value through profit or loss	Loans measured at fair value through profit or loss	Equity securities measured at fair value through other comprehensive income	Derivatives held for trading	Derivatives held for hedging
Beginning	5,360,776	183,490	709,834	(772)	—
Total gains or losses:
- Profit or loss	443,177	25,146	—	(369)	—
- Other comprehensive loss	—	—	(189,265)	—	—
Purchases	1,180,331	54,999	356	184	—
Sales	(431,821)	(13,494)	—	(33)	—
Transfer from Level 3 to another level *	(111,275)	—	—	—	—

Ending	6,441,188	250,141	520,925	(990)	—

	2023
	Financial assets at fair value through profit or loss		Financial investments	Net derivative financial instruments
(In millions of Korean won)	Securities measured at fair value through profit or loss	Loans measured at fair value through profit or loss	Equity securities measured at fair value through other comprehensive income	Derivatives held for trading	Derivatives held for hedging
Beginning	4,234,762	149,075	805,596	(417)	—
Total gains or losses:
- Profit or loss	189,155	(11,955)	—	(355)	—
- Other comprehensive income	—	—	(95,600)	—	—
Purchases	1,313,979	50,435	152	—	—
Sales	(377,120)	(4,065)	(314)	—	—

Ending	5,360,776	183,490	709,834	(772)	—

*

Transfers between levels occurred due to changes in the availability of observable market data for the financial instrument. The Bank recognizes changes in level at the end of the reporting period in which the event or change in circumstances that triggered the transfer occurs.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

6.2.2.2 In relation to changes in financial instruments classified as Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses recognized in profit or loss from financial instruments held at the end of the reporting period for the years ended December 31, 2024 and 2023, are as follows:

	2024
(In millions of Korean won)	Net gains on financial instruments at fair value through profit or loss	Other operating income	Net interest income
Total gains recognized in profit or loss for the period	186,278	281,676	—
Total gains recognized in profit or loss from financial instruments held at the end of the reporting period	171,843	224,343	—

	2023
(In millions of Korean won)	Net gains on financial instruments at fair value through profit or loss	Other operating expenses	Net interest income
Total gains recognized in profit or loss for the period	142,995	33,850	—
Total gains recognized in profit or loss from financial instruments held at the end of the reporting period	143,076	57,361	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

6.2.3 Sensitivity analysis of changes in unobservable inputs

6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)
	December 31, 2024
	Fair value	Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Debt securities	6,405,536	MonteCarlo Simulation, Net Asset Value Method, DCF Model, Tree Model and others	Price of underlying asset, interest rate, dividend yield, discount rate, rate of real estate sale price fluctuation, stock price, volatility of stock price	Rate of real estate sale price fluctuation	0.00	Higher the real estate sale price, higher the fair value
				Volatility of stock price	28.87 ~ 29.45	Higher the volatility, higher the fair value fluctuation
Equity securities	35,652	DCF Model, Comparable Company Analysis and others	Growth rate, discount rate	Growth rate	0.00	Higher the growth rate, higher the fair value
				Discount rate	5.90 ~ 13.00	Lower the discount rate, higher the fair value
Loans	250,141	DCF Model	Discount rate	Discount rate	8.54	Lower the discount rate, higher the fair value
Derivatives held for trading:
Stock and index	37	Tree Model	Price of underlying asset, volatility of underlying asset	Volatility of underlying asset	29.45 ~ 31.79	Higher the volatility, higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities	520,925	DCF Model, Comparable Company Analysis, Net Asset Value Method *, Tree Model and others	Growth rate, discount rate, stock price, volatility of stock price, liquidation value	Growth rate	0.00 ~ 1.00	Higher the growth rate, higher the fair value
				Liquidation Value	0.00	Higher the liquidation value, higher the fair value
				Discount rate	6.01 ~ 12.54	Lower the discount rate, higher the fair value
				Volatility of stock price	22.95 ~ 31.79	Higher the volatility, higher the fair value fluctuation

	7,212,291

Financial liabilities
Derivatives held for trading:
Others	1,027	DCF Model	Interest rate, discount rate	Discount rate	3.70 ~ 3.74	Higher the discount rate, lower the fair value

	1,027

*

The Group has changed its fair value assessment technique to the net asset value method during the current period for certain financial assets at fair value through other comprehensive income classified as Level 3, reflecting improvements in valuation techniques using new information.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2024 and 2023, are as follows: (cont’d)

	December 31, 2023
(In millions of Korean won)	Fair value	Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Debt securities	5,205,540	MonteCarlo Simulation, Net Asset Value Method, DCF Model, Tree Model	Price of underlying asset, interest rate, dividend yield, discount rate, liquidation value, rate of real estate sale price fluctuation, stock price, volatility of stock price	Rate of real estate sale price fluctuation	0.00	Higher the real estate sale price, higher the fair value
				Volatility of stock price	20.03 ~ 32.55	Higher the volatility, higher the fair value fluctuation
Equity securities	155,236	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method	Growth rate, discount rate	Growth rate	0.00	Higher the growth rate, higher the fair value
				Discount rate	8.81 ~ 19.32	Lower the discount rate, higher the fair value
Loans	183,490	DCF Model	Discount rate	Discount rate	9.65	Lower the discount rate, higher the fair value
Derivatives held for trading:
Stock and index	33	Tree Model	Price of underlying asset, volatility of underlying asset	Volatility of underlying asset	19.59 ~ 20.03	Higher the volatility, higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities	709,834	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Tree Model	Growth rate, discount rate, stock price, volatility of stock price	Growth rate	0.00 ~ 1.00	Higher the growth rate, higher the fair value

				Discount rate	9.25 ~ 19.90	Lower the discount rate, higher the fair value
				Volatility of stock price	20.60 ~ 27.96	Higher the volatility, higher the fair value fluctuation

	6,254,133

Financial liabilities
Derivatives held for trading:
Others	805	DCF Model	Interest rate, discount rate	Discount rate	5.07 ~ 5.19	Higher the discount rate, lower the fair value

	805

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

6.2.3.2 Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than one input parameter, the amounts represent the most favorable or most unfavorable outcome. Level 3 financial instruments subject to sensitivity analysis are debt securities, loans, equity-related derivatives, currency-related derivatives, interest rate-related derivatives, and other derivatives whose fair value changes are recognized in profit or loss as well as equity securities whose fair value changes are recognized in profit or loss or other comprehensive income or loss.

Results of the sensitivity analysis of changes in unobservable inputs as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
	Profit or loss		Other comprehensive income or loss
(In millions of Korean won)	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss:
Debt securities [4,6]	6,946	(6,946)	—	—
Equity securities [3,6]	3,633	(1,509)	—	—
Loans [5]	2,329	(2,120)	—	—
Derivatives held for trading [1]	36	(25)	—	—
Financial assets at fair value through other comprehensive income:
Equity securities [3,6,7]	—	—	28,151	(15,662)

	12,944	(10,600)	28,151	(15,662)

Financial liabilities
Derivatives held for trading [2]	26	(26)	—	—

	26	(26)	—	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

6.2.3.2 Sensitivity analysis of changes in unobservable inputs (cont’d)

	December 31, 2023
	Profit or loss		Other comprehensive income or loss
(In millions of Korean won)	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss:
Debt securities [4,6]	6,061	(6,060)	—	—
Equity securities [3,6]	5,150	(2,455)	—	—
Loans [5]	2,218	(2,011)	—	—
Derivatives held for trading [1]	3	(2)	—	—
Financial assets at fair value through other comprehensive income:
Equity securities [3,6,7]	—	—	57,932	(31,594)

	13,432	(10,528)	57,932	(31,594)

Financial liabilities
Derivatives held for trading [2]	55	(55)	—	—

	55	(55)	—	—

[1]

For derivative held for trading financial instruments, changes in fair value are calculated by shifting principal unobservable input parameters such as price and the volatility of underlying asset by ± 10%.

[2]	For derivative held for trading financial instruments, changes in fair value are calculated by shifting principal unobservable input parameters such as discount rate (-1%p~1%p).
[3]

For equity securities, changes in fair value are calculated by shifting principal unobservable input parameters such as liquidation value (-1%p~1%p), discount rate (-1%p~1%p) and growth rate (0%p~1%p).

[4]

For beneficiary certificates, it is practically impossible to analyze sensitivity of changes in unobservable inputs. However, for beneficiary certificates whose underlying assets are real estates, changes in fair value are calculated by shifting the rate of real estate sale price fluctuation (-1%p~1%p). There is no significant correlation among major unobservable inputs

[5]	For loans, changes in fair value are calculated by shifting principal unobservable input parameters such as the discount rate (-1%p~1%p).
[6]

The amounts of ~~W~~ 6,307,265 million and ~~W~~ 5,062,883 million of financial assets classified as level 3 as of December 31, 2024 and 2023, respectively, are excluded because it is practically impossible to analyze the sensitivity of changes in unobservable inputs.

[7]	For some equity securities, changes in fair value are calculated by shifting principal unobservable input parameters such as stock price and volatility of stock price by ±10%.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

6.2.4 Day one gains or losses

When the Group measures the fair value of OTC derivatives using inputs that are not based on observable market data, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price, and the difference is not recognized in profit or loss but deferred and amortized using the straight-line method over the life of the financial instrument. When the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss.

Changes in deferred day one gains or losses for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024	2023
Balance at the beginning of the year (A)	(4,707)	(6,746)
New transactions (B)	—	—
Amounts recognized in profit or loss (C=a+b)	2,045	2,039
a. Amortization	2,045	2,039
b. Settlement	—	—

Balance at the end of the year (A+B+C)	(2,662)	(4,707)

6.3 Carrying Amount of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost. Carrying amount of financial assets and liabilities by category as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
(In millions of Korean won)	Financial instruments at fair value through profit or loss	Financial instruments at fair value through other comprehensive income	Financial instruments designated at fair value through other comprehensive income	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial assets
Cash and due from financial institutions	—	—	—	22,910,149	—	22,910,149
Financial assets at fair value through profit or loss	22,089,847	—	—	—	—	22,089,847
Derivative financial assets	10,128,282	—	—	—	121,337	10,249,619
Loans measured at amortized cost	—	—	—	409,867,155	—	409,867,155
Financial investments	—	43,812,524	1,058,286	36,355,808	—	81,226,618
Other financial assets	—	—	—	9,328,611	—	9,328,611

	32,218,129	43,812,524	1,058,286	478,461,723	121,337	555,671,999

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

6.3 Carrying Amount of Financial Instruments by Category (cont’d)

	December 31, 2024
(In millions of Korean won)	Financial instruments at fair value through profit or loss	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial liabilities
Financial liabilities at fair value through profit or loss	159,212	—	—	159,212
Derivative financial liabilities	9,577,007	—	66,128	9,643,135
Deposits	—	421,200,651	—	421,200,651
Borrowings	—	32,226,416	—	32,226,416
Debentures	—	34,736,771	—	34,736,771
Other financial liabilities	—	24,117,660	—	24,117,660

	9,736,219	512,281,498	66,128	522,083,845

	December 31, 2023
(In millions of Korean won)	Financial instruments at fair value through profit or loss	Financial instruments at fair value through other comprehensive income	Financial instruments designated at fair value through other comprehensive income	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial assets
Cash and due from financial institutions	—	—	—	23,637,007	—	23,637,007
Financial assets at fair value through profit or loss	19,700,714	—	—	—	—	19,700,714
Derivative financial assets	4,892,633	—	—	—	146,328	5,038,961
Loans measured at amortized cost	—	—	—	385,404,070	—	385,404,070
Financial investments	—	37,945,850	1,415,952	38,989,046	—	78,350,848
Other financial assets	—	—	—	10,703,605	—	10,703,605

	24,593,347	37,945,850	1,415,952	458,733,728	146,328	522,835,205

	December 31, 2023
(In millions of Korean won)	Financial instruments at fair value through profit or loss	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial liabilities
Financial liabilities at fair value through profit or loss	93,438	—	—	93,438
Derivative financial liabilities	4,367,529	—	77,823	4,445,352
Deposits	—	393,246,702	—	393,246,702
Borrowings	—	34,990,075	—	34,990,075
Debentures	—	31,811,407	—	31,811,407
Other financial liabilities	—	26,040,801	—	26,040,801

	4,460,967	486,088,985	77,823	490,627,775

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

6.4 Transfer of Financial Assets

6.4.1 Transferred financial assets that are derecognized in their entirety

The Group transferred loans and other financial assets to companies specialized in asset-backed securitization and derecognized them from the consolidated financial statement. While the maximum exposure to loss (carrying amount) from its continuing involvement and fair value of its continuing involvement of the derecognized financial assets as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
(In millions of Korean won)	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement	Fair value of continuing involvement
Discovery 2nd Securitization Specialty Co., Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	564	564
AP 4D ABS Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	39	39

			603	603

	December 31, 2023
(In millions of Korean won)	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement	Fair value of continuing involvement
Discovery 2nd Securitization Specialty Co., Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	564	564
AP 4D ABS Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	257	257

			821	821

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

6.4.2 Bonds sold under repurchase agreements and loaned securities

The Group continues to recognize the financial assets related to bonds sold under repurchase agreements and securities lending transactions in the consolidated statement of financial position since those transactions are not qualified for derecognition even though the Group transfers the financial assets. Bonds sold under repurchase agreements are sold on the condition that they will be repurchased at a fixed price, and loaned securities will be returned at the expiration of the loan period. Thus, the Group retains substantially all the risks and rewards of ownership of the financial assets.

The carrying amount of transferred assets and related liabilities as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
(In millions of Korean won)	Carrying amount of transferred assets	Carrying amount of related liabilities
Bonds sold under repurchase agreements	3,412,140	3,310,040
Loaned securities:
Government and public bonds	—	—

	3,412,140	3,310,040

	December 31, 2023
(In millions of Korean won)	Carrying amount of transferred assets	Carrying amount of related liabilities
Bonds sold under repurchase agreements	7,177,954	6,528,900
Loaned securities:
Government and public bonds	170,203	—

	7,348,157	6,528,900

6.4.3 Liquidation of financial assets

The consolidated structured entities securitized the loans held by the Group and issued asset-backed securities. As a result of these transactions, the contractual cash flow of the securitized assets is generally transferred to the holders of the asset-backed securities, and the Group is contractually obligated to make cash payment to one or more recipients in the purchase commitment and other arrangements for all the transferred financial assets that are not derecognized on the reporting date in connection with the securitization of financial assets.

The carrying amount of underlying assets and liabilities related to securitization transactions as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)		December 31, 2024	December 31, 2023
Underlying assets	Financial assets at fair value through profit or loss	—	104,545
	Loans measured at amortized cost *	740,546	830,076

		740,546	934,621

Associated liabilities	Debentures	809,000	931,076

*	Before netting of allowance

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

6.5 Offsetting Financial Assets and Financial Liabilities

The Group enters into International Swaps and Derivatives Association (“ISDA”) master netting agreements and other similar arrangements with the Group’s OTC derivative and spot exchange counterparties. Similar netting agreements are also entered into with the Group’s (a) sales or purchases of bonds under repurchase agreements and (b) securities lending and borrowing transactions, etc. Pursuant to these agreements, in the event of default by one party, contracts are to be terminated and receivables and payables are to be offset. As the Group has the legal right of offset and settles in net amount, domestic exchange settlement debits and domestic exchange settlement credits are recognized in its net settlement balance in the consolidated statement of financial position. Other financial instruments such as account receivables and account payables related to listed securities, and derivatives or OTC derivatives settled by the central clearing house are also recognized in its net settlement balance in the consolidated statement of financial position as the Group has the legal right of offset and settles in net amount.

6.5.1 Details of financial assets subject to enforceable master netting agreements or similar arrangements as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
	Gross assets	Gross liabilities offset	Net amount in the statement of financial position	Non-offsetting amount		Net amount
(In millions of Korean won)				Financial instruments	Cash collateral
Derivatives held for trading	10,128,245	—	10,128,245	(5,728,320)	(2,510)	4,518,752
Derivatives held for hedging	121,337	—	121,337
Unsettled spot exchange receivable	6,268,218	—	6,268,218	(6,193,841)	—	74,377
Bonds purchased under repurchase agreements	3,218,060	—	3,218,060	(2,722,835)	—	495,225
Domestic exchange settlement debits	62,914,800	(62,453,824)	460,976	—	—	460,976
Other financial instruments	49,571	(35,036)	14,535	—	—	14,535

	82,700,231	(62,488,860)	20,211,371	(14,644,996)	(2,510)	5,563,865

	December 31, 2023
	Gross assets	Gross liabilities offset	Net amount in the statement of financial position	Non-offsetting amount		Net amount
(In millions of Korean won)				Financial instruments	Cash collateral
Derivatives held for trading	4,892,600	—	4,892,600	(4,131,142)	(12,419)	895,367
Derivatives held for hedging	146,328	—	146,328
Unsettled spot exchange receivable	7,141,469	—	7,141,469	(6,854,055)	—	287,414
Bonds purchased under repurchase agreements	2,466,558	—	2,466,558	(2,445,990)	—	20,568
Domestic exchange settlement debits	63,172,013	(62,367,444)	804,569	—	—	804,569
Other financial instruments	44,738	(39,487)	5,251	—	—	5,251

	77,863,706	(62,406,931)	15,456,775	(13,431,187)	(12,419)	2,013,169

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

6.5.2 Details of financial liabilities subject to enforceable master netting agreements or similar arrangements as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
	Gross liabilities	Gross assets offset	Net amount in the statement of financial position	Non-offsetting amount		Net amount
(In millions of Korean won)				Financial instruments	Cash collateral
Derivatives held for trading	9,575,980	—	9,575,980	(7,911,953)	—	1,730,155
Derivatives held for hedging	66,128	—	66,128
Unsettled spot exchange payable	6,270,179	—	6,270,179	(6,193,841)	—	76,338
Bonds sold under repurchase agreements *	3,310,040	—	3,310,040	(3,310,040)	—	—
Domestic exchange settlement credits	62,745,597	(62,453,824)	291,773	(291,773)	—	—
Other financial instruments	43,593	(35,036)	8,557	—	—	8,557

	82,011,517	(62,488,860)	19,522,657	(17,707,607)	—	1,815,050

	December 31, 2023
	Gross liabilities	Gross assets offset	Net amount in the statement of financial position	Non-offsetting amount		Net amount
(In millions of Korean won)				Financial instruments	Cash collateral
Derivatives held for trading	4,366,724	—	4,366,724	(3,354,179)	—	1,090,368
Derivatives held for hedging	77,823	—	77,823
Unsettled spot exchange payable	7,140,872	—	7,140,872	(6,854,055)	—	286,817
Bonds sold under repurchase agreements *	6,528,900	—	6,528,900	(6,528,900)	—	—
Domestic exchange settlement credits	65,227,189	(62,367,444)	2,859,745	(2,859,745)	—	—
Other financial instruments	48,143	(39,487)	8,656	—	—	8,656

	83,389,651	(62,406,931)	20,982,720	(19,596,879)	—	1,385,841

*	Includes bonds sold under repurchase agreements to customers.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

7. Due from Financial Institutions

7.1 Details of due from financial institutions as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)		Financial institutions	Interest rate (%)	December 31, 2024 [1]	December 31, 2023 [2]
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	0.00	11,635,481	13,731,708
	Due from banks	Hana Bank and others	0.00~2.99	58,880	611,951
	Due from others	Hana Bank and others	0.00~3.86	10,478	18,005

				11,704,839	14,361,664

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	0.00~5.25	7,639,684	6,147,140
	Time deposits in foreign currencies	Industrial Bank Changsha Br. and others	1.95~7.55	521,924	348,863
	Due from others	The Bank of New York Mellon and others	0.00~6.25	966,831	525,098

				9,128,439	7,021,101

				20,833,278	21,382,765

[1]	Before netting of allowance, including ~~W~~ 19,286,008 million and ~~W~~ 20,306,930 million classified as cash of December 31, 2024 and 2023, respectively.
[2]	Before netting of allowance.

7.2 Details of restricted due from financial institutions as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)		Financial institutions	December 31, 2024 [1]	December 31, 2023 [2]	Reasons of restriction
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	11,635,481	13,731,708	Bank of Korea Act
	Due from others	KB Securities Co., Ltd. and others	9,949	16,829	Derivatives margin account

			11,645,430	13,748,537

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	2,736,871	1,630,348	Bank of Korea Act and others
	Time deposits in foreign currencies	Agricultural Bank Of China New York Branch	88,200	77,364	New York State Banking Law
	Due from others	State Street Bank and Trust Company Seoul Branch	881,802	207,532	Derivatives margin account

			3,706,873	1,915,244

			15,352,303	15,663,781

[1]	Before netting of allowance, including ~~W~~ 14,176,162 million and ~~W~~ 14,676,625 million classified as cash as of December 31, 2024 and 2023, respectively.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

7.3 Changes in allowances for credit losses of due from financial institutions for the years ended December 31, 2024 and 2023, are as follows:

	2024
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses
		Non-impaired	Impaired
Beginning	618	—	—
Transfer between stages	—	—	—
Provision (reversal) for credit losses	(167)	—	—
Others (exchange differences, etc.)	72	—	—

Ending	523	—	—

	2023
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses
		Non-impaired	Impaired
Beginning	1,875	—	—
Transfer between stages	—	—	—
Provision (reversal) for credit losses	(1,252)	—	—
Others (exchange differences, etc.)	(4)	—	—

Ending	619	—	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

8. Assets Pledged as Collateral

8.1 Details of assets pledged as collateral as of December 31, 2024 and 2023, are as follows:

		December 31, 2024
(In millions of Korean won) Assets pledged	Pledgee	Carrying amount	Reasons of pledge
Securities measured at fair value through profit or loss	Korea Securities Depository and others	134,290	Repurchase agreements

		134,290

Securities measured at fair value through other comprehensive income	Bank of Korea and others	2,246,594	Repurchase agreements
	Bank of Korea	2,237,952	Borrowings from Bank of Korea
		994,678	Settlement risk of Bank of Korea
	MUFG Bank and others	1,921,735	Derivatives transactions
	Others	565,153	Others

		7,966,112

Securities measured at amortized cost	Bank of Korea and others	1,031,256	Repurchase agreements
	Bank of Korea	2,802,901	Borrowings from Bank of Korea
		7,627,587	Settlement risk of Bank of Korea
	KB Securities Co., Ltd. and others	1,142,081	Derivatives transactions
	Others	893,704	Others

		13,497,529

Loans	Others	14,572,141	Covered bond and others

		36,170,072

		December 31, 2023
(In millions of Korean won) Assets pledged	Pledgee	Carrying amount	Reasons of pledge
Securities measured at fair value through profit or loss	Korea Securities Depository and others	73,891	Repurchase agreements
	Bank of Korea	266,575	Settlement risk of Bank of Korea

		340,466

Securities measured at fair value through other comprehensive income	Bank of Korea and others	5,783,458	Repurchase agreements
	Bank of Korea	527,494	Borrowings from Bank of Korea
		830,504	Settlement risk of Bank of Korea
	MUFG Bank and others	89,941	Derivatives transactions
	Others	1,241,904	Others

		8,473,301

Securities measured at amortized cost	Bank of Korea and others	625,003	Repurchase agreements
	Bank of Korea	2,357,018	Borrowings from Bank of Korea
		6,746,440	Settlement risk of Bank of Korea
	KB Securities Co., Ltd. and others	401,448	Derivatives transactions
	Others	1,699,145	Others

		11,829,054

Loans	Others	13,733,819	Covered bond and others
Building / Land	Hanwha Life Insurance Co., Ltd. and others	225,438	Others

		34,602,078

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

8.2 Fair value of collateral available to sell or repledge, and collateral sold or repledged, regardless of debtor’s default as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
(In millions of Korean won)	Fair value of collateral held	Fair value of collateral sold or repledged
Securities	2,678,044	—

	December 31, 2023
(In millions of Korean won)	Fair value of collateral held	Fair value of collateral sold or repledged
Securities	2,417,243	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

9. Derivative Financial Instruments and Hedge Accounting

The Group engages in derivative trading activities to hedge the interest rate risk and currency risk arising from the Group’s own assets and liabilities. In particular, the Group applies fair value hedge accounting using interest rate swaps and interest rate futures to hedge the risk of changes in fair value due to the changes in interest rate of debentures, deposits, and debt securities at fair value through other comprehensive income. Also, the Group applies cash flow hedge accounting using interest rate swaps to hedge the risk of changes in cash flows of debentures in foreign currencies, and borrowings in foreign currencies. In addition, the Group applies net investments in foreign operations hedge accounting by designating debentures in foreign currencies as hedging instruments to hedge the currency risk of net investments in foreign operations.

9.1 Details of derivative financial instruments held for trading as of December 31, 2024 and 2023, are as follows:

	December 31, 2024			December 31, 2023
(In millions of Korean won)	Notional Amount	Assets	Liabilities	Notional amount	Assets	Liabilities
Interest rate
Forwards	4,982,518	82,163	275,132	3,847,049	156,650	135,761
Futures [1]	2,024,156	—	—	1,274,123	—	—
Swaps [2]	213,123,811	304,454	253,395	222,282,689	455,913	339,944
Options	6,658,000	141,985	133,971	9,074,000	201,700	205,239

	226,788,485	528,602	662,498	236,477,861	814,263	680,944

Currency
Forwards	128,595,383	5,829,612	2,913,841	132,177,258	1,292,051	1,246,743
Swaps	84,077,057	3,748,266	5,971,810	85,656,633	2,784,209	2,430,844
Options	1,970,373	21,765	27,832	1,238,255	2,077	8,193

	214,642,813	9,599,643	8,913,483	219,072,146	4,078,337	3,685,780

Stock and index
Futures [1]	—	—	—	27,424	—	—
Options	577	37	—	72	33	—

	577	37	—	27,496	33	—

Others
	385,480	—	—	—	—	—

	94,300	—	1,026	94,300	—	805

	441,911,655	10,128,282	9,577,007	455,671,803	4,892,633	4,367,529

[1]	Gains or losses arising from daily mark-to-market futures are reflected in the margin accounts.
[2]	Notional amounts of ~~W~~ 176,601,953 million and ~~W~~ 188,969,696 million as of December 31, 2024 and 2023, respectively, were traded through the central clearing house.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

9.2 Average price conditions of future nominal cash flows by type of hedge accounting as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
(In millions of Korean won)	1 year	2 years	3 years	4 years	5 years	Over 5 years	Total
Fair value hedge
Nominal amount of the hedging instrument	3,641,362	1,168,695	428,780	189,448	941,835	1,998,080	8,368,200
Average price condition (%), (SOFR and CD)	4.58	4.65	4.71	5.74	6.69	3.81	4.68
Cash flow hedge
Nominal amount of the hedging instrument	—	558,600	1,052,520	507,150	47,040	—	2,165,310
Average price condition (%), (SOFR and CD)	—	4.86	5.57	5.55	5.75	—	5.39

	December 31, 2023
(In millions of Korean won)	1 year	2 years	3 years	4 years	5 years	Over 5 years	Total
Fair value hedge
Nominal amount of the hedging instrument	1,802,610	3,370,605	1,559,872	349,482	267,778	2,304,270	9,654,617
Average price condition (%), (SOFR and CD)	4.77	4.86	5.18	5.23	5.73	4.93	4.95
Cash flow hedge
Nominal amount of the hedging instrument	1,028,940	—	386,820	820,058	—	—	2,235,818
Average price condition (%), (SOFR and CD)	4.12	—	5.37	6.33	—	—	5.15

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

9.3 Fair Value Hedge

9.3.1 Details of fair value hedged items as of December 31, 2024 and 2023 and changes in fair value for the years ended December 31, 2024 and 2023, are as follows:

		December 31, 2024				2024
		Carrying amount		Accumulated amount of hedge adjustments		Changes in fair value
(In millions of Korean won)		Assets	Liabilities	Assets	Liabilities
Interest rate	Debt securities in Korean won	2,062,063	—	(15,065)	—	27,699
	Debt securities in foreign currencies	1,699,241	—	(44,081)	—	21,357
	Deposits in Korean won	—	246,258	—	6,258	(6,272)
	Deposits in foreign currencies	—	301,107	—	(7,593)	926
	Debentures in Korean won	—	2,320,923	—	(109,077)	(35,453)
	Debentures in foreign currencies	—	1,523,883	—	(63,717)	(4,989)

		3,761,304	4,392,171	(59,146)	(174,129)	3,268

		December 31, 2023				2023
		Carrying amount		Accumulated amount of hedge adjustments		Changes in fair value
(In millions of Korean won)		Assets	Liabilities	Assets	Liabilities
Interest rate	Debt securities in Korean won	1,975,442	—	(50,746)	—	49,323
	Debt securities in foreign currencies	2,585,073	—	(111,902)	—	74,080
	Deposits in Korean won	—	49,985	—	(15)	15
	Deposits in foreign currencies	—	32,015	—	(6,667)	(1,924)
	Debentures in Korean won	—	5,678,927	—	(141,073)	(94,418)
	Debentures in foreign currencies	—	1,310,952	—	(68,706)	(27,159)

		4,560,515	7,071,879	(162,648)	(216,461)	(83)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

9.3.2 Details of derivative instruments designated as fair value hedge as of December 31, 2024 and 2023 and changes in fair value for the years ended December 31, 2024 and 2023, are as follows:

	December 31, 2024			2024
	Notional amount	Carrying amount		Changes in fair value
(In millions of Korean won)		Assets	Liabilities
Interest Rate
Futures	720,000	—	—	1,787
Swaps	7,648,200	84,530	62,666	(3,658)

	8,368,200	84,530	62,666	(1,871)

	December 31, 2023			2023
	Notional amount	Carrying amount		Changes in fair value
(In millions of Korean won)		Assets	Liabilities
Interest rate Swaps	9,654,617	111,359	75,776	(15,927)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

9.3.3 Details of hedge ineffectiveness recognized in profit or loss on derivative instruments designated as fair value hedge for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024	2023
Interest rate	1,397	6,513

9.3.4 Gains or losses on fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024	2023
Gains and Losses on hedging instruments	(1,871)	6,597
Gains on hedged items attributable to the hedged risk	5,582	(5,846)

	3,711	751

9.4 Cash Flow Hedge

9.4.1 Details of cash flow hedged items as of December 31, 2024 and 2023 and changes in fair value for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	Cash flow hedge reserve		Changes in fair value
	December 31, 2024	December 31, 2023	2024	2023
Interest rate risk	22,158	21,017	(1,837)	13,824

9.4.2 Details of derivative instruments designated as cash flow hedges as of December 31, 2024 and 2023 and changes in fair value for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024			2024
	Notional amount	Assets	Liabilities	Changes in fair value
Interest rate Swaps	2,165,310	36,807	3,462	3,278

(In millions of Korean won)	December 31, 2023			2023
	Notional amount	Assets	Liabilities	Changes in fair value
Interest rate Swaps	2,235,818	34,969	2,047	(12,455)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

9.4.3 Gains on cash flow hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024	2023
Gains on hedging instruments:	3,278	(12,455)
Effective portion of gains on cash flow hedging instruments (recognized in other comprehensive income or loss)	3,644	(12,395)
Ineffective portion of gains on cash flow hedging instruments (recognized in profit or loss)	(366)	(60)

9.4.4 Amounts recognized in other comprehensive income and reclassified from equity to profit related to derivative instruments designated as cash flow hedges for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024	2023
Other comprehensive income	3,644	(12,395)
Reclassification to profit	(2,095)	(5,200)
Income tax effect	(409)	4,691

	1,140	(12,904)

9.4.5 As of December 31, 2024, the hedged items subject to cash flow hedges are exposed to the risk of changes in cash flows until March 5, 2029.

9.5 Hedge of Net Investments in Foreign Operations

9.5.1 Details of net investments in foreign operations hedged items as of December 31, 2024 and 2023 and changes in fair value for the years ended December 31, 2024 and 2023, are as follows:

	Foreign currency translation reserve		Changes in fair value
(In millions of Korean won)	December 31, 2024	December 31, 2023	2024	2023
Currency-related (currency risk)	(277,658)	(112,620)	224,237	23,362

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

9.5.2 Details of financial instruments designated as hedges of net investments in foreign operations as of December 31, 2024 and 2023 and changes in fair value for the years ended December 31, 2024 and 2023, are as follows:

	December 31, 2024			2024
(In millions of Korean won)	Notional amount	Carrying amount		Changes in fair value
		Assets	Liabilities
Debentures in foreign currencies	2,029,237	—	2,029,237	(224,237)

	December 31, 2023			2023
(In millions of Korean won)	Notional amount	Carrying amount		Changes in fair value
		Assets	Liabilities
Debentures in foreign currencies	1,418,340	—	1,418,340	(23,362)

9.5.3 Fair value of non-derivative financial instruments designated as hedges of net investments in foreign operations as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024	December 31, 2023
Debentures in foreign currencies	1,943,867	1,302,385

9.5.4 Losses on net investments in foreign operations hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024	2023
Losses on hedging instruments:	(224,237)	(23,362)
Effective portion of losses on hedge of net investments in foreign operations (recognized in other comprehensive loss)	(224,237)	(23,362)
Ineffective portion of losses on hedge of net investments in foreign operations (recognized in loss)	—	—

9.5.5 Effective portion of gains (losses) on net investments in foreign operations hedging instruments recognized in other comprehensive loss for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024	2023
Other comprehensive loss	(224,237)	(23,362)
Reclassification to income	—	—
Income tax effect	59,199	6,038

	(165,038)	(17,324)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

10. Loans Measured at Amortized Cost

10.1 Details of loans as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024	December 31, 2023
Loans	413,116,283	388,568,495
Deferred loan origination fees and costs	468,629	445,427
Less: Allowances for credit losses	(3,717,757)	(3,609,852)

	409,867,155	385,404,070

10.2 Details of loans to banks as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024	December 31, 2023
Loans	9,687,354	11,569,466
Less: Allowances for credit losses	(30,727)	(20,429)

	9,656,628	11,549,037

10.3 Details of loan types and customer types of loans to customers other than banks as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024
	Retail	Corporate	Credit card	Total
Loans in Korean won	177,437,548	185,641,458	—	363,079,006
Loans in foreign currencies	4,896,983	26,184,305	—	31,081,288
Domestic import usance bills	—	3,790,808	—	3,790,808
Off-shore funding loans	—	626,058	—	626,058
Call loans	—	—	—	—
Bills bought in Korean won	—	1,862	—	1,862
Bills bought in foreign currencies	—	2,379,270	—	2,379,270
Guarantee payments under acceptances and guarantees	—	16,930	—	16,930
Credit card receivables in foreign currencies	—	—	34,642	34,642
Bonds purchased under repurchase agreements	—	2,873,550	—	2,873,550
Privately placed bonds	—	14,144	—	14,144

	182,334,531	221,528,385	34,642	403,897,558
Proportion (%)	45.14	54.85	0.01	100.00

Less: Allowances for credit losses	(975,940)	(2,698,135)	(12,955)	(3,687,030)

	181,358,591	218,830,250	21,687	400,210,528

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

10.3 Details of loan types and customer types of loans to customers other than banks as of December 31, 2024 and 2023, are as follows: (cont’d)

	December 31, 2023
(In millions of Korean won)	Retail	Corporate	Credit card	Total
Loans in Korean won	167,179,509	173,672,974	—	340,852,483
Loans in foreign currencies	3,845,439	24,809,381	—	28,654,820
Domestic import usance bills	—	3,398,981	—	3,398,981
Off-shore funding loans	—	507,683	—	507,683
Call loans	—	269,198	—	269,198
Bills bought in Korean won	—	1,861	—	1,861
Bills bought in foreign currencies	—	1,276,579	—	1,276,579
Guarantee payments under acceptances and guarantees	—	20,085	—	20,085
Credit card receivables in foreign currencies	—	—	38,198	38,198
Bonds purchased under repurchase agreements	—	2,208,673	—	2,208,673
Privately placed bonds	—	215,895	—	215,895

	171,024,948	206,381,310	38,198	377,444,456
Proportion (%)	45.31	54.68	0.01	100.00

Less: Allowances for credit losses	(851,186)	(2,724,327)	(13,910)	(3,589,423)

	170,173,762	203,656,983	24,288	373,855,033

10.4 Changes in deferred loan origination fees and costs for the years ended December 31, 2024 and 2023, are as follows:

	2024
(In millions of Korean won)	Beginning	Increase	Decrease	Others	Ending
Deferred loan origination costs
Loans in Korean won	533,220	391,167	(339,182)	—	585,205
Others	106	23	(103)	1	27

	533,326	391,190	(339,285)	1	585,232

Deferred loan origination fees
Loans in Korean won	20,575	32,904	(17,972)	—	35,507
Loans in foreign currencies and others	67,324	41,758	(36,597)	8,611	81,096

	87,899	74,662	(54,569)	8,611	116,603

	445,427	316,528	(284,716)	(8,610)	468,629

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

10.4 Changes in deferred loan origination fees and costs for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

	2023
(In millions of Korean won)	Beginning	Increase	Decrease	Others	Ending
Deferred loan origination costs
Loans in Korean won	522,284	338,908	(327,972)	—	533,220
Others	379	76	(349)	—	106

	522,663	338,984	(328,321)	—	533,326

Deferred loan origination fees
Loans in Korean won	23,720	7,882	(11,027)	—	20,575
Loans in foreign currencies and others	62,815	6,965	(5,969)	3,513	67,324

	86,535	14,847	(16,996)	3,513	87,899

	436,128	324,137	(311,325)	(3,513)	445,427

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

11. Allowances for Credit Losses

11.1 Changes in allowances for credit losses of loans for the years ended December 31, 2024 and 2023, are as follows:

	2024
	Retail				Corporate				Credit card
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach
		Non-impaired	Impaired			Non-impaired	Impaired			Non-impaired	Impaired
Beginning	397,695	184,162	269,329	—	794,123	780,653	1,169,980	—	872	310	12,728	—
Transfer between stages:
Transfer to 12-month expected credit losses	112,393	(111,257)	(1,136)	—	349,600	(297,184)	(52,416)	—	174	(69)	(105)	—
Transfer to lifetime expected credit losses (non-impaired)	(98,661)	203,764	(105,103)	—	(255,909)	314,792	(58,883)	—	(63)	68	(5)	—
Transfer to lifetime expected credit losses (impaired)	(2,684)	(151,408)	154,092	—	(53,797)	(188,611)	242,408	—	(61)	(211)	272	—
Write-offs	—	—	(309,154)	—	—	(2)	(572,614)	—	—	—	(15,810)	—
Sales	(3,881)	(953)	(6,931)	—	—	(499)	(64,078)	—	—	—	—	—
Provision (reversal) for credit losses [1,2]	4,228	57,370	377,617	—	(114,724)	182,211	505,051	—	(132)	377	13,926	—
Others (exchange differences, etc.)	1,578	658	4,222	—	8,172	7,334	33,255	—	(38)	19	703	—

Ending [3]	410,668	182,336	382,936	—	727,465	798,694	1,202,703	—	752	494	11,709	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

11.1 Changes in allowances for credit losses of loans for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

	2023
	Retail				Corporate				Credit card
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach
		Non-impaired	Impaired			Non-impaired	Impaired			Non-impaired	Impaired
Beginning	437,540	205,369	303,562	—	405,702	526,079	870,602	—	887	288	14,582	—
Transfer between stages:
Transfer to 12-month expected credit losses	129,241	(124,492)	(4,749)	—	119,215	(115,760)	(3,455)	—	1,467	(118)	(1,349)	—
Transfer to lifetime expected credit losses (non-impaired)	(108,823)	119,741	(10,918)	—	(117,787)	151,624	(33,837)	—	(18)	2,416	(2,398)	—
Transfer to lifetime expected credit losses (impaired)	(2,756)	(60,993)	63,749	—	(6,706)	(86,309)	93,015	—	(39)	(132)	171	—
Write-offs	—	14	(377,430)	—	—	9	(382,552)	—	—	—	(3,184)	—
Sales	(1,040)	(506)	(3,062)	—	—	(315)	(31,689)	—	—	—	—	—
Provision (reversal) for credit losses [1,2]	(60,168)	44,865	299,281	—	393,505	305,226	654,498	—	(1,447)	(2,183)	5,048	—
Others (exchange differences, etc.)	3,701	164	(1,104)	—	194	99	3,398	—	22	39	(142)	—

Ending	397,695	184,162	269,329	—	794,123	780,653	1,169,980	—	872	310	12,728	—

[1]

Provision (reversal) for credit losses in the consolidated statements of comprehensive income also includes provision (reversal) for credit losses of unused commitments, acceptances and guarantees (Note 22.2), provision (reversal) for credit losses of financial guarantee contracts (Note 22.4), provision (reversal) for credit losses of other financial assets (Note 18.2), provision (reversal) for credit losses of due from financial institutions (Note 7.3) and provision (reversal) for credit losses of debt securities (Note 12.5).

[2]	Includes ~~W~~ 167,719 million and ~~W~~ 151,794 million of collections from written-off loans for the years ended December 31, 2024 and 2023, respectively.
[3]

Includes additional allowances of ~~W~~ 156,111 million and 214,276 million for the borrowers which are highly affected by the termination of COVID-19 financial support as of December 31, 2024 and 2023, respectively.

The amount of financial assets that the group wrote off during the current year but is continuing recovery activities is ~~W~~ 897,580 million. The Group manages the written-off loans for which their legal extinctive prescriptions have not been completed, and that have not been collected. The balances of those loans are ~~W~~ 8,833,236 million and ~~W~~ 8,056,767 million as of December 31, 2024 and 2023, respectively.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

11.2 Changes in gross carrying amount of loans for the years ended December 31, 2024 and 2023, are as follows:

	2024
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach
(In millions of Korean won)		Non-impaired	Impaired
Beginning	353,906,746	31,715,563	3,391,613	—
Transfer between stages:
Transfer to 12-month expected credit losses	27,936,340	(27,494,039)	(442,301)	—
Transfer to lifetime expected credit losses (non-impaired)	(34,227,418)	36,057,313	(1,829,895)	—
Transfer to lifetime expected credit losses (impaired)	(996,094)	(4,177,692)	5,173,786	—
Write-offs	—	(2)	(897,578)	—
Sales	(2,984,653)	(88,841)	(753,376)	—
Net increase (decrease) (execution, repayment, and others)	31,197,657	(950,614)	(951,603)	—

Ending	374,832,578	35,061,688	3,690,646	—

	2023
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach
(In millions of Korean won)		Non-impaired	Impaired
Beginning	348,132,282	26,670,823	2,633,482	—
Transfer between stages:
Transfer to 12-month expected credit losses	31,902,059	(31,589,214)	(312,845)	—
Transfer to lifetime expected credit losses (non-impaired)	(39,863,618)	40,497,104	(633,486)	—
Transfer to lifetime expected credit losses (impaired)	(1,221,127)	(2,464,258)	3,685,385	—
Write-offs	—	23	(763,166)	—
Sales	(2,898,483)	(39,365)	(410,460)	—
Net increase (decrease) (execution, repayment, and others)	17,855,633	(1,359,550)	(807,297)	—

Ending	353,906,746	31,715,563	3,391,613	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

12. Financial Assets at Fair Value through Profit or Loss and Financial Investments

12.1 Details of financial assets at fair value through profit or loss and financial investments as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024	December 31, 2023
Financial assets at fair value through profit or loss
Debt securities:
Government and public bonds	7,904,303	5,542,619
Financial bonds	3,495,489	4,793,951
Corporate bonds	2,321,229	1,750,530
Asset-backed securities	39,444	68,093
Beneficiary certificates	4,577,202	4,605,932
Investment funds	906,460	769,382
Other debt securities	2,274,864	1,667,101
Equity securities:
Stocks	162,196	225,873
Loans:
Privately placed bonds	208,857	150,208
Other loans	41,284	33,282
Others:
Financial instruments indexed to the price of gold	158,519	93,743

	22,089,847	19,700,714

Financial investments
Financial assets at fair value through other comprehensive income
Debt securities:
Government and public bonds	11,008,793	9,155,459
Financial bonds	21,446,125	16,369,804
Corporate bonds	10,051,926	11,287,148
Asset-backed securities	1,024,772	821,829
Equity securities:
Stocks	1,050,418	1,407,933
Equity investments	7,868	8,019
Loans:
Privately placed bonds	280,908	311,610

	44,870,810	39,361,802

Financial assets at amortized cost
Debt securities:
Government and public bonds	6,029,059	6,502,633
Financial bonds	12,023,577	13,589,961
Corporate bonds	8,946,009	9,368,943
Asset-backed securities	9,301,199	9,398,498
Other debt securities	72,968	147,847
Less: Allowances for credit losses	(17,004)	(18,836)

	36,355,808	38,989,046

	81,226,618	78,350,848

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

12.2 Dividend income from equity securities designated at fair value through other comprehensive income for the years ended December 31, 2024 and 2023, are as follows:

	2024		2023
(In millions of Korean won)	From the equity securities derecognized	From the equity securities held	From the equity securities derecognized	From the equity securities held
Listed Stocks	—	3,597	—	1,999
Unlisted Stocks	—	2,975	—	2,537

	—	6,572	—	4,536

12.3 Derecognized equity securities measured at fair value through other comprehensive income for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024		2023
	Disposal price	Accumulated other comprehensive income as of disposal date	Disposal price	Accumulated other comprehensive loss as of disposal date
Listed Stocks	8,054	(5,586)	36,595	36,719
Unlisted Stocks	—	—	282	(738)

	8,054	(5,586)	36,877	35,981

12.4 Provision (reversal) for credit losses of financial investments for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	Provision	Reversal	Total
Financial assets at fair value through other comprehensive income	6,316	(5,711)	605
Securities measured at amortized cost	2,299	(4,217)	(1,918)

	8,615	(9,928)	(1,313)

(In millions of Korean won)	2023
	Provision	Reversal	Total
Financial assets at fair value through other comprehensive income	11,191	(1,975)	9,216
Securities measured at amortized cost	14,893	(1,475)	13,418

	26,084	(3,450)	22,634

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

12.5 Changes in allowances for credit losses of financial investments for the years ended December 31, 2024 and 2023, are as follows:

	2024
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses
		Non-impaired	Impaired
Beginning	33,817	—	—
Transfer between stages:
Transfer to 12-month expected credit losses	—	—	—
Transfer to lifetime expected credit losses	—	—	—
Sales	(1,883)	—	—
Provision (reversal) for credit losses	(1,313)	—	—
Others (exchange differences, etc.)	1,138	—	—

Ending	31,759	—	—

	2023
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses
		Non-impaired	Impaired
Beginning	12,093	270	—
Transfer between stages:
Transfer to 12-month expected credit losses	—	—	—
Transfer to lifetime expected credit losses	—	—	—
Sales	(532)	(270)	—
Provision for credit losses	22,634	—	—
Others (exchange differences, etc.)	(378)	—	—

Ending	33,817	—	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

13. Investments in Associates

13.1 Details of investments in associates as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
(In millions of Korean won)	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
Korea Credit Bureau Co., Ltd. [1]	9.00	4,500	7,948	7,948	Credit information	Korea
Incheon Bridge Co., Ltd. [1]	14.99	9,159	(536)	—	Operation of highways and related facilities	Korea
KB SPROTT Renewable Private Equity Fund No.1	18.88	5,536	4,588	4,588	Investment finance	Korea
KB Digital Innovation & Growth New Technology Business Investment Fund	45.00	4,500	3,482	3,482	Discovery of and investment in promising FinTech-business venture	Korea
KB Digital Platform Fund	46.67	78,400	79,280	79,280	Digital platform and Tech-based investment in promising companies	Korea
KB Prime Digital Platform Fund	43.33	9,750	9,669	9,669	Digital platform and Tech-based investment in promising companies	Korea
Future Planning KB Start-up Creation Fund	50.00	1,500	2,305	2,305	Investment finance	Korea
KB High-tech Company Investment Fund	50.00	1,500	4,470	4,470	Investment finance	Korea
Aju Good Technology Venture Fund	38.46	344	9,313	9,313	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund	33.33	1,500	2,601	2,601	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund	30.00	3,540	5,962	5,962	Investment finance	Korea
KB Intellectual Property Fund No.2	37.50	12,450	16,334	16,334	Investment finance	Korea
KB Digital Innovation Investment Fund Limited Partnership	25.74	27,615	23,486	25,236	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund [2]	22.73	37,500	43,498	43,498	Investment finance	Korea
KB Global Platform Fund	20.00	24,000	22,778	22,778	Investment finance	Korea
KB Global Platform Fund No.2	29.53	12,586	7,821	11,571	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund	26.95	10,000	9,423	9,423	Investment finance	Korea
WJ Private Equity Fund No.1	28.57	7,110	7,208	7,208	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	25.00	45,050	55,821	55,821	Investment finance	Korea
KB Smart Scale Up Fund	26.32	10,000	11,914	11,914	Investment finance	Korea
KB Bio Global Expansion Private Equity Fund No.1	27.27	15,000	13,633	13,633	Investment finance	Korea
KB-KTB Technology Venture Fund	30.30	22,100	20,909	20,909	Investment finance	Korea
KB-SOLIDUS Healthcare Investment Fund	20.00	20,000	19,324	19,324	Investment finance	Korea

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

13.1 Details of investments in associates as of December 31, 2024 and 2023, are as follows: (cont’d)

	December 31, 2024
(In millions of Korean won)	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
KB New Deal Innovation Fund	29.27	4,500	4,500	4,500	Investment finance	Korea
All Together Korea Fund No.2 [3]	99.99	10,000	10,847	10,847	Asset management	Korea
Terra Corporation [4]	24.06	—	2	—	Manufacture of fabricated and processed metal products	Korea
MJT&I Corp. [4]	22.89	—	(882)	—	Wholesale of other merchandise	Korea
DSMETAL Co., Ltd. [4]	26.49	—	(101)	—	Manufacture of metal door, windows, shutter and relevant products	Korea
Shinhwa Underwear Co., Ltd. [4]	26.05	—	(120)	120	Manufacture of underwear and sleepwear	Korea
Jaeyang Industry Co., Ltd. [4]	20.86	—	(552)	—	Manufacture of luggage and other protective cases	Korea
Kendae Co., Ltd. [4]	41.01	—	(252)	98	Screen printing	Korea
Jinseung Tech Co., Ltd. [4]	30.04	—	(99)	92	Manufacture of other general-purpose machinery	Korea
Dongjo Co., Ltd. [4]	29.29	—	168	—	Wholesale of agricultural and forestry machinery and equipment	Korea
Korea NM Tech Co., Ltd. [4]	22.41	—	539	—	Manufacture of motor vehicles, trailers and semitrailers	Korea
Jungdo Co., Ltd. [4]	25.34	—	1,231	—	Office, commercial and institutional building construction	Korea
Dae-A Leisure Co., Ltd. [4]	49.36	—	150	—	Earth works	Korea
Chongil Machine & Tools Co., Ltd. [4]	20.40	—	(178)	—	Wholesale of machinery and equipment	Korea
Imt Technology Co., Ltd. [4]	25.29	—	16	—	Computer Peripherals Distribution	Korea
Iwon Alloy Co., Ltd. [4]	23.20	—	371	—	Manufacture of smelting, refining and alloys	Korea
Computerlife Co., Ltd. [4]	25.41	—	(124)	56	Publishing of magazines and periodicals (publishing industry)	Korea
Skydigital Inc. [4]	20.40	—	(335)	—	Manufacture of multimedia and video devices	Korea
Jo Yang Industrial Co., Ltd. [4]	22.77	—	(196)	—	Manufacture of special glass	Korea
Il-Kwang Electronic Materials Co., Ltd. [4]	29.06	—	(555)	—	Manufacture of electronic parts	Korea
So-Myung Recycling Co., Ltd. [4]	20.23	—	201	17	Manufacture of nonferrous metal	Korea
PIP System Co., Ltd. [4]	20.72	—	27	—	Print equipment	Korea
Gwang Myung Paper Co., Ltd. [4]	20.54	—	84	—	Wholesale of luggage and other protective cases	Korea
D-Partner [4]	20.94	—	910	462	Backlight film	Korea
Chunsung-meat Co., Ltd. [4]	26.74	—	237	—	Wholesale of meat	Korea
DS Fashionbiz Co., Ltd. [4]	47.64	—	16	18	Manufacture of textiles	Korea

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

13.1 Details of investments in associates as of December 31, 2024 and 2023, are as follows: (cont’d)

	December 31, 2024
(In millions of Korean won)	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
ALTSCS Co., Ltd. [4]	47.11	—	29	—	Manufacture of motor vehicle parts	Korea
E-Won Chemical Co., Ltd. [4]	24.30	—	23	—	Manufacture, wholesale and retail trade of feeds	Korea
TMAPMOBILITY CO.,LTD. [1]	8.24	200,000	52,287	182,000	Application software development and supply	Korea
TKDS CO., LTD [4]	20.03	—	(6)	—	Manufacture of video and other imaging equipment	Korea
SANDLE FARMING ASSOCIATION [4]	23.04	—	323	17	Manufacture of edible refined oil and processed oil	Korea
TAEYEONG PRECISION IND. CO.,LTD. [4]	28.51	—	(38)	—	Manufacture of mould and metallic patterns	Korea
Seokwang T&I Co., Ltd [4]	33.64	—	714	9	Brokerage, agency, and related services of cargo	Korea
MJK TRADING CO.,LTD. [4]	25.05	—	(99)	—	Manufacture of knitting cloth	Korea
ONIGYU CO.,LTD. [4]	32.45	—	39	6	Brokerage of food and tobacco	Korea
DNGV CO.,LTD. [4]	22.39	—	365	—	Manufacture of automotive engine	Korea
Alpa information & Communication Co.,Ltd. [4]	22.91	—	16	—	Manufacture of computers and peripheral equipment	Korea
JC TECHNO CO.,LTD.[4]	29.32	—	495	—	Manufacture of industrial electrical and electronic equipment	Korea
SD Speed Co.,Ltd. [4]	27.04	—	(193)	—	Manufacture, wholesale, and retail trade of sports and leisure goods	Korea

		578,140	451,091	585,509

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

13.1 Details of investments in associates as of December 31, 2024 and 2023, are as follows: (cont’d)

	December 31, 2023
(In millions of Korean won)	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
Korea Credit Bureau Co., Ltd. [1]	9.00	4,500	5,617	5,617	Credit information	Korea
Incheon Bridge Co., Ltd. [1]	14.99	9,159	(12,640)	—	Operation of highways and related facilities	Korea
KB SPROTT Renewable Private Equity Fund No.1	29.63	13,886	12,588	12,573	Investment finance	Korea
KB Digital Innovation & Growth New Technology Business Investment Fund	45.00	4,500	3,524	3,523	Discovery of and investment in promising FinTech-business venture	Korea
KB Digital Platform Fund	46.67	50,400	47,947	47,947	Digital platform and Tech-based investment in promising companies	Korea
KB Prime Digital Platform Fund	43.33	7,150	6,916	6,916	Digital platform and Tech-based investment in promising companies	Korea
Future Planning KB Start-up Creation Fund	50.00	1,500	7,814	7,814	Investment finance	Korea
KB High-tech Company Investment Fund	50.00	1,500	9,424	9,424	Investment finance	Korea
Aju Good Technology Venture Fund	38.46	344	14,297	14,296	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund	33.33	1,800	3,031	3,031	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund	30.00	4,860	6,628	6,628	Investment finance	Korea
KB Intellectual Property Fund No.2	37.50	15,000	16,936	16,936	Investment finance	Korea
KB Digital Innovation Investment Fund Limited Partnership	25.74	32,655	34,721	34,721	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund [2]	21.28	—	3,072	3,072	Investment finance	Korea
KB Global Platform Fund	22.73	43,850	43,755	43,850	Investment finance	Korea
KB Global Platform Fund No.2	20.00	12,000	11,172	11,172	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund	29.53	12,750	10,454	12,750	Investment finance	Korea
WJ Private Equity Fund No.1	26.95	10,000	9,483	9,483	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	28.57	9,700	9,566	9,700	Investment finance	Korea
KB Smart Scale Up Fund	25.00	50,000	52,905	52,905	Investment finance	Korea
KB Bio Global Expansion Private Equity Fund No.1	26.32	10,000	10,597	10,597	Investment finance	Korea
KB-KTB Technology Venture Fund	27.27	12,000	11,459	11,459	Investment finance	Korea
KB-SOLIDUS Healthcare Investment Fund	30.30	14,300	13,498	13,498	Investment finance	Korea

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

13.1 Details of investments in associates as of December 31, 2024 and 2023, are as follows: (cont’d)

	December 31, 2023
(In millions of Korean won)	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
KB New Deal Innovation Fund	20.00	20,000	19,372	19,372	Investment finance	Korea
KY Global Cell & Gene Private Equity Fund 2nd	20.43	27,034	26,969	26,969	Investment finance	Korea
All Together Korea Fund No.2 [3]	99.99	10,000	10,541	10,541	Asset management	Korea
Shinla Construction Co., Ltd. [4]	20.17	—	(551)	—	Specialty construction	Korea
Terra Corporation [4]	24.06	—	2	—	Manufacture of fabricated and processed metal products	Korea
MJT&I Corp. [4]	22.89	—	(880)	—	Wholesale of other merchandise	Korea
Jungdong Steel Co., Ltd. [2]	42.65	—	(433)	—	Wholesale of primary metal	Korea
DSMETAL Co., Ltd. [4]	26.49	—	(101)	—	Manufacture of metal door, windows, shutter and relevant products	Korea
Shinhwa Underwear Co., Ltd. [4]	26.05	—	(96)	144	Manufacture of underwear and sleepwear	Korea
Jaeyang Industry Co., Ltd. [4]	20.86	—	(552)	—	Manufacture of luggage and other protective cases	Korea
Kendae Co., Ltd. [4]	41.01	—	(252)	98	Screen printing	Korea
Jinseung Tech Co., Ltd. [4]	30.04	—	(33)	158	Manufacture of other general-purpose machinery	Korea
Dongjo Co., Ltd. [4]	29.29	—	142	—	Wholesale of agricultural and forestry machinery and equipment	Korea
Korea NM Tech Co., Ltd. [4]	22.41	—	546	—	Manufacture of motor vehicles, trailers and semitrailers	Korea
Jungdo Co., Ltd. [4]	25.34	—	1,231	—	Office, commercial and institutional building construction	Korea
Dae-A Leisure Co., Ltd. [4]	49.36	—	436	—	Earth works	Korea
Chongil Machine & Tools Co., Ltd. [4]	20.40	—	(178)	—	Wholesale of machinery and equipment	Korea
Imt Technology Co., Ltd. [4]	25.29	—	30	12	Computer Peripherals Distribution	Korea
Iwon Alloy Co., Ltd. [4]	23.20	—	376	—	Manufacture of smelting, refining and alloys	Korea
Computerlife Co., Ltd. [4]	25.41	—	(124)	56	Publishing of magazines and periodicals (publishing industry)	Korea
Skydigital Inc. [4]	20.40	—	(338)	—	Manufacture of multimedia and video devices	Korea
Jo Yang Industrial Co., Ltd. [4]	22.77	—	(72)	—	Manufacture of special glass	Korea
Il-Kwang Electronic Materials Co., Ltd. [4]	29.06	—	(555)	—	Manufacture of electronic parts	Korea
So-Myung Recycling Co., Ltd. [4]	20.23	—	243	59	Manufacture of nonferrous metal	Korea
PIP System Co., Ltd. [4]	20.72	—	27	—	Print equipment	Korea
Gwang Myung Paper Co., Ltd. [4]	20.54	—	84	—	Wholesale of luggage and other protective cases	Korea

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

13.1 Details of investments in associates as of December 31, 2024 and 2023, are as follows: (cont’d)

	December 31, 2023
(In millions of Korean won)	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
D-Partner [4]	20.94	—	844	397	Backlight film	Korea
Chunsung-meat Co., Ltd. [4]	26.74	—	237	—	Wholesale of meat	Korea
DS Fashionbiz Co., Ltd. [4]	47.64	—	16	18	Manufacture of textiles	Korea
ALTSCS Co., Ltd. [4]	47.11	—	14	—	Manufacture of motor vehicle parts	Korea
E-Won Chemical Co., Ltd. [4]	24.30	—	31	—	Manufacture, wholesale and retail trade of feeds	Korea
TMAPMOBILITY CO.,LTD. [1]	8.24	200,000	51,866	183,572	Application software development and supply	Korea
TKDS CO., LTD [4]	20.03	—	63	—	Manufacture of video and other imaging equipment	Korea
SANDLE FARMING ASSOCIATION [4]	23.04	—	309	3	Manufacture of edible refined oil and processed oil	Korea
TAEYEONG PRECISION IND. CO.,LTD. [4]	28.51	—	4	—	Manufacture of mould and metallic patterns	Korea
Seokwang T&I Co., Ltd [4]	33.64	—	705	—	Brokerage, agency, and related services of cargo	Korea
MJK TRADING CO.,LTD. [4]	25.05	—	(62)	—	Manufacture of knitting cloth	Korea
ONIGYU CO.,LTD. [4]	32.45	—	33	—	Brokerage of food and tobacco	Korea
DNGV CO.,LTD. [4]	22.39	—	411	—	Manufacture of automotive engine	Korea
Alpa information & Communication Co.,Ltd. [4]	22.91	—	93	—	Manufacture of computers and peripheral equipment	Korea
JC TECHNO CO.,LTD.[4]	29.32	—	737	—	Manufacture of industrial electrical and electronic equipment	Korea

		578,888	443,899	589,311

[1]

As of December 31, 2024 and 2023, the Group can exercise significant influence on the decision-making processes of the associate’s financial and business policies through participation in governing bodies.

[2]	As of December 31, 2024, the Group has fully redeemed its investment stake but retains rights over the remaining stake due to incomplete liquidation.
[3]	As of December 31, 2024 and 2023, the Group participates in the investment management committee but cannot exercise control.
[4]	The investment in associates was reclassified from financial assets at fair value through profit or loss due to termination of rehabilitation procedures.

Although the Group holds 20% or more of the ownership in several investment trusts including KB Hanbando BTL Private Special Asset Fund No.1, those investment trusts are excluded from associates because the Group’s influence on those trusts is limited according to the trust agreement. In addition, the Group holds 20% or more of its ownership in KLB Securities Co., Ltd. and one other company, but those companies are excluded from associates, because the Group’s influence on those companies is limited due to the status of those companies such as bankruptcy and rehabilitation proceedings.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates as of and for the years ended December 31, 2024 and 2023, are as follows:

	December 31, 2024 *
(In millions of Korean won)	Total assets	Total liabilities	Paid-in capital	Equity	Share of net asset amount	Unrealized gains (losses) and others	Carrying amount
Korea Credit Bureau Co., Ltd.	150,657	62,343	10,000	88,314	7,948	—	7,948
Incheon Bridge Co., Ltd.	517,004	520,576	61,096	(3,572)	(535)	535	—
KB SPROTT Renewable Private Equity Fund No.1	24,548	251	29,313	24,297	4,588	—	4,588
KB Digital Innovation & Growth New Technology Business Investment Fund	7,890	153	10,000	7,737	3,482	—	3,482
KB Digital Platform Fund	170,694	809	168,000	169,885	79,280	—	79,280
KB Prime Digital Platform Fund	22,431	119	22,500	22,312	9,669	—	9,669
Future Planning KB Start-up Creation Fund	5,794	1,184	3,000	4,610	2,305	—	2,305
KB High-tech Company Investment Fund	12,922	3,982	3,000	8,940	4,470	—	4,470
Aju Good Technology Venture Fund	24,214	—	900	24,214	9,313	—	9,313
KB-KDBC Pre-IPO New Technology Business Investment Fund	7,804	—	4,500	7,804	2,601	—	2,601
KB-TS Technology Venture Private Equity Fund	26,460	6,587	11,800	19,873	5,962	—	5,962
KB Intellectual Property Fund No.2	44,265	709	33,200	43,556	16,334	—	16,334
KB Digital Innovation Investment Fund Limited Partnership	92,884	1,623	107,304	91,261	23,486	1,750	25,236
KB Global Platform Fund	195,862	4,470	165,000	191,392	43,498	—	43,498
KB Global Platform Fund No.2	121,421	7,529	120,000	113,892	22,778	—	22,778
KB-UTC Inno-Tech Venture Fund	26,935	448	42,418	26,487	7,821	3,750	11,571
WJ Private Equity Fund No.1	35,435	475	37,100	34,960	9,423	—	9,423
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	25,661	432	24,885	25,229	7,208	—	7,208
KB Smart Scale Up Fund	225,921	2,635	180,200	223,286	55,821	—	55,821
KB Bio Global Expansion Private Equity Fund No.1	45,378	106	38,000	45,272	11,914	—	11,914
KB-KTB Technology Venture Fund	50,673	686	55,000	49,987	13,633	—	13,633
KB-SOLIDUS Healthcare Investment Fund	69,004	3	72,930	69,001	20,909	—	20,909
KB New Deal Innovation Fund	100,137	3,517	100,000	96,620	19,324	—	19,324
Startup Korea KB Secondary Fund	15,375	—	15,375	15,375	4,500	—	4,500
All Together Korea Fund No.2	10,849	1	10,001	10,848	10,847	—	10,847
TMAPMOBILITY CO.,LTD.	797,292	163,070	8,681	634,222	52,287	129,713	182,000

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates as of and for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

	2024 *
(In millions of Korean won)	Operating revenue	Net profit (loss)	Other comprehensive income	Total comprehensive income (loss)	Dividends
Korea Credit Bureau Co., Ltd.	175,338	26,589	—	26,589	90
Incheon Bridge Co., Ltd.	171,687	66,701	—	66,701	—
KB SPROTT Renewable Private Equity Fund No.1	1	(681)	—	(681)	—
KB Digital Innovation & Growth New Technology Business Investment Fund	1	(93)	—	(93)	—
KB Digital Platform Fund	10,558	7,142	—	7,142	—
KB Prime Digital Platform Fund	820	352	—	352	—
Future Planning KB Start-up Creation Fund	5,534	(3,019)	—	(3,019)	4,000
KB High-tech Company Investment Fund	3,753	(7,921)	—	(7,921)	—
Aju Good Technology Venture Fund	3,396	(7,447)	—	(7,447)	2,120
KB-KDBC Pre-IPO New Technology Business Investment Fund	398	(541)	—	(541)	—
KB-TS Technology Venture Private Equity Fund	1,832	946	—	946	—
KB Intellectual Property Fund No.2	10,721	5,193	—	5,193	—
KB Digital Innovation Investment Fund Limited Partnership	13,264	(24,073)	—	(24,073)	—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	833	376	—	376	3,153
KB Global Platform Fund	44,045	26,809	—	26,809	—
KB Global Platform Fund No.2	5,512	(1,969)	—	(1,969)	—
KB-UTC Inno-Tech Venture Fund	963	(2,620)	(561)	(3,181)	—
WJ Private Equity Fund No.1	425	(222)	—	(222)	—
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	6,626	3,198	(2,386)	812	—
KB Smart Scale Up Fund	48,053	31,416	—	31,416	—
KB Bio Global Expansion Private Equity Fund No.1	5,423	5,004	—	5,004	—
KB-KTB Technology Venture Fund	693	(3,031)	—	(3,031)	—
KB-SOLIDUS Healthcare Investment Fund	40	(1,284)	—	(1,284)	—
KB New Deal Innovation Fund	7,218	(240)	—	(240)	—
Startup Korea KB Secondary Fund	—	—	—	—	—
All Together Korea Fund No.2	313	307	—	307	—
TMAPMOBILITY CO.,LTD.	321,542	(58,287)	—	(58,287)	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates as of and for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

	December 31, 2023 *
(In millions of Korean won)	Total assets	Total liabilities	Paid-in capital	Equity	Share of net asset amount	Unrealized gains (losses) and others	Carrying amount
Korea Credit Bureau Co., Ltd.	131,164	68,756	10,000	62,408	5,617	—	5,617
Incheon Bridge Co., Ltd.	518,133	602,458	61,096	(84,325)	(12,640)	12,640	—
KB SPROTT Renewable Private Equity Fund No.1	42,868	378	46,868	42,490	12,588	(15)	12,573
KB Digital Innovation & Growth New Technology Business Investment Fund	7,998	168	10,000	7,830	3,524	(1)	3,523
KB Digital Platform Fund	103,502	759	108,000	102,743	47,947	—	47,947
KB Prime Digital Platform Fund	16,521	560	16,500	15,961	6,916	—	6,916
Future Planning KB Start-up Creation Fund	18,095	2,466	3,000	15,629	7,814	—	7,814
KB High-tech Company Investment Fund	22,826	3,979	3,000	18,847	9,424	—	9,424
Aju Good Technology Venture Fund	37,568	394	900	37,174	14,297	(1)	14,296
KB-KDBC Pre-IPO New Technology Business Investment Fund	9,095	1	5,400	9,094	3,031	—	3,031
KB-TS Technology Venture Private Equity Fund	28,233	6,140	16,200	22,093	6,628	—	6,628
KB Intellectual Property Fund No.2	47,461	2,298	40,000	45,163	16,936	—	16,936
KB Digital Innovation Investment Fund Limited Partnership	137,175	2,257	126,888	134,918	34,721	—	34,721
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	14,441	—	—	14,441	3,073	(1)	3,072
KB Global Platform Fund	197,354	4,831	192,940	192,523	43,755	95	43,850
KB Global Platform Fund No.2	58,384	2,523	60,000	55,861	11,172	—	11,172
KB-UTC Inno-Tech Venture Fund	35,978	572	43,180	35,406	10,454	2,296	12,750
WJ Private Equity Fund No.1	35,342	160	37,100	35,182	9,483	—	9,483
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	33,611	129	33,950	33,482	9,566	134	9,700
KB Smart Scale Up Fund	213,141	1,523	200,000	211,618	52,905	—	52,905
KB Bio Global Expansion Private Equity Fund No.1	40,373	105	38,000	40,268	10,597	—	10,597
KB-KTB Technology Venture Fund	42,263	245	44,000	42,018	11,459	—	11,459
KB-SOLIDUS Healthcare Investment Fund	44,875	331	47,190	44,544	13,498	—	13,498
KB New Deal Innovation Fund	100,599	3,739	100,000	96,860	19,372	—	19,372
KY Global Cell & Gene Private Equity Fund 2nd	132,025	11	132,331	132,014	26,969	—	26,969
All Together Korea Fund No.2	10,543	1	10,001	10,542	10,541	—	10,541
TMAPMOBILITY CO.,LTD.	849,894	220,825	8,680	629,069	51,866	131,706	183,572

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

13.2 Condensed financial information, adjustments to the carrying amount, and dividend from major investments in associates as of and for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

	2023 *
(In millions of Korean won)	Operating revenue	Net profit (loss)	Other comprehensive income	Total comprehensive income (loss)	Dividends
Korea Credit Bureau Co., Ltd.	163,707	8,012	—	8,012	90
Incheon Bridge Co., Ltd.	128,860	22,110	—	22,110	—
KB SPROTT Renewable Private Equity Fund No.1	26	(689)	—	(689)	—
KB Digital Innovation & Growth New Technology Business Investment Fund	2	(1,143)	—	(1,143)	—
KB Digital Platform Fund	649	(2,593)	—	(2,593)	—
KB Prime Digital Platform Fund	80	(453)	—	(453)	—
Future Planning KB Start-up Creation Fund	5,961	3,243	—	3,243	2,900
KB High-tech Company Investment Fund	6,560	3,324	—	3,324	2,900
Aju Good Technology Venture Fund	20,386	15,176	—	15,176	3,577
KB-KDBC Pre-IPO New Technology Business Investment Fund	—	(12)	—	(12)	—
KB-TS Technology Venture Private Equity Fund	836	362	—	362	—
KB Intellectual Property Fund No.2	6,837	4,619	—	4,619	—
KB Digital Innovation Investment Fund Limited Partnership	27,782	9,221	—	9,221	—
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	7,610	2,302	—	2,302	—
KB Global Platform Fund	7,880	(29,086)	—	(29,086)	—
KB Global Platform Fund No.2	102	(4,139)	—	(4,139)	—
KB-UTC Inno-Tech Venture Fund	758	(5,024)	2,208	(2,816)	—
WJ Private Equity Fund No.1	430	(218)	—	(218)	—
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	343	26	5,176	5,202	—
KB Smart Scale Up Fund	30,569	22,468	—	22,468	—
KB Bio Global Expansion Private Equity Fund No.1	713	294	—	294	—
KB-KTB Technology Venture Fund	166	(917)	—	(917)	—
KB-SOLIDUS Healthcare Investment Fund	16	(1,344)	—	(1,344)	—
KB New Deal Innovation Fund	576	(1,345)	—	(1,345)	—
KY Global Cell & Gene Private Equity Fund 2nd	—	(225)	(93)	(318)	—
All Together Korea Fund No.2	303	297	—	297	—
TMAPMOBILITY CO.,LTD.	294,015	(100,433)	—	(100,433)	—

*

The condensed financial information of the associates is adjusted to reflect adjustments, such as fair value adjustments recognized at the time of acquisition and adjustments for differences in accounting policies.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

13.3 Changes in carrying amount of investments in associates for the years ended December 31, 2024 and 2023, are as follows:

	2024
(In millions of Korean won)	Beginning	Acquisition and others	Disposal and others	Dividends	Gains (losses) on equity- method accounting	Other comprehen- sive income (loss)	Ending
Korea Credit Bureau Co., Ltd.	5,617	—	—	(90)	2,421	—	7,948
Incheon Bridge Co., Ltd.	—	—	—	—	—	—	—
KB SPROTT Renewable Private Equity Fund No.1	12,573	—	(8,349)	—	364	—	4,588
KB Digital Innovation & Growth New Technology Business Investment Fund	3,523	—	—	—	(41)	—	3,482
KB Digital Platform Fund	47,947	28,000	—	—	3,333	—	79,280
KB Prime Digital Platform Fund	6,916	2,600	—	—	153	—	9,669
Future Planning KB Start-up Creation Fund	7,814	—	—	(4,000)	(1,509)	—	2,305
KB High-tech Company Investment Fund	9,424	—	—	—	(4,954)	—	4,470
Aju Good Technology Venture Fund	14,296	—	—	(2,120)	(2,863)	—	9,313
KB-KDBC Pre-IPO New Technology Business Investment Fund	3,031	—	(300)	—	(130)	—	2,601
KB-TS Technology Venture Private Equity Fund	6,628	—	(1,320)	—	654	—	5,962
KB Intellectual Property Fund No.2	16,936	—	(2,550)	—	1,948	—	16,334
KB Digital Innovation Investment Fund Limited Partnership	34,721	—	(5,040)	—	(4,445)	—	25,236
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	3,072	—	(94)	(3,153)	175	—	—
KB Global Platform Fund	43,850	—	(6,350)	—	5,998	—	43,498
KB Global Platform Fund No.2	11,172	12,000	—	—	(394)	—	22,778
KB-UTC Inno-Tech Venture Fund	12,750	—	(164)	—	(849)	(166)	11,571
WJ Private Equity Fund No.1	9,483	—	—	—	(60)	—	9,423
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	9,700	—	(2,590)	—	780	(682)	7,208
KB Smart Scale Up Fund	52,905	—	(4,950)	—	7,866	—	55,821
KB Bio Global Expansion Private Equity Fund No.1	10,597	—	—	—	1,317	—	11,914
KB-KTB Technology Venture Fund	11,459	3,000	—	—	(826)	—	13,633
KB-SOLIDUS Healthcare Investment Fund	13,498	7,800	—	—	(389)	—	20,909

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

13.3 Changes in carrying amount of investments in associates for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

	2024
(In millions of Korean won)	Beginning	Acquisition and others	Disposal and others	Dividends	Gains (losses) on equity- method accounting	Other comprehen- sive income (loss)	Ending
KB New Deal Innovation Fund	19,372	—	—	—	(48)	—	19,324
KY Global Cell & Gene Private Equity Fund 2nd	26,969	—	(26,969)	—	—	—	—
Startup Korea KB Secondary Fund	—	4,500	—	—	—	—	4,500
All Together Korea Fund No.2	10,541	—	—	—	306	—	10,847
Shinla Construction Co., Ltd.	—	—	—	—	—	—	—
Terra Corporation	—	—	—	—	—	—	—
MJT&I Corp.	—	—	—	—	—	—	—
Jungdong Steel Co., Ltd.	—	—	—	—	—	—	—
DSMETAL Co., Ltd.	—	—	—	—	—	—	—
Shinhwa Underwear Co., Ltd.	144	—	—	—	(24)	—	120
Jaeyang Industry Co., Ltd.	—	—	—	—	—	—	—
Kendae Co., Ltd.	98	—	—	—	—	—	98
Jinseung Tech Co., Ltd.	158	—	—	—	(66)	—	92
Dongjo Co., Ltd.	—	—	—	—	—	—	—
Korea NM Tech Co., Ltd.	—	—	—	—	—	—	—
Jungdo Co., Ltd.	—	—	—	—	—	—	—
Dae-A Leisure Co., Ltd.	—	—	—	—	—	—	—
Chongil Machine & Tools Co., Ltd.	—	—	—	—	—	—	—
Imt Technology Co., Ltd.	12	—	—	—	(12)	—	—
Iwon Alloy Co., Ltd.	—	—	—	—	—	—	—
Computerlife Co., Ltd.	56	—	—	—	—	—	56
Skydigital Inc.	—	—	—	—	—	—	—
Jo Yang Industrial Co., Ltd.	—	—	—	—	—	—	—
Il-Kwang Electronic Materials Co., Ltd.	—	—	—	—	—	—	—
So-Myung Recycling Co., Ltd.	59	—	—	—	(42)	—	17
PIP System Co., Ltd.	—	—	—	—	—	—	—
Gwang Myung Paper Co., Ltd.	—	—	—	—	—	—	—
D-Partner	397	—	—	—	65	—	462
Chunsung-meat Co., Ltd.	—	—	—	—	—	—	—
DS Fashionbiz Co., Ltd.	18	—	—	—	—	—	18
ALTSCS Co., Ltd.	—	—	—	—	—	—	—
E-Won Chemical Co., Ltd.	—	—	—	—	—	—	—
TMAPMOBILITY CO.,LTD.	183,572	—	—	—	(1,385)	(187)	182,000
TKDS CO., LTD	—	—	—	—	—	—	—
SANDLE FARMING ASSOCIATION	3	—	—	—	14	—	17
TAEYEONG PRECISION IND. CO.,LTD.	—	—	—	—	—	—	—
Seokwang T&I Co., Ltd	—	—	—	—	9	—	9
MJK TRADING CO.,LTD.	—	—	—	—	—	—	—
ONIGYU CO.,LTD.	—	—	—	—	6	—	6

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

13.3 Changes in carrying amount of investments in associates for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

2024
(In millions of Korean won)	Beginning	Acquisition and others	Disposal and others	Dividends	Gains (losses) on equity- method accounting	Other comprehen -sive income (loss)	Ending
DNGV CO.,LTD.	—	—	—	—	—	—	—
Alpa information & Communication Co.,Ltd.	—	—	—	—	—	—	—
JC TECHNO CO.,LTD.	—	—	—	—	—	—	—
SD Speed Co.,Ltd.	—	—	—	—	—	—	—

	589,311	57,900	(58,676)	(9,363)	7,372	(1,035)	585,509

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

13.3 Changes in carrying amount of investments in associates for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

	2023
(In millions of Korean won)	Beginning	Acquisition and others	Disposal and others	Dividends	Gains (losses) on equity- method accounting	Other comprehen- sive income (loss)	Ending
Korea Credit Bureau Co., Ltd.	4,959	—	—	(90)	748	—	5,617
Incheon Bridge Co., Ltd.	—	—	—	—	—	—	—
KB SPROTT Renewable Private Equity Fund No.1	13,165	—	(475)	—	(117)	—	12,573
KB Digital Innovation & Growth New Technology Business Investment Fund	4,038	—	—	—	(515)	—	3,523
KB Digital Platform Fund	25,358	23,800	—	—	(1,211)	—	47,947
KB Prime Digital Platform Fund	2,563	4,550	—	—	(197)	—	6,916
Future Planning KB Start-up Creation Fund	9,793	—	(700)	(2,900)	1,621	—	7,814
KB High-tech Company Investment Fund	10,662	—	—	(2,900)	1,662	—	9,424
Aju Good Technology Venture Fund	19,836	—	(7,800)	(3,577)	5,837	—	14,296
KB-KDBC Pre-IPO New Technology Business Investment Fund	2,989	—	—	—	42	—	3,031
KB-TS Technology Venture Private Equity Fund	7,390	—	(360)	—	(402)	—	6,628
KB Intellectual Property Fund No.2	15,204	—	—	—	1,732	—	16,936
KB Digital Innovation Investment Fund Limited Partnership	35,000	—	(2,345)	—	2,066	—	34,721
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	8,901	—	(6,600)	—	771	—	3,072
KB Global Platform Fund	50,366	—	—	—	(6,516)	—	43,850
KB Global Platform Fund No.2	—	12,000	—	—	(828)	—	11,172
KB-UTC Inno-Tech Venture Fund	12,786	—	(1,500)	—	812	652	12,750
WJ Private Equity Fund No.1	9,542	—	—	—	(59)	—	9,483
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	8,380	—	(300)	—	141	1,479	9,700
KB Smart Scale Up Fund	40,288	7,000	—	—	5,617	—	52,905
KB Scale Up Fund II	4,438	—	(4,322)	—	(116)	—	—
KB Bio Global Expansion Private Equity Fund No.1	10,519	—	—	—	78	—	10,597
KB-KTB Technology Venture Fund	8,709	3,000	—	—	(250)	—	11,459

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

13.3 Changes in carrying amount of investments in associates for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

	2023
(In millions of Korean won)	Beginning	Acquisition and others	Disposal and others	Dividends	Gains (losses) on equity- method accounting	Other comprehen- sive income (loss)	Ending
KB-SOLIDUS Healthcare Investment Fund	6,217	7,700	(12)	—	(407)	—	13,498
KB New Deal Innovation Fund	13,241	6,400	—	—	(269)	—	19,372
KB MEZZANINE CAPITAL 4TH PRIVATE EQUITY FUND	—	29,176	(29,111)	—	(65)	—	—
KY Global Cell & Gene Private Equity Fund 2nd	—	27,034	—	—	(46)	(19)	26,969
All Together Korea Fund No.2	10,244	—	—	—	297	—	10,541
Shinla Construction Co., Ltd.	—	—	—	—	—	—	—
Terra Corporation	—	—	—	—	—	—	—
MJT&I Corp.	—	—	—	—	—	—	—
Jungdong Steel Co., Ltd.	—	—	—	—	—	—	—
DSMETAL Co., Ltd.	—	—	—	—	—	—	—
Shinhwa Underwear Co., Ltd.	167	—	—	—	(23)	—	144
Jaeyang Industry Co., Ltd.	—	—	—	—	—	—	—
Kendae Co., Ltd.	98	—	—	—	—	—	98
Jinseung Tech Co., Ltd.	—	—	—	—	158	—	158
Dongjo Co., Ltd.	—	—	—	—	—	—	—
Korea NM Tech Co., Ltd.	—	—	—	—	—	—	—
Jungdo Co., Ltd.	—	—	—	—	—	—	—
Dae-A Leisure Co., Ltd.	—	—	—	—	—	—	—
Chongil Machine & Tools Co., Ltd.	—	—	—	—	—	—	—
Imt Technology Co., Ltd.	15	—	—	—	(3)	—	12
Iwon Alloy Co., Ltd.	—	—	—	—	—	—	—
Computerlife Co., Ltd.	50	—	—	—	6	—	56
Skydigital Inc.	—	—	—	—	—	—	—
Jo Yang Industrial Co., Ltd.	—	—	—	—	—	—	—
Il-Kwang Electronic Materials Co., Ltd.	—	—	—	—	—	—	—
So-Myung Recycling Co., Ltd.	61	—	—	—	(2)	—	59
IDTECK Co., Ltd.	164	—	(297)	—	1,732	(1,599)	—
PIP System Co., Ltd.	—	—	—	—	—	—	—
Gwang Myung Paper Co., Ltd.	—	—	—	—	—	—	—
D-Partner	384	—	—	—	13	—	397
Inter Shipping Co., Ltd.	—	—	—	—	—	—	—
Chunsung-meat Co., Ltd.	—	—	—	—	—	—	—
DS Fashionbiz Co., Ltd.	1	—	—	—	17	—	18
ALTSCS CO., LTD.	—	—	—	—	—	—	—
E-Won Chemical Co., Ltd.	—	—	—	—	—	—	—
TMAPMOBILITY CO.,LTD.	194,454	—	(18)	—	(11,892)	1,028	183,572
TKDS CO., LTD	—	—	—	—	—	—	—
SANDLE FARMING ASSOCIATION	—	—	—	—	3	—	3

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

13.3 Changes in carrying amount of investments in associates for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

2023
(In millions of Korean won)	Beginning	Acquisition and others	Disposal and others	Dividends	Gains (losses) on equity- method accounting	Other comprehen- sive income (loss)	Ending
TAEYEONG PRECISION IND. CO.,LTD.	—	—	—	—	—	—	—
Seokwang T&I Co., Ltd	—	—	—	—	—	—	—
MJK TRADING CO.,LTD.	—	—	—	—	—	—	—
Youngwon Corporation	—	—	—	—	—	—	—
ONIGYU CO.,LTD.	—	—	—	—	—	—	—
DNGV CO.,LTD.	—	—	—	—	—	—	—
Alpa information & Communication Co.,Ltd.	—	—	—	—	—	—	—
JC TECHNO CO.,LTD.	—	—	—	—	—	—	—

	529,982	120,660	(53,840)	(9,467)	435	1,541	589,311

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

13.4 Unrecognized share of losses of investments in associates and joint ventures due to the discontinuation of recognizing share of losses, for the years ended December 31, 2024 and 2023, and accumulated amount of unrecognized losses as of December 31, 2024 and 2023, are as follows:

	Unrecognized losses for the period		Accumulated unrecognized losses
(In millions of Korean won)	2024	2023	December 31, 2024	December 31, 2023
Incheon Bridge Co., Ltd.	(12,105)	(3,323)	535	12,640
Shinla Construction Co., Ltd.	—	—	—	183
Terra Corporation	—	—	14	14
MJT&I Corp.	1	(1)	153	152
Jungdong Steel Co., Ltd.	—	—	—	487
DSMETAL Co., Ltd.	1	—	104	103
Jaeyang Industry Co., Ltd.	—	—	30	30
Jinseung Tech Co., Ltd.	—	(18)	—	—
Dongjo Co., Ltd.	(26)	(147)	523	549
Korea NM Tech Co., Ltd.	7	3	41	34
Jungdo Co., Ltd.	—	(119)	420	420
Dae-A Leisure Co., Ltd.	287	88	885	599
Chongil Machine & Tools Co., Ltd.	—	—	71	71
Imt Technology Co., Ltd.	2	—	2	—
Iwon Alloy Co., Ltd.	4	(1)	22	18
Skydigital Inc.	(3)	20	193	196
Jo Yang Industrial Co., Ltd.	124	36	271	147
Il-Kwang Electronic Materials Co., Ltd.	—	—	158	158
Chunsung-meat Co., Ltd.	—	9	33	33
ALTSCS Co., Ltd.	(16)	395	380	396
E-Won Chemical Co., Ltd.	8	4	12	4
TKDS CO., LTD	69	108	177	108
TAEYEONG PRECISION IND. CO.,LTD.	42	—	42	—
MJK TRADING CO.,LTD.	36	—	36	—
DNGV CO.,LTD.	46	—	46	—
Alpa information & Communication Co.,Ltd.	77	—	77	—
JC TECHNO CO.,LTD.	243	—	243	—

	(11,203)	(2,946)	4,468	16,342

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

14. Property and Equipment, and Investment Properties

14.1 Property and Equipment

14.1.1 Details of property and equipment as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated impairment losses	Carrying amount
Land	2,026,787	—	(4)	2,026,783
Buildings	1,864,237	(676,661)	(5,746)	1,181,830
Leasehold improvements	989,540	(934,951)	—	54,589
Equipment and vehicles	1,332,595	(1,183,789)	—	148,806
Construction in-progress	30,586	—	—	30,586
Right-of-use assets	1,785,116	(1,027,619)	(971)	756,526

	8,028,861	(3,823,020)	(6,721)	4,199,120

	December 31, 2023
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated impairment losses	Carrying amount
Land	2,010,674	—	(4)	2,010,670
Buildings	1,833,654	(629,065)	(5,747)	1,198,842
Leasehold improvements	948,393	(893,118)	—	55,275
Equipment and vehicles	1,263,107	(1,148,667)	—	114,440
Construction in-progress	26,235	—	—	26,235
Right-of-use assets	1,186,700	(823,564)	—	363,136

	7,268,763	(3,494,414)	(5,751)	3,768,598

14.1.2 Changes in property and equipment for the years ended December 31, 2024 and 2023, are as follows:

	2024
(In millions of Korean won)	Beginning	Acquisition	Transfer [2]	Disposal	Depreciation	Others	Ending
Land	2,010,670	1	(313)	(806)	—	17,231	2,026,783
Buildings	1,198,842	660	29,060	(3,498)	(47,581)	4,347	1,181,830
Leasehold Improvements	55,275	2,479	37,368	(36)	(41,082)	585	54,589
Equipment and vehicles	114,440	95,254	10,759	(307)	(74,162)	2,822	148,806
Construction in-progress	26,235	90,209	(84,637)	(1,402)	—	181	30,586
Right-of-use assets [1]	363,136	1,160,083	3,126	(527,839)	(264,549)	22,569	756,526

	3,768,598	1,348,686	(4,637)	(533,888)	(427,374)	47,735	4,199,120

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

14.1.2 Changes in property and equipment for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)	2023
	Beginning	Acquisition	Transfer [2]	Disposal	Depreciation	Others [3]	Ending
Land	2,017,246	717	(10,510)	(2,074)	—	5,291	2,010,670
Buildings	1,220,522	722	22,781	(483)	(47,199)	2,499	1,198,842
Leasehold Improvements	53,387	247	40,610	(10)	(41,215)	2,256	55,275
Equipment and vehicles	153,695	57,118	1,470	(752)	(96,496)	(595)	114,440
Construction in-progress	5,829	97,460	(77,008)	—	—	(46)	26,235
Right-of-use assets [1]	386,832	602,832	319	(426,943)	(210,123)	10,219	363,136

	3,837,511	759,096	(22,338)	(430,262)	(395,033)	19,624	3,768,598

[1]	Effect of change in the lease term is reflected in acquisition and disposal based on gross amount.
[2]	Includes transfers with investment properties and assets held for sale.
[3]	Kookmin Bank Cambodia PLC. of KB PRASAC BANK PLC. includes merger effects.

14.1.3 Changes in accumulated impairment losses of property and equipment for the years ended December 31, 2024 and 2023, are as follows:

	2024
(In millions of Korean won)	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses of property and equipment	(5,751)	(970)	—	—	(6,721)

	2023
(In millions of Korean won)	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses of property and equipment	(5,751)	—	—	—	(5,751)

14.2 Investment Properties

14.2.1 Details of investment properties as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Carrying amount
Land	65,456	—	65,456
Buildings	76,494	(16,936)	59,558

	141,950	(16,936)	125,014

	December 31, 2023
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Carrying amount
Land	232,219	—	232,219
Buildings	136,687	(21,426)	115,261

	368,906	(21,426)	347,480

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

14.2.2 Valuation techniques and inputs used to measure the fair value of investment properties as of December 31, 2023, are as follows:

	December 31, 2024
(In millions of Korean won)	Fair value	Valuation techniques	Inputs
Land and buildings	236,575	Cost approach method	- Price per square meter - Replacement cost

Fair value of investment properties amounts to ~~W~~ 236,575 million and ~~W~~ 451,967 million as of December 31, 2024 and 2023, respectively. Investment properties are measured by qualified independent appraisers with recent experience in valuing similar properties in the same area. In addition, all investment properties are classified as Level 3 in accordance with fair value hierarchy in Note 6.1.2.

Rental income from above investment properties amounts to ~~W~~ 6,862 million and ~~W~~ 6,408 million for the years ended December 31, 2024 and 2023, respectively.

14.2.3 Changes in investment properties for the years ended December 31, 2024 and 2023, are as follows:

	2024
(In millions of Korean won)	Beginning	Acquisition	Transfer	Disposal	Depreciation	Ending
Land	232,220	—	6,189	(172,953)	—	65,456
Buildings	115,260	—	11,138	(64,947)	(1,893)	59,558

	347,480	—	17,327	(237,900)	(1,893)	125,014

	2023
(In millions of Korean won)	Beginning	Acquisition	Transfer	Disposal	Depreciation	Ending
Land	230,597	—	1,622	—	—	232,219
Buildings	114,559	—	2,518	—	(1,816)	115,261

	345,156	—	4,140	—	(1,816)	347,480

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

15. Intangible Assets

15.1 Details of intangible assets as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
(In millions of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Others	Carrying amount
Goodwill	552,652	—	(58,549)	85,265	579,368
Other intangible assets	2,032,757	(1,614,219)	(29,303)	—	389,235

	2,585,409	(1,614,219)	(87,852)	85,265	968,603

	December 31, 2023
(In millions of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Others	Carrying amount
Goodwill	552,652	—	(1,202)	22,823	574,273
Other intangible assets	1,883,049	(1,422,264)	(15,385)	—	445,400

	2,435,701	(1,422,264)	(16,587)	22,823	1,019,673

15.2 Details of goodwill as of December 31, 2024 and 2023, are as follows:

	December 31, 2024		December 31, 2023
(In millions of Korean won)	Acquisition cost	Carrying amount [1]	Acquisition cost	Carrying amount [1]
PT Bank KB Bukopin Tbk	89,220	94,162	89,220	86,410
KB PRASAC BANK PLC. [2]	398,144	419,918	398,144	422,575
Housing & Commercial Bank	65,288	65,288	65,288	65,288

	552,652	579,368	552,652	574,273

[1]	Includes the effect of exchange differences.
[2]	Kookmin Bank Cambodia PLC merged with KB PRASAC BANK PLC on June 30, 2023.

15.3 Changes in accumulated impairment losses of goodwill for the years ended December 31, 2024 and 2023, are as follows:

	2024
(In millions of Korean won)	Beginning	Impairment	Others	Ending
Accumulated impairment losses of goodwill	(1,202)	(57,347)	—	(58,549)

	2023
(In millions of Korean won)	Beginning	Impairment	Others	Ending
Accumulated impairment losses of goodwill	(1,202)	—	—	(1,202)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

15.4 Details of goodwill allocation to cash-generating units and related information for impairment testing as of December 31, 2024 are as follows:

	December 31, 2024
(In millions of Korean won)	Retail banking	Corporate banking	KB PRASAC BANK PLC.	PT Bank KB Bukopin Tbk.	Total
Carrying amounts [1]	49,315	15,973	432,472	94,162	591,922
Recoverable amount exceeding carrying amount [2]	7,134,305	19,335,298	(55,450)	497,709	26,911,862
Discount rate (%)	16.15	15.01	21.73	26.12
Permanent growth rate (%)	1.00	1.00	4.00	4.00

[1]	The carrying amount of goodwill at the time of the impairment test
[2]	If the carrying amount of goodwill is bigger than the recoverable amount, it is indicated as a negative number.

For impairment testing, goodwill is allocated to cash-generating units that are expected to benefit from the synergies of the business combination, and cash-generating units consist of an operating segment or units which are not larger than an operating segment. The Group recognized goodwill amounting to ~~W~~ 65,288 million arising from the merger of Housing & Commercial Bank, and the amounts of ~~W~~ 49,315 million and ~~W~~ 15,973 million were allocated to the retail banking and corporate banking, respectively. The Group acquired a 70% stake in KB PRASAC BANK PLC. with an acquisition date of April 10, 2020, and an additional 30% stake with an acquisition date of October 19, 2021. The goodwill recognized due to the business combination is ~~W~~ 419,918 million as of December 31, 2024. The Group acquired a 66.88% stake in PT Bank KB Bukopin Tbk with an acquisition date of September 2, 2020, and the goodwill recognized due to the business combination is ~~W~~ 94,162 million as of December 31, 2024. Cash-generating units to which goodwill has been allocated is tested for impairment annually and whenever there is an indication that the unit may be impaired, by comparing the carrying amount of the unit including the goodwill with the recoverable amount of the unit. The valuation dates of the recoverable amounts of the KB PRASAC BANK PLC. and PT Bank KB Bukopin TBK are September 30, 2024 and December 31, 2024, respectively.

The recoverable amount of a cash-generating unit is measured at the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal is the amount obtainable from the disposal in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. If it is difficult to measure the amount obtainable from the disposal of the cash-generating unit, the disposal amount of a similar cash-generating unit in the past transaction is used by reflecting the characteristics of the cash-generating unit to be measured. If it is not possible to obtain reliable information to measure the fair value less costs of disposal, the Group uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The estimated future cash flows are based on the most recent financial budget approved by management with maximum period of 5 years. The future cash flows of retail banking and corporate banking after the projection period are estimated on the assumption that the future cash flows will increase by 1.0% per year. The key assumptions used for the estimation of the future cash flows are based on the market size and the Group’s market share.

The future cash flows of KB PRASAC BANK PLC. after five years are estimated on the assumption that the future cash flows will increase by 4.0% per year. The future cash flows of PT Bank KB Bukopin Tbk after five years are estimated on the assumption that the future cash flows will increase by 4.0% per year. The key assumptions used for the estimation of the future cash flows are the GDP growth rate and the market size of Cambodia and Indonesia, and the recent growth rate of KB PRASAC BANK PLC. and PT Bank KB Bukopin Tbk. The discount rate is a pre-tax rate that reflects assumptions regarding risk-free interest rate, market risk premium, and the risks specific to the cash-generating unit.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

15.5 Details of intangible assets other than goodwill as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
(In millions of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying amount
Industrial property rights	2,314	(1,950)	—	364
Software	1,670,540	(1,372,344)	(56)	298,140
Other intangible assets	324,776	(205,386)	(29,247)	90,143
Right-of-use assets	35,127	(34,539)	—	588

	2,032,757	(1,614,219)	(29,303)	389,235

	December 31, 2023
(In millions of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying amount
Industrial property rights	2,190	(1,821)	—	369
Software	1,531,414	(1,222,219)	—	309,195
Other intangible assets	314,318	(164,691)	(15,385)	134,242
Right-of-use assets	35,127	(33,533)	—	1,594

	1,883,049	(1,422,264)	(15,385)	445,400

15.6 Changes in intangible assets other than goodwill for the years ended December 31, 2024 and 2023, are as follows:

	2024
(In millions of Korean won)	Beginning	Acquisition	Transfer	Disposal	Amortization	Others	Ending
Industrial property rights	369	124	—	—	(129)	—	364
Software	309,195	146,697	(158)	(3,119)	(159,225)	4,750	298,140
Other intangible assets	134,242	758	158	(1,500)	(33,056)	(10,459)	90,143
Right-of-use assets	1,594	—	—	—	(1,006)	—	588

	445,400	147,579	—	(4,619)	(193,416)	(5,709)	389,235

	2023
(In millions of Korean won)	Beginning	Acquisition	Transfer	Disposal	Amortization	Others*	Ending
Industrial property rights	300	197	—	—	(129)	1	369
Software	363,416	114,629	249	—	(169,872)	773	309,195
Other intangible assets	124,139	63,791	—	—	(42,535)	(11,153)	134,242
Right-of-use assets	2,602	—	—	—	(1,008)	—	1,594

	490,457	178,617	249	—	(213,544)	(10,379)	445,400

*	Kookmin Bank Cambodia PLC. of KB PRASAC BANK PLC. includes merger effects.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

15.7 Changes in accumulated impairment losses of other intangible assets for the years ended December 31, 2024 and 2023, are as follows:

	2024
(In millions of Korean won)	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses of other intangible assets	(15,385)	(13,950)	—	32	(29,303)

	2023
(In millions of Korean won)	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses of other intangible assets	(14,978)	(11,891)	—	11,484	(15,385)

16. Deferred Income Tax Assets and Liabilities

16.1 Details of deferred income tax assets and liabilities as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
(In millions of Korean won)	Assets	Liabilities	Net amount
Other provisions	115,168	—	115,168
Impairment losses of property and equipment	9,322	—	9,322
Share-based payments	23,729	—	23,729
Provisions for acceptances and guarantees	16,010	—	16,010
Gains or losses on valuation of derivatives	—	(136,533)	(136,533)
Present value discount	90	—	90
Gains or losses on fair value hedge	—	(45,741)	(45,741)
Accrued interest	1,680	(124,508)	(122,828)
Deferred loan origination fees and costs	12,635	(126,717)	(114,082)
Gains or losses on revaluation *	—	(259,519)	(259,519)
Investments in subsidiaries and others	28,638	(233,762)	(205,124)
Gains or losses on valuation of security investment	—	(328,616)	(328,616)
Defined benefit liabilities	437,558	—	437,558
Accrued expenses	212,155	—	212,155
Retirement insurance expense	—	(440,187)	(440,187)
Adjustments to the prepaid contributions	—	(49,134)	(49,134)
Others	867,671	(516,274)	351,397

	1,724,656	(2,260,991)	(536,335)
Offsetting of deferred income tax assets and liabilities	(1,587,539)	1,587,539	—

	137,117	(673,452)	(536,335)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

16.1 Details of deferred income tax assets and liabilities as of December 31, 2024 and 2023, are as follows: (cont’d)

	December 31, 2023
(In millions of Korean won)	Assets	Liabilities	Net amount
Other provisions	179,786	—	179,786
Impairment losses of property and equipment	7,295	—	7,295
Share-based payments	15,229	—	15,229
Provisions for acceptances and guarantees	48,917	—	48,917
Gains or losses on valuation of derivatives	—	(147,458)	(147,458)
Present value discount	370	—	370
Gains or losses on fair value hedge	—	(57,146)	(57,146)
Accrued interest	146	(102,407)	(102,261)
Deferred loan origination fees and costs	11,604	(113,810)	(102,206)
Gains or losses on revaluation *	—	(259,839)	(259,839)
Investments in subsidiaries and others	27,393	(201,916)	(174,523)
Gains or losses on valuation of security investment	—	(253,504)	(253,504)
Defined benefit liabilities	408,732	—	408,732
Accrued expenses	201,386	—	201,386
Retirement insurance expense	—	(461,169)	(461,169)
Adjustments to the prepaid contributions	—	(33,005)	(33,005)
Others	815,848	(339,932)	475,916

	1,716,706	(1,970,186)	(253,480)
Offsetting of deferred income tax assets and liabilities	(1,467,194)	1,467,194	—

	249,512	(502,992)	(253,480)

*	Gains on Land revaluation

16.2 Unrecognized Deferred Income Tax Assets

16.2.1 No deferred income tax assets have been recognized for the deductible temporary differences of ~~W~~ 3,815,447 million and ~~W~~ 2,868,380 million associated with investments in subsidiaries and others as of December 31, 2024 and 2023, because it is not probable that these temporary differences will reverse in the foreseeable future.

16.2.2 No deferred income tax assets have been recognized for the deductible temporary differences of ~~W~~ 47,015 million and ~~W~~ 42,288 million associated with others as of December 31, 2024 and 2023 due to the uncertainty that these temporary differences will be realized in the future.

16.3 Unrecognized Deferred Income Tax Liabilities

16.3.1 No deferred income tax liabilities have been recognized for the taxable temporary differences of ~~W~~ 1,491,442 million and ~~W~~ 1,086,031 million associated with investments in subsidiaries and others as of December 31, 2024 and 2023, due to the following reasons:

•	The Group is able to control the timing of the reversal of the temporary differences.

•	It is probable that these temporary differences will not reverse in the foreseeable future.

16.3.2 No deferred income tax liabilities have been recognized as of December 31, 2024 and 2023 for the taxable temporary differences of ~~W~~ 65,288 million related to the initial recognition of goodwill arising from the merger of Housing and Commercial Bank in 2001.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

16.4 Changes in cumulative temporary differences for the years ended December 31, 2024 and 2023, are as follows:

	2024
(In millions of Korean won)	Beginning	Decrease	Increase	Ending
Deductible temporary differences
Other provisions	681,009	681,009	436,241	436,241
Impairment losses of property and equipment	27,634	21,585	29,262	35,311
Deferred loan origination fees and costs	43,955	—	3,904	47,859
Accrued interest	729	—	7,672	8,401
Share-based payments	57,685	57,685	89,884	89,884
Provisions for acceptances and guarantees	185,290	185,290	60,642	60,642
Present value discount	1,401	1,401	342	342
Investments in subsidiaries and others	2,925,500	25,525	1,019,015	3,918,990
Defined benefit liabilities	1,548,227	170,955	280,143	1,657,415
Accrued expenses	764,170	758,620	799,755	805,305
Others	2,497,257	706,076	1,218,295	3,009,476

	8,732,857	2,608,146	3,945,155	10,069,866

Unrecognized deferred income tax assets
Investments in subsidiaries and others	2,868,380			3,815,447
Others	42,288			47,015

	5,822,189			6,207,404

Tax rate (%)	26.40			26.40

	1,537,058			1,638,756
Tax loss carryforwards and tax credit	179,648	—	(93,748)	85,900

Total deferred income tax assets	1,716,706			1,724,656

Taxable temporary differences
Gains or losses on fair value hedge	(216,460)	(43,200)	—	(173,260)
Accrued interest	(387,905)	(296,788)	(380,505)	(471,622)
Deferred loan origination fees and costs	(431,098)	(431,098)	(479,989)	(479,989)
Gains or losses on valuation of derivatives	(558,554)	(558,554)	(517,170)	(517,170)
Goodwill arising from the merger	(65,288)	—	—	(65,288)
Gains or losses on revaluation *	(984,239)	(1,212)	—	(983,027)
Investments in subsidiaries and others	(1,954,707)	—	(419,922)	(2,374,629)
Gains or losses on valuation of security investment	(960,241)	(960,241)	(1,244,757)	(1,244,757)
Retirement insurance expense	(1,746,854)	(213,148)	(133,671)	(1,667,377)
Adjustments to the prepaid contributions	(125,019)	(125,019)	(186,113)	(186,113)
Others	(1,183,779)	(281,760)	(1,055,836)	(1,957,855)

	(8,614,144)	(2,911,020)	(4,417,963)	(10,121,087)

Unrecognized deferred income tax liabilities
Goodwill arising from the merger	(65,288)			(65,288)
Investments in subsidiaries and others	(1,086,031)			(1,491,442)

	(7,462,825)			(8,564,357)

Tax rate (%)	26.40			26.40

Total deferred income tax liabilities	(1,970,186)			(2,260,991)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

16.4 Changes in cumulative temporary differences for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

	2023
(In millions of Korean won)	Beginning	Decrease	Increase	Ending
Deductible temporary differences
Other provisions	325,422	325,422	681,009	681,009
Impairment losses of property and equipment	19,453	19,383	27,564	27,634
Deferred loan origination fees and costs	39,160	—	4,795	43,955
Accrued interest	—	—	729	729
Share-based payments	49,479	49,479	57,685	57,685
Provisions for acceptances and guarantees	150,140	150,140	185,290	185,290
Present value discount	358	358	1,401	1,401
Investments in subsidiaries and others	1,242,222	47,194	1,730,472	2,925,500
Gains or losses on valuation of security investment	928,258	928,258	—	—
Defined benefit liabilities	1,436,700	175,699	287,226	1,548,227
Accrued expenses	650,357	650,357	764,170	764,170
Others	1,820,526	527,313	1,204,044	2,497,257

	6,662,075	2,873,603	4,944,385	8,732,857

Unrecognized deferred income tax assets
Investments in subsidiaries and others	1,099,572			2,868,380
Others	34,908			42,288

	5,527,595			5,822,189

Tax rate (%)	26.50			26.40

	1,464,813			1,537,058
Tax loss carryforwards and tax credit	164,287	—	15,361	179,648

Total deferred income tax assets	1,629,100			1,716,706

Taxable temporary differences
Gains or losses on fair value hedge	(354,085)	(354,085)	(216,460)	(216,460)
Accrued interest	(274,975)	(216,794)	(329,724)	(387,905)
Deferred loan origination fees and costs	(436,047)	(436,047)	(431,098)	(431,098)
Gains or losses on valuation of derivatives	(558,566)	(559,692)	(559,680)	(558,554)
Present value discount	—	—	—	—
Goodwill arising from the merger	(65,288)	—	—	(65,288)
Gains or losses on revaluation *	(986,800)	(2,561)	—	(984,239)
Investments in subsidiaries and others	(1,119,930)	—	(834,777)	(1,954,707)
Gains or losses on valuation of security investment	—	—	(960,241)	(960,241)
Retirement insurance expense	(1,733,297)	(174,146)	(187,703)	(1,746,854)
Adjustments to the prepaid contributions	(105,608)	(105,608)	(125,019)	(125,019)
Others	(918,011)	(344,331)	(610,099)	(1,183,779)

	(6,552,607)	(2,193,264)	(4,254,801)	(8,614,144)

Unrecognized deferred income tax liabilities
Goodwill arising from the merger	(65,288)			(65,288)
Investments in subsidiaries and others	(443,216)			(1,086,031)

	(6,044,103)			(7,462,825)

Tax rate (%)	26.50			26.40

Total deferred income tax liabilities	(1,601,687)			(1,970,186)

*	Gains on Land revaluation

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

17. Assets Held for Sale

17.1 Details of assets held for sale as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
(In millions of Korean won)	Acquisition cost *	Accumulated impairment losses	Carrying amount	Fair value less costs to sell
Land held for sale	82,878	(48,986)	33,892	44,905
Buildings held for sale	179,430	(76,907)	102,523	124,095
Other assets held for sale	2,664	(2,241)	423	423

	264,972	(128,134)	136,838	169,423

	December 31, 2023
(In millions of Korean won)	Acquisition cost *	Accumulated impairment losses	Carrying amount	Fair value less costs to sell
Land held for sale	107,452	(21,604)	85,848	104,024
Buildings held for sale	162,004	(41,390)	120,614	134,801
Other assets held for sale	3,431	(1,664)	1,767	1,768

	272,887	(64,658)	208,229	240,593

*	Acquisition cost of buildings held for sale is net of the accumulated depreciation amount immediately before the initial classification of the assets as held for sale.

17.2 Valuation techniques and inputs used to measure the fair value of assets held for sale as of December 31, 2024 are as follows:

	December 31, 2024
(In millions of Korean won)	Fair value	Valuation techniques [1]	Unobservable inputs [2]	Estimated range of unobservable inputs (%)	Effect of unobservable inputs to fair value
Land and buildings	169,423	Market comparison approach model and others	Adjustment index	0.54 ~ 2.01	Fair value increases as the adjustment index rises

[1]	The appraisal value is adjusted by the adjustment ratio in the event the public sale is unsuccessful.
[2]	Adjustment index is calculated using the time factor correction or individual factors.

Among assets held for sale, real estate was measured by independent appraisers with professional qualifications and recent experience in evaluating similar properties in the area of the property to be assessed. All assets held for sale are classified as Level 3 in accordance with fair value hierarchy in Note 6.1.2.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

17.3 Changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2024 and 2023, are as follows:

	2024
(In millions of Korean won)	Beginning	Provision	Reversal	Others	Ending
Accumulated impairment losses of assets held for sale	(64,658)	(49,259)	2	(14,219)	(128,134)

	2023
(In millions of Korean won)	Beginning	Provision	Reversal	Others	Ending
Accumulated impairment losses of assets held for sale	(62,111)	(5,660)	—	3,113	(64,658)

17.4 As of December 31, 2024, land, buildings and other assets held for sale consist of 16 real estates of closed offices and 352 foreclosure assets on loans of PT Bank KB Bukopin Tbk, which were determined to sell by management, but not yet sold as of December 31, 2024. The remaining 368 assets are also being actively marketed.

18. Other Assets

18.1 Details of other assets as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024	December 31, 2023
Other financial assets
Other receivables	6,359,355	7,292,496
Accrued income	1,781,258	1,835,332
Guarantee deposits	763,441	787,481
Domestic exchange settlement debits	460,976	804,570
Others	20,464	36,707
Less: Allowances for credit losses	(55,633)	(51,628)
Present value discount	(1,250)	(1,353)

	9,328,611	10,703,605

Other non-financial assets
Other receivables	796	720
Prepaid expenses	420,606	409,001
Guarantee deposits	4,514	4,070
Prepayments	15,391	44,871
Others	146,148	83,943
Less: Allowances for credit losses	(7,200)	(5,205)

	580,255	537,400

	9,908,866	11,241,005

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

18.2 Changes in allowances for credit losses of other assets for the years ended December 31, 2024 and 2023, are as follows:

	2024
(In millions of Korean won)	Other financial assets	Other non- financial assets	Total
Beginning	51,628	5,205	56,833
Provision (reversal)	24,333	1,993	26,326
Write-offs	(4,404)	(143)	(4,547)
Others	(15,924)	145	(15,779)

Ending	55,633	7,200	62,833

	2023
(In millions of Korean won)	Other financial assets	Other non- financial assets	Total
Beginning	33,461	10,966	44,427
Provision (reversal)	27,303	(1,450)	25,853
Write-offs	(5,095)	(5,911)	(11,006)
Others	(4,041)	1,600	(2,441)

Ending	51,628	5,205	56,833

19. Deposits

Details of deposits as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024	December 31, 2023
Demand deposits
Demand deposits in Korean won	151,469,914	146,451,160
Demand deposits in foreign currencies	11,868,489	10,475,002

	163,338,403	156,926,162

Time deposits
Time deposits in Korean won	219,690,355	199,442,287
Fair value adjustments of fair value hedged time deposits in Korean won	6,258	(15)
Time deposits in foreign currencies	28,367,857	24,739,425
Fair value adjustments of fair value hedged time deposits in foreign currencies	(7,593)	(6,667)

	248,056,877	224,175,030

Certificates of deposits	9,805,371	12,145,510

	421,200,651	393,246,702

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

20. Borrowings

20.1 Details of borrowings as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024	December 31, 2023
General borrowings	26,887,092	26,438,995
Bonds sold under repurchase agreements and others	3,318,612	6,535,538
Call money	2,020,712	2,015,542

	32,226,416	34,990,075

20.2 Details of general borrowings as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)		Lenders	Annual interest rate (%)	December 31, 2024	December 31, 2023
Borrowings in Korean won	Borrowings from Bank of Korea	Bank of Korea	1.50	4,618,026	2,520,472
	Borrowings from government	SEMAS and others	0.00~3.50	2,409,409	2,500,160
	Borrowings from non-banking financial institutions	Korea Development Bank	0.98~2.23	474,148	503,504
	Other borrowings	Korea Development Bank and others	0.00~5.23	3,061,648	4,291,240

				10,563,231	9,815,376

Borrowings in foreign currencies	Due to banks	Woori Bank and others	—	15,155	38,191
	Borrowings from banks	Citicorp International LTD and others	1.97~5.42	13,427,010	13,619,440
	Borrowings from other financial institutions	The Export-Import Bank of Korea	5.00~5.26	6,027	24,662
	Other borrowings	DBS Bank and others	0.00~5.60	2,875,669	2,941,326

				16,323,861	16,623,619

				26,887,092	26,438,995

20.3 Details of bonds sold under repurchase agreements and others as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	Lenders	Annual interest rate (%)	December 31, 2024	December 31, 2023
Bonds sold under repurchase agreements	Individuals, groups, and corporations	0.00~6.60	3,310,040	6,528,901
Bills sold	Counter sale	1.55~2.00	8,572	6,637

			3,318,612	6,535,538

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

20.4 Details of call money as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	Lenders	Annual interest rate (%)	December 31, 2024	December 31, 2023
Call money in Korean won	Samsung Asset Management	—	—	300,000
Call money in foreign currencies	Central Bank Uzbekistan and others	1.45~8.80	2,020,712	1,715,542

			2,020,712	2,015,542

21. Debentures

21.1 Details of debentures as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	Annual interest rate (%)	December 31, 2024	December 31, 2023
Debentures in Korean won
Structured debentures	5.15~5.86	40,560	110,640
Subordinated fixed rate debentures	2.02~3.50	3,180,150	3,188,970
Fixed rate debentures	2.92~4.45	19,319,003	13,649,139
Floating rate debentures	—	—	4,430,000

		22,539,713	21,378,749
Fair value adjustments of fair value hedged debentures in Korean won		(108,207)	(141,073)
Less: Discount on debentures in Korean won		(31,214)	(8,686)

		22,400,292	21,228,990

Debentures in foreign currencies
Floating rate debentures	3.27~6.08	1,211,201	1,372,460
Fixed rate debentures	0.05~8.21	11,219,231	9,307,083

		12,430,432	10,679,543
Fair value adjustments of fair value hedged debentures in foreign currencies		(63,717)	(68,705)
Less: Discount on debentures in foreign currencies		(30,236)	(28,421)

		12,336,479	10,582,417

		34,736,771	31,811,407

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

21.2 Changes in debentures based on par value for the years ended December 31, 2024 and 2023, are as follows:

	2024
(In millions of Korean won)	Beginning	Issue	Repayment	Others	Ending
Debentures in Korean won
Structured debentures	110,640	—	(70,080)	—	40,560
Subordinated fixed rate debentures	3,188,970	—	(8,820)	—	3,180,150
Fixed rate debentures	13,649,139	17,416,560	(11,746,696)	—	19,319,003
Floating rate debentures	4,430,000	—	(4,430,000)	—	—

	21,378,749	17,416,560	(16,255,596)	—	22,539,713

Debentures in foreign currencies
Floating rate debentures	1,372,460	441,355	(728,965)	126,351	1,211,201
Fixed rate debentures	9,307,083	2,586,142	(1,811,618)	1,137,624	11,219,231

	10,679,543	3,027,497	(2,540,583)	1,263,975	12,430,432

	32,058,292	20,444,057	(18,796,179)	1,263,975	34,970,145

	2023
(In millions of Korean won)	Beginning	Issue	Repayment	Others	Ending
Debentures in Korean won
Structured debentures	30,710	90,000	(10,070)	—	110,640
Subordinated fixed rate debentures	4,089,890	—	(900,920)	—	3,188,970
Fixed rate debentures	12,204,848	17,179,439	(15,735,148)	—	13,649,139
Floating rate debentures	4,100,000	4,370,000	(4,040,000)	—	4,430,000

	20,425,448	21,639,439	(20,686,138)	—	21,378,749

Debentures in foreign currencies
Floating rate debentures	1,312,914	1,012,144	(1,000,513)	47,915	1,372,460
Fixed rate debentures	8,434,760	2,888,614	(2,236,500)	220,209	9,307,083

	9,747,674	3,900,758	(3,237,013)	268,124	10,679,543

	30,173,122	25,540,197	(23,923,151)	268,124	32,058,292

22. Provisions

22.1 Details of provisions as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024	December 31, 2023
Provisions for credit losses of unused loan commitments	147,381	202,314
Provisions for credit losses of acceptances and guarantees	56,500	183,900
Provisions for restoration costs	155,686	130,966
Others	184,129	412,414

	543,696	929,594

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

22.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees for the years ended December 31, 2024 and 2023, are as follows:

	2024
	Provisions for credit losses of unused loan commitments			Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses
(In millions of Korean won)		Non- impaired	Impaired		Non- impaired	Impaired
Beginning	129,023	73,291	—	31,293	148,198	4,409
Transfer between stages:
Transfer to 12-month expected credit losses	60,162	(60,069)	(93)	87,306	(87,306)	—
Transfer to lifetime expected credit losses	(13,252)	13,398	(146)	(464)	464	—
Impairment	(226)	(1,206)	1,432	(52)	(85)	137
Provision (reversal) for credit losses	(64,515)	3,532	(1,167)	(90,329)	(58,819)	9,309
Others (exchange differences, etc.)	7,090	153	(26)	12,111	37	291

Ending *	118,282	29,099	—	39,865	2,489	14,146

	2023
	Provisions for credit losses of unused loan commitments			Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses
(In millions of Korean won)		Non- impaired	Impaired		Non- impaired	Impaired
Beginning	103,797	57,530	4	27,217	118,725	7,901
Transfer between stages:
Transfer to 12-month expected credit losses	14,029	(13,993)	(36)	421	(421)	—
Transfer to lifetime expected credit losses	(13,497)	13,629	(132)	(356)	457	(101)
Impairment	(125)	(685)	810	(3,994)	(113)	4,107
Provision (reversal) for credit losses	24,826	16,350	(603)	7,840	28,401	(7,604)
Others (exchange differences, etc.)	(7)	460	(43)	165	1,149	106

Ending *	129,023	73,291	—	31,293	148,198	4,409

*

Includes additional provisions of ~~W~~ 15,548 million and ~~W~~ 21,456 million for the borrowers which are highly affected by the termination of COVID-19 financial support as of December 31, 2024 and 2023, respectively.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

22.3 Changes in provisions for restoration costs for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024	2023
Beginning	130,966	135,477
Provision	5,807	3,772
Reversal	(569)	(2,167)
Used	(3,196)	(12,319)
Unwinding of discount	4,785	5,742
Effect of changes in discount rate	17,893	461

Ending	155,686	130,966

Provisions for restoration costs are the present value of estimated costs to be incurred for the restoration of the leased properties. The expenditure of the restoration cost will be incurred at the end of each lease contract, and the lease period is used to reasonably estimate the time of expenditure. Also, the average restoration expense based on actual three-year historical data and three-year historical average inflation rate are used to estimate the present value of estimated costs.

22.4 Changes in other provisions for the years ended December 31, 2024 and 2023, are as follows:

	2024
(In millions of Korean won)	Membership rewards program	Dormant accounts	Litigations	Financial guarantee contracts	Others1 2	Total
Beginning[1]	47	3,360	50,051	6,358	352,598	412,414
Provision (reversal)	80	2,803	38,760	1,020	711,788	754,451
Used and others	(54)	(3,009)	(28,742)	—	(950,931)	(982,736)

Ending1 2	73	3,154	60,069	7,378	113,455	184,129

	2023
(In millions of Korean won)	Membership rewards program	Dormant accounts	Litigations	Financial guarantee contracts	Others[1]	Total
Beginning	46	2,794	41,230	2,955	35,694	82,719
Provision (reversal)	64	4,687	15,893	3,403	325,829	349,876
Used and others	(63)	(4,121)	(7,072)	—	(8,925)	(20,181)

Ending[1]	47	3,360	50,051	6,358	352,598	412,414

[1]	Includes other provisions of ~~W~~ 17,064 million and ~~W~~ 333,290 million related to the Livelihood finance support program as of December 31, 2024 and 2023, respectively.
[2]	The other provisions related to the Hong Kong H-index ELS voluntary adjustment compensation as of December 31, 2024, are included amounting to ~~W~~ 55,182 million.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

23. Net Defined Benefit Liabilities (Assets)

23.1 Defined Benefit Plan

The Group operates defined benefit plans which have the following characteristics:

•	The Group has the obligation to pay the agreed benefits to all its current and former employees.

•	The Group assumes actuarial risk (that benefits will cost more than expected) and investment risk.

The net defined benefit liabilities (assets) recognized in the consolidated statements of financial position are calculated in accordance with an actuarial valuation method using assumptions based on market data and historical data such as discount rate, future salary increase rate, and mortality. Actuarial assumptions may differ from actual results due to changes in the market conditions, economic trends, and mortality trends.

23.2 Changes in net defined benefit liabilities (assets) for the years ended December 31, 2024 and 2023, are as follows:

	2024
(In millions of Korean won)	Present value of defined benefit obligation	Fair value of plan assets	Net defined benefit liabilities (assets)
Beginning	1,654,069	(1,874,793)	(220,724)
Current service cost	137,303	—	137,303
Interest expense (income)	65,500	(75,280)	(9,780)
Remeasurements:
Actuarial gains and losses by experience adjustments	(107)	—	(107)
Actuarial gains and losses by changes in demographic assumptions	—	—	—
Actuarial gains and losses by changes in financial assumptions	85,243	—	85,243
Return on plan assets (excluding amounts included in interest income)	—	(26,415)	(26,415)
Contributions by the Group	—	(105,600)	(105,600)
Payments from plans (benefit payments)	(169,302)	169,302	—
Payments from the Group	(12,961)	—	(12,961)
Transfer in	8,890	(8,557)	333
Transfer out	(4,946)	4,946	—
Effect of exchange differences	99	—	99

Ending	1,763,788	(1,916,397)	(152,609)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

23.2 Changes in net defined benefit liabilities (assets) for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

	2023
(In millions of Korean won)	Present value of defined benefit obligation	Fair value of plan assets	Net defined benefit liabilities (assets)
Beginning	1,550,620	(1,842,126)	(291,506)
Current service cost	124,478	—	124,478
Interest expense (income)	75,408	(91,587)	(16,179)
Remeasurements:
Actuarial gains and losses by experience adjustments	7,371	—	7,371
Actuarial gains and losses by changes in demographic assumptions	(525)	—	(525)
Actuarial gains and losses by changes in financial assumptions	84,927	—	84,927
Return on plan assets (excluding amounts included in interest income)	—	(21,146)	(21,146)
Contributions by the Group	—	(92,000)	(92,000)
Payments from plans (benefit payments)	(171,669)	171,669	—
Payments from the Group	(12,670)	—	(12,670)
Transfer in	5,143	(4,506)	637
Transfer out	(5,066)	5,066	—
Effect of exchange differences	(3,639)	—	(3,639)
Impact of business combination	(309)	—	(309)
Others	—	(163)	(163)

Ending	1,654,069	(1,874,793)	(220,724)

23.3 Details of net defined benefit liabilities (assets) as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024	December 31, 2023
Present value of defined benefit obligation	1,763,788	1,654,069
Fair value of plan assets	(1,916,397)	(1,874,793)

Net defined benefit liabilities (assets)	(152,609)	(220,724)

23.4 Details of remeasurements of net defined benefit liabilities (asset) recognized in other comprehensive income (loss) for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024	2023
Remeasurements:
Actuarial losses arising from experience adjustments	107	(7,371)
Actuarial losses arising from changes in demographic assumptions	—	525
Actuarial losses arising from changes in financial assumptions	(85,243)	(84,927)
Return on plan assets (excluding amounts included in interest income)	26,415	21,146
Income tax effect	15,530	17,634
Effect of exchange differences	1,223	4,577

Remeasurements after income tax expense	(41,968)	(48,416)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

23.5 Details of fair value of plan assets as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024
	Assets quoted in an active market	Assets not quoted in an active market	Total
Time deposits	—	1,256,694	1,256,694
Others	—	659,704	659,704

	—	1,916,398	1,916,398

(In millions of Korean won)	December 31, 2023
	Assets quoted in an active market	Assets not quoted in an active market	Total
Time deposits	—	1,261,011	1,261,011
Others	—	613,782	613,782

	—	1,874,793	1,874,793

23.6 Details of significant actuarial assumptions used as of December 31, 2024 and 2023, are as follows:

	December 31, 2024	December 31, 2023
Discount rate (%)	3.60	4.20
Salary increase rate (%)	0.00 ~ 5.16	0.00~5.04
Turnover rate (%)	1.68 ~ 38.60	1.68~38.60

Mortality assumptions are based on the experience-based mortality table issued by Korea Insurance Development Institute in 2023.

23.7 Results of sensitivity analysis of significant actuarial assumptions as of December 31, 2024, are as follows:

Effect on defined benefit obligation
	Changes in assumptions	Increase in assumptions	Decrease in assumptions
Discount rate	0.5%p	3.26% decrease	3.47% increase
Salary increase rate	0.5%p	3.40% increase	3.22% decrease
Turnover rate	0.5%p	0.10% decrease	0.10% increase

The above sensitivity analysis is based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in significant actuarial assumptions is calculated using the same projected unit credit method used in calculating the defined benefit obligation recognized in the consolidated statement of financial position.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

23.8 Expected maturity analysis of undiscounted pension benefit payments as of December 31, 2024, are as follows:

(In millions of Korean won)	Up to 1 year	1~2 years	2~5 years	5~10 years	Over 10 years	Total
Pension benefits	171,692	217,391	672,696	1,113,354	5,737,734	7,912,867

The weighted average duration of the defined benefit obligation is 7.06 and 6.87 years as of December 31, 2024 and 2023, respectively.

23.9 Reasonable estimation of expected contribution to plan assets for the next annual reporting period after December 31, 2024, is ~~W~~ 105,600 million.

24. Other Liabilities

Details of other liabilities as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024	December 31, 2023
Other financial liabilities
Other payables	7,251,206	8,001,405
Prepaid card and debit card payables	6,896	3,367
Accrued expenses	5,215,449	5,026,652
Financial guarantee contracts liabilities	26,780	35,270
Deposits for letter of guarantees and others	500,633	539,173
Domestic exchange settlement credits	291,773	2,859,746
Foreign exchange settlement credits	268,794	215,730
Other accounting business borrowings	4,404	2,792
Due to trust accounts	8,232,002	8,142,102
Liabilities incurred from agency relationships	794,661	514,642
Account for agency business	733,654	249,379
Lease liabilities	751,936	366,112
Others	39,472	84,431

	24,117,660	26,040,801

Other non-financial liabilities
Other payables	623,728	497,937
Unearned revenue	104,931	101,962
Accrued expenses	538,038	465,880
Withholding taxes	206,545	244,047
Others	49,166	47,553

	1,522,408	1,357,379

	25,640,068	27,398,180

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

25. Equity

25.1 Capital Stock

Details of capital stock as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won and in number of shares)	December 31, 2024	December 31, 2023
Type of share	Ordinary share	Ordinary share
Number of authorized shares	1,000,000,000	1,000,000,000
Par value per share (In Korean won)	5,000	5,000
Number of issued shares	404,379,116	404,379,116
Capital stock	2,021,896	2,021,896

25.2 Hybrid Security

Details of hybrid security classified as equity as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	Issuance date	Maturity *	Interest rate (%)	December 31, 2024	December 31, 2023
Hybrid Security	July 2, 2019		4.35	—	574,523
	June 23, 2022	Permanent	4.89	299,327	299,327
	February 27, 2023		4.67	409,085	409,085
	May 29, 2024		4.22	357,200	—

				1,065,612	1,282,935

*	Early redeemable by the Group only when prior approval from the head of the Financial Supervisory Service is obtained after 5 years from the issuance date.

25.3 Capital Surplus

Details of capital surplus as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024	December 31, 2023
Paid-in capital in excess of par value	4,604,417	4,604,417
Gains on business combination	397,669	397,669
Revaluation reserve	177,229	177,229
Other capital surplus	(529,197)	(443,911)

	4,650,118	4,735,404

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

25.4 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024	December 31, 2023
Remeasurements of net defined benefit liabilities	(205,607)	(163,030)
Currency translation differences	603,522	185,486
Gains (losses) on debt securities measured at fair value through other comprehensive income	263,164	43,821
Gains on equity securities measured at fair value through other comprehensive income	372,368	641,179
Share of other comprehensive loss of associates	(2,220)	(1,458)
Gains on cash flow hedging instruments	22,157	21,017
Losses on hedging instruments of net investments in foreign operations	(277,658)	(112,620)

	775,726	614,395

25.5 Retained Earnings

25.5.1 Details of retained earnings as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024	December 31, 2023
Legal reserves	2,051,668	2,047,321
Regulatory reserve for credit losses	2,796,799	3,018,015
Voluntary reserves	21,311,309	19,452,441
Unappropriated retained earnings	3,267,979	3,200,635

	29,427,755	27,718,412

With respect to the allocation of net profit earned in a fiscal term, the Bank must set aside in its legal reserve an amount equal to at least 10% of its profit after tax as reported in the financial statements, each time it pays dividends on its net profits earned until its legal reserve reaches the aggregate amount of its paid-in capital in accordance with Article 40 of the Banking Act. This reserve is not available for the payment of cash dividends, but may be transferred to capital stock, or used to reduce an accumulated deficit. The Bank is reserving other reserves (legal reserves) in accordance with local laws and regulations of overseas branches.

25.5.2 Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 29.1 through 29.2 of Regulations on Supervision of Banking Business.

25.5.2.1 Details of regulatory reserve for credit losses as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024	December 31, 2023
Regulatory reserve for credit losses attributable to:
Shareholder of the Parent Company	2,736,034	2,796,799
Non-controlling interests	153,446	160,997

	2,889,480	2,957,796

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

25.5.2.2 Regulatory reserve for credit losses estimated to be appropriated (reversed) and adjusted profit after provision (reversal) of regulatory reserve for credit losses for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024	2023
Regulatory reserve for credit losses estimated to be appropriated (reversed)	(60,765)	(221,216)
Adjusted profit after provision (reversal) of regulatory reserve for credit losses *	3,312,524	3,482,715

*

Adjusted profit after provision (reversal) of regulatory reserve for credit losses is not based on Korean IFRS. It is calculated by reflecting provision (reversal) of regulatory reserve for credit losses before tax to the net profit attributable to shareholder of the Parent Company.

26. Net Interest Income

Details of interest income, interest expense, and net interest income for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024	2023
Interest income
Deposits measured at fair value through profit or loss	1	—
Securities measured at fair value through profit or loss	414,670	434,372
Loans measured at fair value through profit or loss	17,814	11,168
Securities measured at fair value through other comprehensive income	1,479,767	1,125,407
Loans measured at fair value through other comprehensive income	19,101	16,641
Due from financial institutions measured at amortized cost	248,928	192,406
Securities measured at amortized cost	1,209,827	1,100,753
Loans measured at amortized cost	19,269,883	18,997,716
Others	551,081	468,660

	23,211,072	22,347,123

Interest expense
Deposits	10,068,828	9,672,896
Borrowings	1,243,610	1,304,029
Debentures	1,260,822	1,146,157
Others	413,940	353,974

	12,987,200	12,477,056

Net interest income	10,223,872	9,870,067

Interest income recognized on impaired loans is ~~W~~ 36,922 million and ~~W~~ 25,092 million for the years ended December 31, 2024 and 2023, respectively.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

27. Net Fee and Commission Income

Details of fee and commission income, fee and commission expense, and net fee and commission income for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024	2023
Fee and commission income
Banking activity fees	197,544	191,311
Lending activity fees	80,690	76,061
Credit card related fees	905	1,149
Debit card related fees	775	737
Agent activity fees	300,089	292,123
Trust and other fiduciary fees	182,442	240,541
Acceptances and guarantees fees	91,343	74,791
Foreign currency related fees	154,014	182,745
Securities agency fees	101,010	95,164
Other business account commission on consignment	34,453	33,873
Others	400,843	414,325

	1,544,108	1,602,820

Fee and commission expense
Trading activity related fees *	16,776	17,195
Lending activity fees	43,446	40,263
Credit card related fees	44,914	42,842
Outsourcing related fees	96,712	101,860
Foreign currency related fees	41,332	32,310
Management fees of written-off loans	11,888	12,346
Contributions to external institutions	29,479	30,467
Others	146,684	157,254

	431,231	434,537

Net fee and commission income	1,112,877	1,168,283

*	Fees from financial instruments at fair value through profit or loss

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

28. Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

Net gains or losses on financial instruments at fair value through profit or loss include dividend income, gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions.

Details of net gains or losses on financial instruments at fair value through profit or loss for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024	2023
Gains on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities	1,011,931	1,083,669
Equity securities	50,703	51,231

	1,062,634	1,134,900

Derivatives held for trading:
Interest rate	3,932,804	5,270,304
Currency	17,196,835	8,827,632
Stock or stock index	5,611	4,730
Credit	208	8,603
Others	632	946

	21,136,090	14,112,215

Financial liabilities at fair value through profit or loss	189	661
Other financial instruments	522	502

	22,199,435	15,248,278

Losses on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities	237,002	216,490
Equity securities	23,038	15,519

	260,040	232,009

Derivatives held for trading:
Interest rate	3,978,542	5,555,826
Currency	17,179,618	8,682,323
Stock or stock index	7,784	3,314
Credit	1,757	9,282
Others	2,595	3,321

	21,170,296	14,254,066

Financial liabilities at fair value through profit or loss	529	1,831
Other financial instruments	693	387

	21,431,558	14,488,293

Net gains on financial instruments at fair value through profit or loss	767,877	759,985

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

29. Net Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024	2023
Other operating income
Gains on financial assets at fair value through other comprehensive income:
Gains on redemption of securities measured at fair value through other comprehensive income	9,738	7,326
Gains on disposal of securities measured at fair value through other comprehensive income	84,054	18,241
Gains on financial assets at amortized cost:
Gains on sale of loans measured at amortized cost	49,506	38,909
Gains on foreign exchange transactions	4,049,120	5,323,065
Dividend income	6,571	4,536
Others	343,722	441,822

	4,542,711	5,833,899

Other operating expenses
Losses on financial assets at fair value through other comprehensive income:
Losses on redemption of securities measured at fair value through other comprehensive income	63	8
Losses on disposal of securities measured at fair value through other comprehensive income	34,825	100,108
Losses on financial assets at amortized cost:
Losses on sale of loans measured at amortized cost	62,067	30,512
Losses on foreign exchange transactions	4,246,630	5,147,519
Deposit insurance fee	566,917	535,983
Credit guarantee fund fee	362,234	327,765
Others	661,332	1,032,455

	5,934,068	7,174,350

Net other operating expenses	(1,391,357)	(1,340,451)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

30. General and Administrative Expenses

30.1 Details of general and administrative expenses for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024	2023
Expenses related to employee
Employee benefits - salaries	1,756,416	1,683,117
Employee benefits - welfare	642,089	660,086
Post-employment benefits - defined benefit plans	127,523	108,299
Post-employment benefits - defined contribution plans	16,635	15,886
Termination benefits	249,345	250,215
Share-based payments	52,198	24,330

	2,844,206	2,741,933

Depreciation and amortization	591,105	569,174

Other general and administrative expenses
Rental expense	66,389	73,771
Tax and dues	205,776	198,703
Communication	40,705	40,770
Electricity and utilities	35,102	34,059
Publication	5,105	5,368
Repairs and maintenance	34,998	32,723
Vehicle	14,570	14,126
Travel	9,455	10,576
Training	22,321	24,508
Service fees	170,568	172,940
Supplies	17,286	18,000
Electronic data processing expenses	237,726	244,737
Others	339,006	340,378

	1,199,007	1,210,659

	4,634,318	4,521,766

30.2 Share-based Payments

30.2.1 Stock grants

The Group changed the scheme of share-based payments awarded to executives and employees from stock options to stock grants in November 2007. The stock grants award program is an incentive plan that sets, on grant date, the maximum number of shares that can be awarded. Actual shares to be granted is determined in accordance with achievement of pre-set performance targets over the vesting period.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

30.2.1.1 Details of stock grants linked to long-term performance as of December 31, 2024, are as follows:

(In number of shares)
Stock grants	Grant date	Number of granted shares [1]	Vesting conditions [2]
Series 85	Jan. 1, 2022	6,740	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 86	Feb. 1, 2022	1,525	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 90	Jul. 18, 2022	3,716	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 91	Aug. 24, 2022	7,277	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 92	Jan. 1, 2023	160,673	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 94	Apr. 1, 2023	5,849	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 96	Jan. 1, 2024	291,303	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%, Services fulfillment, TSR 30%, and EPS and Asset Quality 70%
Series 97	Feb. 1, 2024	2,045	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 98	Apr. 22, 2024	2,959	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 99	Jul. 5, 2024	4,926	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 100	Jul 18, 2024	549	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 101	Aug 24, 2024	4,453	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Deferred grant in 2021		52,347	Satisfied
Deferred grant in 2022		58,485	Satisfied
Deferred grant in 2023		137,828	Satisfied
Deferred grant in 2024		6,993	Satisfied

		747,668

[1]

Granted shares represent the total number of shares initially granted to executives and employees who have residual shares as of December 31, 2024 (Deferred grants are residual shares vested as of December 31, 2024).

[2]

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

30.2.1.2 Details of stock grants linked to short-term performance as of December 31, 2024, are as follows:

(In number of shares)
Stock grants *	Grant date	Estimated number of vested shares	Vesting conditions
Stock granted in 2016	Jan. 1, 2016	706	Satisfied
Stock granted in 2020	Jan. 1, 2020	—	Satisfied
Stock granted in 2021	Jan. 1, 2021	42,816	Satisfied
Stock granted in 2022	Jan. 1, 2022	107,840	Satisfied
Stock granted in 2023	Jan. 1, 2023	178,808	Satisfied
Stock granted in 2024	Jan. 1, 2024	86,113	Proportion to service period

*

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

30.2.1.3 Stock grants are measured at fair value using the MonteCarlo simulation model and assumptions used in measuring the fair value as of December 31, 2024, are as follows:

(In Korean won)	Expected exercise period(years)	Risk-free rate (%)	Fair value (market performance condition)	Fair value (non- market performance condition)
Series 85	0.00~2.00	2.69	65,860~79,468	72,231~87,156
Series 86	0.00~3.00	2.69	63,498~76,618	72,231~87,156
Series 90	0.00~3.00	2.69	72,231~87,156	72,231~87,156
Series 91	0.00~3.00	2.69	72,231~87,156	72,231~87,156
Series 92	0.00~3.00	2.69	72,231~87,156	72,231~87,156
Series 94	0.00~4.00	2.69	72,231~87,156	72,231~87,156
Series 96	0.00~4.00	2.69	68,992~87,156	68,992~87,156
Series 97	0.00~5.00	2.69	65,949~75,790	65,949~75,790
Series 98	0.00~5.00	2.69	65,949~75,790	65,949~75,790
Series 99	0.00~5.00	2.69	65,949~75,790	65,949~75,790
Series 100	0.00~5.00	2.69	72,231~87,156	72,231~87,156
Series 101	0.00~5.00	2.69	65,949~75,790	65,949~75,790
Grant deferred in 2021	0.00~1.00	2.69	—	0~87,156
Grant deferred in 2022	0.00~2.00	2.69	—	75,790~87,156
Grant deferred in 2023	0.00~3.00	2.69	—	68,298~87,156
Grant deferred in 2024	0.00~2.21	2.69	—	70,431~87,156
Stock granted in 2015	0.00	2.69	—	—
Stock granted in 2016	0.00	2.69	—	87,156
Stock granted in 2017	0.00	2.69	—	—
Stock granted in 2018	0.00	2.69	—	—
Stock granted in 2019	0.00	2.69		—
Stock granted in 2020	0.00	2.69	—
Stock granted in 2021	0.00~1.00	2.69	—	87,156
Stock granted in 2022	0.00~3.00	2.69	—	72,231~87,156
Stock granted in 2023	0.00~2.00	2.69	—	75,790~87,156
Stock granted in 2024	0.20~4.00	2.69		68,992~82,229

The Group uses the volatility of the stock price over the previous year as the expected volatility, and uses the arithmetic mean of the price-dividend ratio of one year before, two years before, and three years before the base year as the dividend yield and uses one-year risk-free rate of Korea Treasury Bond in order to measure the fair value.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

30.2.1.4 The accrued expenses for share-based payments related to stock grants are ~~W~~ 84,817 million and ~~W~~ 53,774 million as of December 31, 2024 and 2023, respectively, and the compensation costs amounting to ~~W~~ 52,198 million and ~~W~~ 24,330 million were recognized for the years ended December 31, 2024 and 2023, respectively.

30.2.2 Mileage stock

30.2.2.1 Details of mileage stock as of December 31, 2024, are as follows:

(In number of shares)
Grant date	Number of granted shares [1]	Expected exercise period (years) [2]	Remaining shares
Stock granted in 2020
Jan. 18, 2020	28,645	0.00~0.04	10,037
May 12, 2020	46	0.00~0.36	25
Jun. 30, 2020	206	0.00~0.49	118
Aug. 26, 2020	40	0.00~0.65	16
Oct. 29, 2020	160	0.00~0.82	80
Nov. 6, 2020	45	0.00~0.85	35
Nov. 30, 2020	35	0.00~0.91	26
Dec. 2, 2020	57	0.00~0.92	22
Dec. 4, 2020	154	0.00~0.92	21
Dec. 30, 2020	88	0.00~0.99	25
Stock granted in 2021
Jan. 15, 2021	28,156	0.00~1.04	10,375
Apr. 5, 2021	89	0.00~1.26	53
Jul. 1, 2021	54	0.00~1.50	18
Jul. 2, 2021	11	0.00~1.50	11
Jul. 27, 2021	70	0.00~1.57	32
Nov. 1, 2021	71	0.00~1.83	53
Nov. 16, 2021	53	0.00~1.87	13
Dec. 3, 2021	91	0.00~1.92	39
Dec. 6, 2021	87	0.00~1.93	26
Dec. 30, 2021	76	0.00~1.99	38
Stock granted in 2022
Jan. 14, 2022	20,909	0.00~2.04	10,827
Apr. 4, 2022	65	0.00~2.25	33
Apr. 19, 2022	33	0.00~2.30	20
Aug. 3, 2022	62	0.00~2.59	6
Aug. 9, 2022	80	0.00~2.60	21
Oct. 19, 2022	55	0.00~2.80	5
Nov. 1, 2022	177	0.00~2.83	90
Dec. 1, 2022	49	0.00~2.92	48
Dec. 6, 2022	88	0.00~2.93	10
Dec. 12, 2022	114	0.00~2.95	48
Dec. 15, 2022	42	0.00~2.95	28
Dec. 30, 2022	114	0.00~2.99	63

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

30.2.2.1 Details of mileage stock as of December 31, 2024, are as follows: (cont’d)

(In number of shares)
Grant date	Number of granted shares [1]	Expected exercise period (years) [2]	Remaining shares
Stock granted in 2023
Jan. 9, 2023	23,071	0.00~3.02	9,867
Jan. 14, 2023	742	0.00~3.04	377
Mar. 7, 2023	58	0.00~3.18	29
Mar. 27, 2023	58	0.00~3.23	54
Mar. 31, 2023	97	0.00~3.24	38
May. 4, 2023	105	0.00~3.34	56
Jul. 3, 2023	63	0.00~3.50	21
Jul. 26, 2023	38	0.00~3.56	31
Jul. 31, 2023	220	0.00~3.58	126
Oct. 20, 2023	80	0.00~3.80	59
Nov. 1, 2023	78	0.00~3.83	58
Dec. 1, 2023	49	0.00~3.92	36
Dec. 13, 2023	115	0.00~3.95	115
Dec. 14, 2023	57	0.00~3.95	57
Dec. 27, 2023	19	0.00~3.99	19
Dec. 28, 2023	162	0.00~3.99	162
Dec. 29, 2023	95	0.00~3.99	95
Stock granted in 2024
Jan. 13, 2024	17,523	0.00~4.03	16,849
Jan. 31, 2024	297	0.00~4.08	297
Apr. 1, 2024	89	0.00~4.25	87
Jul. 1, 2024	38	0.00~4.50	38
Aug. 1, 2024	141	0.00~4.58	141
Sep. 2, 2024	14	0.00~4.67	14
Nov. 1, 2024	55	0.00~4.84	55
Dec. 4, 2024	26	0.00~4.93	26
Dec. 19, 2024	88	0.00~4.97	88
Dec. 30, 2024	73	0.00~5.00	73

	123,473		61,130

[1]

Mileage stock is exercisable for four years after one year from the grant date at the closing price of the end of the previous month. However, mileage stock can be exercised at the closing price of the end of the previous month on the date of occurrence of retirement or transfer despite a one-year grace period.

[2]	Assessed based on the stock price as of December 31, 2024. These shares are vested immediately at grant date.

30.2.2.2 The accrued expenses for share-based payments related to mileage stock are ~~W~~ 5,067 million and ~~W~~ 3,910 million as of December 31, 2024 and 2023, respectively. The compensation costs amounting to ~~W~~ 3,183 million and ~~W~~ 1,645 million were recognized as expenses for the years ended December 31, 2024 and 2023, respectively.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

31. Net Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024	2023
Other non-operating income
Gains on disposal of property and equipment and assets held for sale	33,719	6,957
Rental income	33,162	28,914
Others	31,846	28,597

	98,727	64,468

Other non-operating expenses
Losses on disposal of property and equipment and assets held for sale	11,915	8,554
Donation	117,837	91,799
Restoration costs	2,471	3,144
Others	927,473	59,301

	1,059,696	162,798

Net other non-operating income (expenses)	(960,969)	(98,330)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

32. Income Tax Expense

32.1 Details of income tax expense for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024	2023
Income tax payable
Current income tax expense	952,073	1,095,319
Adjustments of income tax of prior years recognized in current tax	(29,614)	(43,951)

	922,459	1,051,368

Changes in deferred income tax assets and liabilities	282,854	280,893
Income tax expense of overseas branches	56,363	54,735
Income tax recognized directly in equity:
Net gains or losses on equity instruments at fair value through other comprehensive income	96,421	1,314
Net gains or losses on debt instruments at fair value through other comprehensive income	(74,525)	(250,651)
Currency translation differences	(15,404)	4,218
Remeasurements of net defined benefit liabilities	15,537	17,634
Gains or losses on hedging instruments of net investments in foreign operations	59,199	6,038
Gains or losses on cash flow hedging instruments	(409)	4,691
Share of other comprehensive income or loss of associates	273	(410)

	81,092	(217,166)

Reclassification from AOCI to retained earnings due to sale of equity securities measured at fair value through other comprehensive income	1,475	(9,499)
Consolidated tax return effect	(61,538)	(83,348)

Others	11,191	2,842

Income tax expense	1,293,896	1,079,825

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

32.2 Analysis of the relationship between net profit before income tax expense and income tax expense for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024	2023
Profit before income tax expense	4,445,298	4,229,777
Income tax at the applicable tax rate *	1,163,197	1,106,299
Non-taxable income	(19,517)	(17,278)
Non-deductible expenses	12,232	10,866
Tax credit and tax exemption	—	—
Temporary difference for which no deferred tax is recognized	(49,314)	(46,172)
Changes in recognition and measurement of deferred tax	225,930	71,419
Income tax refund for tax of prior years	(75,518)	(48,825)
Income tax expense of overseas branches	56,363	54,735
Tax effect of investments in subsidiaries	1,741	(1,064)
Foreign subsidiary tax rate difference effect	(867)	16,383
Effect of tax rate change	—	(583)
Consolidated tax return effect	(61,538)	(83,349)
Others	41,187	17,394

Income tax expense	1,293,896	1,079,825

Income tax expense/Profit before income tax (%)	29.11	25.53

*

Applicable income tax rate for ~~W~~ 200 million and below is 9.9%, for over ~~W~~ 200 million to ~~W~~ 20 billion is 20.9%, for over ~~W~~ 20 billion to ~~W~~ 300 billion is 23.1% and for over ~~W~~ 300 billion is 26.4% for the year ended December 31, 2024 and 2023.

32.3 The Group is required to pay an additional tax amount on the difference between the GloBE effective tax rate of each subsidiary’s jurisdiction and the minimum tax rate of 15%, in accordance with the Pillar 2 legislation. The parent company of the Group has recognized the related effect of the difference in the minimum tax rate of 15% arising from the group’s Singapore branch in its financial statements where the group expects to pay additional tax.

32.4 Details of current tax liabilities (income tax payables) and current tax assets (income tax refund receivables) before offsetting as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024	December 31, 2023
Tax payables after offsetting [1,2]	429,937	339,146
Adjustment on consolidated tax payable and others [3]	(61,538)	(83,348)
Consolidated tax return accounts payables [4]	(343,221)	(217,253)

Current tax payable	25,178	38,545

[1]

Current tax assets of ~~W~~ 288,692 million and ~~W~~ 218,000 million due to uncertain tax position and current tax assets of ~~W~~ 30,141 million and ~~W~~ 106,870 million for overseas branches were excluded, which do not qualify for offsetting as of December 31, 2024 and 2023, respectively.

[2]

Includes income tax payable of ~~W~~ 25,178 million and ~~W~~ 38,545 million under current tax liabilities, which are not to be offset against any income tax refund receivables, such as those of overseas branches as of December 31, 2024 and 2023, respectively.

[3]	Tax expense reduced due to the adoption of consolidated tax return was recognized as tax benefit.

[4]	The amount of income tax payable is reclassified as accounts payable, not to the tax authority, but to KB Financial Group Inc. due to the adoption of consolidated tax return.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

33. Dividends

The annual dividends to the shareholder of the Bank for the year ended December 31, 2024, amounting to ~~W~~ 1,625,604 million (~~W~~ 4,020 per share) is to be proposed at the general shareholder’s meeting scheduled for March 25, 2025. The Group’s consolidated financial statements as of and for the year ended December 31, 2024, do not reflect this dividend payable.

34. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2024 and 2023, are as follows:

	2024
(In millions of Korean won)	Beginning	Changes (excluding reclassifica- tion)	Reclassification to profit or loss	Tax effect	Transfer to retained earnings	Ending
Remeasurements of net defined benefit liabilities	(163,030)	(58,114)	—	15,537	—	(205,607)
Currency translation differences	185,486	433,440	—	(15,404)	—	603,522
Gains (losses) on debt securities measured at fair value through other comprehensive income	43,821	285,725	8,143	(74,525)	—	263,164
Gains (losses) on equity securities measured at fair value through other comprehensive income	641,179	(370,818)	—	96,421	5,586	372,368
Share of other comprehensive gain (loss) of associates	(1,458)	(1,035)	—	273	—	(2,220)
Gains (losses) on cash flow hedging instruments	21,017	3,644	(2,095)	(409)	—	22,157
Gains (losses) on hedging instruments of net investments in foreign operations	(112,620)	(224,237)	—	59,199	—	(277,658)

	614,395	68,605	6,048	81,092	5,586	775,726

	2023
(In millions of Korean won)	Beginning	Changes (excluding reclassifica- tion)	Reclassification to profit or loss	Tax effect	Transfer to retained earnings	Ending
Remeasurements of net defined benefit liabilities	(113,922)	(66,742)	—	17,634	—	(163,030)
Currency translation differences	201,288	3,733	(23,753)	4,218	—	185,486
Gains on (losses) debt securities measured at fair value through other comprehensive income	(652,186)	719,376	227,282	(250,651)	—	43,821
Gains on equity securities measured at fair value through other comprehensive income	641,536	34,310	—	1,314	(35,981)	641,179
Share of other comprehensive loss of associates	(2,590)	1,542	—	(410)	—	(1,458)
Gains (losses) on cash flow hedging instruments	33,921	(12,395)	(5,200)	4,691	—	21,017
Gains (losses) on hedging instruments of net investments in foreign operations	(95,296)	(23,362)	—	6,038	—	(112,620)

	12,751	656,462	198,329	(217,166)	(35,981)	614,395

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

35. Trust Accounts

35.1 Financial information of the trust accounts the Group manages, as of and for the years ended December 31, 2023 and 2023, are as follows:

	Total assets		Operating revenues
(In millions of Korean won)	December 31, 2024	December 31, 2023	2024	2023
Consolidated	3,934,458	4,130,129	162,070	192,689
Unconsolidated (non-guaranteed)	96,358,706	98,607,952	5,314,933	3,825,217

	100,293,164	102,738,081	5,477,003	4,017,906

*

Financial information of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard No.5004, Trust Accounts, and enforcement regulations of the Financial Investment Services under the Financial Investment Services and Capital Markets Act.

35.2 Significant receivables and payables related to the Group’s trust accounts as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)		December 31, 2024
Trust segment	Receivables
	Accrued trust fees	63,728
	Other accrued income	32,799

		96,527

	Payables
	Due to trust accounts	4,956,065
	Accrued interest on due to trust accounts	7,449
	Unearned fees on trust accounts	321
	Deposits	846,110
	Accrued interest on deposits	11,243

		5,821,188

Custody segment	Receivables
	Accrued trust fees	9,613
	Payables
	Due to trust accounts	3,275,937
	Accrued interest on due to trust accounts	6,954

		3,282,891

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

35.2 Significant receivables and payables related to the Group’s trust accounts as of December 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2023
Trust segment	Receivables
	Accrued trust fees	62,594
	Other accrued income	32,328

		94,922

	Payables
	Due to trust accounts	4,442,147
	Accrued interest on due to trust accounts	10,975
	Unearned fees on trust accounts	323
	Deposits	889,966
	Accrued interest on deposits	11,522

		5,354,933

Custody segment	Receivables
	Accrued trust fees	9,460
	Payables
	Due to trust accounts	3,699,955
	Accrued interest on due to trust accounts	9,144

		3,709,099

35.3 Significant revenues and expenses related to the Group’s trust accounts for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)		2024	2023
Trust segment	Revenues
	Fees and commissions from trust accounts	141,447	200,877
	Management fees and commissions from retirement pension	37,175	35,833
	Commissions from early termination in trust accounts	13	18

		178,635	236,728

	Expenses
	Interest expenses on due to trust accounts	157,644	85,148
	Interest expenses on deposits	51,147	62,917

		208,791	148,065

Custody segment	Revenues
	Fees and commissions from trust accounts	40,995	39,664
	Expenses
	Interest expenses on due to trust accounts	103,234	124,095

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

36. Statements of Cash Flows

36.1 Details of cash and cash equivalents as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024	December 31, 2023
Cash	1,953,029	2,112,424
Checks issued by other banks	124,366	142,437
Due from Bank of Korea	13,629,381	14,628,378
Due from other financial institutions	7,203,373	6,753,768

	22,910,149	23,637,007

Deduction:
Restricted due from financial institutions *	(1,176,050)	(987,067)
Due from financial institutions with original maturities over three months	(244,393)	(88,149)

	(1,420,443)	(1,075,216)

	21,489,706	22,561,791

*	Items that meet the definition of cash are excluded in accordance with Korean IFRS No.1007 Statement of Cash Flows.

Items that meet the definition of cash in restricted due from financial institutions as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)		Financial institutions	December 31, 2024	December 31, 2023
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	11,635,481	13,731,708
Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea	1,993,900	896,670
		Bank Indonesia and others	546,781	48,247

			14,176,162	14,676,625

36.2 Significant non-cash transactions for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024	2023
Write-offs of loans	897,580	763,143
Changes in accumulated other comprehensive income from valuation of debt securities measured at fair value through other comprehensive income	219,343	696,007
Changes in accumulated other comprehensive income from valuation of equity securities measured at fair value through other comprehensive income	(268,811)	(357)
Changes in accumulated other comprehensive income from valuation of investments in associates	(762)	1,132

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

36.3 Cash inflows and outflows from income tax, interest, and dividends for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	Activities	2024	2023
Income tax paid	Operating	794,873	1,619,882
Interest received	Operating	23,335,925	21,995,428
Interest paid	Operating	12,756,740	10,823,532
Dividends received	Operating	286,440	193,554
Dividends paid	Financing	1,467,896	1,346,582
Interest (dividends) paid on hybrid securities	Financing	70,409	57,179

36.4 Changes in liabilities arising from financing activities for the years ended December 31, 2024 and 2023, are as follows:

	2024
(In millions of Korean won)	Derivatives held for hedging *	Borrowings	Debentures	Due to trust accounts	Lease liabilities	Deposits for letter of guarantees	Other payables	Total
Beginning	3,662	34,990,075	31,811,407	8,142,103	366,113	539,172	411,347	76,263,879
Cash flow	(16,790)	(5,164,339)	1,365,899	89,899	(217,144)	(37,556)	22,993	(3,957,038)
New lease and termination	—	—	—	—	560,350	—	—	560,350
Exchange differences	—	1,059,360	1,263,974	—	—	—	—	2,323,334
Changes in fair values	(5,024)	—	38,129	—	—	—	—	33,105
Changes from business combination	—	(23,626)	—	—	—	—	(34,562)	(58,188)
Other changes from non-cash transactions	(11,776)	1,364,946	257,362	—	42,616	(983)	26,808	1,678,973

Ending	(29,928)	32,226,416	34,736,771	8,232,002	751,935	500,633	426,586	76,844,415

	2023
(In millions of Korean won)	Derivatives held for hedging *	Borrowings	Debentures	Due to trust accounts	Lease liabilities	Deposits for letter of guarantees	Other payables	Total
Beginning	7,720	45,073,117	29,787,722	5,808,447	372,003	1,116,184	117,087	82,282,280
Cash flow	32,370	(10,475,975)	1,615,653	2,333,656	(132,984)	(577,040)	43,026	(7,161,294)
New lease and termination	—	—	—	—	112,967	—	—	112,967
Exchange differences	—	183,268	233,865	—	—	—	—	417,133
Changes in fair values	(14,648)	—	136,120	—	—	—	—	121,472
Changes from business combination	—	—	—	—	—	—	(80,210)	(80,210)
Other changes from non-cash transactions	(21,780)	209,665	38,047	—	14,127	28	331,444	571,531

Ending	3,662	34,990,075	31,811,407	8,142,103	366,113	539,172	411,347	76,263,879

*	Derivatives held for hedging purposes are the net amount after offsetting liabilities and assets.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

37. Contingent Liabilities and Commitments

37.1 Details of acceptances and guarantees as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024	December 31, 2023
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won:
Acceptances and guarantees for KB purchasing loan	152,128	148,786
Refund guarantees	160	—
Others	900,077	945,027

	1,052,365	1,093,813

Confirmed acceptances and guarantees in foreign currencies:
Acceptances of letter of credit	331,423	277,370
Letter of guarantees	45,274	47,665
Bid bond	12,782	12,549
Performance bond	1,927,572	1,111,589
Refund guarantees	4,644,429	3,561,227
Others	4,765,054	3,721,708

	11,726,534	8,732,108

Financial guarantee contracts:
Acceptances and guarantees for mortgage	20,789	94,027
Overseas debt guarantees	588,020	470,579
International financing guarantees in foreign currencies	842,838	616,554

	1,451,647	1,181,160

	14,230,546	11,007,081

Unconfirmed acceptances and guarantees
Guarantees of letter of credit	2,268,081	2,785,483
Refund guarantees	1,373,649	1,301,377

	3,641,730	4,086,860

	17,872,276	15,093,941

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

37.2 Credit qualities of acceptances and guarantees as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
	12-month expected credit losses	Lifetime expected credit losses		Total
(In millions of Korean won)		Non-impaired	Impaired
Confirmed acceptances and guarantees *
Grade 1	12,164,821	—	—	12,164,821
Grade 2	1,898,667	23,840	—	1,922,507
Grade 3	98,224	16,147	—	114,371
Grade 4	8,291	2,975	457	11,723
Grade 5	—	230	16,894	17,124

	14,170,003	43,192	17,351	14,230,546

Unconfirmed acceptances and guarantees *
Grade 1	2,281,647	2,441	—	2,284,088
Grade 2	1,306,932	15,349	—	1,322,281
Grade 3	13,982	14,781	—	28,763
Grade 4	1,171	2,652	21	3,844
Grade 5	—	175	2,579	2,754

	3,603,732	35,398	2,600	3,641,730

	17,773,735	78,590	19,951	17,872,276

	December 31, 2023
	12-month expected credit losses	Lifetime expected credit losses		Total
(In millions of Korean won)		Non-impaired	Impaired
Confirmed acceptances and guarantees *
Grade 1	8,608,327	170,322	—	8,778,649
Grade 2	1,790,315	22,065	—	1,812,380
Grade 3	40,595	7,368	—	47,963
Grade 4	67,729	294,635	457	362,821
Grade 5	—	1,182	4,086	5,268

	10,506,966	495,572	4,543	11,007,081

Unconfirmed acceptances and guarantees *
Grade 1	3,071,076	—	—	3,071,076
Grade 2	734,886	19,210	—	754,096
Grade 3	8,600	10,692	—	19,292
Grade 4	1,828	237,200	—	239,028
Grade 5	—	—	3,368	3,368

	3,816,390	267,102	3,368	4,086,860

	14,323,356	762,674	7,911	15,093,941

*	Applied same criteria as the credit qualities classification of loans.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

37.3 Classifications of acceptances and guarantees by counterparty as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
(In millions of Korean won)	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Large companies	13,385,392	2,972,146	16,357,538	91.52
Small and medium-sized companies	747,170	423,299	1,170,469	6.55
Public sector and others	97,984	246,285	344,269	1.93

	14,230,546	3,641,730	17,872,276	100.00

	December 31, 2023
(In millions of Korean won)	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Large companies	10,138,448	3,397,689	13,536,137	89.68
Small and medium-sized companies	736,810	454,574	1,191,384	7.89
Public sector and others	131,823	234,597	366,420	2.43

	11,007,081	4,086,860	15,093,941	100.00

37.4 Classifications of acceptances and guarantees by industry as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
(In millions of Korean won)	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Financial institutions	1,980,812	1,244	1,982,056	11.09
Manufacturing	8,139,583	2,709,624	10,849,207	60.70
Service	926,446	48,709	975,155	5.46
Wholesale and retail	2,410,725	594,407	3,005,132	16.81
Construction	334,561	73,389	407,950	2.28
Public sector	24,929	101,456	126,385	0.71
Others	413,490	112,901	526,391	2.95

	14,230,546	3,641,730	17,872,276	100.00

	December 31, 2023
(In millions of Korean won)	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Financial institutions	1,412,811	591	1,413,402	9.36
Manufacturing	5,527,285	3,109,101	8,636,386	57.22
Service	788,908	102,028	890,936	5.90
Wholesale and retail	2,297,162	614,053	2,911,215	19.29
Construction	363,517	116,950	480,467	3.18
Public sector	31,732	62,440	94,172	0.62
Others	585,666	81,697	667,363	4.43

	11,007,081	4,086,860	15,093,941	100.00

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

37.5 Details of commitments as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024	December 31, 2023
Commitments
Corporate loan commitments	56,791,977	54,704,534
Retail loan commitments	59,086,425	56,129,471
Other commitments in Korean won	1,700,000	1,700,000
Purchase of other securities	5,205,717	4,890,475

	122,784,119	117,424,480

Financial guarantee contracts
Credit line	3,790,836	5,145,972
Purchase of securities	475,147	765,400

	4,265,983	5,911,372

	127,050,102	123,335,852

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

37.6 Other Matters (including litigation)

37.6.1 The Group has 40 pending lawsuits as a plaintiff (excluding simple lawsuits related to the collection or management of loans), with aggregate claims amount of ~~W~~ 1,153,999 million, and has 155 pending lawsuits as a defendant (excluding simple lawsuits related to the collection or management of loans), with aggregate claims amount of ~~W~~ 1,021,512 million. Details of pending lawsuits in which the Group is a defendant as of December 31, 2024, are as follows:

(In number of cases, in millions of Korean won)

Lawsuits	Amount	Description of the lawsuits	Status of the lawsuits
Claims on a return of redemption amount	61,755

Kookmin Bank invested the assets entrusted by OO Asset Management and OO Investment Trust Management in the Fairfield Sentry Limited and the Fairfield Sentry Limited reinvested the assets in Bernard L. Madoff Investment Securities LLC managed by Bernard Madoff. Bernard L. Madoff Investment Securities LLC is in the liquidation process due to Ponzi scheme fraud-related losses.

The bankruptcy trustee of Bernard L. Madoff Investment Securities LLC filed a lawsuit against The Bank seeking to return the amount of redemptions received by The Bank through Fairfield Sentry Limited.

Application for dismissal by the defendant has been denied, and further proceedings are in progress. [Related litigation is pending at the New York Southern District Federal Bankruptcy Court (10-3777)]

The financial impact on the bank is not significant due to the possibility of winning the case.

Expropriation of long-term leasehold rights	367,500

Kookmin Bank invested the assets entrusted by OO Asset Management Co., Ltd. in loans that are directly or indirectly collateralized by leasehold rights of the building and land (hereinafter referred to as “the real estate in this case”) of Union Station in Washington, D.C., the United States.

The Plaintiff, who is the operator of the railway facility, filed this lawsuit against those concerned with the real estate in this case, including Kookmin Bank, to expropriate the real estate in this case and determine indemnity.

The plaintiff’s emergency motion for transfer of possession was granted, and the real estate in this case has been delivered to the plaintiff. The main proceedings are currently in progress.

This lawsuit is related to the fund entrusted by the bank, and the financial impact on the bank’s own property is not significant.

Return of unjust enrichment	160,589

MTS Bank, which was transacting through accounts with Kookmin bank, has been listed on OFAC’s (Office of Foreign Assets Control) SDN (Specially Designated Nationals) List. In response, Kookmin Bank has frozen the foreign currency accounts under the name of MTS Bank.

Subsequently, the Russian MTS Bank has filed a lawsuit with the Moscow City Commercial Court seeking the restitution of account balances.

Kookmin Bank plans to respond in accordance with the local court’s trial schedule.

Due to compliance with US OFAC regulations, it is not likely to win a lawsuit in Russian courts, and the litigation cost can be covered by the balance of the plaintiff’s account, and the financial impact of interest for arrears on the bank is expected.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

37.6.1 The Group has 37 pending lawsuits as a plaintiff (excluding simple lawsuits related to the collection or management of loans), with aggregate claims amount of ~~W~~ 1,049,598 million. Details of pending lawsuits in which the Group is a defendant as of December 31, 2024, are as follows: (cont’d)

(In number of cases, in millions of Korean won)

Lawsuits	Amount	Description of the lawsuits	Status of the lawsuits
Claim for damages	102,441

PT Bank KB Bukopin Tbk requested an auction of TMJ’s shares in order to collect the loan to TMJ (a distressed company); NKLI won the auction and then received a loan from the bank for the purpose of purchasing TMJ shares. NKLI’s intention was to take control over TMJ and launch a mining business; however, NKLI was unable to take control and launch the business due to legal disputes with the bankruptcy trustee of TMJ and court-appointed mine management company, and also lost a lawsuit against the mine management company.

As a result, NKLI filed a legal suit to PT Bank KB Bukopin Tbk stating that the bank’s recommendation to purchase TMJ’s shares was inappropriate since the bank did not intentionally share the legal issues and associated risks thereof.

			The case is currently in the second trial, and the Group plans to respond in cooperation with the legal representatives.

37.6.2 On April 7, 2023, Kookmin Bank entered into a new share subscription agreement with STIC Eugene Star Holdings Inc. (hereinafter referred to as STIC”), under which STIC will acquire 31,900,000,000 shares at a price of IDR 3.19 trillion, of which Kookmin Bank’s subsidiary, PT Bank KB Bukopin Tbk, will issue. As a result of the agreement, Kookmin Bank will hold a call option to purchase the shares held by the STIC, starting from 2 years and 6 months after the date of acquisition, for a period of 6 months. If Kookmin Bank does not exercise the call option during the designated period, STIC will have the right to sell the acquired shares back to the bank, also known as holding a put option right, within 1 year after the expiration of the call option period.

37.6.3 As of the end of 2024, total of eight lawsuits related to the wage peak system are pending in court, amounting to ~~W~~ 39,144 million. The timing and amount of potential outflows of resources cannot be predicted.

37.6.4 As of the end of 2024, KB PRASAC BANK is undergoing a tax audit by the tax authorities for the fiscal years from 2020 to 2021. Currently, it is impossible to predict the impact of the tax audit on KB PRASAC BANK.

37.6.5 The Group is currently under investigation by the Fair Trade Commission regarding the possibility of unfair joint actions by commercial banks. It is impossible to predict the outcome of the investigation.

37.6.6 During the current period(August 22, 2024 to November 1, 2024), regular inspections by the Financial Supervisory Service of the Group’s overall business have been conducted. The results of the inspections and action requirements will be notified in the future.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

38. Subsidiaries

38.1 Details of subsidiaries as of December 31, 2024, are as follows:

Investor	Investee	Ownership (%)	Location	Industry
Kookmin Bank	Kookmin Bank (China) Ltd.	100.00	China	Banking and foreign exchange transaction
Kookmin Bank	KB Microfinance Myanmar Co., Ltd.	100.00	Myanmar	Microfinance services
Kookmin Bank	KB BANK MYANMAR LTD	100.00	Myanmar	Banking and foreign exchange transaction
Kookmin Bank	KB PRASAC BANK PLC.	100.00	Cambodia	Banking and foreign exchange transaction
Kookmin Bank	PT Bank KB Bukopin Tbk	66.88	Indonesia	Banking and foreign exchange transaction
PT Bank KB Bukopin Tbk	PT Bank Syariah Bukopin	95.92	Indonesia	Banking
PT Bank KB Bukopin Tbk	PT Bukopin Finance	99.24	Indonesia	Installment financing
Kookmin Bank	KB FUND PARTNERS Co., Ltd.	100.00	Korea	Other financial services
Kookmin Bank	Personal pension trust and 10 others [1]	—	Korea	Trust
Kookmin Bank	KB DTower 1st L.L.C. and 21 others [2]	—	Korea	Asset-backed securitization and others
Kookmin Bank	IDMB UNITED PTE.LTD. and 2 others [2]	—	Singapore	Asset-backed securitization and others
Kookmin Bank	KB Wise Star Private Real Estate Feeder Fund No.1 [2]	86.00	Korea	Investment trust
Kookmin Bank	Kiwoom Frontier Private Securities Fund No.10 (Bond) [2]	99.82	Korea	Investment trust
Kookmin Bank	AIP US Red Private Real Estate Trust No.10 [2]	99.97	Korea	Investment trust
Kookmin Bank	KB RISE 3-Year Futures Inverse Securities ETF (Debt-Derivative) [2]	99.36	Korea	Investment trust
Kookmin Bank	KB Core Blind Private Real Estate Fund No.1 [2]	90.09	Korea	Investment trust
KB Core Blind Private Real Estate Fund NO.1	KB Wise Star Private Real Estate No.3 [2]	46.65	Korea	Investment trust
Kookmin Bank	KB Global Private Real Estate Fund No.3 (USD) [2]	99.50	Korea	Investment trust
Kookmin Bank	Samsung SRA Private Real Estate Investment Trust No.28D (FoFs) [2]	99.50	Korea	Investment trust
Kookmin Bank	KB Global Private Real Estate Fund No.10 (FoFs) [2]	99.84	Korea	Investment trust

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

38.1 Details of subsidiaries as of December 31, 2024, are as follows: (cont’d)

Investor	Investee	Ownership (%)	Location	Industry
Kookmin Bank	KTB Global CREDebt Private Investment Trust No.52(USD) [2]	99.44	Korea	Investment trust
Kookmin Bank	Hyundai Invest KKR Europe Real Estate No.1-3(EUR) [2]	99.29	Korea	Investment trust
Kookmin Bank	Vestas Private Real Estate Investment Trust No.69-3(USD)(FoFs) [2]	99.53	Korea	Investment trust
Kookmin Bank	SHINHAN ASP PCF II Private Investment Trust No.2(USD) [2]	99.75	Korea	Investment trust
Kookmin Bank	Vestas Europe Logistics General Private Real Estate Investment Trust No.73-1 [2]	97.40	Korea	Investment trust
Kookmin Bank	Vestas Europe Logistics General Private Real Estate Investment Trust No.73-2 [2]	97.40	Korea	Investment trust
Kookmin Bank	KB RISE KTB 10Y Futures Inverse ETF [2]	95.76	Korea	Investment trust
Kookmin Bank	VI ESG Private Securities Investment Trust No.1(Bond) [2]	100.00	Korea	Investment trust
Kookmin Bank	SHINHAN AIM Private Real Estate Investment Trust No.26-C(USD) [2]	99.98	Korea	Investment trust
Kookmin Bank	IGIS HSBC UK Senior Direct Lending Private Investment Trust No.465-1 [2]	99.01	Korea	Investment trust
Kookmin Bank	Mirae Asset ESG Infra Private Investment Trust 1 [2]	95.24	Korea	Investment trust
Kookmin Bank	KB NA Sound Point Private Special Asset Fund 2(USD) [2]	99.96	Korea	Investment trust
Kookmin Bank	KB Global Private Real Estate Fund No.35(USD)(FoFs) [2]	99.01	Korea	Investment trust
Kookmin Bank	KB RISE Jun2025 Term Credit ETF [2]	59.19	Korea	Investment trust
Kookmin Bank	PineStreet Global Private Investment Trust 28-2 [2]	99.01	Korea	Investment trust
Kookmin Bank	SAMSUNG KODEX 3Y F-KTB INVERSE ETF [2]	67.39	Korea	Investment trust

[1]

The Group controls the trust because it has power to determine the management performance of the trust and is exposed to variable returns that absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return

[2]	The Group controls these investees because it is significantly exposed to variable returns from the investees’ performance and has the ability to affect those returns through its power.

The Group holds more than half of the ownership interests of Koreit BN Private Equity Fund and fourteen other investment trusts but does not have the power over relevant activities in accordance with agreements with trust and other shareholders, therefore these entities are not consolidated.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

38.2 The condensed financial information of major subsidiaries as of and for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024			2024
	Assets	Liabilities	Equity	Operating revenue	Profit (loss) for the period [1]	Profit (loss) attributable to shareholders of the Parent Company
Kookmin Bank (China) Ltd.	4,316,008	3,690,496	625,512	195,087	22,999	22,999
KB Microfinance Myanmar Co., Ltd.	19,235	8,994	10,241	4,127	(2,486)	(2,486)
KB BANK MYANMAR LTD	318,276	20,088	298,188	12,319	5,224	5,224
KB PRASAC BANK PLC.	8,297,865	6,606,415	1,691,450	1,227,612	131,927	131,927
Financial status of KB Bukopin-related subsidiaries
PT Bank KB Bukopin Tbk	7,222,025	6,936,237	285,788	523,058	(360,617)	(240,968)
IDMB UNITED PTE.LTD. [2]	218,256	277,734	(59,478)	6,981	(18,291)	(29,773)
SMMK PTE.LTD. [2]	117,457	233,753	(116,296)	2,664	(21,176)	(23,870)
TLDC PTE.LTD. [2]	157,390	163,579	(6,189)	447	(5,857)	(10,973)
KB FUND PARTNERS Co., Ltd. [3]	26,047	5,295	20,752	14,937	1,934	1,934
Personal pension trust and 10 others	3,938,698	3,818,400	120,298	188,851	7,746	7,746

(In millions of Korean won)	December 31, 2023			2023
	Assets	Liabilities	Equity	Operating revenue	Profit (loss) for the period [1]	Profit (loss) attributable to shareholders of the Parent Company
Kookmin Bank (China) Ltd.	3,754,281	3,224,225	530,056	200,572	30,328	30,328
KB Microfinance Myanmar Co., Ltd.	18,867	7,640	11,227	5,581	421	421
KB BANK MYANMAR LTD	269,898	13,330	256,568	7,391	3,450	3,450
KB PRASAC BANK PLC. [4]	7,367,854	6,009,050	1,358,804	1,551,144	115,652	115,652
Financial status of KB Bukopin-related subsidiaries
PT Bank KB Bukopin Tbk	6,526,747	5,913,206	613,541	545,593	(261,263)	(173,296)
IDMB UNITED PTE.LTD. [2]	215,055	251,861	(36,806)	12,686	(4,313)	(1,635)
SMMK PTE.LTD. [2]	124,685	210,827	(86,142)	2,533	(88,270)	(67,368)
Personal pension trust and 10 others	4,113,285	4,000,734	112,551	257,713	69,092	69,092

[1]	Includes profit (loss) attributable to non-controlling interests.
[2]

These SPCs are established for the purpose of selling non-performing loans of PT Bank KB Bukopin Tbk.. Classified as a subsidiary of KB Kookmin Bank, not a subsidiary of PT Bank KB Bukopin Tbk., the gains and losses on the transfer and sale of loans between PT Bank KB Bukopin Tbk. and SPC were removed from the consolidation process of KB Kookmin Bank.

[3]	A KB FUND PARTNERS Co., Ltd. was formed with a split date of June 1, 2024 and consolidated as a wholly owned subsidiary.
[4]

Kookmin Bank Cambodia PLC. was merged with KB PRASAC BANK PLC. in August 2023. Kookmin Bank Cambodia PLC. had operating income of ~~W~~ 28,822 million and net profit and loss of ~~W~~ 2,001 million for the eight-month period ending August 31, 2023 before the merger.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

38.3 The Characteristics of Risks Associated with Consolidated Structured Entities

The terms of contractual arrangements to provide financial support to consolidated structured entities are as follows:

38.3.1 The Bank has provided capital commitments to consolidated investment funds.

	December 31, 2024
(In millions of Korean won)	Capital commitments	Unused amount
KTB Global CREDebt Private Investment Trust No.52(USD)	73,500	2,141
Hyundai Invest KKR Europe Real Estate No.1-3(EUR)	61,149	7,091
Vestas Private Real Estate Fund Investment Trust No.69-3(USD)(FoFs)	94,080	14,797
SHINHAN ASP PCF II Private Investment Trust No.2(USD)	29,400	2,297
SHINHAN AIM Private Real Estate Investment Trust No.26-C(USD)	95,550	50,455
Mirae Asset ESG Infra Private Investment Trust 1	20,000	12,542
KB NA Sound Point Private Special Asset Fund 2(USD)	29,400	12,788
KB Global Private Real Estate Debt Fund No.35(USD)(FoFs)	29,400	24,104
PineStreet Global Private Investment Trust 28-2	29,400	20,053

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

38.3.2 The Bank has provided purchase commitments and credit lines to structured entities. The purchase commitment guarantees that the Bank will purchase and pay any remaining commercial paper securities issued by structured entities. The credit line agreement requires the Bank to provide loans under certain conditions if there is a reason for suspension of issuance of commercial paper securities or if structured entities become insolvent due to other reasons.

(In millions of Korean won)	December 31, 2024
Ryan Mobility 1st L.L.C.	50,228
KB Liiv DS 1st L.L.C.	50,171
Liiv H 3rd Co., Ltd.	50,668
Liiv H 1st L.L.C.	50,131
LEP 2nd Co., Ltd.	70,000
LOG the 3rd L.L.C.	24,300
KB DTower 1st L.L.C.	50,107
KB Livv H 1st L.L.C.	30,276
KB Livv L 1st Co., Ltd.	50,255
KB H housing 1st LLC	29,800
KB One West 1st Co., Ltd.	101,860
KB Eagles 3rd Co., Ltd.	50,352
KB Eagles 2nd Co., Ltd.	50,359
KB Eagles 1st Co., Ltd.	30,291
KB ESG 1st Co.,Ltd.	45,000
KB Chemical 1st Co., Ltd	50,641
KB Harim 1st L.L.C.	30,164
IDMB UNITED PTE.LTD.	301,350
SMMK PTE.LTD.	305,760
TLDC PTE.LTD.	198,450

38.3.3 The Group has provided the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

38.4 Changes in Subsidiaries

KB ESG 1st Co., Ltd. and 7 other subsidiaries were newly included in the scope of consolidation, and Beomeo Landmark 2nd Inc. and 20 other subsidiaries were excluded from the scope of consolidation for the year ended December 31, 2024.

38.5 Net Cash Flow from Changes in Subsidiaries

The net cash outflows arising from acquisition of subsidiaries amount to ~~W~~ 55,504 million, while the net cash inflows arising from the disposal of subsidiaries amount to ~~W~~ 149,152 million for the year ended December 31, 2024.

39. Unconsolidated Structured Entities

39.1 Nature, purpose, and activities of the unconsolidated structured entities and how the structured entities are financed, are as follows:

Nature	Purpose	Activity	Method of financing
Asset-backed securitization	Early cash generation through transfer of securitized assets Fees earned through services to SPC, such as providing lines of credit and ABCP purchase commitments	Fulfillment of asset-backed securitization plan Purchase and collection of securitized assets Issuance and repayment of ABS and ABCP	Issuance of ABS and ABCP based on securitized assets

Structured financing	Granting PF loans to SOC and real estate Granting loans to ships/aircrafts SPC Project financing to M&A and others	Construction of SOC and real estate Building ships, construction and purchase of aircrafts M&A	Loan commitments through credit line, providing credit line, and investment agreements

Investment funds	Investment in beneficiary certificates Investment in PEF and partnerships	Management of fund assets Payment of fund fees and allocation of fund profits	Sales of beneficiary certificate instruments Investment from general partners and limited partners

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

39.2 Details of the scale of unconsolidated structured entities and nature of the risks associated with the Group’s interests in unconsolidated structured entities as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024
	Asset-backed securitization	Structured financing	Investment funds	Total
Total assets of unconsolidated structured entities	107,755,434	83,054,620	464,450,118	655,260,172

Carrying amount in the financial statements
Assets:
Financial assets at fair value through profit or loss	29,371	35,811	6,689,471	6,754,653
Loans measured at amortized cost	531,021	7,127,982	126,989	7,785,992
Financial investments	9,892,484	—	12,317	9,904,801
Investments in associates	—	—	394,666	394,666
Other assets	—	389	41,107	41,496

	10,452,876	7,164,182	7,264,550	24,881,608

Liabilities:
Deposits	355,385	2,511,200	120,289	2,986,874
Derivative financial liabilities	—	—	18,383	18,383
Other liabilities	951	5,422	444	6,817

	356,336	2,516,622	139,116	3,012,074

Maximum exposure
Assets held *	10,452,876	7,164,182	7,264,550	24,881,608
Purchase and investment commitments	440,000	—	4,267,362	4,707,362
Acceptances and guarantees and unused line of credit	4,311,893	1,601,847	—	5,913,740

	15,204,769	8,766,029	11,531,912	35,502,710

Methods of determining the maximum exposure	Providing lines of credit / Unproviding lines of credit / Purchase commitments/ Investment commitments	Acceptances and guarantees / Unproviding lines of credit	Purchase commitments /Investment commitments

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

39.2 Details of the scale of unconsolidated structured entities and nature of the risks associated with the Group’s interests in unconsolidated structured entities as of December 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2023
	Asset-backed securitization	Structured Financing	Investment funds	Total
Total assets of unconsolidated structured entities	94,183,359	64,863,161	344,618,252	503,664,772

Carrying amount in the financial statements
Assets:
Financial assets at fair value through profit or loss	48,532	33,682	6,076,725	6,158,939
Loans measured at amortized cost	306,145	7,188,263	—	7,494,408
Financial investments	9,878,280	—	8,510	9,886,790
Investments in associates	—	—	396,106	396,106
Other assets	—	528	2	530

	10,232,957	7,222,473	6,481,343	23,936,773

Liabilities:
Deposits	359,418	2,202,888	64,478	2,626,784
Derivative financial liabilities	—	—	48,678	48,678
Other liabilities	1,650	3,482	7,261	12,393

	361,068	2,206,370	120,417	2,687,855

Maximum exposure
Assets held *	10,232,957	7,222,473	6,481,343	23,936,773
Purchase and investment commitments	440,000	—	4,275,238	4,715,238
Acceptances and guarantees and unused line of credit	4,906,963	1,726,555	—	6,633,518

	15,579,920	8,949,028	10,756,581	35,285,529

Methods of determining the maximum exposure	Providing lines of credit / Purchase commitments/ Acceptances and guarantees / Investment commitments	Acceptances and guarantees / Providing lines of credit	Purchase commitments /Investment commitments

*	Maximum exposure includes the asset amounts, after deducting losses (provisions for credit losses, impairment losses, and others), recognized in the consolidated financial statements of the Group.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

40. Leases

40.1 The Group as a Lessee

40.1.1 Amounts recognized in the consolidated statements of financial position related to leases as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024	December 31, 2023
Right-of-use property and equipment: *
Real estate	745,807	349,485
Vehicles	9,641	11,137
Others	2,048	2,514

	757,496	363,136

Right-of-use intangible assets *	588	1,595

	758,084	364,731

Lease liabilities *	751,935	366,112

*	Included in property and equipment, intangible assets, and other liabilities.

40.1.2 Amounts recognized in the consolidated statements of comprehensive income related to leases for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024	2023
Depreciation and amortization of right-of-use assets:
Real estate	251,513	195,707
Vehicles	11,895	12,327
Others	1,142	2,089
Intangible asset	1,007	1,007

	265,557	211,130

Interest expenses on the lease liabilities	31,490	13,234
Expense relating to short-term lease	2,347	2,998
Expense relating to lease of low-value assets that are not short-term lease	3,667	4,156

Total lease cash outflows for the years ended December 31, 2024 and 2023, are ~~W~~ 214,930 million and ~~W~~ 126,300 million, respectively.

40.2 The Group as an Operating Lessor

The future minimum lease payments to be received from the non-cancellable lease contracts as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024	December 31, 2023
Up to 1 year	13,422	23,525
1-5 years	13,511	35,984
Over 5 years	1,403	—

	28,336	59,508

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

41. Related Party Transactions

According to Korean IFRS No.1024, the Group includes the Parent, the Parent’s subsidiaries, associates, associates of the Parent’s subsidiaries, associates of the Parent, key management personnel (including family members), and post-employment benefit plans of the Group and its related party companies in the scope of related parties. The Group discloses balances (receivables and payables) and other amounts arising from transactions with related parties in the notes to the consolidated financial statements. Refer to Note 13 for details of investments in associates.

Key management personnel include the executives of the Parent Company and the executives (managing director and above) of the Bank, and companies where the executives and/or their close family members have control or joint control.

41.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)		2024	2023
Parent
KB Financial Group Inc.	Fee and commission income	9,993	10,063
	Other operating income	32	95
	Other non-operating income	2,905	2,377
	Interest expense	10,816	11,985
	Other operating expenses	4	5
	General and administrative expenses	1,327	1,259
Parent’s subsidiaries
KB Asset Management Co., Ltd.	Fee and commission income	4,189	2,034
	Gains on financial instruments at fair value through profit or loss	168	—
	Other non-operating income	5	3
	Interest expense	344	235
	Fee and commission expense	898	874
	General and administrative expenses	500	500
KB Real Estate Trust Co., Ltd.	Fee and commission income	290	292
	Other non-operating income	75	66
	Interest expense	515	205
	Fee and commission expense	7,177	6,382
KB Investment Co., Ltd.	Fee and commission income	100	78
	Other non-operating income	5	3
	Interest expense	1,571	2,674

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

41.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)		2024	2023
KB Kookmin Card Co., Ltd.	Interest income	21,507	19,696
	Fee and commission income	125,923	156,497
	Gains on financial instruments at fair value through profit or loss	2,005	—
	Reversal of credit losses	76	—
	Other non-operating income	3,767	2,800
	Interest expense	3,693	2,316
	Fee and commission expense	28,111	24,363
	Losses on financial instruments at fair value through profit or loss	21,431	3,019
	Provision for credit losses	—	1,929
	General and administrative expenses	92	19
KB Data System Co., Ltd.	Fee and commission income	3,391	3,083
	Other non-operating income	239	236
	Interest expense	338	349
	Fee and commission expense	475	—
	Other operating expenses	578	491
	General and administrative expenses	94,563	98,049
KB Savings Bank Co., Ltd.	Fee and commission income	442	796
	Other non-operating income	106	71
	Interest expense	22	18
	Fee and commission expense	4	—
	General and administrative expenses	2	4
KB Capital Co., Ltd.	Interest income	3,871	3,588
	Fee and commission income	4,661	4,184
	Gains on financial instruments at fair value through profit or loss	139	298
	Reversal of credit losses	166	—
	Other non-operating income	420	629
	Interest expense	325	698
	Fee and commission expense	127	111
	Losses on financial instruments at fair value through profit or loss	—	29
	Provision for credit losses	—	138
	General and administrative expenses	117	87

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

41.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)		2024	2023
KB Securities Co., Ltd.	Interest income	10,296	15,227
	Fee and commission income	28,576	33,658
	Gains on financial instruments at fair value through profit or loss	102,750	157,397
	Other operating income	(70)	—
	Reversal of credit losses	220	—
	Other non-operating income	6,486	5,491
	Interest expense	8,295	10,876
	Fee and commission expense	3,041	1,554
	Losses on financial instruments at fair value through profit or loss	152,360	228,537
	Other operating expenses	263	—
	Provision for credit losses	—	339
	General and administrative expenses	3,885	4,052
KB Insurance Co., Ltd.	Interest income	6	6
	Fee and commission income	22,741	28,124
	Gains on financial instruments at fair value through profit or loss	257,080	69,434
	Reversal of credit losses	3	—
	Other non-operating income	2,614	2,498
	Interest expense	443	862
	Fee and commission expense	2,255	3,401
	Losses on financial instruments at fair value through profit or loss	17,208	60,534
	Other operating expenses	8	5
	Provision for credit losses	—	26
	Other non-operating expenses	14	—
	General and administrative expenses	14,491	13,398

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

41.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)		2024	2023
KB Life Insurance Co., Ltd.	Interest income	1,309	1,508
	Fee and commission income	28,602	16,530
	Gains on financial instruments at fair value through profit or loss	48,369	8,209
	Reversal of credit losses	6	208
	Other non-operating income	522	591
	Interest expense	6,071	3,400
	Fee and commission expense	609	1,581
	Losses on financial instruments at fair value through profit or loss	—	1,594
	Other operating expenses	5	17
	General and administrative expenses	2,089	2,016
KB STAR REIT Co., Ltd.	Fee and commission income	159	137
	Gains on financial instruments at fair value through profit or loss	37,953	27,731
	Interest expense	784	1,117
	Losses on financial instruments at fair value through profit or loss	2,402	4,568
KB Hanbando BTL Private Special Asset Fund No.1	Fee and commission income	84	96
KB IDF Infra Private Special Asset Fund 1(FoFs)	Fee and commission income	5	7
KB Muni bond Private Securities Fund No.1 (USD)	Fee and commission income	11	10
KB Global Private Real Estate Fund No.1 (FoFs)	Fee and commission income	12	11
KB Star Office Private Real Estate Feeder Fund No.4	Interest income	748	760
	Fee and commission income	37	37
	Reversal of credit losses	—	1
	Interest expense	—	(2)
KB Global Core Bond Securities Feeder Fund(Bond)	Fee and commission income	15	14
KB New Renewable Energy Private Special Asset Fund No.1	Fee and commission income	9	9
KB Renewable Private SpecialAsset Fund 3	Fee and commission income	5	1

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

41.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)		2024	2023
KB North America Private Real Estate Debt Fund No.1	Fee and commission income	3	3
	Gains on financial instruments at fair value through profit or loss	5,205	1,798
	Losses on financial instruments at fair value through profit or loss	—	591
KB North America Private Real Estate Debt Fund No.3 *	Fee and commission income	6	11
	Gains on financial instruments at fair value through profit or loss	9,270	10,096
	Losses on financial instruments at fair value through profit or loss	41	5,802
KB Europe Renewable Private Special Asset Fund No.2 (EUR)(SOC-FoFs)	Fee and commission income	7	6
KB Global Infra Private Special Asset Fund No.6	Fee and commission income	5	—
KB Global Infrastructure Synergy Private Special Asset Fund (Monetary Receivables)	Fee and commission income	4	4
	Gains on financial instruments at fair value through profit or loss	—	917
	Losses on financial instruments at fair value through profit or loss	166	—
KB BMO Senior Loan Private Special Asset Fund No.1	Fee and commission income	9	11
	Gains on financial instruments at fair value through profit or loss	—	3,037
KB BMO Senior Loan Private Special Asset Fund No.2(USD)	Fee and commission income	9	10
KB BMO Senior Loan Private Special Asset Fund No.4(USD)	Fee and commission income	8	8
	Gains on financial instruments at fair value through profit or loss	—	1,622
KB BMO Senior Loan Private Special Asset Fund No.5(Loan-FOFs)	Fee and commission income	13	13
	Gains on financial instruments at fair value through profit or loss	9,874	5,862
	Losses on financial instruments at fair value through profit or loss	—	2,075
KB New Renewable Green New Deal Private Special Asset No.2	Fee and commission income	12	11
KB Sinansan Line Private Special Asset Fund(SOC)	Fee and commission income	42	33

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

41.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)		2024	2023
KB Global Private Real Estate Fund No.11 (FoFs)	Fee and commission income	6	5
KB Global Private Real Estate Fund No.15	Fee and commission income	16	15
	Gains on financial instruments at fair value through profit or loss	8,701	734
	Losses on financial instruments at fair value through profit or loss	198	340
KB Global Private Real Estate Fund No.17 (FoFs)	Fee and commission income	7	4
KB Global Private Real Estate Fund No.22 (FoFs)	Fee and commission income	1	1
	Gains on financial instruments at fair value through profit or loss	1,055	293
	Losses on financial instruments at fair value through profit or loss	8	13
KB Global Private Real Estate Fund No.27 (FoFs)	Fee and commission income	11	11
	Gains on financial instruments at fair value through profit or loss	6,354	2,375
KB Global Private Real Estate Debt Fund No.29	Fee and commission income	4	4
	Gains on financial instruments at fair value through profit or loss	855	—
KB Global Private Real Estate Fund No.30 (FoFs)	Fee and commission income	1	—
	Gains on financial instruments at fair value through profit or loss	871	—
	Losses on financial instruments at fair value through profit or loss	—	84
KB Global Private Real Estate Fund No.31 (FoFs)	Fee and commission income	2	—
KB MCF Senior Loan Private Special Asset Fund No.3(FoFs)	Fee and commission income	62	62
KB New Deal Infra Private Special Asset Fund	Fee and commission income	21	9
KB Korea Infrastructure Credit Guarantee Private Special Asset No.1	Fee and commission income	15	16
KB Wise Star Private Real Estate No.19 *	Fee and commission income	2	4
KB Wise Star Private Real Estate22	Interest income	1,900	344
	Fee and commission income	36	3,847
	Provision for credit losses	—	3

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

41.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)		2024	2023
Hanwha Europe Credit Private Fund No.16 (FOF)	Gains on financial instruments at fair value through profit or loss	3,665	3,001
	Losses on financial instruments at fair value through profit or loss	369	775
KB IDF Infra Private Special Asset Fund 13(FoFs)	Fee and commission income	14	9
	Gains on financial instruments at fair value through profit or loss	8,482	1,327
	Losses on financial instruments at fair value through profit or loss	1,231	1,041
KB Logistics Blind Private Real Estate Fund No.1	Interest income	2,282	2,415
	Fee and commission income	30	88
	Interest expense	15	—
	Provision for credit losses	8,795	4
KB Aircraft Private Special Asset Fund No.1	Fee and commission income	11	12
	Gains on financial instruments at fair value through profit or loss	—	5,874
	Losses on financial instruments at fair value through profit or loss	—	37
KB Aircraft Private Special Asset Fund No.2	Fee and commission income	2	—
KB Star ESG Prime Mid-Short Bond Securities Feeder Fund(Bond)	Fee and commission income	45	24
KB Oaktree Private Special Asset Fund No.3	Fee and commission income	3	3
KB GK Project Private Special Asset Fund No.3	Fee and commission income	41	43
KB IDF Infra Note Private SpecialAsset Fund 14	Fee and commission income	13	9
	Gains on financial instruments at fair value through profit or loss	9,818	1,184
	Losses on financial instruments at fair value through profit or loss	1,081	2,102
KB ASF Infra Private Special Asset Fund(FoFs)	Fee and commission income	3	2
	Gains on financial instruments at fair value through profit or loss	—	325
KB Duke Private Special Asset Fund *	Fee and commission income	1	4

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

41.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)		2024	2023
KB Core Blind Private Real Estate Fund No.2	Interest income	129	—
	Fee and commission income	5	3
	Provision for credit losses	72	—
KB Star Reits Private Real Estate Feeder Fund No.1 (FoFs)	Fee and commission income	4	4
KB Star Reits Private Real Estate Feeder Fund No.2 (FoFs)	Fee and commission income	7	7
KB PF Blind Private Real Estate Fund 2	Fee and commission income	1	1
HSBC Senior UK Direct Lending Fund 2020 RAIF SICAV-S.A.	Fee and commission income	3	2
NB Private Debt Fund IV LUX (B) SCSP	Fee and commission income	3	3
KB Europe Renewable Private Special Asset Fund No.3	Fee and commission income	5	3
	Gains on financial instruments at fair value through profit or loss	587	244
	Losses on financial instruments at fair value through profit or loss	18	204
KB Korea Short Term Premium Private Securities No.34(USD)(Bond) *	Fee and commission income	—	9
	Gains on financial instruments at fair value through profit or loss	—	199
	Losses on financial instruments at fair value through profit or loss	3,499	2,396
KB Korea Short Term Premium Private Securities No.35(USD)(Bond) *	Fee and commission income	1	6
	Losses on financial instruments at fair value through profit or loss	3,342	2,386
KB Korea Short Term Premium Private Securities Fund 43(USD)(Bond)	Fee and commission income	—	1
	Gains on financial instruments at fair value through profit or loss	—	746
	Losses on financial instruments at fair value through profit or loss	6,482	—
KB RISE Money Market Active ETF(Bond) *	Interest expense	—	21
KB Money Market Active ETF (Bond) *	Fee and commission income	9	13
KB NA Jefferies Private Special Asset Fund 1(USD)(FoFs)	Fee and commission income	4	2
KB RISE Fixed Short-Term MSB ETF *	Interest expense	(17)	(3)

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

41.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)		2024	2023
KB Europe ICG PDF Private SpecialAsset Fund 4(FoFs)	Fee and commission income	2	—
	Gains on financial instruments at fair value through profit or loss	689	72
	Losses on financial instruments at fair value through profit or loss	40	—
KB Star Institutional USD MMF1(USD)	Fee and commission income	13	4
KB Senior Loan Private Fund 5-1	Fee and commission income	8	1
KB Core Plus Blind Private RealEstate Fund 1	Fee and commission income	14	2
KB Daegu Busan Highway Private Special Asset Fund(SOC)	Fee and commission income	38	1
KB Daegu Busan Highway Private Special Asset Fund No.2(SOC)	Fee and commission income	6	—
KB Apax Global Buyout PrivateFund 1	Gains on financial instruments at fair value through profit or loss	75	—
	Losses on financial instruments at fair value through profit or loss	6	—
KB RISE Short-term KTB Active ETF *	Interest expense	(26)	—
KB Star Mid Term G.B.F.I C-F Class	Fee and commission income	19	—
KB Multi Alpha Plus Private Fund No.1 *	Fee and commission income	—	7
KB Korea Short Term Premium Private Securities No.25(USD)(Bond) *	Fee and commission income	—	1
	Gains on financial instruments at fair value through profit or loss	—	1,254
KB Korea Short Term Premium Private Securities No.26(USD)(Bond) *	Fee and commission income	—	1
	Gains on financial instruments at fair value through profit or loss	—	1,073
KB Korea Short Term Premium Private Securities No.27(USD)(Bond) *	Fee and commission income	—	2
	Losses on financial instruments at fair value through profit or loss	—	451
KB Korea Short Term Premium Private Securities No.32(USD)(Bond) *	Fee and commission income	—	2
	Losses on financial instruments at fair value through profit or loss	—	2,697
KB Korea Short Term Premium Private Securities No.33(USD)(Bond) *	Fee and commission income	—	7
	Losses on financial instruments at fair value through profit or loss	—	3,152

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

41.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)		2024	2023
Associates
Korea Credit Bureau Co., Ltd.	Fee and commission income	52	52
	Interest expense	1	1
	Fee and commission expense	2,407	2,444
	Other operating expenses	11	15
Incheon Bridge Co., Ltd.	Interest income	14,006	10,420
	Fee and commission income	34	28
	Gains on financial instruments at fair value through profit or loss	2,129	334
	Reversal of credit losses	7	—
	Interest expense	986	979
	Fee and commission expense	9	7
	Provision for credit losses	—	52
MJT&I Corp.	Other non-operating expenses	—	1
Dongjo Co., Ltd.	Interest income	34	36
Skydigital Inc.	Fee and commission income	2	3
TMAPMOBILITY CO.,LTD.	Fee and commission income	2	—
	Interest expense	3,077	1,460
Taeyoungjungkong Co., Ltd.	Interest income	—	2
KB High-Tech Company Investment Fund	Interest expense	99	39
Aju Good Technology Venture Fund	Interest expense	3	111
KB Digital Innovation & Growth New Technology Business Investment Fund	Interest expense	1	1
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	Interest expense	4	4
KB Global Platform Fund	Interest expense	80	149
WJ Private Equity Fund No.1	Fee and commission income	7	7
KB Smart Scale Up Fund	Interest expense	161	—
KB Bio Global Expansion Private Equity Fund No.1	Interest expense	3	49
KB Digital Platform Fund	Interest expense	35	71
KY Global Cell & Gene Private Equity Fund 2nd *	Interest expense	(38)	42
Associates of Parent
Star-Lord General Investors Private Real Estate Investment Company No.10	Interest income	5,939	5,934
	Interest expense	95	104
	Provision for credit losses	1	4
Associates of Parent’s subsidiaries
Food Factory Co., Ltd.	Interest income	46	62
	Reversal of credit losses	—	2
	Interest expense	1	1
Banksalad Co., Ltd.	Fee and commission income	36	37
Spark Biopharma Inc.	Interest expense	293	468
Channel Corporation	Interest expense	10	67

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

41.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)		2024	2023
COSES GT Co., Ltd. *	Interest income	—	21
	Reversal of credit losses	—	5
ASSEMBLE CORPORATION	Interest income	117	88
	Fee and commission income	1	1
	Reversal of credit losses	20	—
	Provision for credit losses	—	47
S&E Bio Co., Ltd.	Interest income	44	—
	Interest expense	16	43
	Provision for credit losses	13	—
Contents First Inc.	Interest income	482	346
	Fee and commission income	1	1
	Interest expense	36	73
	Provision for credit losses	5	3
Pin Therapeutics Inc.	Interest expense	154	101
SuperNGine Co., Ltd.	Interest income	43	25
	Fee and commission income	—	1
	Provision for credit losses	33	6
Desilo Inc.	Interest income	14	13
	Provision for credit losses	—	3
Turing Co., Ltd.	Interest income	61	24
	Reversal of credit losses	8	—
	Interest expense	29	7
	Provision for credit losses	—	14
Grinergy *	Interest expense	—	1
KB No.21 Special Purpose Acquisition Company	Interest expense	75	68
KB No.22 Special Purpose Acquisition Company *	Interest expense	1	2
KB No.25 Special Purpose Acquisition Company	Interest expense	53	39
KB No.26 Special Purpose Acquisition Company	Interest expense	57	38
KB No.27 Special Purpose Acquisition Company	Interest expense	158	65
KB No.28 Special Purpose Acquisition Company	Interest expense	45	—
KB No.29 Special Purpose Acquisition Company	Interest expense	43	—
KB No.30 Special Purpose Acquisition Company	Interest expense	21	—
KB No.31 Special Purpose Acquisition Company	Interest expense	13	—
TeamSparta Inc.	Fee and commission income	3	—
	Interest expense	165	212
Chabot Mobility Co., Ltd.	Fee and commission income	1	—
	Interest expense	1	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

41.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)		2024	2023
Wemade Connect Co., Ltd.	Interest expense	270	316
Nextrade Co., Ltd.	Interest expense	2,481	2,911
Bitgoeul Cheomdan Green 1st Co., Ltd.	Interest expense	1	1
3D Interactive Co., Ltd.	Fee and commission income	—	7
	Interest expense	1	10
Bigwave Robotics Crop.	Interest income	—	(1)
	Interest expense	6	1
New Daegu Busan Expressway Co., Ltd.	Interest income	2,458	—
	Reversal of credit losses	3	—
	Interest expense	3,680	—
AIM FUTURE, Inc.	Interest income	44	—
	Interest expense	48	—
	Provision for credit losses	3	—
ADP Holdings Co., Ltd.	Interest expense	61	—
ADPGREEN	Interest expense	26	—
Logpresso Inc.	Interest expense	3	—
Onheal Co., Ltd.	Interest expense	(20)	—
DYNE MEDICAL GROUP Inc.	Interest income	26	—
	Fee and commission income	1	—
	Interest expense	118	—
	Provision for credit losses	14	—
SDT Inc.	Interest expense	13	—
TriOar Inc.	Interest expense	235	—
Yeoulhyulgangho	Interest expense	1	—
Allra Fintech Corp.	Interest expense	17	—
KB-FT Green Growth 1st Technology Investment Association	Interest expense	12	14
KG Capital Co., Ltd. *	Fee and commission income	—	2
KB No.23 Special Purpose Acquisition Company *	Interest expense	—	46
KB No.24 Special Purpose Acquisition Company *	Interest expense	—	7
Others
Retirement pension	Fee and commission income	1,720	1,567
	Interest expense	47	27

*	Excluded from the Group’s related party as of December 31, 2024.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

41.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)		December 31, 2024	December 31, 2023
Parent
KB Financial Group Inc.	Other assets	20	45
	Deposits	316,781	114,336
	Other liabilities	468,312	309,665
Parent’s subsidiaries
KB Asset Management Co., Ltd.	Other assets	508	441
	Deposits	19,305	11,709
	Other liabilities [2]	1,183	1,400
KB Real Estate Trust Co., Ltd.	Other assets	2	2
	Deposits	2,324	23,135
	Other liabilities [3]	2,267	2,273
KB Investment Co., Ltd.	Deposits	41,110	66,778
	Other liabilities	94	640
KB Kookmin Card Co., Ltd.	Derivative assets	2,005	—
	Loans measured at amortized cost (gross amount)	268,264	212,001
	Allowances for credit losses	913	969
	Financial investments	9,566	—
	Other assets	20,205	21,085
	Derivative liabilities	22,744	3,018
	Deposits	269,396	156,578
	Provisions	1,568	1,589
	Other liabilities	72,129	69,531
KB Data System Co., Ltd.	Other assets	603	453
	Deposits	30,222	18,257
	Other liabilities	267	7,461
KB Savings Bank Co., Ltd.	Other liabilities	689	689
KB Capital Co., Ltd.	Loans measured at amortized cost (gross amount)	54,697	41,622
	Allowances for credit losses	180	209
	Other assets	385	252
	Derivative liabilities	—	29
	Deposits	447,402	227,893
	Provisions	26	163
	Other liabilities	2,838	2,996
KB Securities Co., Ltd.	Cash and due from financial institutions	6,380	6,843
	Derivative assets	75,249	66,731
	Loans measured at amortized cost (gross amount)	122,249	338,290
	Allowances for credit losses	294	516
	Other assets	6,855	7,762
	Derivative liabilities	101,601	53,280
	Deposits	499,092	381,909
	Provisions	162	216
	Other liabilities[4]	29,212	28,338
KB Insurance Co., Ltd.	Derivative assets	185,401	95,728
	Other assets	4,626	14,537
	Derivative liabilities	16,322	28,401
	Deposits	22,980	142,229
	Provisions	30	33
	Other liabilities [5]	17,295	54,892

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

41.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2024	December 31, 2023
KB Life Insurance Co., Ltd.	Derivative assets	28,146	9,714
	Loans measured at amortized cost (gross amount)	25,260	30,271
	Allowances for credit losses	13	19
	Other assets	6,476	5,848
	Derivative liabilities	—	1,228
	Deposits	15,825	13,134
	Debentures	20,000	20,000
	Provisions	2	2
	Other liabilities [6]	51,387	50,581
KB STAR REIT Co., Ltd.	Derivative assets	54,285	19,443
	Other assets	64	64
	Deposits	19,013	35,975
	Other liabilities	19	331
KB Hanbando BTL Private Special Asset Fund No.1	Other assets	20	23
KB IDF Infra Private Special Asset Fund 1(FoFs)	Other assets	—	1
KB Muni bond Private Securities Fund No.1 (USD)	Other assets	2	2
KB Global Private Real Estate Fund No.1 (FoFs)	Other assets	3	3
KB Star Office Private Real Estate Feeder Fund No.4	Loans measured at amortized cost (gross amount)	20,000	20,000
	Allowances for credit losses	3	3
	Other assets	1	13
KB Global Core Bond Securities Feeder Fund(Bond)	Other assets	2	2
KB New Renewable Energy Private Special Asset Fund No.1	Other assets	2	2
KB Renewable Private SpecialAsset Fund 3	Other assets	1	1
KB North America Private Real Estate Debt Fund No.1	Derivative assets	3,091	—
	Other assets	1	1
	Derivative liabilities	—	399
KB North America Private Real Estate Debt Fund No.3 [1]	Other assets	—	3
	Derivative liabilities	—	3,822
KB Europe Renewable Private Special Asset Fund No.2 (EUR)(SOC-FoFs)	Other assets	2	2
KB Global Infra Private Special Asset Fund No.6	Other assets	2	—
KB Global Infrastructure Synergy Private Special Asset Fund (Monetary Receivables)	Derivative assets	—	799
	Other assets	1	1
KB BMO Senior Loan Private Special Asset Fund No.1	Other assets	2	3
KB BMO Senior Loan Private Special Asset Fund No.2(USD)	Other assets	2	2
KB BMO Senior Loan Private Special Asset Fund No.4(USD)	Other assets	2	2

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

41.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2024	December 31, 2023
KB BMO Senior Loan Private Special Asset Fund No.5(Loan-FOFs)	Derivative assets	3,409	—
	Other assets	3	3
	Derivative liabilities	—	1,846
KB New Renewable Green New Deal Private Special Asset No.2	Other assets	3	3
KB Sinansan Line Private Special Asset Fund(SOC)	Other assets	11	9
KB Global Private Real Estate Fund No.11 (FoFs)	Other assets	1	1
KB Global Private Real Estate Fund No.15	Derivative assets	6,396	59
	Other assets	3	3
	Derivative liabilities	—	1,712
KB Global Private Real Estate Fund No.17 (FoFs)	Other assets	2	1
KB Global Private Real Estate Fund No.22 (FoFs)	Derivative assets	1,325	272
KB Global Private Real Estate Fund No.27 (FoFs)	Derivative assets	8,336	1,982
	Other assets	1	1
KB Global Private Real Estate Debt Fund No.29	Derivative assets	841	—
KB Global Private Real Estate Fund No.30 (FoFs)	Derivative assets	779	—
	Derivative liabilities	—	84
KB Global Private Real Estate Fund No.31 (FoFs)	Other assets	2	—
KB MCF Senior Loan Private Special Asset Fund No.3(FoFs)	Other assets	15	16
KB New Deal Infra Private Special Asset Fund	Other assets	6	3
KB Korea Infrastructure Credit Guarantee Private Special Asset No.1	Other assets	3	3
KB Wise Star Private Real Estate22	Loans measured at amortized cost (gross amount)	38,000	38,000
	Allowances for credit losses	3	3
	Other assets	349	350
Hanwha Europe Credit Private Fund No.16 (FOF)	Derivative assets	3,245	90
	Derivative liabilities	—	644
KB IDF Infra Private Special Asset Fund 13(FoFs)	Derivative assets	5,436	—
	Other assets	4	3
	Derivative liabilities	—	494
KB Logistics Blind Private Real Estate Fund No.1	Loans measured at amortized cost (gross amount)	40,000	52,500
	Allowances for credit losses	8,729	6
	Other assets	262	366
	Deposits	1,237	—
	Other liabilities	15	—
KB Aircraft Private Special Asset Fund No.1	Other assets	2	2
KB Aircraft Private Special Asset Fund No.2	Other assets	1	—
KB Star ESG Prime Mid-Short Bond Securities Feeder Fund(Bond)	Other assets	1	3

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

41.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2024	December 31, 2023
KB GK Project Private Special Asset Fund No.3	Other assets	5	5
KB IDF Infra Note Private SpecialAsset Fund 14	Derivative assets	5,339	—
	Other assets	3	3
	Derivative liabilities	—	997
KB ASF Infra Private Special Asset Fund(FoFs)	Other assets	1	1
KB Duke Private Special Asset Fund [1]	Other assets	—	1
KB Core Blind Private Real Estate Fund No.2	Loans measured at amortized cost (gross amount)	44,428	—
	Allowances for credit losses	71	—
	Other assets	504	1
	Deposits	643	—
KB Star Reits Private Real Estate Feeder Fund No.1 (FoFs)	Other assets	2	2
KB Star Reits Private Real Estate Feeder Fund No.2 (FoFs)	Other assets	4	3
KB PF Blind Private Real Estate Fund 2	Other assets	2	1
HSBC Senior UK Direct Lending Fund 2020 RAIF SICAV-S.A.	Other assets	1	1
NB Private Debt Fund IV LUX (B) SCSP	Other assets	1	1
KB Europe Renewable Private Special Asset Fund No.3	Derivative assets	225	99
	Other assets	1	1
KB Korea Short Term Premium Private Securities No.34(USD)(Bond) [1]	Derivative assets	—	199
KB Korea Short Term Premium Private Securities No.35(USD)(Bond) [1]	Other assets	—	1
	Derivative liabilities	—	2,386
KB Korea Short Term Premium Private Securities Fund 43(USD)(Bond)	Derivative assets	—	746
	Other assets	—	1
	Derivative liabilities	2,978	—
KB Money Market Active ETF (Bond) [1]	Other assets	—	3
KB NA Jefferies Private Special Asset Fund 1(USD)(FoFs)	Other assets	1	2
KB Europe ICG PDF Private SpecialAsset Fund 4(FoFs)	Derivative assets	186	55
KB Star Institutional USD MMF1(USD)	Other assets	1	2
KB Senior Loan Private Fund 5-1	Other assets	2	1
KB Core Plus Blind Private RealEstate Fund 1	Other assets	2	2
KB Daegu Busan Highway Private Special Asset Fund(SOC)	Other assets	1	1
KB Apax Global Buyout PrivateFund 1	Derivative assets	75	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

41.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2024	December 31, 2023
Associates
Korea Credit Bureau Co., Ltd.	Deposits	40,570	17,003
Incheon Bridge Co., Ltd.	Financial assets at fair value through profit or loss	35,411	33,282
	Loans measured at amortized cost (gross amount)	70,000	80,500
	Allowances for credit losses	27	34
	Other assets	389	528
	Deposits	43,867	40,992
	Provisions	30	33
	Other liabilities	442	504
Jungdo Co., Ltd.	Deposits	4	4
Dae-A Leisure Co., Ltd.	Deposits	—	150
Iwon Alloy Co., Ltd.	Deposits	2	1
Skydigital Inc.	Deposits	30	65
TMAPMOBILITY CO.,LTD.	Deposits	100,010	80,016
	Other liabilities	547	759
KB High-Tech Company Investment Fund	Deposits	11,615	2,935
	Other liabilities	65	18
Aju Good Technology Venture Fund	Deposits	1,809	1,202
	Other liabilities	—	1
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits	39	46
KB Digital Innovation & Growth New Technology Business Investment Fund	Deposits	388	572
KB Global Platform Fund	Deposits	12,109	5,774
	Other liabilities	7	4
WJ Private Equity Fund No.1	Other assets	2	2
	Deposits	46	103
KB Smart Scale Up Fund	Deposits	40,000	—
	Other liabilities	161	—
KB Bio Global Expansion Private Equity Fund No.1	Deposits	—	1,400
	Other liabilities	—	10
KB Digital Platform Fund	Deposits	8,000	—
	Other liabilities	35	—
KY Global Cell & Gene Private Equity Fund 2nd 1	Deposits	—	3,790
	Other liabilities	—	42
Associates of Parent
Star-Lord General Investors Private Real Estate Investment Company No.10	Loans measured at amortized cost (gross amount)	149,898	149,590
	Allowances for credit losses	5	5
	Other assets	3,240	3,191
Associates of Parent’s subsidiaries
RAND Bio Science Co., Ltd.	Deposits	4	4
Food Factory Co., Ltd.	Loans measured at amortized cost (gross amount)	1,755	2,133
	Allowances for credit losses	1	2
	Other assets	4	5
	Deposits	907	629
	Other liabilities	1	1
Big Dipper Co., Ltd.	Deposits	123	40

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

41.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2024	December 31, 2023
Spark Biopharma Inc.	Deposits	4,759	11,419
	Other liabilities	22	90
Wyatt Corp.	Deposits	1	1
CellinCells Co., Ltd.	Deposits	13	37
Channel Corporation	Deposits	6	2,030
	Other liabilities	—	11
COSES GT Co., Ltd. [1]	Deposits	—	1
ASSEMBLE CORPORATION	Loans measured at amortized cost (gross amount)	2,000	2,150
	Allowances for credit losses	41	61
	Other assets	11	5
	Deposits	18	78
	Other liabilities	1	1
S&E Bio Co., Ltd.	Loans measured at amortized cost (gross amount)	2,000	—
	Allowances for credit losses	13	—
	Other assets	3	—
	Deposits	772	2,342
	Other liabilities	3	13
4N Inc.	Deposits	4	49
Xenohelix Co., Ltd	Deposits	302	904
Contents First Inc.	Loans measured at amortized cost (gross amount)	10,000	10,000
	Allowances for credit losses	10	4
	Other assets	3	4
	Deposits	729	1,072
	Other liabilities	4	6
Newavel Co., Ltd.	Deposits	—	46
Pin Therapeutics Inc.	Deposits	11,133	265
	Other liabilities	117	—
SuperNGine Co., Ltd.	Loans measured at amortized cost (gross amount)	480	600
	Allowances for credit losses	39	6
	Other assets	1	1
	Deposits	217	69
Desilo Inc.	Loans measured at amortized cost (gross amount)	300	300
	Allowances for credit losses	5	5
	Deposits	3	3
Turing Co., Ltd.	Loans measured at amortized cost (gross amount)	900	1,901
	Allowances for credit losses	6	14
	Other assets	2	11
	Deposits	819	1,726
	Other liabilities	—	6
ZIPDOC Inc.	Deposits	1	181
KB No.21 Special Purpose Acquisition Company	Deposits	2,247	2,261
	Other liabilities	36	38
KB No.22 Special Purpose Acquisition Company [1]	Deposits	—	1,848
KB No.25 Special Purpose Acquisition Company	Deposits	1,545	1,586
	Other liabilities	39	39

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

41.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2024	December 31, 2023
KB No.26 Special Purpose Acquisition Company	Deposits	1,763	1,761
	Other liabilities	31	37
KB No.27 Special Purpose Acquisition Company	Deposits	4,613	4,497
	Other liabilities	55	65
KB No.28 Special Purpose Acquisition Company	Deposits	1,910	—
	Other liabilities	45	—
KB No.29 Special Purpose Acquisition Company	Deposits	2,338	—
	Other liabilities	43	—
KB No.30 Special Purpose Acquisition Company	Deposits	1,786	—
	Other liabilities	20	—
KB No.31 Special Purpose Acquisition Company	Deposits	2,352	—
	Other liabilities	13	—
TeamSparta Inc.	Deposits	18,635	7,672
	Other liabilities	34	62
Chabot Mobility Co., Ltd.	Deposits	631	164
Wemade Connect Co., Ltd.	Deposits	5,465	8,843
	Other liabilities	38	53
Nextrade Co., Ltd.	Deposits	15,281	56,203
	Other liabilities	1,579	3,174
Bitgoeul Cheomdan Green 1st Co., Ltd.	Deposits	1,239	833
3D Interactive Co., Ltd.	Deposits	1,779	1,501
Bigwave Robotics Crop.	Deposits	501	4
	Other liabilities	6	—
New Daegu Busan Expressway Co., Ltd.	Loans measured at amortized cost (gross amount)	24,250	72,742
	Allowances for credit losses	—	4
	Other assets	22	57
	Deposits	150,007	146,169
	Other liabilities	1,928	1,891
AIM FUTURE, Inc.	Loans measured at amortized cost (gross amount)	900	900
	Allowances for credit losses	5	2
	Other assets	1	1
	Deposits	760	3,393
	Other liabilities	—	48
Novorex Inc.	Deposits	6	7
ADP Holdings Co., Ltd.	Deposits	2,058	—
	Other liabilities	7	—
ADPGREEN	Deposits	1,802	—
	Other liabilities	8	—
Logpresso Inc.	Deposits	457	—
Onheal Co., Ltd.	Deposits	5,001	—
DYNE MEDICAL GROUP Inc.	Loans measured at amortized cost (gross amount)	2,007	—
	Allowances for credit losses	14	—
	Other assets	1	—
	Deposits	3,813	—
	Other liabilities	23	—
TriOar Inc.	Deposits	6,054	—
	Other liabilities	73	—
Yeoulhyulgangho	Deposits	456	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

41.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2024	December 31, 2023
Allra Fintech Corp.	Deposits	1,671	—
	Other liabilities	1	—
KB-FT Green Growth 1st Technology Investment Association	Deposits	—	700
	Other liabilities	—	14
Key management personnel	Loans measured at amortized cost (gross amount)	6,556	4,119
	Allowances for credit losses	3	3
	Other assets	8	6
	Deposits	12,922	10,308
	Provisions	1	2
	Other liabilities	496	289
Others
Retirement pension	Other assets	739	364
	Other liabilities	1,215	606

[1]	Excluded from the Group’s related parties as of December 31, 2024.
[2]	Non-controlling interests classified as liabilities include ~~W~~ 822 million and ~~W~~ 1,172 million as of December 31, 2024 and 2023, respectively.
[3]	Non-controlling interests classified as liabilities include ~~W~~ 1,927 million and ~~W~~ 1,932 million as of December 31, 2024 and 2023, respectively.
[4]	Non-controlling interests classified as liabilities include ~~W~~ 433 million and ~~W~~ 1,932 million as of December 31, 2024 and 2023, respectively.
[5]	Non-controlling interests classified as liabilities include ~~W~~ 4,110 million and ~~W~~ 41,449 million as of December 31, 2024 and 2023, respectively.
[6]	Non-controlling interests classified as liabilities include ~~W~~ 13,744 million and ~~W~~ 15,519 million as of December 31, 2024 and 2023, respectively.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

41.3 Details of right-of-use assets and lease liabilities with related parties as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)		December 31, 2024	December 31, 2023
Parent’s subsidiaries
KB Kookmin Card Co., Ltd.	Right-of-use assets	281	302
	Lease liabilities	58	28
KB Securities Co., Ltd.	Right-of-use assets	16,086	18,883
	Lease liabilities	19,623	22,873
KB Insurance Co., Ltd.	Right-of-use assets	10	21
	Lease liabilities	30	35
KB Life Insurance Co., Ltd.	Right-of-use assets	4,074	5,028
	Lease liabilities	4,294	5,190
Associate of Parent
Star-Lord General Investors Private Real Estate Investment Company No.10	Right-of-use assets	3,151	3,319
	Lease liabilities	3,335	3,496

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

41.4 Notional amount of derivative assets and liabilities arising from transactions with related parties as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)		December 31, 2024	December 31, 2023
Parent’s subsidiaries
KB Kookmin Card Co., Ltd.	Notional amount of derivative financial instruments	220,500	128,940
KB Capital Co., Ltd.	Notional amount of derivative financial instruments	—	1,448
KB Securities Co., Ltd.	Notional amount of derivative financial instruments	2,768,719	2,971,395
KB Insurance Co., Ltd.	Notional amount of derivative financial instruments	2,101,840	2,214,458
KB Life Insurance Co., Ltd.	Notional amount of derivative financial instruments	379,796	293,253
KB STAR REIT Co., Ltd.	Notional amount of derivative financial instruments	450,975	444,139
KB North America Private Real Estate Debt Fund No.1	Notional amount of derivative financial instruments	36,750	32,235
KB North America Private Real Estate Debt Fund No.3 *	Notional amount of derivative financial instruments	—	106,376
KB Global Infrastructure Synergy Private Special Asset Fund (Monetary Receivables)	Notional amount of derivative financial instruments	—	44,004
KB BMO Senior Loan Private Special Asset Fund No.5(Loan-FOFs)	Notional amount of derivative financial instruments	36,635	96,806
KB Global Private Real Estate Fund No.15	Notional amount of derivative financial instruments	65,596	57,537
KB Global Private Real Estate Fund No.22 (FoFs)	Notional amount of derivative financial instruments	10,000	8,772
KB Global Private Real Estate Fund No.27 (FoFs)	Notional amount of derivative financial instruments	45,432	39,851
KB Global Private Real Estate Debt Fund No.29 (FoFs)	Notional amount of derivative financial instruments	9,039	—
KB Global Private Real Estate Fund No.30 (FoFs)	Notional amount of derivative financial instruments	8,526	3,491
Hanwha Europe Credit Private Fund No.16 (FOF)	Notional amount of derivative financial instruments	45,955	41,669
KB IDF Infra Private Special Asset Fund 13	Notional amount of derivative financial instruments	58,095	27,771
KB IDF Infra Note Private SpecialAsset Fund 14	Notional amount of derivative financial instruments	63,889	56,051
KB Europe Renewable Private Special Asset Fund No.3	Notional amount of derivative financial instruments	5,375	8,794
KB Korea Short Term Premium Private Securities No.34(USD)(Bond) *	Notional amount of derivative financial instruments	—	39,842
KB Korea Short Term Premium Private Securities No.35(USD)(Bond) *	Notional amount of derivative financial instruments	—	40,745

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

41.4 Notional amount of derivative assets and liabilities arising from transactions with related parties as of December 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2024	December 31, 2023
KB Korea Short Term Premium Private Securities Fund 43(USD)	Notional amount of derivative financial instruments	46,746	41,196
KB Europe ICG PDF Private SpecialAsset Fund 4(FoFs)	Notional amount of derivative financial instruments	3,057	11,413
KB Apax Global Buyout PrivateFund 1	Notional amount of derivative financial instruments	1,100	—

*	Excluded from the Group’s related parties as of December 31, 2024.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

41.5 Details of significant lending transactions with related parties for the years ended December 31, 2024 and 2023, are as follows:

	2024 [1]
(In millions of Korean won)	Beginning	Loan	Collection	Others	Ending
Parent’s subsidiaries
KB Securities Co., Ltd.	338,290	819,958	864,517	(171,482)	122,249
KB Life Insurance Co., Ltd.	30,271	—	5,000	(11)	25,260
KB Kookmin Card Co., Ltd.	212,001	229,290	190,613	27,152	277,830
KB Capital Co., Ltd.	41,622	13,230	—	(155)	54,697
KB Star Office Private Real Estate Feeder Fund No.4	20,000	—	—	—	20,000
KB Logistics Blind Private Real Estate Fund No.1	52,500	—	12,500	—	40,000
KB Wise Star Private Real Estate22	38,000	—	—	—	38,000
KB Core Blind Private Real Estate Fund No.2	—	44,800	—	(372)	44,428
Associates
Incheon Bridge Co., Ltd.	113,782	—	10,500	2,129	105,411
Associate of Parent
Star-Lord General Investors Private Real Estate Investment Company No.10	149,590	—	—	308	149,898
Associates of Parent’s subsidiaries
Food Factory Co., Ltd.	2,133	—	377	(1)	1,755
ASSEMBLE CORPORATION	2,150	—	150	—	2,000
Desilo Inc.	300	—	—	—	300
Contents First Inc.	10,000	1,000	1,000	—	10,000
SuperNGine Co., Ltd.	600	—	120	—	480
Turing Co., Ltd.	1,901	—	1,000	(1)	900
New Daegu Busan Expressway Co., Ltd.	72,742	—	48,505	13	24,250
S&E Bio Co., Ltd.	—	2,000	—	—	2,000
AIM FUTURE, Inc.	900	—	—	—	900
DYNE MEDICAL GROUP Inc.	—	2,000	—	7	2,007
Key management personnel [3]	4,119	4,956	4,395	1,876	6,556

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

41.5 Details of significant lending transactions with related parties for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

	2023 [1]
(In millions of Korean won)	Beginning	Loan	Collection	Others	Ending
Parent’s subsidiaries
KB Securities Co., Ltd.	141,922	1,451,347	1,255,162	183	338,290
KB Insurance Co., Ltd.	18,390	13,862	984	(31,268)	—
KB Life Insurance Co., Ltd.	—	4	1,979	32,246	30,271
KB Kookmin Card Co., Ltd.	197,647	198,305	164,935	(19,016)	212,001
KB Capital Co., Ltd.	45,192	35,411	40,963	1,982	41,622
KB Star Office Private Real Estate Feeder Fund No.4	20,000	—	—	—	20,000
KB Logistics Blind Private Real Estate Fund No.1	52,500	—	—	—	52,500
KB Wise Star Private Real Estate 22	—	—	—	38,000	38,000
Associates
Incheon Bridge Co., Ltd.	128,148	—	14,700	334	113,782
TAEYEONG PRECISION IND. CO., LTD	—	—	46	46	—
Youngwon Corporation [2]	—	306	4,793	4,487	—
Associate of Parent
Star-Lord General Investors Private Real Estate Investment Company No.10	149,294	—	—	296	149,590
Associates of Parent’s subsidiaries
Food Factory Co., Ltd.	3,337	400	1,603	(1)	2,133
COSES GT Co., Ltd. [2]	500	—	500	—	—
ASSEMBLE CORPORATION	2,200	—	50	—	2,150
Desilo Inc.	300	—	—	—	300
Contents First Inc.	10,017	—	—	(17)	10,000
SuperNGine Co., Ltd.	—	600	—	—	600
Turing Co., Ltd.	—	1,900	—	1	1,901
New Daegu Busan Expressway Co., Ltd.	—	—	—	72,742	72,742
AIM FUTURE, Inc.	—	—	—	900	900
Key management personnel [3]	4,391	2,928	3,471	271	4,119

[1]	Transactions between related parties, such as settlements arising from operating activities and daylight overdraft to be repaid on the day of handling, are excluded.
[2]	Excluded from the Group’s related parties as of December 31, 2024.
[3]	Includes loan transactions that occurred before they became related parties.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

41.6 Details of significant borrowing transactions with related parties for the years ended December 31, 2024 and 2023, are as follows:

		2024
(In millions of Korean won)		Beginning	Borrowing	Repayment	Others [1]	Ending
Parent
KB Financial Group Inc.	Deposits	114,336	—	—	202,445	316,781
Parent’s subsidiaries
KB Securities Co., Ltd.	Deposits	381,909	75,000	142,198	184,381	499,092
KB Asset Management Co., Ltd.	Deposits	11,709	—	—	7,596	19,305
KB Real Estate Trust Co., Ltd.	Deposits	23,135	50,000	50,000	(20,811)	2,324
KB Investment Co., Ltd.	Deposits	66,778	178,412	228,000	23,920	41,110
KB Data System Co., Ltd.	Deposits	18,257	22,000	23,336	13,301	30,222
KB Kookmin Card Co., Ltd.	Deposits	156,578	30,866	29,589	111,541	269,396
KB Capital Co., Ltd.	Deposits	227,893	900	3,200	221,809	447,402
KB Insurance Co., Ltd.	Deposits	142,229	150	401	(118,998)	22,980
KB Life Insurance Co., Ltd.	Deposits	13,134	—	—	2,691	15,825
	Debenture	20,000	—	—	—	20,000
KB STAR REIT Co., Ltd.	Deposits	35,975	80,100	82,100	(14,962)	19,013
KB Logistics Blind Private Real Estate Fund No.1	Deposits	—	1,237	—	—	1,237
KB Core Blind Private Real Estate Fund No.2	Deposits	—	—	—	643	643
Associates
Korea Credit Bureau Co., Ltd.	Deposits	17,003	—	—	23,567	40,570
Incheon Bridge Co., Ltd.	Deposits	40,992	72,000	74,300	5,175	43,867
Jungdo Co., Ltd.	Deposits	4	—	—	—	4
Dae-A Leisure Co., Ltd.	Deposits	150	—	—	(150)	—
Iwon Alloy Co., Ltd.	Deposits	1	—	—	1	2
Skydigital Inc.	Deposits	65	—	—	(35)	30
KB High-Tech Company Investment Fund	Deposits	2,935	2,856	2,818	8,642	11,615
Aju Good Technology Venture Fund	Deposits	1,202	—	—	607	1,809
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits	46	—	—	(7)	39
KB Digital Innovation & Growth New Technology Business Investment Fund	Deposits	572	—	—	(184)	388
KB Global Platform Fund	Deposits	5,774	—	—	6,335	12,109
WJ Private Equity Fund No.1	Deposits	103	—	—	(57)	46
TMAPMOBILITY CO., LTD.	Deposits	80,016	360,000	340,000	(6)	100,010
KB Bio Global Expansion Private Equity Fund No.1	Deposits	1,400	—	1,400	—	—
KB Digital Platform Fund	Deposits	—	8,000	—	—	8,000
KY Global Cell & Gene Private Equity Fund 2nd 2	Deposits	3,790	2,910	308	(6,392)	—
KB Smart Scale Up Fund	Deposits	—	40,000	—	—	40,000
Associates of Parent’s subsidiaries
RAND Bio Science Co., Ltd.	Deposits	4	—	—	—	4
Food Factory Co., Ltd.	Deposits	629	—	—	278	907
Big Dipper Co., Ltd.	Deposits	40	—	—	83	123
Spark Biopharma Inc.	Deposits	11,419	32,649	38,908	(401)	4,759
Wyatt Corp.	Deposits	1	—	—	—	1
CellinCells Co., Ltd.	Deposits	37	—	—	(24)	13
COSES GT Co., Ltd.	Deposits	1	—	—	(1)	—
KB No.21 Special Purpose Acquisition Company	Deposits	2,261	2,115	2,050	(79)	2,247

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

41.6 Details of significant borrowing transactions with related parties for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

		2024
(In millions of Korean won)		Beginning	Borrowing	Repayment	Others [1]	Ending
KB No.22 Special Purpose Acquisition Company [2]	Deposits	1,848	—	—	(1,848)	—
KB No.25 Special Purpose Acquisition Company	Deposits	1,586	1,545	1,500	(86)	1,545
KB No.26 Special Purpose Acquisition Company	Deposits	1,761	1,724	1,670	(52)	1,763
KB No.27 Special Purpose Acquisition Company	Deposits	4,497	4,532	4,390	(26)	4,613
KB No.28 Special Purpose Acquisition Company	Deposits	—	1,890	—	20	1,910
KB No.29 Special Purpose Acquisition Company	Deposits	—	2,100	—	238	2,338
KB No.31 Special Purpose Acquisition Company	Deposits	—	2,000	—	352	2,352
ASSEMBLE CORPORATION	Deposits	78	—	—	(60)	18
S&E Bio Co., Ltd.	Deposits	2,342	990	1,490	(1,070)	772
4N Inc.	Deposits	49	—	—	(45)	4
Contents First Inc.	Deposits	1,072	—	—	(343)	729
Newavel Co., Ltd.	Deposits	46	—	—	(46)	—
Pin Therapeutics Inc.	Deposits	265	14,000	4,000	868	11,133
SuperNGine Co., Ltd.	Deposits	69	—	—	148	217
Desilo Inc.	Deposits	3	—	—	—	3
Turing Co., Ltd.	Deposits	1,726	1,000	1,700	(207)	819
ZIPDOC Inc.	Deposits	181	—	—	(180)	1
TeamSparta Inc.	Deposits	7,672	3,000	6,000	13,963	18,635
Chabot Mobility Co., Ltd.	Deposits	164	300	—	167	631
Wemade Connect Co., Ltd.	Deposits	8,843	24,056	27,556	122	5,465
Channel Corporation	Deposits	2,030	—	2,000	(24)	6
Nextrade Co., Ltd.	Deposits	56,203	6,000	47,200	278	15,281
Bitgoeul Cheomdan Green 1st Co., Ltd.	Deposits	833	—	—	406	1,239
KB-FT Green Growth 1st Technology Investment Association	Deposits	700	—	700	—	—
Bigwave Robotics Crop.	Deposits	4	501	—	(4)	501
3D Interactive Co., Ltd.	Deposits	1,501	—	—	278	1,779
AIM FUTURE, Inc.	Deposits	3,393	1,000	4,000	367	760
New Daegu Busan Expressway Co., Ltd.	Deposits	146,169	104,500	93,932	(6,730)	150,007
Novorex Inc.	Deposits	7	—	—	(1)	6
Xenohelix Co., Ltd	Deposits	904	—	—	(602)	302
ADP Holdings Co., Ltd.	Deposits	—	6,094	4,037	1	2,058
ADPGREEN	Deposits	—	10,551	9,001	252	1,802
Logpresso Inc.	Deposits	—	100	200	557	457
DYNE MEDICAL GROUP Inc.	Deposits	—	5,150	7,800	6,463	3,813
Onheal Co., Ltd.	Deposits	—	—	—	5,001	5,001
TriOar Inc.	Deposits	—	10,500	8,500	4,054	6,054
Yeoulhyulgangho	Deposits	—	200	—	256	456
SDT Inc.	Deposits	—	—	1,000	1,000	—
KB No.30 Special Purpose Acquisition Company	Deposits	—	1,500	—	286	1,786
Allra Fintech Corp.	Deposits	—	12,500	19,500	8,671	1,671
Key management personnel [3]	Deposits	10,308	18,563	15,815	(134)	12,922

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

41.6 Details of significant borrowing transactions with related parties for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

		2023
(In millions of Korean won)		Beginning	Borrowing	Repayment	Others [1]	Ending
Parent
KB Financial Group Inc.	Deposits	231,056	800,000	800,000	(116,720)	114,336
Parent’s subsidiaries
KB Securities Co., Ltd.	Deposits	863,614	235,095	222,389	(494,411)	381,909
KB Asset Management Co., Ltd.	Deposits	25,950	—	—	(14,241)	11,709
KB Real Estate Trust Co., Ltd.	Deposits	48,600	—	—	(25,465)	23,135
KB Investment Co., Ltd.	Deposits	81,064	181,800	187,800	(8,286)	66,778
KB Credit Information Co., Ltd. [4]	Deposits	13,430	14,233	14,040	(13,623)	—
KB Data System Co., Ltd.	Deposits	20,924	11,336	12,714	(1,289)	18,257
KB Kookmin Card Co., Ltd.	Deposits	110,252	22,836	22,809	46,299	156,578
	Borrowings	3,694	22,000	22,000	(3,694)	—
KB Capital Co., Ltd.	Deposits	708,518	2,600	—	(483,225)	227,893
KB Insurance Co., Ltd.	Deposits	65,231	401	2,937	79,534	142,229
	Borrowings	23,000	150	—	(23,150)	—
KB Life Insurance Co., Ltd.	Deposits	8,567	—	—	4,567	13,134
	Debentures	30,000	—	—	(10,000)	20,000
KB Star Office Private Real Estate Master Fund No.4	Deposits	215	—	215	—	—
KB STAR REIT Co., Ltd.	Deposits	35,053	95,000	76,500	(17,578)	35,975
Associates
Korea Credit Bureau Co., Ltd.	Deposits	27,889	—	—	(10,886)	17,003
Incheon Bridge Co., Ltd.	Deposits	48,639	67,100	76,017	1,270	40,992
Jungdo Co., Ltd.	Deposits	4	—	—	—	4
Dae-A Leisure Co., Ltd.	Deposits	154	—	—	(4)	150
Iwon Alloy Co., Ltd.	Deposits	1	—	—	—	1
Computerlife Co., Ltd.	Deposits	3	—	—	(3)	—
Skydigital Inc.	Deposits	10	—	—	55	65
KB High-Tech Company Investment Fund	Deposits	688	2,818	—	(571)	2,935
Aju Good Technology Venture Fund	Deposits	7,222	1,323	7,900	557	1,202
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits	317	—	—	(271)	46
KB Digital Innovation & Growth New Technology Business Investment Fund	Deposits	674	—	—	(102)	572
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund [2]	Deposits	1,526	—	—	(1,526)	—
KB Global Platform Fund	Deposits	19,655	—	—	(13,881)	5,774
WJ Private Equity Fund No.1	Deposits	221	—	—	(118)	103
TMAPMOBILITY CO., LTD.	Deposits	30,000	170,000	120,000	16	80,016

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

41.6 Details of significant borrowing transactions with related parties for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

		2023
(In millions of Korean won)		Beginning	Borrowing	Repayment	Others [1]	Ending
KB Bio Global Expansion Private Equity Fund No.1	Deposits	1,400	5,600	5,600	—	1,400
KB Digital Platform Fund	Deposits	15,000	14,000	29,000	—	—
KY Global Cell & Gene Private Equity Fund 2nd 2	Deposits	—	3,983	—	(193)	3,790
Associates of Parent’s subsidiaries
RAND Bio Science Co., Ltd.	Deposits	3	—	—	1	4
Food Factory Co., Ltd.	Deposits	664	—	—	(35)	629
Paycoms Co., Ltd. [2]	Deposits	1	—	—	(1)	—
Big Dipper Co., Ltd.	Deposits	19	—	—	21	40
Spark Biopharma Inc.	Deposits	17,534	26,369	30,779	(1,705)	11,419
Wyatt Corp.	Deposits	1	—	—	—	1
UPRISE, Inc.	Deposits	27	—	—	(27)	—
CellinCells Co., Ltd.	Deposits	37	—	—	—	37
COSES GT Co., Ltd. [2]	Deposits	1,213	—	—	(1,212)	1
KB No.21 Special Purpose Acquisition Company	Deposits	2,263	2,050	2,000	(52)	2,261
KB No.22 Special Purpose Acquisition Company [2]	Deposits	1,948	—	—	(100)	1,848
KB No.23 Special Purpose Acquisition Company [2]	Deposits	2,205	2,089	4,223	(71)	—
KB No.24 Special Purpose Acquisition Company [2]	Deposits	9,983	—	—	(9,983)	—
KB No.25 Special Purpose Acquisition Company	Deposits	—	1,500	—	86	1,586
KB No.26 Special Purpose Acquisition Company	Deposits	—	1,670	—	91	1,761
KB No.27 Special Purpose Acquisition Company	Deposits	—	4,390	—	107	4,497
ASSEMBLE CORPORATION	Deposits	915	—	—	(837)	78
S&E Bio Co., Ltd.	Deposits	6,419	2,500	2,000	(4,577)	2,342
4N Inc.	Deposits	5	—	—	44	49
Contents First Inc.	Deposits	5,010	6,000	10,000	62	1,072
December & Company Inc. [2]	Deposits	1	—	—	(1)	—
Newavel Co., Ltd.	Deposits	623	—	—	(577)	46
Pin Therapeutics Inc.	Deposits	6,033	7,217	12,017	(968)	265
SuperNGine Co., Ltd.	Deposits	17	—	—	52	69
Desilo Inc.	Deposits	1	1	—	1	3
Turing Co., Ltd.	Deposits	2,788	700	—	(1,762)	1,726
IGGYMOB Co., Ltd.	Deposits	254	—	—	(254)	—
ZIPDOC Inc.	Deposits	915	—	—	(734)	181
TeamSparta Inc.	Deposits	12,502	7,000	8,000	(3,830)	7,672
Chabot Mobility Co., Ltd.	Deposits	86	—	—	78	164
Wemade Connect Co., Ltd.	Deposits	10,370	31,000	30,217	(2,310)	8,843
Channel Corporation	Deposits	3,000	7,000	8,000	30	2,030
Nextrade Co., Ltd.	Deposits	56,202	—	—	1	56,203
KG Capital Co., Ltd [2]	Deposits	10	—	—	(10)	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

41.6 Details of significant borrowing transactions with related parties for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

		2023
(In millions of Korean won)		Beginning	Borrowing	Repayment	Others [1]	Ending
Bitgoeul Cheomdan Green 1st Co., Ltd.	Deposits	—	—	—	833	833
KBFT Green Growth No.1 New Technology Business Investment Association	Deposits	—	700	—	—	700
Bigwave Robotics Crop.	Deposits	—	—	—	4	4
3D Interactive Co., Ltd.	Deposits	—	2,000	2,000	1,501	1,501
AIM FUTURE, Inc.	Deposits	—	3,000	—	393	3,393
New Daegu Busan Expressway Co., Ltd.	Deposits	—	—	—	146,169	146,169
Novorex Inc.	Deposits	—	—	—	7	7
Xenohelix Co., Ltd	Deposits	—	—	—	904	904
Key management personnel [3]	Deposits	11,974	16,979	14,879	(3,766)	10,308

[1]	Transactions between related parties, such as settlements arising from operating activities and deposits, are expressed in net amount.
[2]	Excluded from the Group’s related parties as of December 31, 2024.
[3]	Includes borrowing transactions that occurred before they became related parties.
[4]	KB Credit Information Co., Ltd. became the subsidiary of KB Kookmin Card Co., Ltd. as of June 30, 2023.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

41.7 Details of significant investment and withdrawal transactions with related parties for the years ended December 31, 2024 and 2023, are as follows:

	2024
(In millions of Korean won)	Equity investment and others	Withdrawal and others
Parent’s subsidiaries
KB Investment Co., Ltd.	—	68
KB Hanbando BTL Private Special Asset Fund No.1	—	18,852
KB Hope Sharing BTL Private Special Asset Fund	—	1,321
KB Star Office Private Real Estate Master Fund No.3	—	4,535
KB Star Office Private Real Estate Feeder Fund No.4	—	2,887
KB New Renewable Energy Private Special Asset Fund No.1	—	1,786
KB Mezzanine Private Securities Fund No.3 *	—	21,572
Koreit BN Private Equity Fund	—	3,087
KB Europe Renewable Private Special Asset Fund No.2 (EUR)(SOC-FoFs)	286	876
KB Global Infra Private Special Asset Fund No.6	10,033	223
KB BMO Senior Loan Private Special Asset Fund No.2(USD)	—	10,850
KB Sinansan Line Private Special Asset Fund(SOC)	24,812	6,561
KB New Renewable Green New Deal Private Special Asset No.2	602	2,467
KB MCF Senior Loan Private Special Asset Fund No.3(FoFs)	2,390	8,598
KB New Deal Infra Private Special Asset Fund	1,657	1,052
KB Global Commerce Private Equity Investment Fund *	—	7,139
KB GK Project Private Special Asset Fund No.3	—	21,379
KB BMO Senior Loan Private Special Asset Fund No.4(USD)	—	4,243
KB Core Blind Private Real Estate Fund No.2	24,893	428
KB Star Reits Private Real Estate Feeder Fund No.2 (FoFs)	—	4,962
KB RISE US Short-Term IG Corporate Bond ETF *	—	23,026
KB Korea Short Term Premium Private Securities No.34(USD)(Bond) *	—	42,938
KB Korea Short Term Premium Private Securities No.35(USD)(Bond) *	—	44,952
KB RISE Nov2025 Term Credit ETF *	—	53,762
KB RISE Money Market Active ETF(Bond) *	398,671	711,194
KB NA Jefferies Private Special Asset Fund 1(USD)(FoFs)	—	5,934
KB RISE Fixed Short-Term MSB ETF *	100,078	282,959
KB Scale Up Fund II	4,500	—
KB Renewable Private SpecialAsset Fund 3	6,377	1,196
KB Star Institutional USD MMF1(USD)	—	27,615
KB Senior Loan Private Fund 5-1	37,121	3,776
KB Mezzanine Capital 4th Private Equity Fund	12,975	—
KB Core Plus Blind Private RealEstate Fund 1	—	961
KB Korea Short Term Premium Private Securities Fund 43(USD)(Bond)	—	2,798
KB Daegu Busan Highway Private Special Asset Fund(SOC)	—	33,279
KB NA Summit Private Special Asset fund 1(USD)(FoFs)	5,300	—
KB Star Mid Term G.B.F.I C-F Class	50,000	—
KB Innovative Growth Infra Private Special Asset Fund	1,248	7
KB Daegu Busan Highway Private Special Asset Fund No.2(SOC)	39,990	2,113
KB East-side Expressway Private Special Asset(SOC)	4,550	—
KB Global Senior Loan PrivateDebt 1	11,993	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

41.7 Details of significant investment and withdrawal transactions with related parties for the years ended December 31, 2024 and 2023, are as follows:

	2024
(In millions of Korean won)	Equity investment and others	Withdrawal and others
Associates
Korea Credit Bureau Co., Ltd.	—	90
Future Planning KB Start-up Creation Fund	—	4,000
Aju Good Technology Venture Fund	—	2,120
KB-KDBC Pre-IPO New Technology Business Investment Fund	—	300
KB-TS Technology Venture Private Equity Fund	—	1,320
KB Intellectual Property Fund No.2	—	2,550
KB Digital Innovation Investment Fund Limited Partnership	—	5,040
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund *	—	3,153
KB SPROTT Renewable Private Equity Fund No.1	—	8,349
KB Global Platform Fund	—	6,350
KB-UTC Inno-Tech Venture Fund	—	225
KB Pre-IPO New Technology Business Investment Fund No.2	—	2,590
KB Smart Scale Up Fund	—	4,950
KB-KTB Technology Venture Fund	3,000	—
KB Digital Platform Fund	28,000	—
KB-SOLIDUS Healthcare Investment Fund	7,800	—
KB Prime Digital Platform Fund	2,600	—
KB Global Platform Fund No.2	12,000	—
Startup Korea KB Secondary Fund	4,500	—
Associate of Parent
Balhae Infrastructure Company	—	6,350
Associates of Parent’s subsidiaries
KB-Stonebridge Secondary Private Equity Fund	—	411
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	2,988	3,379
KB Co-Investment Private Equity Fund No.1	7,940	2,769
KB-NP Green ESG New Technology Venture Capital Fund	5,940	—
KB-Badgers Future Mobility ESG Fund No.1	4,624	—
KB-SBI Global Advanced Strategy Private Equity Limited Partnership	3,373	—
KB IMM New Star Real Estate No.1 Private Equity Limited Partnership	8,530	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

41.7 Details of significant investment and withdrawal transactions with related parties for the years ended December 31, 2024 and 2023, are as follows (cont’d)

	2023
(In millions of Korean won)	Equity investment and others	Withdrawal and others
Parent’s subsidiaries
KB Investment Co., Ltd.	—	66
KB Hanbando BTL Private Special Asset Fund No.1	—	19,584
KB Hope Sharing BTL Private Special Asset Fund	—	1,297
KB Star Office Private Real Estate Master Fund No.3	—	3,414
KB Star Office Private Real Estate Feeder Fund No.4	—	2,690
KB New Renewable Energy Private Special Asset Fund No.1	—	1,787
KB Mezzanine Private Securities Fund No.3 *	—	1,200
Koreit BN Private Equity Fund	—	3,308
KB Europe Renewable Private Special Asset Fund No.2 (EUR)(SOC-FoFs)	92	2,428
KB BMO Senior Loan Private Special Asset Fund No.2(USD)	—	5,573
KB Korea Short Term Premium Private Securities No.25(USD)(Bond) *	—	50,275
KB Korea Short Term Premium Private Securities No.26(USD)(Bond) *	—	37,620
KB Korea Short Term Premium Private Securities No.27(USD)(Bond) *	—	65,082
KB Sinansan Line Private Special Asset Fund(SOC)	29,294	5,082
KB New Renewable Green New Deal Private Special Asset No.2	1,932	2,109
KB Multi Alpha Plus Private Fund No.1 *	—	9,661
KB MCF Senior Loan Private Special Asset Fund No.3(FoFs)	917	5,660
KB New Deal Infra Private Special Asset Fund	3,811	568
KB Logistics Blind Private Real Estate Fund No.1	—	1,412
KB GK Project Private Special Asset Fund No.3	—	22,217
KB BMO Senior Loan Private Special Asset Fund No.4(USD)	—	3,363
KB Star Reits Private Real Estate Feeder Fund No.2 (FoFs)	—	4,644
KB Korea Short Term Premium Private Securities No.32(USD)(Bond) *	—	106,271
KB KBSTAR Nov2023 Term Credit ETF *	9,695	200,152
KB Korea Short Term Premium Private Securities No.33(USD)(Bond) *	—	56,889
KB Korea Short Term Premium Private Securities No.34(USD)(Bond) *	—	30,148
KB Korea Short Term Premium Private Securities No.35(USD)(Bond) *	36,942	—
KB KBSTAR 10-Year Futures Securities ETF (Debt-Derivative) *	5,030	28,081
KB RISE Nov2025 Term Credit ETF *	—	1,705
KB KBSTAR 3-Year Futures Securities ETF (Debt-Derivative) *	7,002	70,130
KB RISE Money Market Active ETF(Bond) *	599,679	301,032
KB NA Jefferies Private Special Asset Fund 1(USD)(FoFs)	26,579	537
KB Scale Up Fund II	4,500	—
KB Renewable Private SpecialAsset Fund 3	12,132	24
KB Star Institutional USD MMF1(USD)	39,765	—
KB Senior Loan Private Fund 5-1	42,509	59
KB Mezzanine Capital 4th Private Equity Fund	29,176	11,350
KB Core Plus Blind Private RealEstate Fund 1	58,068	—
KB Korea Short Term Premium Private Securities Fund 43(USD)(Bond)	40,296	—
KB Daegu Busan Highway Private Special Asset Fund(SOC)	119,660	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

41.7 Details of significant investment and withdrawal transactions with related parties for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

	2023
(In millions of Korean won)	Equity investment and others	Withdrawal and others
Associates
Korea Credit Bureau Co., Ltd.	—	90
Future Planning KB Start-up Creation Fund	—	3,600
KB High-tech Company Investment Fund	—	2,900
Aju Good Technology Venture Fund	—	11,377
KB-TS Technology Venture Private Equity Fund	—	360
KB Digital Innovation Investment Fund Limited Partnership	—	2,345
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund *	—	6,600
KB SPROTT Renewable Private Equity Fund No.1	—	476
KB-UTC Inno-Tech Venture Fund	—	1,500
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	—	300
KB Smart Scale Up Fund	7,000	—
KB-KTB Technology Venture Fund	3,000	—
KB Digital Platform Fund	23,800	—
KB-SOLIDUS Healthcare Investment Fund	7,700	—
KB New Deal Innovation Fund	6,400	—
KB Prime Digital Platform Fund	4,550	—
KB Global Platform Fund No.2	12,000	—
KY Global Cell & Gene Private Equity Fund 2nd *	27,034	—
Associate of Parent
Balhae Infrastructure Company	—	10,661
Hahn & Company No. 4-3 Private Equity Fund *	4,489	20
Associates of Parent’s subsidiaries
KB-Stonebridge Secondary Private Equity Fund	—	4,206
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	600	970
KB Co-Investment Private Equity Fund No.1	1,920	—
KB-NP Green ESG New Technology Venture Capital Fund	3,330	—
KB-Badgers Future Mobility ESG Fund No.1	2,462	—

*	Excluded from the Group’s related parties as of December 31, 2024.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

41.8 Acceptances and guarantees and unused commitments provided to related parties as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)		December 31, 2024	December 31, 2023
Parent’s subsidiaries
KB Investment Co., Ltd.	Purchase of securities	16,500	21,000
	Loss sharing agreements	1,000	1,000
KB Kookmin Card Co., Ltd.	Loan commitments in Korean won	820,000	820,000
	Other commitments in Korean won	1,700,000	1,700,000
	Other commitments in foreign currency	160,369	105,777
KB Capital Co., Ltd.	Loan commitments in foreign currency	—	11,605
	Other commitments in foreign currency	5,464	27,056
KB Securities Co., Ltd.	Loan commitments in Korean won	140,000	140,000
	Other commitments in foreign currency	4,553	16,726
KB Insurance Co., Ltd.	Loan commitments in Korean won	20,000	20,000
KB Life Insurance Co., Ltd.	Loan commitments in Korean won	1,000	1,000
KB Renewable Private SpecialAsset Fund 3	Purchase of securities	11,491	—
KB Europe Renewable Private Special Asset Fund No.2 (EUR)(SOC-FoFs)	Purchase of securities	1,831	1,985
KB Global Infra Private Special Asset Fund No.6	Purchase of securities	966	10,999
KB BMO Senior Loan Private Special Asset Fund No.2(USD)	Purchase of securities	17	15
KB New Renewable Green New Deal Private Special Asset No.2	Purchase of securities	2,767	3,369
KB Sinansan Line Private Special Asset Fund(SOC)	Purchase of securities	146,883	171,695
KB MCF Senior Loan Private Special Asset Fund No.3(FoFs)	Purchase of securities	11,662	4,438
KB New Deal Infra Private Special Asset Fund	Purchase of securities	2,024	3,681
KB GK Project Private Special Asset Fund No.3	Purchase of securities	23	23
KB Core Blind Private Real Estate Fund No.2	Purchase of securities	714	25,607
KB Mezzanine Capital 4th Private Equity Fund	Purchase of securities	29,071	42,046
KB NA Jefferies Private Special Asset Fund 1(USD)(FoFs)	Purchase of securities	25,506	22,373
KB Senior Loan Private Fund 5-1	Purchase of securities	370	37,491
KB Core Plus Blind Private RealEstate Fund 1	Purchase of securities	41,932	—
KB Daegu Busan Highway Private Special Asset Fund(SOC)	Purchase of securities	31	40
KB Daegu Busan Highway Private Special Asset Fund No.2(SOC)	Purchase of securities	10	—
KB NA Summit Private Special Asset fund 1(USD)(FoFs)	Purchase of securities	23,640	—

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

41.8 Acceptances and guarantees and unused commitments provided to related parties as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)		December 31, 2024	December 31, 2023
KB Innovative Growth Infra Private Special Asset Fund	Purchase of securities	17,652	—
KB East-side Expressway Private Special Asset(SOC)	Purchase of securities	34,150	—
Associates
Incheon Bridge Co., Ltd.	Loan commitments in Korean won	20,000	20,000
KB Global Platform Fund No.2	Purchase of securities	26,000	38,000
All Together Korea Fund No.2	Purchase of securities	990,000	990,000
KB-KTB Technology Venture Fund	Purchase of securities	—	3,000
KB Digital Platform Fund	Purchase of securities	61,600	89,600
KB-SOLIDUS Healthcare Investment Fund	Purchase of securities	7,900	15,700
KB Prime Digital Platform Fund	Purchase of securities	3,250	5,850
Startup Korea KB Secondary Fund	Purchase of securities	25,500	—
Associates of Parent
Balhae Infrastructure Company	Purchase of securities	6,154	6,154
Associates of Parent’s subsidiaries
TeamSparta Inc.	Loan commitments in Korean won	1,000	1,000
KB-Stonebridge Secondary Private Equity Fund	Purchase of securities	—	691
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Purchase of securities	1,508	4,496
KB Co-Investment Private Equity Fund No.1	Purchase of securities	3,820	11,760
KB-Badgers Future Mobility ESG Fund No.1	Purchase of securities	11,964	16,588
KB-NP Green ESG New Technology Venture Capital Fund	Purchase of securities	2,925	8,865
KB-SBI Global Advanced Strategy Private Equity Limited Partnership	Purchase of securities	16,627	—
KB IMM New Star Real Estate No.1 Private Equity Limited Partnership	Purchase of securities	11,471	—
Key management personnel	Loan commitments in Korean won	1,829	1,442

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

41.9 Acceptances and guarantees and unused commitments provided by related parties as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)		December 31, 2024	December 31, 2023
Parent’s subsidiaries
KB Investment Co., Ltd.	Loss sharing agreements	5,564	7,219
KB Kookmin Card Co., Ltd.	Loan commitment in Korean won	76,749	71,708

41.10 Details of compensation to key management personnel for the years ended December 31, 2024 and 2023, are as follows:

	2024
(In millions of Korean won)	Short-term employee benefits	Post- employment benefits	Share-based payments	Total
Registered directors (executive)	2,106	67	3,110	5,283
Registered directors (non-executive)	403	—	—	403
Non-registered directors	12,990	426	17,598	31,014

	15,499	493	20,708	36,700

	2023
(In millions of Korean won)	Short-term employee benefits	Post- employment benefits	Share-based payments	Total
Registered directors (executive)	1,908	70	1,702	3,680
Registered directors (non-executive)	416	—	—	416
Non-registered directors	11,319	444	9,115	20,878

	13,643	514	10,817	24,974

41.11 Major types of transactions between the Group and the related parties include deposit taking transactions, loan transactions such as general purpose loans, corporate purchase loans, B2B loans, etc., settlements of funds arising from overseas remittances, providing credit lines through the acceptance of letters of credit issued by the Bank, and overdraft accounts arising from net settlement agreement between the Bank and KB Kookmin Card Co., Ltd.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

41.12 Details of collateral provided to related parties as of December 31, 2024 and 2023, are as follows:

		December 31, 2024		December 31, 2023
(In millions of Korean won)	Assets pledged *	Carrying amount	Collateralized amount	Carrying amount	Collateralized amount
Parent’s subsidiaries
KB Securities Co., Ltd.	Securities	108,669	108,891	77,073	77,000
KB Life Insurance Co., Ltd.	Securities	25,435	25,000	25,431	25,000
KB Insurance Co., Ltd.	Securities	50,000	50,000	50,000	50,000

*	Collaterals related to lease contracts arising from operating activities between related parties are excluded.

41.13 Details of collateral provided by related parties as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	Assets held as collateral *	December 31, 2024	December 31, 2023
Parent’s subsidiaries
KB Securities Co., Ltd.	Time deposits / Beneficiary right certificate	167,000	167,000
	Securities	20,000	71,244
	Real estate	31,200	150,600
KB Life Insurance Co., Ltd.	Securities	54,155	29,629
	Real estate	34,138	40,638
KB Kookmin Card Co., Ltd.	Time deposits	24,198	24,421
KB Insurance Co., Ltd.	Securities	222,249	165,000
KB Star Office Private Real Estate Feeder Fund No.4	Real estate	24,000	24,000
KB Logistics Blind Private Real Estate Fund No.1	Real estate	48,000	63,000
Key management personnel	Time deposits and others	1,411	638
	Real estate	7,949	4,892

*	Collaterals related to lease contracts arising from operating activities between related parties are excluded.

As of December 31, 2024, Incheon Bridge Co., Ltd., a related party, provides fund management account, civil engineering works insurance, and management and operations rights as senior collateral amounting to ~~W~~ 611,000 million to the project financing group consisting of the Bank and 5 other institutions, and as subordinated collateral amounting to ~~W~~ 384,800 million to subordinated debt holders consisting of the Bank and 2 other institutions. Also, it provides certificate of credit guarantees amounting to ~~W~~ 400,000 million as collateral to the project financing group consisting of the Bank and 5 other institutions.

Kookmin Bank and Subsidiaries

Notes to the Consolidated Financial Statements

December 31, 2024 and 2023

41.14 The amounts of debt securities and others purchased through KB securities Co., Ltd. are ~~W~~ 8,981,924 million and ~~W~~ 8,337,915 million for the years ended December 31, 2024 and 2023, respectively, and the amounts of debt securities and others sold through KB securities Co., Ltd. are ~~W~~ 8,148,942 million and ~~W~~ 6,000,690 million for the years ended December 31, 2024 and 2023, respectively. In addition, KB Securities Co., Ltd. acquired ~~W~~ 65,000 million and ~~W~~ 100,000 million of debentures issued by the Bank through underwriting for the years ended December 31, 2024 and 2023, respectively.

41.15 The amounts of bonds sold by Kookmin Bank through KB Insurance Co., Ltd. are ~~W~~ 326,136 million won and ~~W~~ 49,629 million for the years ended December 31, 2024 and 2023, respectively.

41.16 The amounts of intangible assets and others purchased from KB Data System Co., Ltd. are ~~W~~ 16,627 million and ~~W~~ 16,918 million for the years ended December 31, 2024 and 2023, respectively.

41.17 The Bank has entered into CLS (Continuous Linked Settlement) service agreement with KB Securities Co., Ltd. and accordingly the Bank is able to provide intraday liquidity of USD 500 million on the condition of repayment on the day of payment.

42. Approval of Issuance of the Consolidated Financial Statements

The issuance of the Group’s consolidated financial statements as of and for the year ended December 31, 2024, was approved by the Board of Directors on February 4, 2025.

Exhibit 99.2

Kookmin Bank

(A wholly owned subsidiary of KB Financial Group Inc.)

Separate Financial Statements

December 31, 2024 and 2023

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of

Kookmin Bank

Opinion

We have audited the separate financial statements of Kookmin Bank(the “Company”) which comprise the separate statements of financial position as at December 31, 2024 and 2023, and the separate statements of comprehensive income, separate statements of changes in equity and separate statements of cash flows for the years then ended, and notes to the separate financial statements, including material accounting policy information.

In our opinion, the accompanying separate financial statements present fairly, in all material respects, the separate financial position of Kookmin Bank as at December 31, 2024 and 2023, and its separate financial performance and its separate cash flows for the years then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

Basis for Opinion

We conducted our audits in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are independent of the Company in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the separate financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Other Matter

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such separate financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the separate Financial Statements

Management is responsible for the preparation and fair presentation of the separate financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of separate financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the separate financial statements, management is responsible for assessing the Company’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Company or to cease operations.

Those charged with governance are responsible for overseeing the Company’s financial reporting process.

Auditor’s Responsibilities for the Audit of the separate Financial Statements

Our objectives are to obtain reasonable assurance about whether the separate financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these separate financial statements.

3

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the separate financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Company’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the separate financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Company to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the separate financial statements, including the disclosures, and whether the separate financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

/s/ Samil PricewaterhouseCoopers

Seoul, Korea

March 5, 2025

This report is effective as of March 5, 2025, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying separate financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

4

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Financial Position

December 31, 2024 and 2023

(In millions of Korean won)	Notes	December 31, 2024		December 31, 2023
Assets
Cash and due from financial institutions	4,6,7,36	~~W~~	20,846,044	~~W~~	21,648,290
Financial assets at fair value through profit or loss	4,6,8,12		19,079,152		16,609,611
Derivative financial assets	4,6,9		10,245,473		5,055,495
Loans measured at amortized cost	4,6,8,10,11		396,390,232		373,623,010
Financial investments	4,6,8,12		79,649,271		76,764,526
Investments in associates and subsidiaries	13,38		3,048,839		3,276,848
Property and equipment	14		3,865,847		3,451,699
Investment property	14		125,014		123,228
Intangible assets	15		362,885		455,262
Net defined benefit assets	23		163,892		228,565
Current income tax assets	32		316,176		225,022
Assets held for sale	17		28,325		32,407
Other assets	4,6,18		9,475,233		10,878,878

Total assets		~~W~~	543,596,383	~~W~~	512,372,841

Liabilities
Financial liabilities at fair value through profit or loss	4,6	~~W~~	159,212	~~W~~	93,438
Derivative financial liabilities	4,6,9		9,843,824		4,594,266
Deposits	4,6,19		406,134,828		380,266,822
Borrowings	4,6,20		30,674,711		33,023,146
Debentures	4,6,21		33,400,288		30,058,233
Provisions	22		535,833		891,191
Net defined benefit liabilities	23		514		435
Current income tax liabilities	32		9,837		10,358
Deferred income tax liabilities	16,32		555,086		410,411
Other liabilities	4,6,24,30		24,936,057		26,809,305

Total liabilities			506,250,190		476,157,605

Equity
Capital stock	25		2,021,896		2,021,896
Hybrid securities	25		1,065,612		1,282,935
Capital surplus	25		5,134,745		5,220,031
Accumulated other comprehensive income	25,34		444,493		542,107
Retained earnings	25,33,34		28,679,447		27,148,267
(Provision of regulatory reserve for credit losses
December 31, 2024 : ~~W~~ 2,401,691 million
December 31, 2023 : ~~W~~ 2,785,965 million)
(Amounts estimated to be appropriated (reversed)
December 31, 2024 : ~~W~~ (28,436) million
December 31, 2023 : ~~W~~ (384,274) million)

Total equity			37,346,193		36,215,236

Total liabilities and equity		~~W~~	543,596,383	~~W~~	512,372,841

The above separate interim statements of financial position should be read in conjunction with the accompanying notes.

5

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Comprehensive Income

Years Ended December 31, 2024 and 2023

(In millions of Korean won)	Notes	2024		2023
Interest income		~~W~~	21,646,983	~~W~~	20,874,693
Interest income from financial instruments at fair value through other comprehensive income and amortized cost			21,330,645		20,541,566
Interest income from financial instruments at fair value through profit or loss			316,338		333,127
Interest expense			(12,057,223)		(11,566,388)

Net interest income	26		9,589,760		9,308,305

Fee and commission income			1,522,676		1,590,354
Fee and commission expense			(403,196)		(408,956)

Net fee and commission income	27		1,119,480		1,181,398

Net gains on financial instruments at fair value through profit or loss	28		728,143		657,496

Net other operating expenses	29		(1,528,598)		(1,399,538)

General and administrative expenses	14,15,23,30,39		(4,237,830)		(4,155,848)

Operating income before provision for credit losses			5,670,955		5,591,813

Provision for credit losses	7,11,12,18,22		(417,081)		(1,163,327)

Net operating income			5,253,874		4,428,486
Net non-operating expenses	31		(1,104,866)		(380,077)

Profit before income tax expense			4,149,008		4,048,409
Income tax expense	32		(1,075,412)		(1,047,252)

Profit for the period			3,073,596		3,001,157

(Adjusted profit after provision of regulatory reserve for credit losses	25
December 31, 2024 : ~~W~~ 3,102,032 million
December 31, 2023 : ~~W~~ 3,385,431 million)
Items that will not be reclassified to profit or loss:
Remeasurements of net defined benefit liabilities	23		(43,807)		(50,481)
Gains (losses) on equity securities at fair value through other comprehensive income			(272,923)		26,125
Items that may be subsequently reclassified to profit or loss:
Currency translation differences			4,750		(2,877)
Gains on debt securities at fair value through other comprehensive income			209,114		695,111
Gains (losses) on cash flow hedging instruments	9		1,140		(12,904)

Other comprehensive income (loss) for the period, net of tax	34		(101,726)		654,974

Total comprehensive income for the period		~~W~~	2,971,870	~~W~~	3,656,131

The above separate statements of comprehensive income should be read in conjunction with the accompanying notes.

6

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Changes in Equity

Years Ended December 31, 2024 and 2023

(In millions of Korean won)	Capital stock		Hybrid securities		Capital surplus		Accumulated other comprehensive income (loss)		Retained earnings		Total equity
Balance as of January 1, 2023	~~W~~	2,021,896	~~W~~	873,850	~~W~~	5,220,031	~~W~~	(86,385)	~~W~~	25,524,389	~~W~~	33,553,781

Comprehensive income for the period
Profit for the period		—		—		—		—		3,001,157		3,001,157
Remeasurements of net defined benefit liabilities		—		—		—		(50,481)		—		(50,481)
Gains (losses) on equity securities at fair value through other comprehensive income		—		—		—		(357)		26,482		26,125
Currency translation differences		—		—		—		(2,877)		—		(2,877)
Gains on debt securities at fair value through other comprehensive income		—		—		—		695,111		—		695,111
Losses on cash flow hedging instruments		—		—		—		(12,904)		—		(12,904)

Total comprehensive income for the period		—		—		—		628,492		3,027,639		3,656,131

Transactions with the shareholder
Dividends		—		—		—		—		(1,346,582)		(1,346,582)
Issuance of hybrid securities		—		409,085		—		—		—		409,085
Dividends on hybrid securities		—		—		—		—		(57,179)		(57,179)

Total transactions with the shareholder		—		409,085		—		—		(1,403,761)		(994,676)

Balance as of December 31, 2023	~~W~~	2,021,896	~~W~~	1,282,935	~~W~~	5,220,031	~~W~~	542,107	~~W~~	27,148,267	~~W~~	36,215,236

Balance as of January 1, 2024	~~W~~	2,021,896	~~W~~	1,282,935	~~W~~	5,220,031	~~W~~	542,107	~~W~~	27,148,267	~~W~~	36,215,236

Comprehensive income for the period
Profit for the period		—		—		—		—		3,073,596		3,073,596
Remeasurements of net defined benefit liabilities		—		—		—		(43,807)		—		(43,807)
Losses on equity securities at fair value through other comprehensive income		—		—		—		(268,811)		(4,112)		(272,923)
Currency translation differences		—		—		—		4,750		—		4,750
Gains on debt securities at fair value through other comprehensive income		—		—		—		209,114		—		209,114
Gains on cash flow hedging instruments		—		—		—		1,140		—		1,140

Total comprehensive income for the period		—		—		—		(97,614)		3,069,484		2,971,870

Transactions with the shareholder
Dividends		—		—		—		—		(1,467,896)		(1,467,896)
Issuance of hybrid securities		—		357,200		—		—		—		357,200
Redemption of hybrid securities		—		(574,523)		(85,286)		—		—		(659,809)
Dividends on hybrid securities		—		—		—		—		(70,408)		(70,408)

Total transactions with the shareholder		—		(217,323)		(85,286)		—		(1,538,304)		(1,840,913)

Balance as of December 31, 2024	~~W~~	2,021,896	~~W~~	1,065,612	~~W~~	5,134,745	~~W~~	444,493	~~W~~	28,679,447	~~W~~	37,346,193

The above separate interim statements of changes in equity should be read in conjunction with the accompanying notes.

7

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Separate Statements of Cash Flows

Years Ended December 31, 2024 and 2023

(in millions of Korean won)	Notes	2024		2023
Cash flows from operating activities
Profit for the period		~~W~~	3,073,596	~~W~~	3,001,157

Adjustment for non-cash items
Net gains on financial instruments at fair value through profit or loss			(697,120)		(744,736)
Net losses (gains) on derivative financial investments for hedging purposes			2,249		(6,597)
Provision for credit gains			417,081		1,163,327
Net losses (gains) on financial investments			(52,954)		76,694
Losses on associates and subsidiaries			245,504		310,709
Depreciation and amortization expense			551,810		531,923
Other net losses on property and equipment/intangible assets			13,628		10,968
Share-based payment			52,198		24,330
Post-employment benefits			122,088		109,733
Net interest income			(16,233)		(170,434)
Losses on foreign currency translation			1,063,769		126,678
Other expenses			858,721		66,365

			2,560,741		1,498,960

Changes in operating assets and liabilities
Financial assets at fair value through profit or loss			(1,463,774)		1,161,691
Derivative financial instrument			177,869		(26,899)
Loans measured at amortized cost			(19,894,154)		(10,557,418)
Current income tax assets			(91,154)		(17,494)
Other assets			766,068		(4,052,655)
Financial liabilities at fair value through profit or loss			23,953		(29,240)
Deposits			22,597,090		11,789,588
Deferred income tax liabilities			182,824		69,053
Other liabilities			(3,607,043)		6,120,607

			(1,308,321)		4,457,233

Net cash inflow from operating activities			4,326,016		8,957,350

Cash flows from investing activities
Net cash flows from derivative financial instrument for hedging purposes			29,389		21,497
Disposal of financial assets at fair value through profit or loss			8,326,841		7,685,878
Acquisition of financial assets at fair value through profit or loss			(8,336,415)		(6,440,818)
Disposal of financial investments			34,408,036		32,803,083
Acquisition of financial investments			(35,829,896)		(33,940,390)
Disposal of investments in associates and subsidiaries			58,708		140,282
Acquisition of investments in associates and subsidiaries			(76,202)		(980,543)
Disposal of property and equipment			1,858		562
Acquisition of property and equipment			(178,124)		(135,114)
Disposal of intangible assets			4,619		—
Acquisition of intangible assets			(34,798)		(80,429)
Others			(22,969)		(14,202)

Net cash outflow from investing activities			(1,648,953)		(940,194)

Cash flows from financing activities
Net cash flows from derivative financial instrument for hedging purposes			(16,790)		32,370
Decrease in borrowings			(5,311,971)		(10,950,884)
Increase in debentures			17,074,514		19,488,466
Decrease in debentures			(15,012,586)		(17,839,011)
Payment of dividends			(1,467,896)		(1,346,582)
Increase in other payables to trust accounts			106,120		2,384,206
Issuance of hybrid securities			357,200		409,085
Redemption of hybrid securities			(690,400)		—
Others			(296,896)		(771,105)

Net cash outflow from financing activities			(5,258,705)		(8,593,455)

Effect of exchange rate changes on cash and cash equivalents			1,019,913		(54,426)

Net decrease in cash and cash equivalents			(1,561,729)		(630,725)
Cash and cash equivalents at the beginning of the period	36		21,362,419		21,993,144

Cash and cash equivalents at the end of the period	36	~~W~~	19,800,690	~~W~~	21,362,419

The above separate interim statements of cash flows should be read in conjunction with the accompanying notes.

8

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

1. The Bank

Kookmin Bank (the “Bank”) was incorporated in 1963 under the Citizens National Bank Act to provide banking services to the general public and to small and medium-sized enterprises. Pursuant to the Repeal Act of the Citizens National Bank Act, effective January 5, 1995, the Bank’s status changed to a financial institution which operates under the Banking Act and Commercial Act.

The Bank merged with Korea Long Term Credit Bank on December 31, 1998, and with its subsidiaries, Daegu, Busan, Jeonnam Kookmin Mutual Savings & Finance Co., Ltd., on August 22, 1999. Pursuant to the directive from the Financial Services Commission related to the Structural Improvement of the Financial Industry Act in 1998, the Bank acquired certain assets, including performing loans, and assumed most of the liabilities of Daedong Bank on June 29, 1998. Also, the Bank completed the merger with Housing and Commercial Bank (“H&CB”) on October 31, 2001, and merged with Kookmin Credit Card Co., Ltd., a majority-owned subsidiary, on September 30, 2003. Meanwhile, the Bank spun off its credit card business segment on February 28, 2011, and KB Kookmin Card Co., Ltd. became a subsidiary of KB Financial Group Inc.

The Bank listed its shares on the Stock Market Division of the Korea Exchange (“KRX”) in September 1994. As a result of the merger with H&CB, the shareholders of the former Kookmin Bank and H&CB received new common shares of the Bank which were relisted on the KRX on November 9, 2001. In addition, H&CB listed its American Depositary Shares (“ADS”) on the New York Stock Exchange (“NYSE”) on October 3, 2000, prior to the merger. Following the merger with H&CB, the Bank listed its ADS on the NYSE on November 1, 2001. The Bank became a wholly owned subsidiary of KB Financial Group Inc. through a comprehensive stock transfer on September 29, 2008. Subsequently, the Bank’s shares and its ADS, each listed on the KRX and the NYSE, were delisted on October 10, 2008 and September 26, 2008, respectively. As of December 31, 2024, the Bank’s paid-in capital is ~~W~~ 2,021,896 million.

The Bank engages in the banking business in accordance with the Banking Act, trust business in accordance with the Financial Investment Services and Capital Markets Act, mobile virtual network business in accordance with Special Act on Support for Financial Innovation, and other relevant businesses. As of December 31, 2024, the Bank operates its Seoul headquarters and 800 domestic branches, and 11 overseas branches (excluding 5 subsidiaries).

2. Basis of Preparation

2.1 Application of Korean IFRS

The Bank maintains its accounting records in Korean won and prepares statutory financial statements in the Korean language in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (“Korean IFRS”). The accompanying separate financial statements have been translated into English from the Korean language separate financial statements.

The separate financial statements of the Bank have been prepared in accordance with Korean IFRS. Korean IFRS are the standards and related interpretations issued by the International Accounting Standards Board (“IASB”) that have been adopted by the Republic of Korea.

The preparation of the separate financial statements requires the use of certain critical accounting estimates. Management also needs to exercise judgment in applying the Bank’s accounting policies. The areas that require a more complex and higher level of judgment or areas that require significant assumptions and estimations are disclosed in Note 2.4. The separate financial statements have been prepared in accordance with Korean IFRS No.1027 Separate Financial Statements.

9

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

2.1.1 The Bank has newly applied the following enacted and amended standards from the annual reporting period commencing on January 1, 2024.

- Amendment of Korean IFRS No.1001 “Presentation of Financial Statements”—Classification of Liabilities into Current and Non-Current

Liabilities are classified as current or non-current based on their substantive rights existing at the end of the reporting period, without considering the possibility of exercising the right to delay the payment or the management’s expectations. Also, if the transfer of equity instruments is included in the payment of liabilities, it is excluded if the option to pay with equity instruments is recognized separately from the liability in a compound financial instrument and meets the definition of equity instruments. These amendments do not have a significant impact on the separate financial statements.

- Amendment of Korean IFRS No.1007 “Statement of Cash Flows” and No.1107 “Financial Instruments: Disclosures” – Disclosure of Supplier Finance Arrangements

The amendments require disclosure of the effects of supplier finance arrangements on the Bank’s liabilities, cash flows and exposure to liquidity risk. These amendments do not have a significant impact on the separate financial statements.

- Amendment of Korean IFRS No.1116 “Leases”—Lease Liability in a Sale and Leaseback

The amendments require a seller-lessee to subsequently measure lease liabilities arising from a leaseback in a way that it does not recognize any amount of the gain or loss that relates to the right of use it retains. These amendments do not have a significant impact on the separate financial statements.

- Amendment of Korean IFRS No.1001 “Presentation of Financial Statements” – Disclosure of Virtual Asset

The amendments require additional disclosure for virtual assets held by the Bank, virtual assets entrusted by customers to the Bank, and the issuance and transfer of virtual assets. These amendments do not have a significant impact on the separate financial statements.

2.1.2 The following new and amended standards have been published that are not mandatory for December 31, 2024 reporting period and have not been adopted by the Bank.

- Amendment of Korean IFRS No.1021 “The Effects of Changes in Foreign Exchange Rates”—Lack of exchangeability

The amendments require the Company to determine a spot exchange rate when exchangeability is lacking, and to disclose information on the nature and financial effects of the currency not being exchangeable into the other currency, the spot exchange rate(s) used, the estimation process, and the risks to which the Company is exposed. This amendment will be applied to the financial statements for the accounting year beginning on or after January 1, 2025.The Bank expects that the amendment will not have a significant impact on the separate financial statements.

10

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

2.2 Measurement Basis

The separate financial statements have been prepared based on the historical cost accounting model unless otherwise specified.

2.3 Functional and Presentation Currency

Items included in the financial statements of the Bank are measured using the currency of the primary economic environment in which the Bank operates (“functional currency”). The separate financial statements are presented in Korean won, which is the Bank’s functional and presentation currency.

2.4 Critical Accounting Estimates

The Bank applies accounting policies and uses judgements, accounting estimates, and assumptions that may have a significant impact on the assets (liabilities) and incomes (expenses) in preparing the separate financial statements. Management’s estimates of outcomes may differ from actual outcomes if management’s estimates and assumptions based on management’s best judgment are different from the actual environment.

Estimates and underlying assumptions are continually evaluated, and changes in accounting estimates are recognized in the period in which the estimates are changed and in any future periods affected.

Uncertainties in estimates and assumptions with significant risks that may result in material adjustments to the separate financial statements are as follows:

2.4.1 Income taxes

As the income taxes on the Bank’s taxable income is calculated by applying the tax laws of various countries and the decisions of tax authorities, there is uncertainty in calculating the final tax effect.

2.4.2 Fair value of financial instruments

The fair value of financial instruments where no active market exists or where quoted prices are not otherwise available is determined by using valuation techniques. Financial instruments, which are not actively traded in the market and those with less transparent market prices, will have less objective fair values and require broad judgment on liquidity, concentration, uncertainty in market factors, assumptions in fair value determination, and other risks.

As described in the significant accounting policies in Note 3.3 Recognition and Measurement of Financial Instruments, diverse valuation techniques are used to determine the fair value of financial instruments, from generally accepted market valuation models to internally developed valuation models that incorporate various types of assumptions and variables.

2.4.3 Allowances and provisions for credit losses

The Bank recognizes and measures allowances for credit losses of debt instruments measured at amortized cost and debt instruments measured at fair value through other comprehensive income. Also, the Bank recognizes and measures provisions for credit losses of acceptances and guarantees, and unused loan commitments. Accuracy of allowances and provisions for credit losses is dependent upon estimation of expected cash flows of the borrower subject to individual assessment of impairment, and upon assumptions and variables of model used in collective assessment of impairment and estimation of provisions for credit losses of acceptances and guarantees, and unused loan commitments.

11

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

- Allowances and provisions for credit losses (Allowances, acceptances and guarantees, and unused commitments)

Economic uncertainty arising from the complex crises is increasing such as real economic recession, etc., and asset quality deterioration may raise from increased pressure of debt repayment increased by high interest rates. Accordingly, the Bank reflected the effect on expected credit losses in an additional way through a comprehensive review of vulnerable sectors in the event of the extinguishment of COVID-19 financial support policies. In addition, the Bank has expanded the scope of lenders for individual assessment of allowance, and estimates the elements of risk measures reflecting the future economic prospects based on the comprehensive reviews. The Bank will continue to monitor the impact on expected credit losses by considering the duration of economic uncertainty and government policies, and the impact on expected credit losses is described in Note 11.1 Changes in allowances for credit losses of loans measured at amortized cost and Note 22.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees.

2.4.4 Net defined benefit asset (liability)

The present value of the net defined benefit asset(liability) is affected by changes in the various factors determined by the actuarial method.

2.4.5 Impairment of goodwill

The recoverable amounts of cash-generating units are determined based on value-in-use calculations to test whether impairment of goodwill has occurred.

12

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

3. Material Accounting Policies

The principal accounting policies applied in the preparation of these separate financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

3.1 Investments in Associates and Subsidiaries

Associates are entities over which the Bank has significant influence over the financial and operating policy decisions. Generally, if the Bank holds 20% or more of the voting power of the investee, it is presumed that the Bank has significant influence.

Subsidiaries are companies that are controlled by the Bank. The Bank controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Also, the existence and effects of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Bank controls the investee. Subsidiaries are fully consolidated from the date when control is transferred to the Bank and de-consolidated from the date when control is lost.

Investments in associates and subsidiaries are accounted for at cost in accordance with Korean IFRS No.1027. However, beneficiary certificates in private equity fund which is consolidated is classified as financial assets at fair value through profit or loss in accordance with Korean IFRS No.1109 and measured at fair value in accordance with Korean IFRS No.1113.

The Bank determines at each reporting period whether there is any objective evidence that the investments in the associates and subsidiaries that are accounted for by cost method are impaired. If this is the case, the Bank calculates the amount of impairment as the difference between the recoverable amount of the associate or subsidiary and its carrying amount and recognizes the amount as non-operating expenses in the statement of comprehensive income.

3.2 Foreign Currency

3.2.1 Foreign currency transactions

A foreign currency transaction is recorded, at initial recognition in the functional currency, by applying to the foreign currency amount the spot exchange rate between the functional currency and the foreign currency at the date of the transaction. At the end of each reporting period, foreign currency monetary items are translated using the closing rate which is the spot exchange rate at the end of the reporting period. Non-monetary items that are measured at fair value in a foreign currency are translated using the exchange rate at the date when the fair value was measured and non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rate at the date of the transaction.

Except for the exchange differences for the net investment in a foreign operation and the financial liability designated as a hedging instrument of net investment, exchange differences arising on the settlement of monetary items or on translating monetary items are recognized in profit or loss. When a gain or loss on a non-monetary item is recognized in other comprehensive income, any exchange component of that gain or loss is recognized in other comprehensive income. Conversely, when a gain or loss on a non-monetary item is recognized in profit or loss, any exchange component of that gain or loss is recognized in profit or loss.

13

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

3.2.2 Foreign operations

The results and financial position of a foreign operation, whose functional currency differs from the Bank’s presentation currency, are translated into the Bank’s presentation currency based on the following procedures. If the functional currency of a foreign operation is not the currency of a hyperinflationary economy, assets and liabilities for each statement of financial position presented (including comparatives) are translated at the closing rate at the end of the reporting period, income and expenses for each statement of comprehensive income presented (including comparatives) are translated using the average exchange rates for the period. All resulting exchange differences are recognized in other comprehensive income.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation are treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and are translated into the presentation currency at the closing rate.

On the disposal of a foreign operation, the cumulative amount of the exchange differences relating to that foreign operation, recognized in other comprehensive income and accumulated in the separate component of equity, is reclassified from equity to profit or loss (as a reclassification adjustment) when the gain or loss on disposal is recognized. On the partial disposal of a subsidiary that includes a foreign operation, the Bank re-attributes the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income to the non-controlling interests in that foreign operation. In any other partial disposal of a foreign operation, the Bank reclassifies to profit or loss only the proportionate share of the cumulative amount of the exchange differences recognized in other comprehensive income.

3.2.3 Translation of the net investment in a foreign operation

A monetary item that is receivable from or payable to a foreign operation, for which settlement is neither planned nor likely to occur in the foreseeable future is, in substance, a part of the Bank’s net investment in that foreign operation. The foreign currency difference arising from that monetary item is recognized in other comprehensive income and shall be reclassified to profit or loss on disposal of the net investment.

3.3 Recognition and Measurement of Financial Instruments

3.3.1 Initial recognition

The Bank recognizes a financial asset or a financial liability in its statement of financial position when the Bank becomes party to the contractual provisions of the instrument. A regular way purchase or sale of financial assets (a purchase or sale of a financial asset under a contract whose terms require delivery of the asset within the time frame established generally by regulation or convention in the marketplace concerned) is recognized and derecognized using trade date accounting.

For financial reporting purpose, the Bank classifies (a) financial assets as financial assets at fair value through profit or loss, financial assets at fair value through other comprehensive income, or financial assets at amortized cost and (b) financial liabilities as financial liabilities at fair value through profit or loss, or other financial liabilities. These classifications are based on the business model for managing financial instruments and the contractual cash flow characteristics of the financial instrument at initial recognition.

14

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

At initial recognition, a financial asset or financial liability is measured at its fair value plus or minus, in the case of a financial asset or financial liability not at fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issue of the financial asset or financial liability. The fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The fair value of a financial instrument on initial recognition is normally the transaction price (that is, the fair value of the consideration given or received) in an arm’s length transaction.

3.3.2 Subsequent measurement

After initial recognition, financial instruments are measured at amortized cost or fair value based on classification at initial recognition.

3.3.2.1 Amortized cost

The amortized cost of a financial asset or financial liability is the amount at which the financial asset or financial liability is measured at initial recognition minus the principal repayments, plus or minus the cumulative amortization using the effective interest method of any difference between that initial amount and the maturity amount and, for financial assets, adjusted for any loss allowance.

3.3.2.2 Fair value

The Bank uses quoted price in an active market which is based on listed market price or dealer price quotations of financial instruments traded in an active market as best estimate of fair value. A financial instrument is regarded as quoted in an active market if quoted prices are readily and regularly available from an exchange, dealer, broker, industry group, pricing service or regulatory agency, and those prices represent actual and regularly occurring market transactions on an arm’s length basis.

If there is no active market for a financial instrument, fair value is determined either by using a valuation technique or independent third-party valuation service. Valuation techniques include using recent arm’s length market transactions between knowledgeable and willing parties, if available, referencing the current fair value of another instrument that is substantially the same, discounted cash flow analysis, and option pricing models.

The Bank uses valuation models that are commonly used by market participants and customized for the Bank to determine fair values of common over-the-counter (“OTC”) derivatives such as options, interest rate swaps, and currency swaps which are based on the inputs observable in markets. However, for some complex financial instruments that require fair value measurement by valuation techniques based on certain assumptions because some or all inputs used in the model are not observable in the market, the Bank uses internal valuation models developed from general valuation models or valuation results from independent external valuation institutions.

In addition, the fair value information recognized in the statement of financial position is classified into the following fair value hierarchy, reflecting the significance of the input variables used in the fair value measurement.

Level 1 :	Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Bank can access at the measurement date

Level 2 :	Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

Level 3 :	Unobservable inputs for the asset or liability

15

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. For this purpose, the significance of an input is assessed against the fair value measurement in its entirety.

If a fair value measurement uses observable inputs that require significant adjustment using unobservable inputs, that measurement is a Level 3 measurement.

The Bank’s Fair Value Evaluation Committee, which consists of the risk management department, trading department and accounting department, reviews the appropriateness of internally developed valuation models, and approves the selection and changing of the external valuation institution and other considerations related to fair value measurement. The results of regular verification of the internally developed valuation models are reported to the Market Risk Management Subcommittee.

If the valuation technique does not reflect all factors which market participants would consider in pricing the asset or liability, the fair value is adjusted to reflect those factors. Those factors include counterparty credit risk, liquidity risk, and others.

The Bank uses a valuation technique which maximizes the use of market inputs and minimizes the use of entity-specific inputs. It incorporates all factors that market participants would consider in pricing the asset or liability and is consistent with economic methodologies applied for pricing financial instruments. Periodically, the Bank calibrates the valuation technique and tests its validity using prices of observable current market transactions of the same instrument or based on other relevant observable market data.

3.3.3 Derecognition

Derecognition is the removal of a previously recognized financial asset or financial liability from the statement of financial position. The derecognition criteria for financial assets and financial liabilities are as follows:

3.3.3.1 Derecognition of financial assets

A financial asset is derecognized when the contractual rights to the cash flows from the financial assets expire or the Bank transfers substantially all the risks and rewards of ownership of the financial asset, or the Bank neither transfers nor retains substantially all the risks and rewards of ownership of the financial asset and the Bank has not retained control. Therefore, if the Bank does not transfer substantially all the risks and rewards of ownership of the financial asset, the Bank continues to recognize the financial asset to the extent of its continuing involvement in the financial asset.

If the Bank transfers the contractual rights to receive the cash flows of the financial asset but retains substantially all the risks and rewards of ownership of the financial asset, the Bank continues to recognize the transferred asset in its entirety and recognize a financial liability for the consideration received.

The Bank writes off a financial asset when the Bank has no reasonable expectations of recovering a financial asset in its entirety or a portion thereof. In general, the Bank considers write-off when it is determined that the debtor does not have sufficient funds or income to cover the principal and interest. The write-off decision is made in accordance with internal policy. After the write-off, the Bank can continue to collect the written-off loans according to the internal policy. Recovered amounts from financial assets previously written-off are recognized in profit or loss.

16

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

3.3.3.2 Derecognition of financial liabilities

A financial liability is derecognized from the statement of financial position when it is extinguished (i.e., the obligation specified in the contract is discharged, canceled or expires).

3.3.4 Offsetting

A financial asset and a financial liability are offset, and the net amount is presented in the statement of financial position when, and only when, the Bank currently has a legally enforceable right to offset the recognized amounts and intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously. The legally enforceable right must not be contingent on a future event and must be legally enforceable in the normal course of business, the event of default, and the event of insolvency or bankruptcy of the Bank and all of the counterparties.

3.4 Cash and Due from Financial Institutions

Cash and due from financial institutions include cash on hand, foreign currency, and short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value, and due from financial institutions. Cash and due from financial institutions are measured at amortized cost.

3.5 Non-derivative Financial Assets

3.5.1 Financial assets at fair value through profit or loss

Financial assets are classified as financial assets at fair value through profit or loss unless they are classified as financial assets at amortized cost or at fair value through other comprehensive income.

The Bank may designate certain financial assets upon initial recognition as at fair value through profit or loss when the designation eliminates or significantly reduces a measurement or recognition inconsistency (sometimes referred to as an ‘accounting mismatch’) that would otherwise arise from measuring assets or liabilities or recognizing the gains and losses on them on different bases.

After initial recognition, a financial asset at fair value through profit or loss is measured at fair value and gains or losses arising from a change in fair value are recognized in profit or loss. Interest income using the effective interest method and dividend income from financial assets at fair value through profit or loss are also recognized in profit or loss.

3.5.2 Financial assets at fair value through other comprehensive income

The Bank classifies below financial assets as financial assets at fair value through other comprehensive income:

Debt instruments that are held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets, and where the assets’ cash flows solely represent payments of principal and interest on the principal amount outstanding and;

Equity instruments that are not held for short-term trading but held for strategic investment, and designated as financial assets at fair value through other comprehensive income

17

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

After initial recognition, a financial asset at fair value through other comprehensive income is measured at fair value. Gains or losses arising from a change in fair value, other than dividend income, interest income calculated using the effective interest method and exchange differences arising on monetary items which are recognized directly in profit or loss, are recognized in other comprehensive income in equity.

When the financial assets at fair value through other comprehensive income is disposed of, the cumulative gain or loss previously recognized in other comprehensive income is reclassified from equity to profit or loss. However, cumulative gain or loss of equity instruments designated at fair value through other comprehensive income is reclassified to retained earnings not to profit or loss at disposal.

A financial asset at fair value through other comprehensive income denominated in foreign currency is translated at the closing rate. Exchange differences resulting from changes in amortized cost are recognized in profit or loss, and other changes are recognized in equity.

3.5.3 Financial assets at amortized cost

A financial asset, which is held within the business model whose objective is achieved by collecting contractual cash flows, and where the assets’ cash flows represent solely payments of principal and interest on the principal amount outstanding, is classified as a financial asset at amortized cost. After initial recognition, a financial asset at amortized cost is measured at amortized cost using the effective interest method and interest income is calculated using the effective interest method.

3.6 Expected Credit Losses of Financial Assets (Debt Instruments)

The Bank recognizes loss allowances for expected credit losses at the end of the reporting period for financial assets at amortized cost and fair value through other comprehensive income except for financial assets at fair value through profit or loss.

Expected credit losses are estimated at present value of probability-weighted amount that is determined by evaluating a range of possible outcomes. The Bank measures expected credit losses by reflecting all reasonable and supportable information that is available without undue cost or effort at the reporting date about past events, current conditions, and forecasts of future economic conditions.

The approaches of measuring expected credit losses in accordance with Korean IFRS are as follows:

•	General approach: for financial assets and unused loan commitments not subject to the below approach

•	Credit-impaired approach: for financial assets that are credit-impaired at the time of acquisition

Application of general approach is differentiated depending on whether credit risk has increased significantly after initial recognition. If the credit risk on a financial instrument has not increased significantly since initial recognition, the Bank measures loss allowances for that financial instrument at an amount equal to 12-month expected credit losses, whereas if the credit risk on a financial instrument has increased significantly since initial recognition, the Bank measures loss allowances for a financial instrument at an amount equal to the lifetime expected credit losses. Lifetime is the period until the contractual maturity date of financial instruments and means the expected life.

The Bank assesses whether the credit risk has increased significantly using the following criteria, and if one or more of the following criteria are met, it is deemed as significant increase in credit risk. If the contractual cash flows of a financial asset have been renegotiated or modified, the Bank assesses whether the credit risk has increased significantly using the same following criteria.

18

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

•	More than 30 days past due

•	Decline in credit rating at the end of the reporting period by certain notches or more compared to the time of initial recognition

•	Subsequent managing ratings below certain level in the early warning system

•	Debt restructuring (except for impaired financial assets) and

•	Credit delinquency information of Korea Federation of Banks, etc.

The Bank generally considers the loan to be credit-impaired if one or more of the following criteria are met:

•	90 days or more past due

•	Legal proceedings related to collection

•	A borrower registered on the credit management list of Korea Federation of Banks

•	A corporate borrower with the credit rating C and D

•	Refinancing and

•	Debt restructuring

3.6.1 Forward-looking information

The Bank uses forward-looking information, when determining whether credit risk has increased significantly and measuring expected credit losses.

The Bank assumes that the risk components have a constant correlation with the economic cycle and uses statistical methodologies to estimate the relation between key macroeconomic variables and risk components for the expected credit losses. The Bank has derived a correlation between the time series data of 14 years or more and the key macroeconomic variables and calculates the expected credit losses by reflecting the results of the correlation on the risk component.

The correlation between the major macroeconomic variables and the credit risk are as follows:

Key macroeconomic variables	Correlation between the major macroeconomic variables and the credit risk
Benchmark interest rate	(+)
AA- rated corporate bond (3-year)	(+)
BBB- rated corporate bond (3-year)	(+)
Composite stock index	(-)
Rate of increase in housing transaction price index (Whole Country)	(-)
Rate of increase in housing transaction price index (Metropolitan Area)	(-)
WTI crude oil price	(+)
Growth rate of private consumption	(-)
Rate of increase or decrease in unemployment rate	(+)

Forward-looking information used in the calculation of expected credit losses is based on the macroeconomic forecasts utilized by management of the Bank for its business plan considering reliable external agency’s forecasts and others. The forward-looking information is generated by KB Research with a comprehensive approach to capture the possibility of various economic forecast scenarios that are derived from the internal and external viewpoints of the macroeconomic situation. The Bank determines the macroeconomic variables to be used in forecasting future conditions of the economy, considering the direction of the forecast scenario based on GDP growth and the significant relationship between macroeconomic variables and time series data. Some macroeconomic variables used are different than those used in the previous year.

19

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

As of December 31, 2024, the Bank measures expected credit losses by applying both the worse scenario and the crisis scenario, taking into consideration the potential credit risk resulting from the uncertain financial environment locally and globally and the rapid economic recession.

If we assume a probability weight of 100% for each scenario, the impact on expected credit loss allowances and provisions would be as follows.

(In millions of Korean won)
Scenario	Applied probability weight	Assumption of 100%	Difference from the book value
Deterioration	80%	2,152,009	(607,040)
Crisis situation	20%	4,323,709	1,564,660

3.6.2 Measuring expected credit losses on financial assets at amortized cost

The expected credit losses of financial assets at amortized cost are measured as present value of the difference between the contractual cash flows to be received and the cash flows expected to be received. The Bank estimates expected future cash flows for financial assets that are individually significant. The Bank selects the individually significant financial assets by comprehensively considering quantitative and qualitative factors (such as debt restructuring or negative net assets, etc.) when the credit risk has increased significantly or the financial asset in credit-impaired (individual assessment of impairment).

For financial assets that are not individually significant, the Bank collectively estimates expected credit losses by grouping loans with a homogeneous credit risk profile (collective assessment of impairment).

3.6.2.1 Individual assessment of impairment

Individual assessment of impairment losses is performed using management’s best estimate on the present value of expected future cash flows. The Bank uses all the available information including financial condition of the borrower such as operating cash flow and net realizable value of any collateral held.

3.6.2.2 Collective assessment of impairment

Collective assessment of impairment losses is performed by using a methodology based on historical loss experience and reflecting forward-looking information. Such a process incorporates factors such as type of collateral, type of product, type of borrower, credit rating, size of portfolio, and recovery period and applies Probability of Default (“PD”) on a group of assets and Loss Given Default (“LGD”) by type of recovery method. Also, the Bank applies certain assumptions to model expected credit losses assessment and to determine input based on loss experience and forward-looking information. These models and assumptions are periodically reviewed to reduce the gap between loss estimate and actual loss experience.

The lifetime expected credit losses are measured by applying the PD to the carrying amount, which is calculated by deducting the expected principal repayment amount from the carrying amount as of the reporting date, and the LGD adjusted to reflect changes in the carrying amount.

20

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

3.6.3 Measuring expected credit losses on financial assets at fair value through other comprehensive income

The Bank measures expected credit losses on financial assets at fair value through other comprehensive income in a manner that is consistent with the requirements that are applicable to financial assets at amortized cost. However, loss allowances are recognized in other comprehensive income. Upon disposal or repayment of financial assets at fair value through other comprehensive income, the amount of loss allowances is reclassified from other comprehensive income to profit or loss.

3.7 Derivative Financial Instruments

The Bank enters into numerous derivative financial instrument contracts such as currency forwards, interest rate swaps, currency swaps, and others for trading purposes or to manage its interest rate risk, currency risk, and others. The Bank’s derivative financial instruments business focuses on addressing the needs of the Bank’s corporate clients to hedge their risk exposure and to hedge the Bank’s risk exposure that results from such client contracts. These derivative financial instruments are presented as derivative financial instruments in the financial statements irrespective of transaction purpose and subsequent measurement requirement.

The Bank designates certain derivative financial instruments as hedging instruments to hedge the risk of changes in fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge) and the risk of changes in cash flow (cash flow hedge).

At the inception of the hedging relationship, there is formal designation and documentation of the hedging relationship and the Bank’s risk management objective and strategy for undertaking the hedge. This documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged, the inception date of hedging relationship and how the Bank will assess the hedging instrument’s effectiveness in offsetting the changes in the hedged item’s fair value or cash flows attributable to the hedged risk.

Derivative financial instruments are initially recognized at fair value. After initial recognition, derivative financial instruments are measured at fair value, and changes therein are accounted for as described below.

3.7.1 Derivative financial instruments held for trading

All derivative financial instruments, except for derivatives that are designated and qualify for hedge accounting, are measured at fair value. Gains or losses arising from changes in fair value are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.2 Derivative financial instruments for fair value hedges

If derivative financial instruments are designated and qualify for fair value hedges, changes in fair value of the hedging instrument and changes in fair value of the hedged item attributable to the hedged risk are recognized in profit or loss as part of other operating income or expenses. If the hedged items are equity instruments for which the Bank has elected to present changes in fair value in other comprehensive income, changes in fair value of the hedging instrument and changes in fair value of the hedged item attributable to the hedged risk are recognized in other comprehensive income.

Fair value hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedging relationship ceases to meet the qualifying criteria. Once fair value hedge accounting is discontinued, the adjustment to the carrying amount of a hedged item is amortized to profit or loss by the maturity of the financial instrument using the effective interest method.

21

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

3.7.3 Derivative financial instruments for cash flow hedges

The effective portion of changes in fair value of derivative financial instruments that are designated and qualify for cash flow hedges is recognized in other comprehensive income, limited to the cumulative change in fair value (present value) of the hedged item (the present value of the cumulative change in the hedged expected future cash flows) from inception of the hedge. The ineffective portion is recognized in profit or loss as other operating income or expenses. The associated gains or losses that were previously recognized in other comprehensive income are reclassified from equity to profit or loss (other operating income or expenses) as a reclassification adjustment in the same period or periods during which the hedged forecast cash flows affect profit or loss. Cash flow hedge accounting is discontinued prospectively if the hedging instrument expires or is sold, terminated or exercised, or the hedging relationship ceases to meet the qualifying criteria. When the cash flow hedge accounting is discontinued, the cumulative gains or losses on the hedging instrument that have been recognized in other comprehensive income are reclassified to profit or loss over the period in which the forecast transaction occurs. If the forecast transaction is no longer expected to occur, the cumulative gains or losses that have been recognized in other comprehensive income are immediately reclassified to profit or loss.

3.7.4 Risk management strategy

Interest rate risk arises from changes in fair value resulting from changes in the discount rate of fixed rate financial instruments and changes in cash flows resulting from changes in the nominal interest rate of floating rate financial instruments.

The Bank hedges the interest rate risk in its entirety. At inception of the hedge relationship, the Bank reviews the hedge effectiveness; and periodically reviews the effectiveness in order to confirm that economic relationship between the hedged item and the hedging instrument exists. The requirement that an economic relationship exists means that the hedging instrument and the hedged item have values that generally move in the opposite direction due to the same risk, which is the hedged risk. The Bank designates the exposure of hedged item opposite to the exposure of hedging instruments in order to meet economic relationship requirement.

The Bank designates the hedge relationship at a one-on-one ratio between the nominal amount of the hedging instrument and the nominal amount of the hedged item.

Hedge ineffectiveness could arise because of differences in the underlying parameters (acquisition date, credit risk or liquidity and others) or other differences between the hedging instrument and the hedged item that the Bank accepts in order to achieve a cost-effective hedging relationship.

The Bank avoids the cash flow variability of its floating rate debt securities by using interest rate swaps. Both are linked to the same interest rate; however, the paid amount of the floating rate may be set on different dates. Even if the variability of interest rate related cash flows (as a risk factor) is designated as a hedged item, the difference in set-up dates creates a hedge ineffectiveness.

The Bank avoids the variability of fair values of its fixed rate debt securities by using interest rate swaps. The method of calculating the number of dates for paying fixed-rate interest can be different between hedging instruments and hedged items. Even if the variability of the fair value due to the benchmark interest rate (as a risk factor) is designated as a hedged item, the difference in the method of calculating the number of the dates creates a hedge ineffectiveness.

22

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

3.7.5 Embedded derivatives

An embedded derivative is separated from the host contract and accounted for as a derivative if, and only if, (a) the economic characteristics and risks of the embedded derivative are not closely related to those of the host contract, (b) a separate instrument with the same terms as the embedded derivative would meet the definition of a derivative and (c) the hybrid contract contains a host that is not a financial asset and is not designated as at fair value through profit or loss. Gains or losses arising from a change in fair value of an embedded derivative separated from the host contract are recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss.

3.7.6 Day one gains or losses

If the Bank uses a valuation technique that incorporates unobservable inputs for the fair value of the OTC derivatives at initial recognition, there may be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the difference is not recognized in profit or loss but deferred and amortized using the straight-line method over the life of the financial instrument. If the fair value is subsequently determined using observable inputs, the remaining deferred amount is recognized in profit or loss as part of net gains or losses on financial instruments at fair value through profit or loss or other operating income or expenses.

3.8 Property and Equipment

3.8.1 Recognition and measurement

Property and equipment that qualify for recognition as an asset are measured at cost and subsequently carried at its cost less any accumulated depreciation and any accumulated impairment losses.

The cost of property and equipment includes any costs directly attributable to bringing the asset to the location and the asset’s condition necessary for it to be capable of operating in the manner intended by management and the initial estimate of the costs of dismantling and removing the item and restoring the site on which it is located.

Subsequent expenditures are capitalized only when they prolong the useful life or enhance values of the assets, but the costs of the day-to-day servicing of the assets such as repair and maintenance costs are recognized in profit or loss as incurred. When part of an item of property and equipment has a useful life different from that of the entire asset, it is recognized as a separate asset.

3.8.2 Depreciation

Land is not depreciated, whereas other property and equipment are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Bank. The depreciable amount of an asset is determined after deducting its residual value.

Each part of an item of property and equipment with a cost that is significant in relation to the total cost of the item is depreciated separately.

The depreciation method and estimated useful life of property and equipment are as follows:

Property and equipment	Depreciation method	Estimated useful life
Buildings	Straight-line	40 years
Leasehold improvements	Diminishing-balance	4 years
Equipment and vehicles	Diminishing-balance	4 years

23

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

The residual value, the useful life, and the depreciation method applied to an asset are reviewed at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

3.9 Investment Properties

3.9.1 Recognition and measurement

Properties held to earn rentals or for capital appreciation or both are classified as investment properties. Investment properties are measured initially at their cost and subsequently the cost model is used.

3.9.2 Depreciation

Land is not depreciated, whereas other investment properties are depreciated using the method that reflects the pattern in which the asset’s future economic benefits are expected to be consumed by the Bank. The depreciable amount of an asset is determined after deducting its residual value.

The depreciation method and estimated useful life of investment properties are as follows:

Investment properties	Depreciation method	Estimated useful life
Buildings	Straight-line	40 years

The residual value, the useful life, and the depreciation method applied to an asset are reviewed at each financial year-end and, if expectations differ from previous estimates, the changes are accounted for as a change in an accounting estimate.

3.10 Intangible Assets

Intangible assets are measured initially at cost and subsequently carried at their cost less any accumulated amortization and any accumulated impairment losses.

Intangible assets, except for goodwill and membership rights, are amortized using the straight-line method with no residual value over their estimated useful life since the assets are available for use.

Intangible assets	Amortization method	Estimated useful life
Industrial property rights	Straight-line	5 years
Software	Straight-line	4~5 years
Others	Straight-line	1~13 years

The amortization period and the amortization method for an intangible asset with a finite useful life are reviewed at least at each financial year-end. Where an intangible asset is not being amortized because its useful life is indefinite, the Bank carries out a review in each accounting period to confirm whether events and circumstances still support an indefinite useful life assessment. If they do not, the change in the useful life assessment from indefinite to finite is accounted for as a change in an accounting estimate.

24

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

3.10.1 Goodwill

3.10.1.1 Recognition and measurement

Goodwill related to business combinations before January 1, 2010, is stated at its carrying amount, which was recognized under the Bank’s previous accounting policy, prior to the transition to Korean IFRS.

Goodwill acquired from business combinations after January 1, 2010, is initially measured as the excess of the consideration transferred over the fair value of net identifiable assets acquired and liabilities assumed. If the fair value of net identifiable assets acquired and liabilities assumed exceeds the consideration transferred, the difference is recognized in profit or loss.

Acquisition-related costs incurred to effect a business combination are charged to expenses in the periods in which the costs are incurred and the services are received, except for the costs to issue debt or equity securities.

3.10.1.2 Subsequent measurement

Goodwill is not amortized and is stated at cost less accumulated impairment losses. Goodwill that forms part of the carrying amount of an investment in associates and subsidiaries is not separately recognized, and an impairment loss recognized is not allocated to any asset, including goodwill, which forms part of the carrying amount of the investment in the associates.

25

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

3.10.2 Subsequent expenditures

Subsequent expenditures are capitalized only when they enhance values of the assets. Internally generated intangible assets, such as goodwill and trade name, are not recognized as assets but expensed as incurred.

3.11 Impairment of Non-financial Assets

The Bank assesses at the end of each reporting period whether there is any indication that a non-financial asset, except for (a) deferred income tax assets, (b) assets arising from employee benefits and (c) non-current assets (or group of assets to be sold) classified as held for sale, may be impaired. If any such indication exists, the Bank estimates the recoverable amount of the asset. However, irrespective of whether there is any indication of impairment, the Bank tests (a) goodwill acquired in a business combination, (b) intangible assets with an indefinite useful life and (c) intangible assets not yet available for use for impairment annually by comparing their carrying amount with their recoverable amount.

The recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Bank determines the recoverable amount of the cash-generating unit to which the asset belongs. A cash-generating unit is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. The recoverable amount of an asset is the higher of its fair value less costs of disposal and its value in use. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit that are discounted by a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the future cash flow estimates have not been adjusted.

If the recoverable amount of an asset is less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. That reduction is an impairment loss and recognized immediately in profit or loss. For the purpose of impairment testing, goodwill acquired in a business combination is allocated to each of the cash-generating units that is expected to benefit from the synergies of the combination. The impairment loss is allocated first to reduce the carrying amount of any goodwill allocated to the cash-generating unit and then to the other assets of the unit pro rata on the basis of the carrying amount of each asset in the unit.

An impairment loss recognized for goodwill is not reversed in a subsequent period. The Bank assesses at the end of each reporting period whether there is any indication that an impairment loss recognized in prior periods for an asset, other than goodwill, may no longer exist or may have decreased, and an impairment loss recognized in prior periods for an asset other than goodwill shall be reversed if, and only if, there has been a change in the estimates used to determine the asset’s recoverable amount since the last impairment loss was recognized. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss cannot exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years.

3.12 Non-current Assets Held for Sale

A non-current asset or disposal group is classified as held for sale if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset (or disposal group) must be available for immediate sale in its present condition and its sale must be highly probable. A non-current asset (or disposal group) classified as held for sale is measured at the lower of (a) its carrying amount measured in accordance with the applicable Korean IFRS, immediately before the initial classification of the asset (or disposal group) as held for sale and (b) fair value less costs to sell.

A non-current asset is not depreciated (or amortized) while it is classified as held for sale or is part of a disposal group classified as held for sale.

26

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

Impairment loss is recognized for any initial or subsequent write-down of the asset (or disposal group) to fair value less costs to sell. Gain is recognized for any subsequent increase in fair value less costs to sell of an asset, but not in excess of the cumulative impairment loss that has been recognized.

3.13 Financial Liabilities

The Bank classifies financial liabilities into financial liabilities at fair value through profit or loss or other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities. The Bank recognizes financial liabilities in the statement of financial position when the Bank becomes a party to the contractual provisions of the financial liability.

3.13.1 Financial liabilities at fair value through profit or loss

Financial liabilities at fair value through profit or loss include financial liabilities held for trading or designated as such at initial recognition. After initial recognition, financial liabilities at fair value through profit or loss are measured at fair value, and changes therein are recognized in profit or loss. At initial recognition, transaction costs that are directly attributable to the acquisition are recognized in profit or loss as incurred.

In relation to securities lending or borrowing transactions, when the Bank borrows securities from the Korea Securities Depository and others, these transactions are managed as off-balance sheet items. The borrowed securities are treated as financial liabilities at fair value through profit or loss when they are sold. Changes in fair value at the end of the reporting period and difference between carrying amount at redemption and purchased amount are recognized in profit or loss.

3.13.2 Other financial liabilities

Non-derivative financial liabilities other than financial liabilities at fair value through profit or loss are classified as other financial liabilities. Other financial liabilities include deposits, borrowings, debentures, and others. At initial recognition, other financial liabilities are measured at fair value minus transaction costs that are directly attributable to the acquisition. After initial recognition, other financial liabilities are measured at amortized cost, and its interest expense is recognized, using the effective interest method.

When an asset is sold under repurchase agreement, the Bank continues to recognize the asset with the amount sold being accounted for as borrowings. The Bank derecognizes a financial liability from the statement of financial position only when it is extinguished (i.e., when the obligation specified in the contract is discharged, canceled or expires).

3.14 Provisions

Provisions are recognized when the Bank has a present obligation (legal or constructive) as a result of a past event and it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of the obligation. Inevitable risks and uncertainties surrounding related events and circumstances are considered in measuring the best estimate of the provisions, and where the effect of the time value of money is material, the amount of provisions is the present value of the expenditures expected to be required to settle the obligation.

Provisions for confirmed and unconfirmed acceptances and guarantees, and unused credit lines of consumer and corporate loans are recognized using a valuation model that applies the credit conversion factor, PD, and LGD.

27

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provisions are reversed.

An onerous contract is a contract in which the unavoidable costs of meeting the obligations under the contract exceed the economic benefits expected to be received under it. The unavoidable costs under a contract reflect the least net cost of exiting from the contract, which is the lower of the cost of fulfilling it and any compensation or penalties arising from failure to fulfill it. If the Bank has a contract that is onerous, the present obligation under the contract is recognized and measured as provisions.

3.15 Financial Guarantee Contracts

Financial guarantee contracts require the issuer to make specified payments to reimburse the holder for a loss it incurs because a specified debtor fails to make payments when due in accordance with the original or modified terms of a debt instrument.

Financial guarantee contracts are initially recognized at fair value, and classified as other liabilities and are amortized over the contractual term. After initial recognition, financial guarantee contracts are measured at the higher of:

•	The amount determined in accordance with Korean IFRS No.1109 Financial Instruments and

•	The amount initially recognized less, when appropriate, the cumulative amount of income recognized in accordance with Korean IFRS No.1115 Revenue from Contracts with Customers.

3.16 Equity Instrument Issued by the Bank

An equity instrument is any contract or agreement that evidences a residual interest in the assets of an entity after deducting all of its liabilities.

3.16.1 Ordinary shares

Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or the exercise of stock option are deducted from the equity, net of any tax effects.

3.16.2 Hybrid securities

The financial instruments can be classified as either financial liabilities or equity in accordance with the terms of the contract. The Bank classifies hybrid securities as an equity if the Bank has the unconditional right to avoid any contractual obligation to deliver cash or another financial asset in relation to the financial instruments.

3.16.3 Compound financial instruments

A compound financial instrument is classified as a financial liability or an equity instrument depending on the substance of the contractual arrangement of such financial instrument. The liability component of the compound financial instrument is measured at fair value of the similar liability without conversion option at initial recognition and subsequently measured at amortized cost using effective interest method until it is extinguished by conversion or matured. The equity component is initially measured at fair value of compound financial instrument in its entirety less fair value of liability component net of tax effect, and it is not remeasured subsequently.

28

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

3.17 Revenue Recognition

The Bank recognizes revenues in accordance with the following steps determined in accordance with Korean IFRS No.1115 Revenue from Contracts with Customers.

•	Step 1: Identify the contract with a customer.

•	Step 2: Identify the performance obligations in the contract.

•	Step 3: Determine the transaction price.

•	Step 4: Allocate the transaction price to the performance obligations in the contract.

•	Step 5: Recognize revenue when (or as) the entity satisfies a performance obligation.

3.17.1 Interest income and expense

Interest income and expense on debt securities at fair value through profit or loss (excluding beneficiary certificates, equity investments, and other debt instruments), loans, financial instruments at amortized cost, and debt securities at fair value through other comprehensive income are recognized in the statement of comprehensive income using the effective interest method in accordance with Korean IFRS No.1109 Financial Instruments. The effective interest method is a method of calculating the amortized cost of a financial asset or a financial liability and allocating the interest income or interest expense over the relevant period.

The effective interest rate is the rate that exactly discounts estimated future cash receipts or payments through the expected life of the financial instrument or, where appropriate, a shorter period, to the gross carrying amount of a financial asset or to the amortized cost of a financial liability. When calculating the effective interest rate, the Bank estimates expected cash flows by considering all contractual terms of the financial instrument but does not consider expected credit losses. The calculation includes all fees and points paid (main components of effective interest rate only) or received between parties to the contract that are an integral part of the effective interest rate, transaction costs, and all other premiums or discounts. In those rare cases when it is not possible to reliably estimate the cash flows and the expected life of a financial instrument, the Bank uses the contractual cash flows over the full contractual term of the financial instrument.

Interest income on impaired financial assets is recognized using the interest rate used to discount the expected cash flows for the purpose of measuring the impairment loss. Interest income on debt securities at fair value through profit or loss is also classified as interest income in the statement of comprehensive income.

3.17.2 Fee and commission income

The Bank recognizes financial service fees in accordance with the purpose of charging the fees and the accounting standards of the financial instrument related to the fees earned.

3.17.2.1 Fees that are an integral part of the effective interest of a financial instrument

Such fees are generally treated as adjustments of effective interest rate. Such fees may include compensation for activities such as evaluating the borrower’s financial condition, evaluating and recording guarantees, collateral and other security arrangements, negotiating the terms of the instrument, preparing and processing documents, and closing the transaction and origination fees received on issuing financial liabilities at amortized cost. However, fees relating to the creation or acquisition of a financial instrument at fair value through profit or loss are recognized as revenue immediately.

29

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

3.17.2.2 Fees related to performance obligations satisfied over time

If the control of a good or service is transferred over time, the Bank recognizes revenue related to performance obligations over the period of performance obligations. Fees charged in return for the services for a certain period of time, such as asset management fees, consignment business fees, etc. are recognized over the period of performance obligations.

3.17.2.3 Fees related to performance obligations satisfied at a point in time

Fees earned at a point in time are recognized as revenue when a customer obtains control of a promised good or service and the Bank satisfies a performance obligation.

Commission on negotiation or participation in negotiation for the third party such as trading stocks or other securities, arranging merger and acquisition of business, is recognized as revenue when the transaction has been completed.

If the Bank arranges a syndicated loan but does not participate in the syndicated loan or participates in the syndicated loan with the same effective profit as other participants, a syndication arrangement fee is recognized as revenue at the completion of the syndication service.

3.17.3 Net gains or losses on financial instruments at fair value through profit or loss

Net gains or losses on financial instruments at fair value through profit or loss (including changes in fair value, dividends, and gains or losses from foreign currency translation) include gains or losses on financial instruments as follows:

•	Gains or losses relating to financial instruments at fair value through profit or loss (excluding interest income using the effective interest rate method)

•	Gains or losses relating to derivative financial instruments for trading (including derivative financial instruments for hedging purpose but do not qualify for hedge accounting)

3.17.4 Dividend income

Dividend income is recognized in profit or loss when the right to receive payment is established. Dividend income is recognized as net gains or losses on financial instruments at fair value through profit or loss or other operating income depending on the classification of equity securities.

3.18 Employee Compensation and Benefits

3.18.1 Post-employment benefits

3.18.1.1 Defined contribution plans

When an employee has rendered service to the Bank during a period, the Bank recognizes the contribution payable to a defined contribution plan in exchange for that service as post-employment benefits for the period.

30

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

3.18.1.2 Defined benefit plans

All post-employment benefits, other than defined contribution plans, are classified as defined benefit plans. The amount recognized as a net defined benefit liability is the present value of the defined benefit obligation less the fair value of plan assets at the end of the reporting period.

The present value of the defined benefit obligation is calculated annually by a qualified actuary using the projected unit credit method. The rate used to discount post-employment benefit obligations is determined by reference to market yields at the end of the reporting period on high quality corporate bonds. The currency and term of the corporate bonds are consistent with the currency and estimated term of the post-employment benefit obligations. Actuarial gains and losses resulting from changes in actuarial assumptions and experience adjustments are recognized in other comprehensive income.

When the present value of the defined benefit obligation minus the fair value of plan assets results in an asset, it is recognized to the extent of the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions to the plan.

Past service cost is the change in the present value of the defined benefit obligation for employee service in prior periods, resulting from the introduction or changes to a defined benefit plan. Such past service cost is immediately recognized as an expense for the period.

3.18.2 Short-term employee benefits

Short-term employee benefits are employee benefits that are expected to be settled wholly before twelve months after the end of the annual reporting period in which the employees render the related service. When an employee has rendered service to the Bank during an accounting period, the Bank recognizes the undiscounted amount of short-term employee benefits expected to be paid in exchange for that service as an expense for the period.

The expected cost of profit-sharing and bonus payments is recognized as liabilities when the Bank has a present legal or constructive obligation to make payments as a result of past events, such as service rendered by employees, and a reliable estimate of the obligation can be made.

3.18.3 Share-based payment

The Bank provides its executives and employees with stock grants and mileage stock programs. When stock grants are exercised, the Bank can either select to distribute shares of KB Financial Group Inc., the Parent Company or compensate in cash based on the share price. When mileage stock is exercised, the Bank pays the amount equivalent to share price of KB Financial Group Inc. in cash.

For a share-based payment transaction in which the terms of the arrangement provide the Bank with the choice of whether to settle in cash or by issuing equity instruments, the Bank accounts for the transaction in accordance with the requirements applying to cash-settled share-based payment transactions because the Bank determines that it has a present obligation to settle in cash based on a past practice and a stated policy of settling in cash. Therefore, the Bank measures the liability incurred as consideration for the service received at fair value and recognizes related expense and accrued expense over the vesting periods. For mileage stock, the Bank accounts for the transaction in accordance with the requirements applying to cash-settled share-based payment transactions, which are recognized as expenses and accrued expenses at the time of vesting.

Until the liability is settled, the Bank remeasures the fair value of the liability at the end of each reporting period and at the date of settlement, with any changes in fair value recognized in profit or loss as share-based payments.

31

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

3.18.4 Termination benefits

Termination benefits are payable when employment is terminated by the Bank before the normal retirement date, or an employee’s decision to accept an offer of benefits in exchange for the termination of employment. The Bank recognizes a liability and expense for termination benefits at the earlier of the following dates; when the Bank can no longer withdraw the offer of those benefits and when the Bank recognizes costs for a restructuring that is within the scope of Korean IFRS No.1037 and involves the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, then the termination benefits are discounted to present value.

3.19 Income Tax Expense

Income tax expense comprises current tax expense and deferred income tax expense. Current and deferred income taxes are recognized as income or expense and included in profit or loss for the period, except to the extent that the tax arises from (a) a transaction or event which is recognized, in the same or a different period, outside profit or loss, either in other comprehensive income or directly in equity and (b) a business combination.

3.19.1 Current income tax

Current income tax is the amount of income tax payable (recoverable) in respect of the taxable profit (tax loss) for a period. A difference between the taxable profit and accounting profit may arise when income or expense is included in accounting profit in one period but is included in taxable profit in a different period. Differences may also arise if there is revenue that is exempt from taxation, or expense that is not deductible in determining taxable profit (loss). Current income tax liabilities for the current and prior periods are measured using the tax rates that have been enacted or substantively enacted by the end of the reporting period.

The Bank offsets current income tax assets and current income tax liabilities if, and only if, the Bank (a) has a legally enforceable right to offset the recognized amounts and (b) intends either to settle on a net basis, or to realize the asset and settle the liability simultaneously.

3.19.2 Deferred income tax

Deferred income tax is recognized, using the asset-liability method, on temporary differences arising between the tax-based amount of assets and liabilities and their carrying amount in the financial statements. Deferred income tax liabilities are recognized for all taxable temporary differences and deferred income tax assets are recognized for all deductible temporary differences to the extent that it is probable that taxable profit will be available against which the deductible temporary difference can be utilized. However, deferred income tax liabilities are not recognized if they arise from the initial recognition of goodwill; deferred income tax assets and liabilities are not recognized if they arise from the initial recognition of an asset or liability in a transaction that is not a business combination, and at the time of the transaction, affects neither accounting nor taxable profit or loss.

The carrying amount of a deferred income tax asset is reviewed at the end of each reporting period. The Bank reduces the carrying amount of a deferred income tax asset to the extent that it is no longer probable that sufficient taxable profit will be available to allow the benefit of part or all of that deferred income tax asset to be utilized.

32

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred income tax liabilities and deferred income tax assets reflects the tax consequences that would follow from the manner in which the Bank expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

The Bank offsets deferred income tax assets and deferred income tax liabilities if, and only if the Bank has a legally enforceable right to offset current income tax assets against current income tax liabilities and the deferred income tax assets and the deferred income tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current income tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously, in each future period in which significant amounts of deferred income tax liabilities or assets are expected to be settled or recovered.

3.19.3 Uncertain tax positions

Uncertain tax positions arise from tax treatments applied by the Bank which may be challenged by the tax authorities due to the complexity of the transaction or different interpretation of the tax laws, such as a claim for rectification, a claim for a refund related to additional tax or a tax investigation by the tax authorities. The Bank recognizes its uncertain tax positions in the financial statements in accordance with Korean IFRS No.1012 and Interpretation of Korean IFRS No.2123. The income tax asset is recognized if a tax refund is probable for taxes levied by the tax authority, and the amount to be paid as a result of the tax investigation and others is recognized as the current tax payable. However, penalty tax and additional refund on tax are regarded as penalty or interest and are accounted for in accordance with Korean IFRS No.1037.

3.19.4 Global Minimum Tax

The Bank is subject to the global minimum tax under Pillar 2 legislation and has applied the exemption from recognizing and disclosing related deferred tax.

3.20 Transactions with the Trust Accounts

The Bank accounts for trust assets separately from its own assets in accordance with the Financial Investment Services and Capital Markets Act. The borrowings from trust accounts represent transfer of funds in trust accounts into banking accounts. Such borrowings from trust accounts are recorded as receivables from the banking accounts in the trust accounts and as borrowings from trust accounts in the banking accounts. The Bank earns trust fees from the trust accounts for its management of trust assets and operations. The reserves for future profits and losses are set up in the trust accounts for profits and losses related to those trust funds with a guarantee of the principal or of the principal and a certain minimum rate of return in accordance with the relevant laws and regulations applicable to trust operations. The reserves are used to provide for the losses on such trust funds and, if the losses incurred are in excess of the reserves, the excess losses are compensation paid as a loss on trust management in other operating expenses and the trust accounts recognize the corresponding compensation as compensation from banking accounts.

3.21 Leases

The Bank as a lessor recognizes lease payments from operating leases as income on a straight-line basis over the lease term. Initial direct costs incurred in obtaining an operating lease are added to the carrying amount of the underlying asset and recognized as expense over the lease term on the same basis as lease income. The respective leased assets are included in the statement of financial position based on their nature.

33

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

A lessee is required to recognize a right-of-use asset (lease assets) representing its right to use the underlying leased asset and a lease liability representing its obligation to make lease payments. Assets and liabilities arising from a lease are initially measured at the present value.

Lease liabilities include the net present value of the following lease payments:

•	Fixed payments (including in-substance fixed payments), less any lease incentives receivable

•	Variable lease payments that depend on an index or a rate

•	Amounts expected to be payable by the lessee under residual value guarantees

•	The exercise price of a purchase option if the lessee is reasonably certain to exercise that option, and

•	Payments of penalties for terminating the lease, if the lease term reflects the lessee exercising an option to terminate the lease

The lease payments are discounted using the interest rate implicit in the lease if that rate can be readily determined. If that rate cannot be readily determined, the lessee’s incremental borrowing rate is used, which is the rate of interest that a lessee would have to pay to borrow over a similar term, and with a similar security, the funds necessary to obtain an asset of a similar value to the right-of-use asset in a similar economic environment.

Right-of-use assets are measured at cost comprising the following:

•	The amount of the initial measurement of the lease liability

•	Any lease payments made at or before the commencement date, less any lease incentives received

•	Any initial direct costs incurred by the lessee, and

•	An estimate of restoration costs

However, the Bank can elect not to apply the requirements of Korean IFRS No.1116 to short-term lease (lease that, at the commencement date, has a lease term of 12 months or less) and leases for which the underlying asset is of low value (for example, underlying leased asset under USD 5,000). The Bank applies the exemption of the standard for one time lease of real estate (for training purpose) and leases of low-value assets (underlying assets less than ~~W~~ 5 million or USD 5,000).

The right-of-use asset is depreciated from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

For sale and leaseback transactions, the Bank applies the requirements of Korean IFRS No.1115 Revenue from Contracts with Customers, to determine whether the transfer of an asset is accounted for as a sale of that asset.

3.22 Operating Segments

The Bank identifies its operating segments based on internal reports which are regularly reviewed by the chief operating decision maker to make decisions about resources to be allocated to the segment and assess its performance. Segment information includes items which are directly attributable and can be allocated to the segment on a reasonable basis.

34

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

4. Financial Risk Management

4.1 Summary

4.1.1 Overview of financial risk management policy

The financial risks that the Bank is exposed to are credit risk, market risk, liquidity risk, operational risk, and others.

This note regarding financial risk management provides information about the risks that the Bank is exposed to and about its objectives, policies, risk assessment and management procedures, and capital management. Additional quantitative information is disclosed throughout the separate financial statements.

The Bank’s risk management system focuses on efficiently supporting long-term strategy and management decisions of each business group through increased risk transparency, spread of risk management culture, prevention of risk transfer between risk types, and preemptive response to rapidly changing financial environments. Credit risk, market risk, liquidity risk, and operational risk are recognized as the Bank’s significant risks and measured and managed by quantifying them in the form of internal capital or Value at Risk (“VaR”) using statistical methods.

4.1.2 Risk management organization

4.1.2.1 Risk Management Committee

The Risk Management Committee, as the ultimate decision-making body, approves risk-related issues, such as establishing risk management strategies in accordance with the strategic direction determined by the board of directors, determining the affordable level of risk appetite, and reviewing the level of risk and the status of risk management activities.

4.1.2.2 Risk Management Council

The Risk Management Council deliberates on and resolves matters delegated by the Risk Management Committee and discusses the details of risk management policies and procedures of the Bank.

4.1.2.3 Risk Management Subcommittees

The Risk Management Subcommittee implements decisions made by the Risk Management Council and makes practical decisions regarding the implementation of risk management policies and procedures.

- Credit Risk Management Subcommittee

The Credit Risk Management Subcommittee conducts deliberation and resolution on new approval of non-standard and compound instruments with embedded credit risks, review of credit risks for new products with credit risks, and establishment of exposure limits by industry.

- Market Risk Management Subcommittee

The Market Risk Management Subcommittee conducts deliberation and resolution on market risk-related matters, such as setting limits on market risk and approving detailed investment standards for new standard, non-standard and compound products.

- Operational Risk Management Subcommittee

The Operational Risk Management Subcommittee resolves to set limits for key risk indicators of priority management targets, to change the selection criteria and processes for third-party risk management targets and change management targets and reviews the issues that have a significant effect on the Bank’s operational risk such as establishment, amendment and abolition of major system, process and others.

35

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

- Trust & Fund Customer Asset Risk Management Subcommittee

The Trust & Fund Customer Asset Risk Management Subcommittee reviews the issues that have a significant effect on the trust & fund customer asset risk management such as setting limits on trust & fund customer assets.

4.1.2.4 Risk Management Group

The Risk Management Group manages detailed risk management policies, procedures, and business processes.

4.2 Credit Risk

4.2.1 Overview of credit risk

Credit risk is the risk of loss from the portfolio of assets held due to the counterparty’s default, breach of contract, and deterioration of credit quality. For risk management reporting purposes, the Bank considers all factors of credit risk exposure, such as default risk of individual borrowers, country risk, and risk of specific sectors. The Bank defines default as the definition applied to the calculation of Capital Adequacy Ratio under the new Basel Accord (Basel III).

4.2.2 Credit risk management

The Bank measures the expected loss and internal capital for the assets subject to credit risk management, including on-balance and off-balance sheet assets, and uses them as management indicators. The Bank allocates and manages credit risk internal capital limits.

In addition, to prevent excessive concentration of exposures by borrower and industry, the total exposure limit at the Bank level is introduced, applied, and managed to control the credit concentration risk.

All of the Bank’s loan customers (individuals and corporates) are assigned a credit rating and managed by a credit evaluation system. For individuals, the credit rating is evaluated by utilizing personal information, income and job information, asset information, and bank transaction information. For corporates, the credit rating is evaluated by analyzing and utilizing financial and non-financial information which measures current and future corporate value and ability to repay the debt. Also, the extent to which corporates have the ability to meet debt obligations is comprehensively considered.

The credit rating, once assigned, serves as the fundamental instrument in the Bank’s credit risk management, and is applied in a wide range of credit risk management processes, including credit approval, credit limit management, loan pricing, and assessment of allowances for credit losses. For corporates, the Bank conducts a regular credit evaluation at least once a year, and the review and supervision departments regularly validate the adequacy of credit ratings to manage credit risks.

In order to establish a credit risk management system, the Bank manages credit risk by forming a separate risk management organization. In particular, independently of the Sales Group, the Credit Management & Analysis Group, Retail Customer Group and SME/SOHO Customer Group are in charge of loan policy, loan system, credit rating, credit analysis, follow-up management, and corporate restructuring. The Risk Management Group is responsible for establishing policies on credit risk management, measuring and limiting internal capital of credit risk, setting credit limits, credit review, and verification of credit rating models.

36

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

4.2.3 Maximum exposure to credit risk

The Bank’s maximum exposures to credit risk without consideration of collateral values in relation to financial instruments other than equity securities as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024	December 31, 2023
Financial assets
Due from financial institutions [1]	18,952,264	19,565,743
Financial assets at fair value through profit or loss:
Securities measured at fair value through profit or loss	18,471,895	16,082,972
Loans measured at fair value through profit or loss	308,130	288,319
Due from financial institutions measured at fair value through profit or loss	158,519	93,743
Derivatives	10,245,473	5,055,495
Loans measured at amortized cost [1]	396,390,232	373,623,010
Financial investments:
Securities measured at fair value through other comprehensive income	42,590,926	36,723,370
Securities measured at amortized cost [1]	35,719,230	38,313,663
Loans measured at fair value through other comprehensive income	280,908	311,610
Other financial assets [1]	9,125,131	10,597,311

	532,242,708	500,655,236

Off-balance sheet items [2]
Acceptances and guarantees contracts	17,383,952	13,881,990
Financial guarantee contracts	6,810,587	8,746,537
Commitments	122,546,657	117,276,318

	146,741,196	139,904,845

	678,983,904	640,560,081

[1]	After netting of allowance
[2]	For details of related provisions, see Note 22.

4.2.4 Credit risk of loans

The Bank maintains allowances for loan losses associated with credit risk of loans to manage its credit risk.

The Bank assesses expected credit losses and recognizes loss allowances of financial assets at amortized cost and financial assets at fair value through other comprehensive income (debt instruments). Financial assets at fair value through profit or loss are excluded. Expected credit losses are a probability-weighted estimate of possible credit losses occurring in a certain range by reflecting reasonable and supportable information that is reasonably available at the end of the reporting period without undue cost or effort, including information about past events, current conditions, and forecasts of future economic conditions. The Bank measures the expected credit losses of loans classified as financial assets at amortized cost, by deducting allowances for credit losses in the statements of financial position. The expected credit losses of loans classified as financial assets at fair value through other comprehensive income are presented in other comprehensive income in the statements of financial position.

37

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

4.2.4.1 Credit risk exposure

Credit qualities of loans as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
		Not-impaired	Impaired
Loans measured at amortized cost *
Corporate
Grade 1	128,336,527	7,540,529	2,516	—	—	135,879,572
Grade 2	64,106,364	11,001,838	5,113	—	—	75,113,315
Grade 3	2,938,484	4,438,173	14,477	—	—	7,391,134
Grade 4	700,990	880,243	8,942	—	—	1,590,175
Grade 5	17,723	621,759	1,037,850	—	—	1,677,332

	196,100,088	24,482,542	1,068,898	—	—	221,651,528

Retail
Grade 1	163,828,030	4,651,697	6,028	—	—	168,485,755
Grade 2	2,439,533	3,757,635	8,218	—	—	6,205,386
Grade 3	227,108	1,201,899	15,085	—	—	1,444,092
Grade 4	10,714	144,305	5,359	—	—	160,378
Grade 5	15,167	494,601	469,237	—	—	979,005

	166,520,552	10,250,137	503,927	—	—	177,274,616

	362,620,640	34,732,679	1,572,825	—	—	398,926,144

Loans measured at fair value through other comprehensive income
Corporate
Grade 1	236,614	—	—	—	—	236,614
Grade 2	44,294	—	—	—	—	44,294
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	280,908	—	—	—	—	280,908

	280,908	—	—	—	—	280,908

	362,901,548	34,732,679	1,572,825	—	—	399,207,052

38

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

4.2.4.1 Credit risk exposure (cont’d)

(In millions of Korean won)	December 31, 2023
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
		Not-impaired	Impaired
Loans measured at amortized cost *
Corporate
Grade 1	126,847,378	6,828,168	2,192	—	—	133,677,738
Grade 2	56,835,941	10,029,756	2,192	—	—	66,867,889
Grade 3	2,503,540	3,316,079	7,988	—	—	5,827,607
Grade 4	480,736	944,184	5,351	—	—	1,430,271
Grade 5	15,392	500,876	775,525	—	—	1,291,793

	186,682,987	21,619,063	793,248	—	—	209,095,298

Retail
Grade 1	154,411,966	3,999,067	9,503	—	—	158,420,536
Grade 2	2,632,827	3,479,579	6,240	—	—	6,118,646
Grade 3	245,509	1,122,067	8,674	—	—	1,376,250
Grade 4	12,678	139,990	3,590	—	—	156,258
Grade 5	18,037	429,044	484,801	—	—	931,882

	157,321,017	9,169,747	512,808	—	—	167,003,572

	344,004,004	30,788,810	1,306,056	—	—	376,098,870

Loans measured at fair value through other comprehensive income
Corporate
Grade 1	272,601	—	—	—	—	272,601
Grade 2	39,009	—	—	—	—	39,009
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	311,610	—	—	—	—	311,610

	311,610	—	—	—	—	311,610

	344,315,614	30,788,810	1,306,056	—	—	376,410,480

*	Before netting of allowance

Credit qualities of loans graded according to internal credit ratings as of December 31, 2024 and 2023, are as follows:

	Corporate	Retail
Grade 1	AAA ~ BBB+	1 ~ 5 grade
Grade 2	BBB ~ BB	6 ~ 8 grade
Grade 3	BB- ~ B	9 ~ 10 grade
Grade 4	B- ~ CCC	11 grade
Grade 5	CC or under	12 grade or under

39

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

4.2.4.2 Credit risk mitigation by collateral

Quantification of the extent to which collateral and other credit enhancements mitigate credit risk of loans as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
		Not- impaired	Impaired
Guarantees	118,959,649	8,275,299	350,970	—	—	127,585,918
Deposits and savings	2,754,561	126,120	7,434	—	—	2,888,115
Property and equipment	3,334,534	610,046	11,599	—	—	3,956,179
Real estate	201,363,186	20,182,488	445,734	—	—	221,991,408

	326,411,930	29,193,953	815,737	—	—	356,421,620

(In millions of Korean won)	December 31, 2023
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
		Not- impaired	Impaired
Guarantees	112,580,071	7,592,178	289,273	—	—	120,461,522
Deposits and savings	2,451,088	124,103	7,393	—	—	2,582,584
Property and equipment	3,880,000	644,593	9,847	—	—	4,534,440
Real estate	185,981,312	17,776,565	355,311	—	—	204,113,188

	304,892,471	26,137,439	661,824	—	—	331,691,734

40

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

4.2.5 Credit risk of securities

Credit qualities of securities exposed to credit risk other than equity securities among financial investments as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
		Not- impaired	Impaired
Securities measured at amortized cost *
Grade 1	32,802,563	—	—	—	—	32,802,563
Grade 2	2,932,774	—	—	—	—	2,932,774
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	35,735,337	—	—	—	—	35,735,337

Securities measured at fair value through other comprehensive income
Grade 1	39,776,758	—	—	—	—	39,776,758
Grade 2	2,809,890	—	—	—	—	2,809,890
Grade 3	4,278	—	—	—	—	4,278
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	42,590,926	—	—	—	—	42,590,926

	78,326,263	—	—	—	—	78,326,263

(In millions of Korean won)	December 31, 2023
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Not applying expected credit losses	Total
		Not- impaired	Impaired
Securities measured at amortized cost *
Grade 1	35,091,663	—	—	—	—	35,091,663
Grade 2	3,240,110	—	—	—	—	3,240,110
Grade 3	—	—	—	—	—	—
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	38,331,773	—	—	—	—	38,331,773

Securities measured at fair value through other comprehensive income
Grade 1	33,871,127	—	—	—	—	33,871,127
Grade 2	2,826,096	—	—	—	—	2,826,096
Grade 3	26,147	—	—	—	—	26,147
Grade 4	—	—	—	—	—	—
Grade 5	—	—	—	—	—	—

	36,723,370	—	—	—	—	36,723,370

	75,055,143	—	—	—	—	75,055,143

*	Before netting of allowance

41

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

Credit qualities of securities other than equity securities, according to the credit ratings by external credit rating agencies as of December 31, 2024 and 2023, are as follows:

Credit quality	Domestic			Foreign
	KIS	NICE P&I	FnPricing Inc.	S&P	Fitch-IBCA	Moody’s
Grade 1	AA0 to AAA	AA0 to AAA	AA0 to AAA	A- to AAA	A- to AAA	A3 to Aaa
Grade 2	A- to AA-	A- to AA-	A- to AA-	BBB- to BBB+	BBB- to BBB+	Baa3 to Baa1
Grade 3	BBB0 to BBB+	BBB0 to BBB+	BBB0 to BBB+	BB to BB+	BB to BB+	Ba2 to Ba1
Grade 4	BB0 to BBB-	BB0 to BBB-	BB0 to BBB-	B+ to BB-	B+ to BB-	B1 to Ba3
Grade 5	BB- or under	BB- or under	BB- or under	B or under	B or under	B2 or under

Credit qualities of debt securities denominated in Korean won are based on the lowest credit rating by the three domestic credit rating agencies above, and those denominated in foreign currencies are based on the lowest credit rating by the three foreign credit rating agencies above.

4.2.6 Credit risk of due from financial institutions

Credit qualities of due from financial institutions as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Total
		Not-impaired	Impaired
Due from financial institutions measured at amortized cost *
Grade 1	18,952,416	—	—	—	18,952,416
Grade 2	19	—	—	—	19
Grade 3	—	—	—	—	—
Grade 4	—	—	—	—	—
Grade 5	—	—	—	—	—

	18,952,435	—	—	—	18,952,435

(In millions of Korean won)	December 31, 2023
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	Total
		Not-impaired	Impaired
Due from financial institutions measured at amortized cost *
Grade 1	19,565,136	—	—	—	19,565,136
Grade 2	697	—	—	—	697
Grade 3	—	—	—	—	—
Grade 4	—	—	—	—	—
Grade 5	—	—	—	—	—

	19,565,833	—	—	—	19,565,833

*	Before netting of allowance

The classification criteria of the credit qualities of due from financial institutions as of December 31, 2024 and 2023, are the same as the criteria for securities other than equity securities.

42

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

4.2.7 Credit risk mitigation of derivative financial instruments

Quantification of the extent to which collateral mitigates credit risk of derivative financial instruments as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024	December 31, 2023
Deposits, savings, securities, and others	730,787	1,096,855

4.2.8 Credit risk concentration analysis

4.2.8.1 Classifications of loans by country as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024
	Retail	Corporate *	Total	%	Allowances	Carrying amount
Korea	177,226,370	203,451,018	380,677,388	95.28	(2,353,161)	378,324,227
Japan	—	1,143,583	1,143,583	0.29	(2,946)	1,140,637
United States	—	4,701,696	4,701,696	1.18	(112,283)	4,589,413
China	—	5,088,412	5,088,412	1.27	(10,336)	5,078,076
Others	48,246	7,855,857	7,904,103	1.98	(57,186)	7,846,917

	177,274,616	222,240,566	399,515,182	100.00	(2,535,912)	396,979,270

(In millions of Korean won)	December 31, 2023
	Retail	Corporate *	Total	%	Allowances	Carrying amount
Korea	166,905,845	191,373,532	358,279,377	95.11	(2,273,193)	356,006,184
Japan	—	986,037	986,037	0.26	(2,369)	983,668
United States	—	5,497,558	5,497,558	1.46	(164,141)	5,333,417
China	—	5,377,674	5,377,674	1.43	(9,447)	5,368,227
Others	97,727	6,460,426	6,558,153	1.74	(26,710)	6,531,443

	167,003,572	209,695,227	376,698,799	100.00	(2,475,860)	374,222,939

*	Expected credit losses of loans measured at fair value through other comprehensive income as of December 31, 2024 and 2023, are ~~W~~ 744 million and ~~W~~ 880 million, respectively.

43

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

4.2.8.2 Classifications of corporate loans by industry as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024
	Loans	%	Allowances *	Carrying amount
Financial institutions	20,472,511	9.21	(55,149)	20,417,362
Manufacturing	52,097,915	23.44	(483,731)	51,614,184
Service	106,152,713	47.76	(848,678)	105,304,035
Wholesale and retail	27,783,755	12.50	(292,243)	27,491,512
Construction	4,411,328	1.98	(122,598)	4,288,730
Public sector	1,815,384	0.82	(10,118)	1,805,266
Others	9,506,960	4.29	(39,655)	9,467,305

	222,240,566	100.00	(1,852,172)	220,388,394

(In millions of Korean won)	December 31, 2023
	Loans	%	Allowances *	Carrying amount
Financial institutions	20,854,858	9.95	(37,438)	20,817,420
Manufacturing	48,769,118	23.26	(514,472)	48,254,646
Service	98,222,206	46.84	(851,163)	97,371,043
Wholesale and retail	26,774,389	12.77	(249,550)	26,524,839
Construction	4,487,087	2.14	(115,376)	4,371,711
Public sector	1,620,778	0.77	(6,111)	1,614,667
Others	8,966,791	4.27	(41,611)	8,925,180

	209,695,227	100.00	(1,815,721)	207,879,506

*	Expected credit losses of loans measured at fair value through other comprehensive income as of December 31, 2024 and 2023, are ~~W~~ 744 million and ~~W~~ 880 million, respectively.

4.2.8.3 Classifications of retail loans as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024
	Loans	%	Allowances	Carrying amount
Housing loan	101,440,616	57.22	(182,826)	101,257,790
General loan	75,834,000	42.78	(500,914)	75,333,086

	177,274,616	100.00	(683,740)	176,590,876

(In millions of Korean won)	December 31, 2023
	Loans	%	Allowances	Carrying amount
Housing loan	94,609,659	56.65	(163,707)	94,445,952
General loan	72,393,913	43.35	(496,432)	71,897,481

	167,003,572	100.00	(660,139)	166,343,433

44

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

4.2.8.4 Classifications of domestic mortgage loans as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024
	Loans *	%	Allowances	Carrying amount
Group 1	25,297,580	20.88	(30,320)	25,267,260
Group 2	27,953,280	23.08	(21,900)	27,931,380
Group 3	35,511,454	29.31	(48,993)	35,462,461
Group 4	30,704,076	25.34	(69,972)	30,634,104
Group 5	1,677,549	1.38	(8,806)	1,668,743
Group 6	16,176	0.01	(200)	15,976

	121,160,115	100.00	(180,191)	120,979,924

(In millions of Korean won)	December 31, 2023
	Loans *	%	Allowances	Carrying amount
Group 1	21,006,447	19.73	(26,612)	20,979,835
Group 2	27,707,017	26.03	(22,614)	27,684,403
Group 3	34,998,430	32.88	(47,932)	34,950,498
Group 4	21,280,610	19.99	(51,066)	21,229,544
Group 5	1,437,246	1.36	(5,195)	1,432,051
Group 6	14,329	0.01	(127)	14,202

	106,444,079	100.00	(153,546)	106,290,533

*	Retail loans for general purpose with the real estate as collateral are included.

Ranges
Group 1	LTV 0% to less than 20% *
Group 2	LTV 20% to less than 40%
Group 3	LTV 40% to less than 60%
Group 4	LTV 60% to less than 80%
Group 5	LTV 80% to less than 100%
Group 6	LTV over 100%

*	LTV: Loan to Value ratio

45

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

4.2.8.5 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024
	Amount	%	Allowances	Carrying amount
Due from financial institutions measured at amortized cost
Finance and insurance	18,952,435	100.00	(171)	18,952,264

	18,952,435	100.00	(171)	18,952,264

Securities measured at fair value through profit or loss
Government and government funded institutions	8,027,654	43.46	—	8,027,654
Finance and insurance [1]	9,428,490	51.04	—	9,428,490
Others	1,015,751	5.50	—	1,015,751

	18,471,895	100.00	—	18,471,895

Derivative financial assets
Government and government funded institutions	49,939	0.49	—	49,939
Finance and insurance [1]	8,895,817	86.83	—	8,895,817
Others	1,299,717	12.68	—	1,299,717

	10,245,473	100.00	—	10,245,473

Securities measured at fair value through other comprehensive income [2]
Government and government funded institutions	14,771,300	34.68	—	14,771,300
Finance and insurance	22,308,624	52.38	—	22,308,624
Others	5,511,002	12.94	—	5,511,002

	42,590,926	100.00	—	42,590,926

Securities measured at amortized cost
Government and government funded institutions	14,882,789	41.65	(40)	14,882,749
Finance and insurance	20,687,301	57.89	(15,809)	20,671,492
Others	165,247	0.46	(258)	164,989

	35,735,337	100.00	(16,107)	35,719,230

	125,996,066		(16,278)	125,979,788

46

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

4.2.8.5 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by industry as of December 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2023
	Amount	%	Allowances	Carrying amount
Due from financial institutions measured at amortized cost
Finance and insurance	19,565,833	100.00	(90)	19,565,743

	19,565,833	100.00	(90)	19,565,743

Securities measured at fair value through profit or loss
Government and government funded institutions	5,528,568	34.38	—	5,528,568
Finance and insurance [1]	9,711,373	60.39	—	9,711,373
Others	843,031	5.23	—	843,031

	16,082,972	100.00	—	16,082,972

Derivative financial assets
Government and government funded institutions	50,165	0.99	—	50,165
Finance and insurance [1]	4,698,377	92.94	—	4,698,377
Others	306,953	6.07	—	306,953

	5,055,495	100.00	—	5,055,495

Securities measured at fair value through other comprehensive income [2]
Government and government funded institutions	13,577,033	36.97	—	13,577,033
Finance and insurance	17,189,889	46.81	—	17,189,889
Others	5,956,448	16.22	—	5,956,448

	36,723,370	100.00	—	36,723,370

Securities measured at amortized cost
Government and government funded institutions	15,714,147	41.00	(29)	15,714,118
Finance and insurance	22,312,351	58.21	(17,532)	22,294,819
Others	305,275	0.79	(549)	304,726

	38,331,773	100.00	(18,110)	38,313,663

	115,759,443		(18,200)	115,741,243

[1]	Collective investment securities (including transactions with collective investment schemes) are classified as finance and insurance.
[2]	Expected credit losses of securities measured at fair value through other comprehensive income as of December 31, 2024 and 2023, are ~~W~~ 13,325 million and ~~W~~ 14,102 million, respectively.

47

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

4.2.8.6 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by country as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024
	Amount	%	Allowances	Carrying amount
Due from financial institutions measured at amortized cost
Korea	13,924,740	73.47	—	13,924,740
United States	3,582,964	18.91	(91)	3,582,873
Others	1,444,731	7.62	(80)	1,444,651

	18,952,435	100.00	(171)	18,952,264

Securities measured at fair value through profit or loss
Korea	16,206,298	87.73	—	16,206,298
United States	174,763	0.95	—	174,763
Others	2,090,834	11.32	—	2,090,834

	18,471,895	100.00	—	18,471,895

Derivative financial assets
Korea	3,939,339	38.45	—	3,939,339
United States	2,796,950	27.30	—	2,796,950
France	1,117,765	10.91	—	1,117,765
Others	2,391,419	23.34	—	2,391,419

	10,245,473	100.00	—	10,245,473

Securities measured at fair value through other comprehensive income *
Korea	38,303,118	89.93	—	38,303,118
United States	2,670,207	6.27	—	2,670,207
Others	1,617,601	3.80	—	1,617,601

	42,590,926	100.00	—	42,590,926

Securities measured at amortized cost
Korea	31,752,689	88.86	(12,380)	31,740,309
United States	1,706,669	4.78	(1,112)	1,705,557
United Kingdom	859,745	2.41	(953)	858,792
Others	1,416,234	3.95	(1,662)	1,414,572

	35,735,337	100.00	(16,107)	35,719,230

	125,996,066		(16,278)	125,979,788

48

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

4.2.8.6 Classifications of due from financial institutions, securities other than equity securities, and derivative financial assets by country as of December 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2023
	Amount	%	Allowances	Carrying amount
Due from financial institutions measured at amortized cost
Korea	15,338,978	78.40	—	15,338,978
United States	2,970,671	15.18	(88)	2,970,583
Others	1,256,184	6.42	(2)	1,256,182

	19,565,833	100.00	(90)	19,565,743

Securities measured at fair value through profit or loss
Korea	14,550,324	90.47	—	14,550,324
United States	76,944	0.48	—	76,944
Others	1,455,704	9.05	—	1,455,704

	16,082,972	100.00	—	16,082,972

Derivative financial assets
Korea	2,107,883	41.69	—	2,107,883
United States	983,392	19.45	—	983,392
France	863,376	17.08	—	863,376
Others	1,100,844	21.78	—	1,100,844

	5,055,495	100.00	—	5,055,495

Securities measured at fair value through other comprehensive income *
Korea	34,023,560	92.65	—	34,023,560
United States	778,474	2.12	—	778,474
Others	1,921,336	5.23	—	1,921,336

	36,723,370	100.00	—	36,723,370

Securities measured at amortized cost
Korea	35,280,415	92.04	(14,644)	35,265,771
United States	1,082,997	2.83	(1,003)	1,081,994
United Kingdom	737,765	1.92	(909)	736,856
Others	1,230,596	3.21	(1,554)	1,229,042

	38,331,773	100.00	(18,110)	38,313,663

	115,759,443		(18,200)	115,741,243

*	Expected credit loss of securities measured at fair value through other comprehensive income as of December 31, 2024 and 2023, are ~~W~~ 13,325 million and ~~W~~ 14,102 million, respectively.

Due from financial institutions, financial instruments at fair value through profit or loss linked to gold price, and derivative financial instruments are mostly related to the finance and insurance industry with high credit ratings.

49

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

4.3 Liquidity Risk

4.3.1 Overview of liquidity risk

Liquidity risk is a risk that the Bank becomes insolvent due to the mismatch between the inflow and outflow of funds, unexpected cash outflows, or a risk of loss due to financing funds at a high interest rate or disposing of securities at an unfavorable price due to lack of available funds. The Bank manages its liquidity risk through analysis of the contractual maturity of interest-bearing assets and liabilities, assets and liabilities related to the other inflows and outflows of funds, and off-balance sheet items related to the inflows and outflows of funds such as currency derivative instruments and others.

4.3.2 Liquidity risk management and indicator

The liquidity risk is managed by comprehensive risk management policies and Asset Liability Management (“ALM”) risk management guidelines set forth in these policies that apply to all risk management policies and procedures that may arise throughout the overall business of the Bank.

The Bank establishes a liquidity risk management strategy, including objectives of liquidity risk management, management policies, and internal control systems, and obtains a approval from the Risk Management Committee. The Risk Management Committee establishes the Risk Management Council for efficient risk management to supervise the establishment and implementation of policies according to risk management strategies.

The Bank calculates and manages the Liquidity Coverage Ratio (“LCR”), Net Stable Funding Ratio (“NSFR”), liquidity ratio, maturity mismatch ratio and liquidity stress testing results for all transactions and off-balance sheet transactions, that affect the cash flows in Korean won and foreign currency funds raised and operated for the management of liquidity risks and periodically reports them to the Risk Management Council and the Risk Management Committee.

4.3.3 Analysis of remaining contractual maturity of financial liabilities

The cash flows disclosed in the maturity analysis are undiscounted contractual amounts including principal and future interest payments; as such, amounts in the table below do not match with those in the statements of financial position which are based on discounted cash flows. The future interest payments of floating-rate liabilities are calculated on the assumption that the current interest rate is the same until maturity.

50

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

4.3.3.1 Remaining contractual maturity of financial liabilities other than derivatives held for cash flow hedge, and off-balance sheet items as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024
	On demand	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	159,212	—	—	—	—	—	159,212
Derivatives held for trading [1]	9,777,696	—	—	—	—	—	9,777,696
Derivatives held for hedging [2]	—	309	6,074	9,715	21,356	(3,206)	34,248
Deposits [3]	165,467,520	39,277,721	54,704,331	132,153,410	22,801,629	615,082	415,019,693
Borrowings	1,294	10,055,550	5,146,916	9,252,664	6,139,413	970,093	31,565,930
Debentures	1,113	1,295,914	3,038,138	11,862,385	15,531,001	4,084,998	35,813,549
Lease liabilities	196	20,851	40,021	164,883	453,389	100,500	779,840
Other financial liabilities	2,966	17,997,162	18,639	138,894	—	—	18,157,661

	175,409,997	68,647,507	62,954,119	153,581,951	44,946,788	5,767,467	511,307,829

Off-balance sheet items
Commitments [4]	122,546,657	—	—	—	—	—	122,546,657
Acceptances and guarantees contracts [5]	17,383,952	—	—	—	—	—	17,383,952
Financial guarantee contracts [5]	6,810,587	—	—	—	—	—	6,810,587

	146,741,196	—	—	—	—	—	146,741,196

(In millions of Korean won)	December 31, 2023
	On demand	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Financial liabilities
Financial liabilities at fair value through profit or loss [1]	93,438	—	—	—	—	—	93,438
Derivatives held for trading [1]	4,516,443	—	—	—	—	—	4,516,443
Derivatives held for hedging [2]	—	210	8,197	34,520	48,684	(4,255)	87,356
Deposits [3]	160,894,231	33,318,904	52,690,685	126,582,238	15,228,415	205,271	388,919,744
Borrowings	54,900	11,460,876	4,441,077	10,359,316	6,764,446	1,004,289	34,084,904
Debentures	10,077	1,471,546	1,121,244	11,974,016	13,395,473	4,364,158	32,336,514
Lease liabilities	243	14,204	26,100	104,791	189,956	7,804	343,098
Other financial liabilities	2,966	20,504,757	19,786	135,192	—	—	20,662,701

	165,572,298	66,770,497	58,307,089	149,190,073	35,626,974	5,577,267	481,044,198

Off-balance sheet items
Commitments [4]	117,276,318	—	—	—	—	—	117,276,318
Acceptances and guarantees contracts [5]	13,881,990	—	—	—	—	—	13,881,990
Financial guarantee contracts [5]	8,746,537	—	—	—	—	—	8,746,537

	139,904,845	—	—	—	—	—	139,904,845

[1]

Financial liabilities at fair value through profit or loss and derivatives held for trading are not managed by contractual maturity because they are expected to be traded or redeemed before maturity. Therefore, the carrying amounts of those financial instruments are included in the ‘On demand’ category.

[2]	Cash flows of derivatives held for hedging are shown at net amount of cash inflows and outflows by remaining contractual maturity.
[3]	Deposits that are contractually repayable on demand or on short notice are included in the ‘On demand’ category.
[4]	Unused lines of credit among commitments are included in the ‘On demand’ category because payments can be requested at any time.
[5]	Cash flows under acceptances and financial guarantee contracts are classified based on the earliest period that the contract can be executed.

51

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

4.3.3.2 Contractual cash flows of derivatives held for cash flow hedge as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024
	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Cash flow to be received from net-settled derivatives	1,158	5,372	19,528	45,759	—	71,817
Cash flow to be paid from net-settled derivatives	—	—	—	—	—	—

(In millions of Korean won)	December 31, 2023
	Up to 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
Cash flow to be received from net-settled derivatives	1,127	6,638	22,111	69,344	—	99,220
Cash flow to be paid from net-settled derivatives	133	—	—	—	—	133

4.4 Market Risk

4.4.1 Concept

Market risk refers to risks that can result in losses due to changes in market factors such as interest rate, stock price, and foreign exchange rate, etc., which arise from securities, derivatives, and others. The most significant risks associated with trading positions are interest rate risk, currency risk, and additional risks including stock price risk. The non-trading position is also exposed to interest rate risk. The Bank manages the market risks by dividing them into those arising from the trading position and those arising from the non-trading position.

4.4.2 Risk management

The Bank sets and monitors internal capital limits for market risk and interest rate risk to manage the risks of trading and non-trading positions. In order to manage market risk efficiently, the Bank maintains risk management systems and procedures such as trading policies and procedures, market risk management guidelines for trading positions, and ALM risk management guidelines for non-trading positions. The entire process is carried out through the approval by the Risk Management Council and the Risk Management Committee of the Bank.

The Bank’s Risk Management Council establishes and enforces overall market risk management policies for market risk management and decides to establish position limits, loss limits, VaR limits, and approves non-standard new products. In addition, the Market Risk Management Subcommittee, chaired by Chief Risk Officer (“CRO”), is a practical decision-making body for market risk management and determines position limits, loss limits, VaR limits, sensitivity limits, and scenario loss limits for each department of the business group.

52

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

The Asset-Liability Management Committee (“ALCO”) determines interest rate and commission operating standards and ALM operation policies and enacts and revises relevant guidelines. The Risk Management Council monitors the establishment and enforcement of ALM risk management policies and enacts and revises ALM risk management guidelines. Interest rate risk limits are set based on future asset and liability positions and expected interest rate volatility, which reflect annual business plans. The Treasury Department and the Risk Management Department regularly measure and monitor interest rate risk and report the status and limit of interest rate risk including changes in Economic Value of Equity (“rEVE”), changes in Net Interest Income (“rNII”), and duration gap to the ALCO and the Risk Management Council on a monthly basis, and to the Risk Management Committee on a quarterly basis. To ensure the adequacy of interest rate risk and liquidity risk management, the Risk Management Department assigns the limits, monitors and reviews the procedures and tasks of ALM operations conducted by the Treasury department, and reports related matters to the management independently.

4.4.3 Trading position

4.4.3.1 Definition of a trading position

The trading position, which is subject to market risk management, includes interest rate position and stock position held for short-term trading profit. The Bank also includes and manages all foreign currency positions in our trading positions. The trading position subject to market risk management is the trading position defined in “Trading Policy and Guidelines” and the basic requirements for the trading position are as follows:

•	The target position has no restrictions on the sale, the daily fair value assessment should be made, and the embedded significant risk can be hedged in the market.

•	The trading position classification criteria should be clearly defined in the Trading Policy and Guidelines, and the trading position should be managed by a separate trading department.

•	The target position must be operated according to the documented trading strategy, and the management of position limit must be carried out.

•

The specialized dealer or operating department shall have the authority to execute the transaction without prior approval from the Risk Management Department, etc. within the predetermined limits of the target position.

•	The target positions should be periodically reported to management for risk management of the Bank.

53

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

4.4.3.2 Methods of observing market risk arising from trading positions

Banks are now required to calculate regulatory capital for all trading positions using the standard method through market risk management systems, following the adoption of Basel III market risk standard approach regulation in 2023.

Furthermore, risk control and management for derivative financial product transactions are conducted in accordance with regulations and guidelines set by the Financial Supervisory Service.

4.4.3.3 Standard Method

Market risk regulatory capital is calculated using the Basel III standard method as follows.

[ Market risk regulatory capital = (a)Sensitivity-based risk + (b)Default risk + (c)Residual risk ]

•

Sensitivity-based risk, which forms the basis of the Basel III standard method for market risk, involves calculating the expected losses for each risk factor by applying and aggregating the risk weights and correlation coefficients specified by the Basel Committee.

•

Default risk is the risk that arises from the issuer default of securities and derivatives that are not considered in sensitivity-based risk. It is calculated by applying risk weights based on the issuer’s credit rating and other factors.

•

Residual risk is the risk that is not considered by sensitivity-based and default risk calculations. It is calculated by applying a certain percentage determined by the Basel Committee to the nominal value of structured products and other non-standard underlying assets.

Description
Sensitivity-based risk	Interest rate risk group	GIRR	The risk associated with risk-free interest rates (typically OIS rates) defined by currency and maturity.
		CSR	The risk associated with the issuer’s interest rate credit spread, defined by creditworthiness and sector.
	Equity risk group		The risk factors associated with equity, defined by market capitalization, economic conditions, and sector
	Foreign exchange risk group		The risk factors associated with exchange rate, defined by currency pairs
	Commodity risk group		The risk factors associated with commodities, defined by commodity types.
Default risk			Issuer default risk in securities (bonds, etc.) and derivatives.
Residual risk			Additional risks imposed on non-standard underlying asset products, etc.

54

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

The table below represents regulatory capital for sensitivity-based risk, default risk, and residual risk of trading positions of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)		December 31, 2024	December 31, 2023
Sensitivity-based risk	GIRR(General interest rate)	65,112	58,504
	CSR(non-securitization)	71,343	80,171
	CSR (securitization n-CTP)	—	—
	CSR (securitization CTP)	—	—
	Equity risk	2,656	2,874
	Foreign exchange risk	158,770	223,662
	Commodity risk	15	61
Default risk		7,756	28,255
Residual risk		1,070	862

Total		306,722	394,389

4.4.4 Non-trading position (Interest Rate Risk of Banking Book (“IRRBB”))

4.4.4.1 Definition of IRRBB

IRRBB is a change in equity and earnings due to the changes in value of interest-sensitive assets and liabilities, etc., and is measured by ΔEVE and ΔNII.

4.4.4.2 The Bank’s overall interest rate risk management and mitigation strategy

The Risk Management Committee approves policies, procedures and limits for managing interest rate risk, and the management department regularly reports on interest rate risk levels of rEVE and rNII against the set limit, changes in market conditions, and others. In order to measure the sensitivity of the economic value and earnings to changes in interest rates, the Bank calculates monthly interest rate gap and duration gap for assets and liabilities. In addition, the management department conducts an interest rate risk crisis analysis at least once a quarter assuming abnormal interest rate fluctuations and reports the results to the Risk Management Council. Independent internal and external audit department regularly check the process of identifying, measuring and monitoring interest rate risk. The interest rate risk model adequacy test is carried out regularly at least once a year by the verification department independent of the management department.

4.4.4.3 Main modeling assumption used for the Bank’s interest rate risk measurement system for internal management

The bank measures adverse fluctuations in economic value resulting from changes in interest rates following the interest rate risk calculation standards set by the Financial Supervisory Service.

4.4.4.4 The Bank’s interest rate risk hedging methodology and related accounting

The Bank hedges interest rate risk through back-to-back interest rate swap transactions, which are the same as interest payment cash flows. The Bank officially documents and manages the risk management strategy for hedge accounting, risk management objectives, hedging relationship, and assessment method for hedge effectiveness.

55

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

4.4.4.5 Main assumptions used for calculating ΔEVE, ΔNII

The Bank calculates interest rate risk, including all cash flow of interest-sensitive assets and liabilities, and off-balance sheet items in the banking book. ΔEVE assumes a run-off balance sheet where the existing bank account positions are amortized and not replaced by new businesses. In addition, the contractual interest rate, including commercial margins and other spread components, is applied to generate cash flows. When discounting cash flows, ΔEVE is calculated by applying risk-free interest rate that do not include commercial margins and other spread components.

ΔNII assumes a constant balance sheet where maturing or repricing cash flows during the target management period are replaced by new cash flows with identical features. The interest rate risk is calculated for the interest rate shock scenario by adding up only if the risk is a loss for each currency. After classifying into retail/transactional, retail/non-transactional, and wholesale according to customers and regular transactions, the average repricing maturity of non-maturity deposits is determined by taking into account the proportion of core deposits and cap on average maturity of core deposits for each category. The average repricing maturity of non-maturity deposits is 2.5 years for core deposits, 1 day for non-core deposits, and the longest repricing maturity is five years. The prepayment rate of fixed rate loans and term deposit redemption ratio are estimated by dividing the amount of prepayment amount and redemption amount during the previous month by the balance at the end of the previous month, respectively.

4.4.4.6 ΔEVE and ΔNII

The Bank calculates and ΔEVE by applying six interest rate shock and stress scenarios, and ΔNII is calculated by applying parallel shock up and parallel shock down scenarios. Results as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2023
	ΔEVE	ΔNII	ΔEVE	ΔNII
Scenario 1 (Parallel shock up)	480,105	158,187	877,430	455,046
Scenario 2 (Parallel shock down)	170,764	30,845	225,266	52,497
Scenario 3 (Short rates down and long rates up)	226,086		162,577
Scenario 4 (Short rates up and long rates down)	437,728		614,656
Scenario 5 (Short rates shock up)	532,380		894,114
Scenario 6 (Short rates shock down)	330,968		300,497
Maximum out of six scenarios	532,380	158,187	894,114	455,046
Basic capital		36,487,607		35,008,470

56

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

4.4.5 Financial assets and liabilities denominated in foreign currencies

Details of financial instruments denominated in foreign currencies and translated into Korean won as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024
	USD	JPY	EUR	GBP	CNY	Others	Total
Financial assets
Cash and due from financial institutions	6,548,168	534,049	119,431	41,166	99,998	399,923	7,742,735
Financial assets at fair value through profit or loss	2,776,851	—	558,798	31,519	—	300,134	3,667,302
Derivatives held for trading	184,605	104	36	91	—	4,415	189,251
Derivatives held for hedging	66,724	—	—	2	—	76	66,802
Loans measured at amortized cost	25,385,295	877,024	3,238,646	981,517	107,018	1,974,722	32,564,222
Financial assets at fair value through other comprehensive income	5,012,100	—	74,586	50,415	—	889,090	6,026,191
Financial assets at amortized cost	3,117,597	—	6,140	227,140	—	1,123,458	4,474,335
Other financial assets	3,239,439	37,769	87,846	44,458	22,657	103,990	3,536,159

	46,330,779	1,448,946	4,085,483	1,376,308	229,673	4,795,808	58,266,997

Financial liabilities
Derivatives held for trading	176,727	850	113	90	—	203,447	381,227
Derivatives held for hedging	65,926	—	—	—	—	202	66,128
Deposits	23,402,734	1,567,407	1,632,240	1,057,439	118,972	787,834	28,566,626
Borrowings	14,933,660	452,189	939,858	179,758	221,084	1,200,033	17,926,582
Debentures	7,439,267	—	3,902,818	—	—	466,912	11,808,997
Other financial liabilities	4,277,831	119,722	112,726	25,648	46,557	90,268	4,672,752

	50,296,145	2,140,168	6,587,755	1,262,935	386,613	2,748,696	63,422,312

Off-balance sheet items	27,048,917	69,921	240,173	20,660	263,445	137,774	27,780,890

(In millions of Korean won)	December 31, 2023
	USD	JPY	EUR	GBP	CNY	Others	Total
Financial assets
Cash and due from financial institutions	4,693,867	453,854	209,274	37,982	126,641	387,248	5,908,866
Financial assets at fair value through profit or loss	2,030,534	—	429,103	31,231	—	271,493	2,762,361
Derivatives held for trading	301,091	342	65	109	—	12,087	313,694
Derivatives held for hedging	108,152	—	—	—	—	190	108,342
Loans measured at amortized cost	26,732,426	785,006	2,646,745	901,085	93,560	1,954,455	33,113,277
Financial assets at fair value through other comprehensive income	4,044,136	—	33,596	4,591	—	609,743	4,692,066
Financial assets at amortized cost	2,301,151	—	5,741	199,589	—	1,025,414	3,531,895
Other financial assets	3,031,762	100,420	78,608	36,865	484,566	350,453	4,082,674

	43,243,119	1,339,622	3,403,132	1,211,452	704,767	4,611,083	54,513,175

Financial liabilities
Derivatives held for trading	251,375	1,107	343	108	—	142,112	395,045
Derivatives held for hedging	77,342	—	—	—	—	—	77,342
Deposits	20,719,262	1,664,480	1,811,528	761,061	111,022	778,439	25,845,792
Borrowings	14,302,228	743,356	430,212	262,687	223,025	1,125,595	17,087,103
Debentures	6,713,658	—	2,959,534	—	—	625,187	10,298,379
Other financial liabilities	4,547,613	91,332	840,530	8,918	509,145	59,480	6,057,018

	46,611,478	2,500,275	6,042,147	1,032,774	843,192	2,730,813	59,760,679

Off-balance sheet items	24,969,656	—	400,932	39,109	201,088	115,494	25,726,279

57

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

4.5 Operational Risk

4.5.1 Concept

The Bank defines operational risk as loss risk arising from improper or incorrect internal procedures, personnel, systems or external events and includes financial and non-financial risks.

4.5.2 Risk management

The purpose of operational risk management is not only to comply with supervisory and regulatory requirements, but also to spread risk management culture, strengthen internal control, improve processes, and provide timely feedback to management and all employees. The Bank established a Business Continuity Planning (BCP) to carry out continuous work in emergency situations and established alternative facilities. The Bank conducts simulation training for headquarters and IT departments to check the business continuity framework.

4.6 Capital Management

The Bank complies with the capital adequacy standard established by the financial supervisory authority. This capital adequacy standard is based on Basel III revised by Basel Committee on Banking Supervision in Bank for International Settlements (“BIS”) in June 2011 and was implemented in Korea in December 2013.

According to this standard, the Bank is required to maintain a minimum capital adequacy ratio to risk-weighted assets (Common Equity Tier 1 Capital ratio of 4.5%, Tier 1 Capital ratio of 6.0%, and Total Capital ratio of 8.0%) as of December 31, 2024. In addition, a Capital Conservation Buffer of 2.5%, a Countercyclical Capital Buffer of 1.0%, and Capital Requirement for Domestic Systemically Important Banks (D-SIB) of 1.0% are applied. Therefore, the Bank is required to maintain a capital adequacy ratio, including the minimum capital adequacy ratio and additional capital requirements (Common Equity Tier 1 Capital ratio of 9.0% (December 31, 2023: 8.0%), Tier 1 Capital ratio of 10.5% (December 31, 2023: 9.5%), and Total Capital ratio of 12.5% (December 31, 2023: 11.5%)).

The Bank’s capital is classified into three categories in accordance with the Detailed Regulations on Supervision of Banking Business as follows:

•

Common Equity Tier 1 Capital: Common equity Tier 1 Capital is the first to take losses of the Bank and is the last to be compensated in liquidation of the Bank and not repaid except for liquidation. It includes capital, capital surplus, retained earnings, non-controlling interests of the consolidated subsidiaries, accumulated other comprehensive income, and other capital surplus, etc.

•

Additional Tier 1 Capital: Additional Tier 1 Capital includes capital, capital surplus, etc. related to the issuance of capital securities of a permanent nature that meet the conditional capital securities requirements.

•

Tier 2 Capital: Tier 2 Capital means capital that can compensate for losses of the Bank upon liquidation, including (a) the amount of subordinated bonds with maturity of not less than 5 years that meet the conditional capital securities requirements, and (b) the allowances for credit losses accumulated on the loans which are classified as normal or precautionary in accordance with Regulations on Supervision of Banking Business, and others.

58

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

The risk-weighted assets are the magnitude of assets that reflect the risk that the Bank has to bear, including risks inherent in all assets, errors in the operation of internal processes, and risk of loss that may arise from external events. The Bank calculates risk-weighted assets by each risk (credit risk, market risk, and operational risk) based on the Detailed Regulations on Supervision of Banking Business and uses them to calculate capital adequacy ratio. The Bank complied with external capital adequacy requirements as of December 31, 2024 and 2023.

Apart from the capital adequacy ratio, the Bank evaluates and manages capital adequacy through internal policies. The evaluation of capital adequacy compares the size of available capital (the amount of capital actually available) to the size of internal capital (the amount of capital required to cover all the significant risks faced by the Bank under its target credit rating), which monitors financial soundness and provides a risk-adjusted performance measurement basis. The internal capital for capital adequacy assessment is calculated by adding the results of a stress test and other additional capital requirements to the internal capital calculated for each individual risk.

The Risk Management Committee of the Bank determines the risk appetite of the Bank, allocates internal capital by risk type and business group, and each business group operates capital efficiently within the range of the allocated internal capital. The Risk Management Department of the Bank monitors internal capital limit management and reports it to management and the Risk Management Committee. If the limit of internal capital is expected to be exceeded, the Bank’s capital adequacy management is carried out through review and approval by the Risk Management Committee in advance.

Details of the Bank’s capital adequacy ratio in accordance with Basel III requirements as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024	December 31, 2023
Total Capital:	40,573,940	39,039,876
Tier 1 Capital	35,059,009	33,478,665
Common Equity Tier 1 Capital	33,993,396	32,195,730
Additional Tier 1 Capital	1,065,613	1,282,935
Tier 2 Capital	5,514,931	5,561,211
Risk-Weighted Assets:	234,435,856	215,962,186
Credit risk [1]	205,655,976	194,210,167
Market risk [2]	5,888,995	7,067,638
Operational risk [3]	22,890,885	14,684,381
Total Capital ratio (%):	17.31	18.08
Tier 1 Capital ratio (%)	14.95	15.50
Common Equity Tier 1 Capital ratio (%)	14.50	14.91

[1]	Credit risk weighted assets are measured using the Internal Rating-Based Method and Standard Method.
[2]	Market risk weighted assets are measured using the Standard Method.
[3]	Operational risk weighted assets are measured using the Standard Method.

59

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

5. Segment Information

5.1 Overall Segment Information and Business Segments

The Bank is organized into Corporate Banking, Retail Banking and Other Activities. These segments are based on the nature of the products and services provided, the type or class of customer, and the Bank’s management organization.

•	Corporate banking: The activities within this segment include providing credit, deposit products, and other related financial services to large, small and medium-sized enterprises and SOHOs.

•	Retail banking: The activities within this segment include providing credit, deposit products, and other related financial services to individuals and households.

•	Other activities: The activities within this segment include trading activities in securities and derivatives, funding, trust, and other activities.

Financial information by business segment as of and for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	Corporate banking	Retail banking	Others	Total
Net operating revenues from external customers	4,757,928	4,165,446	985,411	9,908,785
Net interest income	5,132,966	3,319,728	1,137,066	9,589,760
Interest income	10,473,825	7,760,970	3,412,188	21,646,983
Interest expense	(5,340,859)	(4,441,242)	(2,275,122)	(12,057,223)
Net fee and commission income	425,569	241,799	452,112	1,119,480
Fee and commission income	565,531	390,775	566,370	1,522,676
Fee and commission expense	(139,962)	(148,976)	(114,258)	(403,196)
Net gains on financial instruments at fair value through profit or loss	18,302	—	709,841	728,143
Net other operating income (expenses)	(818,909)	603,919	(1,313,608)	(1,528,598)
General and administrative expenses	(1,620,560)	(1,984,805)	(632,465)	(4,237,830)
Operating income before provision for credit losses	3,137,368	2,180,641	352,946	5,670,955
Provision for credit losses	(215,410)	(196,996)	(4,675)	(417,081)
Net operating income	2,921,958	1,983,645	348,271	5,253,874
Net non-operating income (expenses)	3,158	—	(1,108,024)	(1,104,866)
Segment profit (loss) before income tax expense	2,925,116	1,983,645	(759,753)	4,149,008
Income (expense)	(772,211)	(523,682)	220,481	(1,075,412)

Profit (loss) for the year	2,152,905	1,459,963	(539,272)	3,073,596

Total assets *	217,612,637	176,075,559	149,908,187	543,596,383
Total liabilities *	203,502,722	210,839,098	91,908,370	506,250,190

60

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

5.1 Overall Segment Information and Business Segments (cont’d)

(In millions of Korean won)	2023
	Corporate banking	Retail banking	Others	Total
Net operating revenues from external customers	5,121,386	4,443,943	182,332	9,747,661
Net interest income	5,078,411	3,397,242	832,652	9,308,305
Interest income	10,147,155	7,723,196	3,004,342	20,874,693
Interest expense	(5,068,744)	(4,325,954)	(2,171,690)	(11,566,388)
Net fee and commission income	431,096	252,118	498,184	1,181,398
Fee and commission income	570,445	403,042	616,867	1,590,354
Fee and commission expense	(139,349)	(150,924)	(118,683)	(408,956)
Net gains on financial instruments at fair value through profit or loss	4,116	—	653,380	657,496
Net other operating income (expenses)	(392,237)	794,583	(1,801,884)	(1,399,538)
General and administrative expenses	(1,594,251)	(1,952,434)	(609,163)	(4,155,848)
Operating income before provision for credit losses	3,527,135	2,491,509	(426,831)	5,591,813
Provision for credit losses	(1,048,552)	(92,464)	(22,311)	(1,163,327)
Net operating income	2,478,583	2,399,045	(449,142)	4,428,486
Net non-operating income (expenses)	286	—	(380,363)	(380,077)
Segment profit (loss) before income tax expense	2,478,869	2,399,045	(829,505)	4,048,409
Income (expense)	(654,421)	(633,348)	240,517	(1,047,252)

Profit (loss) for the year	1,824,448	1,765,697	(588,988)	3,001,157

Total assets *	202,038,679	165,821,667	144,512,495	512,372,841
Total liabilities *	184,707,461	203,560,029	87,890,115	476,157,605

*	Assets and liabilities of the reporting segments are amounts before intersegment transactions.

61

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

5.2 Services and Geographical Segments

5.2.1 Services information

Net operating revenues from external customers by service for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024	2023
Corporate banking service	4,757,928	5,121,386
Retail banking service	4,165,446	4,443,943
Others	985,411	182,332

	9,908,785	9,747,661

5.2.2 Geographical information

Geographical net operating revenues from external customers for the years ended December 31, 2024 and 2023, and major non-current assets as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	Net operating revenues from external customers		Major non-current assets
	2024	2023	December 31, 2024	December 31, 2023
Domestic	9,605,253	9,451,665	4,294,700	3,995,347
China	65,407	69,112	2,641	2,325
United States	71,137	83,173	30,206	15,224
New Zealand	12,580	12,611	829	1,051
Japan	10,073	13,164	1,329	1,977
United Kingdom	71,736	52,783	9,023	4,616
Vietnam	35,963	42,189	1,685	2,417
India	5,396	4,491	5,508	174
Singapore	31,240	18,473	7,825	7,058

	9,908,785	9,747,661	4,353,746	4,030,189

62

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

6. Financial Assets and Financial Liabilities

6.1 Classification and Fair Value of Financial Instruments

6.1.1 Carrying amount and fair value of financial assets and liabilities by category as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024		December 31, 2023
	Carrying amount	Fair value	Carrying amount	Fair value
Financial assets
Cash and due from financial institutions	20,846,044	20,846,269	21,648,290	21,646,679
Financial assets at fair value through profit or loss:	19,079,152	19,079,152	16,609,611	16,609,611
Debt securities	18,471,895	18,471,895	16,082,972	16,082,972
Equity securities	140,608	140,608	144,577	144,577
Loans	308,130	308,130	288,319	288,319
Others	158,519	158,519	93,743	93,743
Derivatives held for trading	10,124,136	10,124,136	4,909,167	4,909,167
Derivatives held for hedging	121,337	121,337	146,328	146,328
Loans measured at amortized cost	396,390,232	397,260,268	373,623,010	373,694,720
Financial assets at fair value through other comprehensive income:	43,930,041	43,930,041	38,450,863	38,450,863
Debt securities	42,590,926	42,590,926	36,723,370	36,723,370
Equity securities	1,058,207	1,058,207	1,415,883	1,415,883
Loans	280,908	280,908	311,610	311,610
Securities measured at amortized cost	35,719,230	35,452,646	38,313,663	37,582,683
Other financial assets	9,125,131	9,125,131	10,597,311	10,597,311

	535,335,303	535,938,980	504,298,243	503,637,362

Financial liabilities
Financial liabilities at fair value through profit or loss	159,212	159,212	93,438	93,438
Derivatives held for trading	9,777,696	9,777,696	4,516,443	4,516,443
Derivatives held for hedging	66,128	66,128	77,823	77,823
Deposits	406,134,828	406,574,661	380,266,822	380,486,381
Borrowings	30,674,711	30,653,167	33,023,146	32,955,104
Debentures	33,400,288	33,598,168	30,058,233	30,103,141
Other financial liabilities	23,458,932	23,458,932	25,490,282	25,490,282

	503,671,795	504,287,964	473,526,187	473,722,612

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. The Bank discloses the fair value of each class of assets and liabilities in a way that permits it to be compared with its carrying amount at the end of each reporting period. The best evidence of fair value of financial instruments is a quoted price in an active market.

63

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

Methods of determining fair value of financial instruments are as follows:

Cash and due from financial institutions	Fair value of cash is the same as its carrying amount. Carrying amount of demand deposits and settlement deposits is a reasonable approximation of fair value because these financial instruments do not have a fixed maturity and are receivable on demand. Fair value of general deposits is measured using a Discounted Cash Flow (“DCF”) Model.

Securities due from financial institutions and deposits indexed to gold price	Fair value of securities and others that are traded in an active market and due from financial institutions and deposits indexed to the gold price is determined using the quoted prices. If there is no quoted price, fair value is determined using external professional valuation institutions. The institutions use one or more valuation techniques that are deemed appropriate considering the characteristics of the financial instruments including a DCF Model, MonteCarlo Simulation, Free Cash Flow to Equity Model, Comparable Company Analysis, Dividend Discount Model and Net Asset Value Method.

Loans	Fair value of loans is determined using a DCF Model and independent external professional valuation institutions. Fair value measured by using a DCF Model is determined by discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Derivatives	Fair value of exchange traded derivatives is determined using quoted prices in an active market, and fair value of OTC derivatives is determined using valuation techniques. The Bank uses internally developed valuation models that are widely used by market participants to determine the fair value of plain vanilla OTC derivatives including options, interest rate swaps, and currency swaps, based on observable market parameters. However, some complex financial instruments are valued using appropriate models developed from generally accepted market valuation models including a Finite Difference Method (“FDM”), MonteCarlo Simulation, and Tree Model or valuation results from independent external professional valuation institutions. For OTC derivatives, the credit risk of the counterparty and the Bank’s own credit risk are applied through a credit valuation adjustment method.

Deposits	Carrying amount of demand deposits is a reasonable approximation of fair value because they do not have a fixed maturity and are payable on demand. Fair value of time deposits is determined using a DCF Model discounting the expected cash flows, which are contractual cash flows adjusted by the expected prepayment rate, at an appropriate discount rate.

Borrowings	Carrying amount of overdrafts in foreign currency is a reasonable approximation of fair value because they do not have a fixed maturity and are payable on demand. Fair value of other borrowings is determined using a DCF Model.

Debentures	Fair value is determined using valuation results (DCF Model) of external professional valuation institutions, which are calculated using market inputs.

Other financial assets and other financial liabilities	Carrying amount is a reasonable approximation of fair value because other financial assets and other financial liabilities are temporary accounts used for other various transactions, and their maturities are relatively short or not defined.

64

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

6.1.2 Fair value hierarchy

The Bank believes that valuation techniques used for measuring the fair value of financial instruments are reasonable and that the fair value recognized in the statement of financial position is appropriate. However, the fair value of the financial instruments recognized in the statement of financial position may be different if other valuation techniques or assumptions are used. Additionally, as there are a variety of valuation techniques and assumptions used in measuring fair value, it may be difficult to reasonably compare the fair value with that of other financial institutions.

The Bank classifies and discloses fair value of the financial instruments into the three fair value levels as follows:

Level 1:	The fair values are based on quoted prices (unadjusted) in active markets for identical assets or liabilities that the entity can access at the measurement date.

Level 2:	The fair values are based on inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

Level 3:	The fair values are based on unobservable inputs for the asset or liability.

The fair value measurement is categorized in its entirety in the same level of the fair value hierarchy as the lowest level input that is significant to the entire measurement. If an observable input requires an adjustment using an unobservable input and that adjustment results in a significantly higher or lower fair value measurement, the resulting measurement would be categorized within Level 3 of the fair value hierarchy.

65

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

6.1.2.1 Fair value hierarchy of financial assets and liabilities at fair value in the statements of financial position

Fair value hierarchy of financial assets and liabilities at fair value in the statements of financial position as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
(In millions of Korean won)	Fair value hierarchy
	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets at fair value through profit or loss:	10,164,883	2,114,783	6,799,486	19,079,152
Debt securities	9,895,029	2,114,783	6,462,083	18,471,895
Equity securities	111,335	—	29,273	140,608
Loans	—	—	308,130	308,130
Others	158,519	—	—	158,519
Derivatives held for trading	—	10,120,609	3,527	10,124,136
Derivatives held for hedging	—	121,337	—	121,337
Financial assets at fair value through other comprehensive income:	16,660,877	26,748,318	520,846	43,930,041
Debt securities	16,123,516	26,467,410	—	42,590,926
Equity securities	537,361	—	520,846	1,058,207
Loans	—	280,908	—	280,908

	26,825,760	39,105,047	7,323,859	73,254,666

Financial liabilities
Financial liabilities at fair value through profit or loss	159,212	—	—	159,212
Derivatives held for trading	—	9,574,251	203,445	9,777,696
Derivatives held for hedging	—	66,128	—	66,128

	159,212	9,640,379	203,445	10,003,036

	December 31, 2023
(In millions of Korean won)	Fair value hierarchy
	Level 1	Level 2	Level 3	Total
Financial assets
Financial assets at fair value through profit or loss:	6,608,684	4,389,221	5,611,706	16,609,611
Debt securities	6,514,863	4,389,221	5,178,888	16,082,972
Equity securities	78	—	144,499	144,577
Loans	—	—	288,319	288,319
Others	93,743	—	—	93,743
Derivatives held for trading	—	4,897,048	12,119	4,909,167
Derivatives held for hedging	—	146,328	—	146,328
Financial assets at fair value through other comprehensive income:	14,038,116	23,702,982	709,765	38,450,863
Debt securities	13,331,998	23,391,372	—	36,723,370
Equity securities	706,118	—	709,765	1,415,883
Loans	—	311,610	—	311,610

	20,646,800	33,135,579	6,333,590	60,115,969

Financial liabilities
Financial liabilities at fair value through profit or loss	93,438	—	—	93,438
Derivatives held for trading	—	4,374,540	141,903	4,516,443
Derivatives held for hedging	—	77,823	—	77,823

	93,438	4,452,363	141,903	4,687,704

66

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

Valuation techniques and inputs of financial assets and liabilities classified as Level 2 and measured at fair value in the statements of financial position as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024
	Fair value	Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:	2,114,783
Debt securities	2,114,783	DCF Model, MonteCarlo Simulation, Net Asset Value Method	Discount rate, interest rate, prices of underlying assets (debt securities, stocks, etc.)
Derivatives held for trading	10,120,609	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price, and others
Derivatives held for hedging	121,337	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, and others
Financial assets at fair value through other comprehensive income:	26,748,318
Debt securities	26,467,410	DCF Model	Discount rate
Loans	280,908	DCF Model	Discount rate

	39,105,047

Financial liabilities
Derivatives held for trading	9,574,251	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price, and others
Derivatives held for hedging	66,128	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, and others

	9,640,379

(In millions of Korean won)	December 31, 2023
	Fair value	Valuation techniques	Inputs
Financial assets
Financial assets at fair value through profit or loss:	4,389,221
Debt securities	4,389,221	DCF Model, MonteCarlo Simulation, Net Asset Value Method	Discount rate, interest rate, prices of underlying assets (debt securities, stocks, etc.)
Derivatives held for trading	4,897,048	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price, and others
Derivatives held for hedging	146,328	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, and others
Financial assets at fair value through other comprehensive income:	23,702,982
Debt securities	23,391,372	DCF Model	Discount rate
Loans	311,610	DCF Model	Discount rate

	33,135,579

Financial liabilities
Derivatives held for trading	4,374,540	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, stock price, and others
Derivatives held for hedging	77,823	DCF Model, Closed Form, FDM	Discount rate, volatility, foreign exchange rate, and others

	4,452,363

67

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

6.1.2.2 Fair value hierarchy of financial assets and liabilities whose fair value is disclosed

Fair value hierarchy of financial assets and liabilities whose fair value is disclosed as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024
	Fair value hierarchy
	Level 1	Level 2	Level 3	Total
Financial assets
Cash and due from financial institutions [1]	1,893,780	17,830,417	1,122,072	20,846,269
Loans measured at amortized cost	—	—	397,260,268	397,260,268
Securities measured at amortized cost	4,195,327	31,257,319	—	35,452,646
Other financial assets [2]	—	—	9,125,131	9,125,131

	6,089,107	49,087,736	407,507,471	462,684,314

Financial liabilities
Deposits [1]	—	161,601,151	244,973,510	406,574,661
Borrowings [1]	—	15,158	30,638,009	30,653,167
Debentures	—	33,598,168	—	33,598,168
Other financial liabilities [2]	—	—	23,458,932	23,458,932

	—	195,214,477	299,070,451	494,284,928

(In millions of Korean won)	December 31, 2023
	Fair value hierarchy
	Level 1	Level 2	Level 3	Total
Financial assets
Cash and due from financial institutions [1]	2,082,548	18,449,707	1,114,424	21,646,679
Loans measured at amortized cost	—	—	373,694,720	373,694,720
Securities measured at amortized cost	3,703,963	33,878,720	—	37,582,683
Other financial assets [2]	—	—	10,597,311	10,597,311

	5,786,511	52,328,427	385,406,455	443,521,393

Financial liabilities
Deposits [1]	—	155,528,054	224,958,327	380,486,381
Borrowings [1]	—	38,194	32,916,910	32,955,104
Debentures	—	30,103,141	—	30,103,141
Other financial liabilities [2]	—	—	25,490,282	25,490,282

	—	185,669,389	283,365,519	469,034,908

[1]	The amounts included in Level 2 are the carrying amounts which are reasonable approximations of fair value.
[2]	Other financial assets and other financial liabilities included in Level 3 are the carrying amounts which are reasonable approximations of fair value.

For financial assets and liabilities whose carrying amount is a reasonable approximation of fair value, valuation techniques and inputs are not disclosed.

68

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

Valuation techniques and inputs of financial assets and liabilities classified as Level 2, and whose fair value is disclosed as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024
	Fair value	Valuation techniques	Inputs
Financial assets
Securities measured at amortized cost	31,257,319	DCF Model, MonteCarlo Simulation	Discount rate, interest rate
Financial liabilities
Debentures	33,598,168	DCF Model	Discount rate

(In millions of Korean won)	December 31, 2023
	Fair value	Valuation techniques	Inputs
Financial assets
Securities measured at amortized cost	33,878,720	DCF Model, MonteCarlo Simulation	Discount rate, interest rate
Financial liabilities
Debentures	30,103,141	DCF Model	Discount rate

69

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

Valuation techniques and inputs of financial assets and liabilities classified as Level 3, and whose fair value is disclosed as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024
	Fair value	Valuation techniques	Inputs	Unobservable inputs
Financial assets
Cash and due from financial institutions	1,122,072	DCF Model	Credit spread, other spread, interest rate	Credit spread, other spread
Loans measured at amortized cost	397,260,268	DCF Model	Credit spread, other spread, prepayment rate, interest rate	Credit spread, other spread, prepayment rate

	398,382,340

Financial liabilities
Deposits	244,973,510	DCF Model	Other spread, prepayment rate, interest rate	Other spread, prepayment rate
Borrowings	30,638,009	DCF Model	Other spread, interest rate	Other spread

	275,611,519

(In millions of Korean won)	December 31, 2023
	Fair value	Valuation techniques	Inputs	Unobservable inputs
Financial assets
Cash and due from financial institutions	1,114,424	DCF Model	Credit spread, other spread, interest rate	Credit spread, other spread
Loans measured at amortized cost	373,694,720	DCF Model	Credit spread, other spread, prepayment rate, interest rate	Credit spread, other spread, prepayment rate

	374,809,144

Financial liabilities
Deposits	224,958,327	DCF Model	Other spread, prepayment rate, interest rate	Other spread, prepayment rate
Borrowings	32,916,910	DCF Model	Other spread, interest rate	Other spread

	257,875,237

6.2 Disclosure of Fair Value Hierarchy Level 3

6.2.1 Valuation policy and process of Level 3 fair value

The Bank uses an external, independent and qualified valuation service or internal valuation models to determine the fair value of financial instruments at the end of every reporting period.

If the changes in situations or events cause transfers between the fair value hierarchy level for a financial asset or liability occur, the Bank’s policy is to recognize such transfers as having occurred at the beginning of the reporting period.

70

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

6.2.2 Changes in fair value (Level 3) measured using valuation technique based on unobservable inputs in the market

6.2.2.1 Changes in financial instruments classified as Level 3 of the fair value hierarchy for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)

	2024
	Financial assets at fair value through profit or loss		Financial investments	Net derivative financial instruments
	Securities measured at fair value through profit or loss	Loans measured at fair value through profit or loss	Equity securities measured at fair value through other comprehensive income	Derivatives held for trading	Derivatives held for hedging
Beginning	5,323,387	288,319	709,765	(129,784)	—
Total gains or losses:
- Profit or loss	522,728	19,811	—	(70,285)	—
- Other comprehensive loss	—	—	(189,275)	—	—
Purchases	1,215,682	—	356	184	—
Sales	(459,166)	—	—	(33)	—
Transfer from Level 3 to another level *	(111,275)	—	—	—	—

Ending	6,491,356	308,130	520,846	(199,918)	—

(In millions of Korean won)

	2023
	Financial assets at fair value through profit or loss		Financial investments	Net derivative financial instruments
	Securities measured at fair value through profit or loss	Loans measured at fair value through profit or loss	Equity securities measured at fair value through other comprehensive income	Derivatives held for trading	Derivatives held for hedging
Beginning	4,091,586	280,905	805,528	33	—
Total gains or losses:
- Profit or loss	214,977	7,414	—	(65,742)	—
- Other comprehensive loss	—	—	(95,601)	—	—
Purchases	1,313,072	—	120	(64,075)	—
Sales	(296,248)	—	(282)	—	—

Ending	5,323,387	288,319	709,765	(129,784)	—

*

Transfers between levels occurred due to changes in the availability of observable market data for the financial instrument. The Bank recognizes changes in level at the end of the reporting period in which the event or change in circumstances that triggered the transfer occurs.

71

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

6.2.2.2 In relation to changes in financial instruments classified as Level 3 of the fair value hierarchy, total gains or losses recognized in profit or loss for the period, and total gains or losses recognized in profit or loss from financial instruments held at the end of the reporting period for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	Net gains on financial instruments at fair value through profit or loss	Other operating income	Net interest income
Total gains recognized in profit or loss for the period	112,858	359,396	—
Total gains recognized in profit or loss from financial instruments held at the end of the reporting period	98,422	302,063	—

(In millions of Korean won)	2023
	Net gains on financial instruments at fair value through profit or loss	Other operating income	Net interest income
Total gains recognized in profit or loss for the period	114,115	42,534	—
Total gains recognized in profit or loss from financial instruments held at the end of the reporting period	114,196	66,046	—

72

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

6.2.3 Sensitivity analysis of changes in unobservable inputs

6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)
	December 31, 2024
	Fair value	Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Debt securities	6,462,083	Net Asset Value Method, DCF Model, Tree Model and others	Rate of real estate sale price fluctuation, discount rate, stock price, volatility of stock price	Rate of real estate sale price fluctuation	0.00	Higher the real estate sale price, higher the fair value
				Volatility of stock price	28.87 ~ 29.45	Higher the volatility, higher the fair value fluctuation
Equity securities	29,273	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate method and others	Growth rate, discount rate	Growth rate	0.00	Higher the growth rate, higher the fair value
				Discount rate	5.90 ~ 13.00	Lower the discount rate, higher the fair value
Loans	308,130	DCF Model	Discount rate	Discount rate	8.54 ~ 8.68	Lower the discount rate, higher the fair value
Derivatives held for trading:
Stock and index	3,527	Tree Model, MonteCarlo Simulation	Price of underlying asset, volatility of underlying asset	Volatility of underlying asset	29.45 ~ 46.85	Higher the volatility, higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities	520,846	DCF Model, Comparable Company Analysis, Net Asset Value Method *, Tree Model and others	Growth rate, discount rate, stock price, volatility of stock price, Liquidation Value	Growth rate	0.00 ~ 1.00	Higher the growth rate, higher the fair value
				Liquidation Value	0.00	Higher the liquidation value, higher the fair value
				Discount rate	6.01 ~ 12.54	Lower the discount rate, higher the fair value
				Volatility of stock price	22.95 ~ 31.79	Higher the volatility, higher the fair value fluctuation

	7,323,859

Financial liabilities
Derivatives held for trading:
Stock and index	203,445	MonteCarlo Simulation	Price of underlying asset, volatility of underlying asset	Volatility of underlying asset	46.85	Higher the volatility, higher the fair value fluctuation

	203,445

*

The Company has changed its fair value assessment technique to the net asset value method during the current period for certain financial assets at fair value through other comprehensive income classified as Level 3, reflecting improvements in valuation techniques using new information.

73

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

6.2.3.1 Information about fair value measurements using unobservable inputs as of December 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)
	December 31, 2023
	Fair value	Valuation techniques	Inputs	Unobservable inputs	Range of unobservable inputs (%)	Relationship of unobservable inputs to fair value
Financial assets
Financial assets at fair value through profit or loss:
Debt securities	5,178,888	Net Asset Value Method, DCF Model, Tree Model	Rate of real estate sale price fluctuation, discount rate, liquidation value, stock price, volatility of stock price	Rate of real estate sale price fluctuation	0.00	Higher the real estate sale price, higher the fair value
				Volatility of stock price	20.03 ~ 32.55	Higher the volatility, higher the fair value fluctuation
Equity securities	144,499	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method	Growth rate, discount rate	Growth rate	0.00	Higher the growth rate, higher the fair value
				Discount rate	8.81 ~ 19.32	Lower the discount rate, higher the fair value
Loans	288,319	DCF Model	Discount rate	Discount rate	8.15 ~ 9.65	Lower the discount rate, higher the fair value
Derivatives held for trading:
Stock and index	12,119	Tree Model	Price of underlying asset, volatility of underlying asset	Volatility of underlying asset	19.59 ~ 33.10	Higher the volatility, higher the fair value fluctuation
Financial assets at fair value through other comprehensive income:
Equity securities	709,765	DCF Model, Comparable Company Analysis, Risk Adjusted Discount Rate Method, Tree Model	Growth rate, discount rate, stock price, volatility of stock price	Growth rate	0.00 ~ 1.00	Higher the growth rate, higher the fair value
				Discount rate	9.25 ~19.90	Lower the discount rate, higher the fair value
				Volatility of stock price	20.60 ~ 27.96	Higher the volatility, higher the fair value fluctuation

	6,333,590

Financial liabilities
Derivatives held for trading:
Stock and index	141,903	MonteCarlo Simulation	Price of underlying asset, volatility of underlying asset	Volatility of underlying assets	33.10	Higher the volatility, higher the fair value fluctuation

	141,903

74

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

6.2.3.2 Sensitivity analysis of changes in unobservable inputs

Sensitivity analysis of financial instruments is performed to measure favorable and unfavorable changes in fair value of financial instruments which are affected by unobservable parameters, using a statistical technique. When the fair value is affected by more than one input parameter, the amounts represent the most favorable or most unfavorable outcome. Level 3 financial instruments subject to sensitivity analysis are debt securities, loans, equity-related derivatives, currency-related derivatives, interest rate-related derivatives, and other derivatives whose fair value changes are recognized in profit or loss as well as equity securities whose fair value changes are recognized in profit or loss or other comprehensive income or loss.

Results of the sensitivity analysis of changes in unobservable inputs as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024
	Profit or loss		Other comprehensive income or loss
	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss:
Debt securities [3,5]	4,533	(4,533)	—	—
Equity securities [2,5]	3,589	(1,465)	—	—
Loans [4]	12,615	(11,839)	—	—
Derivatives held for trading [1]	3,702	(2,256)	—	—
Financial assets at fair value through other comprehensive income:
Equity securities [2,5,6]	—	—	28,151	(15,662)

	24,439	(20,093)	28,151	(15,662)

Financial liabilities
Derivatives held for trading [1]	15,199	(14,989)	—	—

	15,199	(14,989)	—	—

75

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

6.2.3.2 Sensitivity analysis of changes in unobservable inputs (cont’d)

(In millions of Korean won)	December 31, 2023
	Profit or loss		Other comprehensive income or loss
	Favorable changes	Unfavorable changes	Favorable changes	Unfavorable changes
Financial assets
Financial assets at fair value through profit or loss:
Debt securities [3,5]	3,497	(3,496)	—	—
Equity securities [2,5]	3,866	(1,826)	—	—
Loans [4]	13,797	(12,991)	—	—
Derivatives held for trading [1]	9,021	(6,533)	—	—
Financial assets at fair value through other comprehensive income:
Equity securities [2,5,6]	—	—	57,932	(31,594)

	30,181	(24,846)	57,932	(31,594)

Financial liabilities
Derivatives held for trading [1]	18,446	(18,463)	—	—

	18,446	(18,463)	—	—

[1]	For derivative financial instruments, changes in fair value are calculated by shifting principal unobservable input parameters such as price and the volatility of underlying asset by ± 10%.
2

For equity securities, changes in fair value are calculated by shifting principal unobservable input parameters such as liquidation value (-1%p~1%p), discount rate (-1%p~1%p) and growth rate (0%p~1%p).

[3]

For beneficiary certificates, it is practically impossible to analyze sensitivity of changes in unobservable inputs. However, for beneficiary certificates whose underlying assets are real estates, changes in fair value are calculated by shifting the rate of real estate sale price fluctuation (-1%p~1%p). There is no significant correlation among major unobservable inputs.

[4]	For loans, changes in fair value are calculated by shifting principal unobservable input parameters such as the discount rate (-1%p~1%p).
[5]

The amounts of ~~W~~ 6,032,045 million and ~~W~~ 4,955,007 million of financial assets classified as level 3 as of December 31, 2024 and 2023, respectively, are excluded because it is practically impossible to analyze sensitivity of changes in unobservable inputs.

[6]	For some equity securities, changes in fair value are calculated by shifting principal unobservable input parameters such as stock price and volatility of stock price by ±10%.

6.2.4 Day one gains or losses

When the Bank measures the fair value of OTC derivatives using inputs that are not based on observable market data, there could be a difference between the transaction price and the amount determined using that valuation technique. In these circumstances, the fair value of financial instruments is recognized as the transaction price, and the difference is not recognized in profit or loss but deferred and amortized using the straight-line method over the life of the financial instrument. When the fair value of the financial instruments is subsequently determined using observable market inputs, the remaining deferred amount is recognized in profit or loss. There is no deferred day one gains or losses for the years ended December 31, 2024 and 2023.

76

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

6.3 Carrying Amount of Financial Instruments by Category

Financial assets and liabilities are measured at fair value or amortized cost. Carrying amount of financial assets and liabilities by category as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024
	Financial instruments at fair value through profit or loss	Financial instruments at fair value through other comprehensive income	Financial instruments designated at fair value through other comprehensive income	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial assets
Cash and due from financial institutions	—	—	—	20,846,044	—	20,846,044
Financial assets at fair value through profit or loss	19,079,152	—	—	—	—	19,079,152
Derivative financial assets	10,124,136	—	—	—	121,337	10,245,473
Loans measured at amortized cost	—	—	—	396,390,232	—	396,390,232
Financial investments	—	42,871,834	1,058,207	35,719,230	—	79,649,271
Other financial assets	—	—	—	9,125,131	—	9,125,131

	29,203,288	42,871,834	1,058,207	462,080,637	121,337	535,335,303

(In millions of Korean won)	December 31, 2024
	Financial instruments at fair value through profit or loss	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial liabilities
Financial liabilities at fair value through profit or loss	159,212	—	—	159,212
Derivative financial liabilities	9,777,696	—	66,128	9,843,824
Deposits	—	406,134,828	—	406,134,828
Borrowings	—	30,674,711	—	30,674,711
Debentures	—	33,400,288	—	33,400,288
Other financial liabilities	—	23,458,932	—	23,458,932

	9,936,908	493,668,759	66,128	503,671,795

77

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

6.3 Carrying Amount of Financial Instruments by Category (cont’d)

(In millions of Korean won)	December 31, 2023
	Financial instruments at fair value through profit or loss	Financial instruments at fair value through other comprehensive income	Financial instruments designated at fair value through other comprehensive income	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial assets
Cash and due from financial institutions	—	—	—	21,648,290	—	21,648,290
Financial assets at fair value through profit or loss	16,609,611	—	—	—	—	16,609,611
Derivative financial assets	4,909,167	—	—	—	146,328	5,055,495
Loans measured at amortized cost	—	—	—	373,623,010	—	373,623,010
Financial investments	—	37,034,980	1,415,883	38,313,663	—	76,764,526
Other financial assets	—	—	—	10,597,311	—	10,597,311

	21,518,778	37,034,980	1,415,883	444,182,274	146,328	504,298,243

(In millions of Korean won)	December 31, 2023
	Financial instruments at fair value through profit or loss	Financial instruments at amortized cost	Derivatives held for hedging	Total
Financial liabilities
Financial liabilities at fair value through profit or loss	93,438	—	—	93,438
Derivative financial liabilities	4,516,443	—	77,823	4,594,266
Deposits	—	380,266,822	—	380,266,822
Borrowings	—	33,023,146	—	33,023,146
Debentures	—	30,058,233	—	30,058,233
Other financial liabilities	—	25,490,282	—	25,490,282

	4,609,881	468,838,483	77,823	473,526,187

78

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

6.4 Transfer of Financial Assets

6.4.1 Transferred financial assets that are derecognized in their entirety

The Bank transferred loans and other financial assets to companies specialized in asset-backed securitization and derecognized them from the financial statement. While the maximum exposure to loss (carrying amount) from its continuing involvement and fair value of its continuing involvement of the derecognized financial assets as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement	Fair value of continuing involvement
Discovery 2nd Securitization Specialty Co., Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	564	564
AP 4D ABS Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	39	39

			603	603

(In millions of Korean won)	December 31, 2023
	Type of continuing involvement	Classification of financial instruments	Carrying amount of continuing involvement	Fair value of continuing involvement
Discovery 2nd Securitization Specialty Co., Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	564	564
AP 4D ABS Ltd.	Subordinated bond	Financial assets at fair value through profit or loss	257	257

			821	821

79

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

6.4.2 Bonds sold under repurchase agreements and loaned securities

The Bank continues to recognize the financial assets related to bonds sold under repurchase agreements and securities lending transactions in the statement of financial position since those transactions are not qualified for derecognition even though the Bank transfers the financial assets. Bonds sold under repurchase agreements are sold on the condition that they will be repurchased at a fixed price, and loaned securities will be returned at the expiration of the loan period. Thus, the Bank retains substantially all the risks and rewards of ownership of the financial assets.

The carrying amount of transferred assets and related liabilities as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024
	Carrying amount of transferred assets	Carrying amount of related liabilities
Bonds sold under repurchase agreements	2,945,101	2,857,296
Loaned securities:
Government and public bonds	—	—

	2,945,101	2,857,296

(In millions of Korean won)	December 31, 2023
	Carrying amount of transferred assets	Carrying amount of related liabilities
Bonds sold under repurchase agreements	6,896,446	6,454,540
Loaned securities:
Government and public bonds	170,203	—

	7,066,649	6,454,540

80

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

6.5 Offsetting Financial Assets and Financial Liabilities

The Bank enters into International Swaps and Derivatives Association (“ISDA”) master netting agreements and other similar arrangements with the Bank’s OTC derivative and spot exchange counterparties. Similar netting agreements are also entered into with the Bank’s (a) sales or purchases of bonds under repurchase agreements and (b) securities lending and borrowing transactions, etc. Pursuant to these agreements, in the event of default by one party, contracts are to be terminated and receivables and payables are to be offset. As the Bank has the legal right of offset and settles in net amount, domestic exchange settlement debits and domestic exchange settlement credits are recognized in its net settlement balance in the statement of financial position. Other financial instruments such as account receivables and account payables related to listed securities, and derivatives or OTC derivatives settled by the central clearing house are also recognized in its net settlement balance in the statement of financial position as the Bank has the legal right of offset and settles in net amount.

6.5.1 Details of financial assets subject to enforceable master netting agreements or similar arrangements as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024
		Gross	Net amount in	Non-offsetting amount
	Gross assets	liabilities offset	the statement of financial position	Financial instruments	Cash collateral	Net amount
Derivatives held for trading	10,120,609	—	10,120,609	(5,728,320)	(2,510)	4,511,116
Derivatives held for hedging	121,337	—	121,337
Unsettled spot exchange receivable	6,194,900	—	6,194,900	(6,193,841)	—	1,059
Bonds purchased under repurchase agreements	2,714,911	—	2,714,911	(2,714,911)	—	—
Domestic exchange settlement debits	62,914,800	(62,453,824)	460,976	—	—	460,976
Other financial instruments	49,571	(35,036)	14,535	—	—	14,535

	82,116,128	(62,488,860)	19,627,268	(14,637,072)	(2,510)	4,987,686

(In millions of Korean won)	December 31, 2023
		Gross	Net amount in	Non-offsetting amount
	Gross assets	liabilities offset	the statement of financial position	Financial instruments	Cash collateral	Net amount
Derivatives held for trading	4,897,048	—	4,897,048	(4,131,142)	(12,419)	899,815
Derivatives held for hedging	146,328	—	146,328
Unsettled spot exchange receivable	7,140,744	—	7,140,744	(6,854,055)	—	286,689
Bonds purchased under repurchase agreements	2,227,801	—	2,227,801	(2,227,801)	—	—
Domestic exchange settlement debits	63,172,013	(62,367,444)	804,569	—	—	804,569
Other financial instruments	44,738	(39,487)	5,251	—	—	5,251

	77,628,672	(62,406,931)	15,221,741	(13,212,998)	(12,419)	1,996,324

81

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

6.5.2 Details of financial liabilities subject to enforceable master netting agreements or similar arrangements as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024
		Gross	Net amount in	Non-offsetting amount
	Gross liabilities	assets offset	the statement of financial position	Financial instruments	Cash collateral	Net amount
Derivatives held for trading	9,574,251	—	9,574,251	(7,911,953)	—	1,728,426
Derivatives held for hedging	66,128	—	66,128
Unsettled spot exchange payable	6,196,554	—	6,196,554	(6,193,841)	—	2,713
Bonds sold under repurchase agreements *	2,857,296	—	2,857,296	(2,857,296)	—	—
Domestic exchange settlement credits	62,745,597	(62,453,824)	291,773	(291,773)	—	—
Other financial instruments	43,593	(35,036)	8,557	—	—	8,557

	81,483,419	(62,488,860)	18,994,559	(17,254,863)	—	1,739,696

(In millions of Korean won)	December 31, 2023
		Gross	Net amount in	Non-offsetting amount
	Gross liabilities	assets offset	the statement of financial position	Financial instruments	Cash collateral	Net amount
Derivatives held for trading	4,374,540	—	4,374,540	(3,354,179)	—	1,098,184
Derivatives held for hedging	77,823	—	77,823
Unsettled spot exchange payable	7,140,116	—	7,140,116	(6,854,055)	—	286,061
Bonds sold under repurchase agreements *	6,454,539	—	6,454,539	(6,454,539)	—	—
Domestic exchange settlement credits	65,227,189	(62,367,444)	2,859,745	(2,859,745)	—	—
Other financial instruments	48,143	(39,487)	8,656	—	—	8,656

	83,322,350	(62,406,931)	20,915,419	(19,522,518)	—	1,392,901

*	Includes bonds sold under repurchase agreements to customers.

82

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

7. Due from Financial Institutions

7.1 Details of due from financial institutions as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)		Financial institutions	Interest rate (%)	December 31, 2024 [1]	December 31, 2023 [1]
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	—	11,635,481	13,731,708
	Due from banks	Hana Bank and others	—	7,540	407,171
	Due from others	CITIBANK N.A. SINGAPORE(Custody)	—	528	1,153
				11,643,549	14,140,032

Due from financial institutions in foreign currencies	Due from banks in foreign currencies	CITIBANK N.A. and others	—	6,194,936	4,717,999
	Time deposits in foreign currencies	BANK OF COMMUNICATIONS, SEOUL and others	5.83~7.35	163,038	207,001
	Due from others	STATE STREET BANK AND TRUST COMPANY SEOUL BRANCH and others	0.00~6.25	950,912	500,801

				7,308,886	5,425,801

				18,952,435	19,565,833

[1]	Before netting of allowance, including ~~W~~ 17,906,910 million and ~~W~~ 19,279,871 million classified as cash as of December 31, 2024 and 2023, respectively.

7.2 Details of restricted due from financial institutions as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)		Financial institutions	December 31, 2024 [1]	December 31, 2023 [1]	Reasons of restriction
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	11,635,481	13,731,708	Bank of Korea Act
Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea and others	2,002,201	910,502	Bank of Korea Act and others
	Time deposits in foreign currencies	AGRICULTURAL BANK OF CHINA NEW YORK BRANCH	88,200	77,364	New York State Banking Law
	Due from others	STATE STREET BANK AND TRUST COMPANY SEOUL and others	881,802	207,442	Derivatives margin account

			2,972,203	1,195,308

			14,607,684	14,927,016

[1]	Before netting of allowance, including ~~W~~ 13,637,000 million and ~~W~~ 14,641,751 million classified as cash as of December 31, 2024 and 2023, respectively.

83

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

7.3 Changes in allowances for credit losses of due from financial institutions for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	12-month expected	Lifetime expected credit losses
	credit losses	Not-impaired	Impaired
Beginning	90	—	—
Transfer between stages	—	—	—
Provision (reversal) for credit losses	66	—	—
Others (exchange differences, etc.)	15	—	—

Ending	171	—	—

(In millions of Korean won)	2023
	12-month expected	Lifetime expected credit losses
	credit losses	Not-impaired	Impaired
Beginning	27	—	—
Transfer between stages	—	—	—
Provision (reversal) for credit losses	63	—	—
Others (exchange differences, etc.)	—	—	—

Ending	90	—	—

84

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

8. Assets Pledged as Collateral

8.1 Details of assets pledged as collateral as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)		December 31, 2024
Assets pledged	Pledgee	Carrying amount	Reasons of pledge
Securities measured at fair value through profit or loss	Korea Exchange	57,843	Repurchase agreements

		57,843

Securities measured at fair value through other comprehensive income	Bank of Korea and others	2,203,864	Repurchase agreements
	Bank of Korea	2,237,952	Borrowings from Bank of Korea
		994,678	Settlement risk of Bank of Korea
	MUFG Bank and others	1,921,735	Derivatives transactions
	Others	565,154	Others

		7,923,383

Securities measured at amortized cost	Bank of Korea and others	683,394	Repurchase agreements
	Bank of Korea	2,802,901	Borrowings from Bank of Korea
		7,627,587	Settlement risk of Bank of Korea
	KB Securities Co., Ltd. and others	1,142,081	Derivatives transactions
	Others	893,705	Others

		13,149,668

Loans	Others	14,572,141	Covered bond and others

		35,703,035

(In millions of Korean won)		December 31, 2023
Assets pledged	Pledgee	Carrying amount	Reasons of pledge
Securities measured at fair value through profit or loss	Korea Exchange	7,414	Repurchase agreements
	Bank of Korea	266,577	Settlement risk of Bank of Korea

		273,991

Securities measured at fair value through other comprehensive income	Bank of Korea and others	5,783,458	Repurchase agreements
	Bank of Korea	527,494	Borrowings from Bank of Korea
		830,504	Settlement risk of Bank of Korea
	MUFG Bank and others	89,941	Derivatives transactions
	Others	1,241,904	Others

		8,473,301

Securities measured at amortized cost	Bank of Korea and others	625,003	Repurchase agreements
	Bank of Korea	2,357,018	Borrowings from Bank of Korea
		6,746,440	Settlement risk of Bank of Korea
	KB Securities Co., Ltd. and others	401,448	Derivatives transactions
	Others	1,484,113	Others

		11,614,022

Loans	Others	13,733,819	Covered bond and others

		34,095,133

85

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

8.2 Fair value of collateral available to sell or repledge, and collateral sold or repledged, regardless of debtor’s default as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024
	Fair value of collateral held	Fair value of collateral sold or repledged
Securities	2,678,044	—

(In millions of Korean won)	December 31, 2023
	Fair value of collateral held	Fair value of collateral sold or repledged
Securities	2,417,243	—

86

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

9. Derivative Financial Instruments and Hedge Accounting

The Bank engages in derivative transactions to hedge interest rate and currency risks arising from its assets and liabilities. In particular, the Bank applies fair value hedge accounting using interest rate swaps and interest rate futures to hedge the risk of changes in fair value due to the changes in interest rate of debentures, deposits, and debt securities at fair value through other comprehensive income. Also, the Bank applies cash flow hedge accounting using interest rate swaps to hedge the risk of changes in cash flows of debentures in foreign currencies, and borrowings in foreign currencies.

9.1 Details of derivative financial instruments held for trading as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024			December 31, 2023
	Notional amount	Assets	Liabilities	Notional amount	Assets	Liabilities
Interest rate
Forwards	4,982,518	82,163	275,132	3,847,049	156,650	135,761
Futures [1]	1,760,911	—	—	1,112,923	—	—
Swaps [2]	213,653,111	311,491	254,541	223,135,489	461,433	347,771
Options	6,658,000	141,985	133,971	9,074,000	201,700	205,239

	227,054,540	535,639	663,644	237,169,461	819,783	688,771

Currency
Forwards	127,465,816	5,814,939	2,910,965	132,067,366	1,290,979	1,246,732
Swaps	84,077,057	3,748,266	5,971,810	85,656,633	2,784,209	2,430,844
Options	1,970,373	21,765	27,832	1,238,255	2,077	8,193

	213,513,246	9,584,970	8,910,607	218,962,254	4,077,265	3,685,769

Stock and index
Futures [1]	—	—	—	27,424	—	—
Options	767,656	3,527	203,445	704,000	12,119	141,903

Credit-related
Swaps [2]	385,480	—	—	—	—	—

	441,720,922	10,124,136	9,777,696	456,863,139	4,909,167	4,516,443

[1]	Gains or losses arising from daily mark-to-market futures are reflected in the margin accounts.
[2]	Notional amounts of ~~W~~ 176,601,953 million and ~~W~~ 188,969,696 million as of December 31, 2024 and 2023, respectively, were traded through the Central Counter Party, (“CCP”).

87

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

9.2 Average price conditions of future nominal cash flows by type of hedge accounting as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024
	1 year	2 years	3 years	4 years	5 years	Over 5 years	Total
Fair value hedge
Nominal amount of the hedging instrument	3,641,362	1,168,695	428,780	189,448	941,835	1,998,080	8,368,200
Average price condition (%), (SOFR, CD)	4.58	4.65	4.71	5.74	6.69	3.81	4.68
Cash flow hedge
Nominal amount of the hedging instrument	—	558,600	1,052,520	507,150	47,040	—	2,165,310
Average price condition (%), (SOFR, CD)	—	4.86	5.57	5.55	5.75	—	5.39

(In millions of Korean won)	December 31, 2023
	1 year	2 years	3 years	4 years	5 years	Over 5 years	Total
Fair value hedge
Nominal amount of the hedging instrument	1,802,610	3,370,605	1,559,872	349,482	267,778	2,304,270	9,654,617
Average price condition (%), (SOFR, CD)	4.77	4.86	5.18	5.23	5.73	4.93	4.95
Cash flow hedge
Nominal amount of the hedging instrument	1,028,940	—	386,820	820,058	—	—	2,235,818
Average price condition (%), (SOFR, CD)	4.12	—	5.37	6.33	—	—	5.15

88

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

9.3 Fair Value Hedge

9.3.1 Details of fair value hedged items as of December 31, 2024 and 2023 and changes in fair value for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)		December 31, 2024				2024
		Carrying amount		Accumulated amount of hedge adjustments		Changes in fair
		Assets	Liabilities	Assets	Liabilities	value
Interest rate	Debt securities in Korean won	2,062,063	—	(15,065)	—	27,699
	Debt securities in foreign currencies	1,699,241	—	(44,081)	—	21,357
	Deposits in Korean won	—	246,258	—	6,258	(6,272)
	Deposits in foreign currencies	—	301,107	—	(7,593)	926
	Debentures in Korean won	—	2,320,923	—	(109,077)	(35,453)
	Debentures in foreign currencies	—	1,523,883	—	(63,717)	(4,989)

		3,761,304	4,392,171	(59,146)	(174,129)	3,268

(In millions of Korean won)		December 31, 2023				2023
		Carrying amount		Accumulated amount of hedge adjustments		Changes in fair
		Assets	Liabilities	Assets	Liabilities	value
Interest rate	Debt securities in Korean won	1,975,442	—	(50,746)	—	49,323
	Debt securities in foreign currencies	2,585,073	—	(111,902)	—	74,080
	Deposits in Korean won	—	49,985	—	(15)	15
	Deposits in foreign currencies	—	32,015	—	(6,667)	(1,924)
	Debentures in Korean won	—	5,678,927	—	(141,073)	(94,418)
	Debentures in foreign currencies	—	1,310,952	—	(68,706)	(27,159)

		4,560,515	7,071,879	(162,648)	(216,461)	(83)

89

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

9.3.2 Details of derivative instruments designated as fair value hedge as of December 31, 2024 and 2023 and changes in fair value for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024			2024
	Notional amount	Assets	Liabilities	Changes in fair value
Interest rate
Futures	720,000	—	—	1,787
Swaps	7,648,200	84,530	62,666	(3,658)

	8,368,200	84,530	62,666	(1,871)

(In millions of Korean won)	December 31, 2023			2023
	Notional amount	Assets	Liabilities	Changes in fair value
Interest rate
Futures	9,654,617	—	—	—
Swaps	9,654,617	111,359	75,776	(15,927)

	9,654,617	111,359	75,776	(15,927)

9.3.3 Details of hedge ineffectiveness recognized in profit or loss on derivative instruments designated as fair value hedge for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024	2023
Interest rate	1,397	6,513

9.3.4 Gains or losses on fair value hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024	2023
Losses and gains on hedging instruments	(1,871)	6,597
Gains (losses) on hedged items attributable to the hedged risk	5,582	(5,846)

	3,711	751

9.4 Cash Flow Hedge

9.4.1 Details of cash flow hedged items as of December 31, 2024 and 2023 and changes in fair value for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	Cash flow hedge reserve		Changes in fair value
	December 31, 2024	December 31, 2023	2024	2023
Interest rate risk	22,158	21,017	(1,837)	13,824

90

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

9.4.2 Details of derivative instruments designated as cash flow hedges as of December 31, 2024 and 2023 and changes in fair value for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024			2024
	Notional amount	Assets	Liabilities	Changes in fair value
Interest rate
Swaps	2,165,310	36,807	3,462	3,278

(In millions of Korean won)	December 31, 2023			2023
	Notional amount	Assets	Liabilities	Changes in fair value
Interest rate
Swaps	2,235,818	34,969	2,047	(12,455)

9.4.3 Gains or losses on cash flow hedging instruments and hedged items attributable to the hedged risk for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024	2023
Gains (losses) on hedging instruments:	3,278	(12,455)
Effective portion of gains on cash flow hedging instruments (recognized in other comprehensive income)	3,644	(12,395)
Ineffective portion of gains on cash flow hedging instruments (recognized in profit)	(366)	(60)

9.4.4 Amounts recognized in other comprehensive income and reclassified from equity to profit or loss related to derivative instruments designated as cash flow hedges for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024	2023
Other comprehensive income	3,644	(12,395)
Reclassification to profit	(2,095)	(5,200)
Income tax effect	(409)	4,691

	1,140	(12,904)

9.4.5 As of December 31, 2024, the hedged items subject to cash flow hedges are exposed to the risk of changes in cash flows until March 5, 2029.

91

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

10. Loans Measured at Amortized Cost

10.1 Details of loans as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024	December 31, 2023
Loans	398,385,401	375,588,104
Deferred loan origination fees and costs	540,743	510,766
Less: Allowances for credit losses	(2,535,912)	(2,475,860)

	396,390,232	373,623,010

10.2 Details of loans to banks as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024	December 31, 2023
Loans	10,258,064	12,994,437
Less: Allowances for credit losses	(30,375)	(21,950)

	10,227,689	12,972,487

10.3 Details of loan types and customer types of loans to customers other than banks as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024
	Retail	Corporate	Total
Loans in Korean won	177,226,370	184,929,002	362,155,372
Loans in foreign currencies	48,246	17,277,270	17,325,516
Domestic import usance bills	—	3,790,809	3,790,809
Off-shore funding loans	—	626,059	626,059
Call loans	—	—	—
Bills bought in Korean won	—	1,862	1,862
Bills bought in foreign currencies	—	2,376,401	2,376,401
Guarantee payments under acceptances and guarantees	—	7,517	7,517
Bonds purchased under repurchase agreements	—	2,370,400	2,370,400
Privately placed bonds	—	14,144	14,144

	177,274,616	211,393,464	388,668,080
Proportion (%)	45.61	54.39	100.00

Less: Allowances for credit losses	(683,740)	(1,821,797)	(2,505,537)

	176,590,876	209,571,667	386,162,543

92

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

10.3 Details of loan types and customer types of loans to customers other than banks as of December 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2023
	Retail	Corporate	Total
Loans in Korean won	166,905,843	172,316,635	339,222,478
Loans in foreign currencies	97,729	16,141,611	16,239,340
Domestic import usance bills	—	3,398,981	3,398,981
Off-shore funding loans	—	507,683	507,683
Call loans	—	269,198	269,198
Bills bought in Korean won	—	1,861	1,861
Bills bought in foreign currencies	—	1,272,372	1,272,372
Guarantee payments under acceptances and guarantees	—	6,709	6,709
Bonds purchased under repurchase agreements	—	1,969,916	1,969,916
Privately placed bonds	—	215,895	215,895

	167,003,572	196,100,861	363,104,433
Proportion (%)	45.99	54.01	100.00

Less: Allowances for credit losses	(660,139)	(1,793,771)	(2,453,910)

	166,343,433	194,307,090	360,650,523

10.4 Changes in deferred loan origination fees and costs for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	Beginning	Increase	Decrease	Others	Ending
Deferred loan origination costs
Loans in Korean won	533,221	391,167	(339,183)	—	585,205
Others	106	23	(103)	1	27

	533,327	391,190	(339,286)	1	585,232

Deferred loan origination fees
Loans in Korean won	20,739	32,904	(18,083)	—	35,560
Loans in foreign currencies and others	1,822	8,538	(1,435)	4	8,929

	22,561	41,442	(19,518)	4	44,489

	510,766	349,748	(319,768)	(3)	540,743

(In millions of Korean won)	2023
	Beginning	Increase	Decrease	Others	Ending
Deferred loan origination costs
Loans in Korean won	522,284	338,909	(327,972)	—	533,221
Others	379	76	(349)	—	106

	522,663	338,985	(328,321)	—	533,327

Deferred loan origination fees
Loans in Korean won	24,039	7,882	(11,182)	—	20,739
Loans in foreign currencies and others	3,829	4	(2,011)	—	1,822

	27,868	7,886	(13,193)	—	22,561

	494,795	331,099	(315,128)	—	510,766

93

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

11. Allowances for Credit Losses

11.1 Changes in allowances for credit losses of loans for the years ended December 31, 2024 and 2023, are as follows:

	2024
	Retail				Corporate
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach
(In millions of Korean won)		Not-impaired	Impaired			Not-impaired	Impaired
Beginning	375,494	171,509	113,136	—	743,844	745,276	326,601	—
Transfer between stages:
Transfer to 12-month expected credit losses	108,974	(108,947)	(27)	—	337,272	(289,077)	(48,195)	—
Transfer to lifetime expected credit losses (Not-impaired)	(98,195)	202,927	(104,732)	—	(254,950)	311,791	(56,841)	—
Transfer to lifetime expected credit losses (impaired)	(913)	(145,006)	145,919	—	(50,440)	(169,543)	219,983	—
Write-offs	—	—	(259,691)		—	(2)	(360,748)
Sales	(3,882)	(952)	(6,931)		—	(498)	(59,692)
Provision(reversal) for credit losses [1,2]	(7,415)	52,525	255,922	—	(105,060)	178,955	362,818	—
Others (exchange differences, etc.)	76	316	(6,367)	—	5,545	6,791	8,342	—

Ending [3]	374,139	172,372	137,229	—	676,211	783,693	392,268	—

94

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

11.1 Changes in allowances for credit losses of loans for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

	2023
	Retail				Corporate
(In millions of Korean won)	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach
		Not-impaired	Impaired			Not-impaired	Impaired
Beginning	416,348	195,027	114,209	—	369,592	502,475	176,077	—
Transfer between stages:
Transfer to 12-month expected credit losses	124,094	(124,067)	(27)	—	114,545	(114,120)	(425)	—
Transfer to lifetime expected credit losses (Not-impaired)	(108,095)	118,414	(10,319)	—	(115,495)	146,835	(31,340)	—
Transfer to lifetime expected credit losses (impaired)	(798)	(57,686)	58,484	—	(1,539)	(75,532)	77,071	—
Write-offs	—	14	(252,853)	—	—	9	(189,411)	—
Sales	(1,040)	(506)	(3,062)	—	—	(315)	(24,195)	—
Provision for credit losses [1,2]	(55,122)	40,119	209,348	—	376,010	285,630	323,796	—
Others (exchange differences, etc.)	107	194	(2,644)	—	731	294	(4,972)	—

Ending	375,494	171,509	113,136	—	743,844	745,276	326,601	—

[1]

Provision (reversal) for credit losses in the statements of comprehensive income also includes provision (reversal) for credit losses of unused commitments, acceptances and guarantees (Note 22.2), provision (reversal) for credit losses of financial guarantee contracts (Note 22.4), provision (reversal) for credit losses of other financial assets (Note 18.2), provision (reversal) for credit losses of due from financial institutions (Note 7.3) and provision (reversal) for credit losses of debt securities (Note 12.5).

[2]	Includes ~~W~~ 128,140 million and ~~W~~ 130,694 million of collections from written-off loans for the years ended December 31, 2024 and 2023, respectively.
[3]

Includes additional allowances of ~~W~~ 156,511 million and ~~W~~ 214,276 million for the borrowers which are highly affected by the termination of COVID-19 financial support as of December 31, 2024 and 2023, respectively.

The amount of financial assets that the bank wrote off but still performed recovery efforts for during the current year is ~~W~~ 620,441 million. The Bank manages the written-off loans for which their legal extinctive prescriptions have not been completed, and that have not been collected. The balances of those loans are ~~W~~ 7,371,574 million and ~~W~~ 6,947,603 million as of December 31, 2024 and 2023, respectively.

95

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

11.2 Changes in gross carrying amount of loans for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach
		Not-impaired	Impaired
Beginning	344,004,004	30,788,810	1,306,056	—
Transfer between stages:
Transfer to 12-month expected credit losses	27,552,770	(27,122,300)	(430,470)	—
Transfer to lifetime expected credit losses (Not-impaired)	(34,133,691)	35,956,034	(1,822,343)	—
Transfer to lifetime expected credit losses (impaired)	(755,173)	(3,990,271)	4,745,444
Write-offs	—	(2)	(620,439)	—
Sales	(2,984,652)	(88,842)	(739,464)
Net increase (decrease) (execution, repayment, and others)	28,937,382	(810,750)	(865,959)	—

Ending	362,620,640	34,732,679	1,572,825	—

(In millions of Korean won) 34,732,679	2023
	12-month expected credit losses	Lifetime expected credit losses		Credit impaired approach
		Not-impaired	Impaired
Beginning	338,830,966	25,969,392	812,455	—
Transfer between stages:
Transfer to 12-month expected credit losses	31,820,666	(31,521,657)	(299,009)	—
Transfer to lifetime expected credit losses (Not-impaired)	(39,383,865)	40,007,920	(624,055)	—
Transfer to lifetime expected credit losses (impaired)	(745,605)	(2,307,133)	3,052,738	—
Write-offs	—	23	(442,264)	—
Sales	(2,898,483)	(39,365)	(392,330)	—
Net increase (decrease) (execution, repayment, and others)	16,380,325	(1,320,370)	(801,479)	—

Ending	344,004,004	30,788,810	1,306,056	—

96

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

12. Financial Assets at Fair Value through Profit or Loss and Financial Investments

12.1 Details of financial assets at fair value through profit or loss and financial investments as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024	December 31, 2023
Financial assets at fair value through profit or loss
Debt securities:
Government and public bonds	7,746,559	5,353,482
Financial bonds	2,198,722	2,980,101
Corporate bonds	326,949	219,219
Beneficiary certificates	5,344,396	5,420,739
Investment funds	906,460	769,382
Other debt securities	1,948,809	1,340,049
Equity securities:
Stocks	140,608	144,577
Loans:
Other loans	308,130	288,319
Others:
Financial instruments indexed to the price of gold	158,519	93,743

	19,079,152	16,609,611

Financial investments
Financial assets at fair value through other comprehensive income
Debt securities:
Government and public bonds	10,230,376	8,246,333
Financial bonds	21,283,852	16,368,060
Corporate bonds	10,051,926	11,287,148
Asset-backed securities	1,024,772	821,829
Equity securities:
Stocks	1,050,339	1,407,864
Equity investments	7,868	8,019
Loans:
Privately placed bonds	280,908	311,610

	43,930,041	38,450,863

Financial assets at amortized cost
Debt securities:
Government and public bonds	6,029,059	6,502,632
Financial bonds	11,386,102	12,913,853
Corporate bonds	8,946,009	9,368,943
Asset-backed securities	9,301,199	9,398,498
Other debt securities	72,968	147,847
Less: Allowances for credit losses	(16,107)	(18,110)

	35,719,230	38,313,663

	79,649,271	76,764,526

97

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

12.2 Dividend income from equity securities designated at fair value through other comprehensive income for the years ended December 31, 2024 and 2023, are as follows:

		2024		2023
(In millions of Korean won)		From the equity securities derecognized	From the equity securities held	From the equity securities derecognized	From the equity securities held
Stocks	Listed	—	3,596	—	1,999
	Unlisted	—	2,844	—	2,361

		—	6,440	—	4,360

12.3 Derecognized equity securities measured at fair value through other comprehensive income for the years ended December 31, 2024 and 2023, are as follows:

		2024		2023
(In millions of Korean won)		Disposal price	Accumulated other comprehensive loss as of disposal date	Disposal price	Accumulated other comprehensive income (loss) as of disposal date
Stocks	Listed	8,054	(5,586)	36,595	36,719
	Unlisted	—	—	282	(738)

		8,054	(5,586)	36,877	35,981

12.4 Provision (reversal) for credit losses of financial investments for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	Provision	Reversal	Total
Financial assets at fair value through other comprehensive income	5,880	(5,711)	169
Securities measured at amortized cost	2,193	(4,208)	(2,015)

	8,073	(9,919)	(1,846)

(In millions of Korean won)	2023
	Provision	Reversal	Total
Financial assets at fair value through other comprehensive income	10,922	(1,645)	9,277
Securities measured at amortized cost	14,183	(1,458)	12,725

	25,105	(3,103)	22,002

98

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

12.5 Changes in allowances for credit losses of financial investments for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	12-month expected	Lifetime expected credit losses
	credit losses	Not-impaired	Impaired
Beginning	33,092	—	—
Transfer between stages:
Transfer to 12-month expected credit losses	—	—	—
Transfer to lifetime expected credit losses	—	—	—
Sales	(1,883)	—	—
Provision (reversal) for credit losses	(1,846)	—	—
Others (exchange differences, etc.)	814	—	—

Ending	30,177	—	—

(In millions of Korean won)	2023
	12-month expected	Lifetime expected credit losses
	credit losses	Not-impaired	Impaired
Beginning	11,601	270	—
Transfer between stages:
Transfer to 12-month expected credit losses	—	—	—
Transfer to lifetime expected credit losses	—	—	—
Sales	(532)	(270)	—
Provision (reversal) for credit losses	22,002	—	—
Others (exchange differences, etc.)	21	—	—

Ending	33,092	—	—

99

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

13. Investments in Associates and Subsidiaries

13.1 Details of investments in associates and subsidiaries as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024
(In thousands of US dollars) (In hundred millions of Indonesian rupiah)	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
Associates
Korea Credit Bureau Co., Ltd. [1]	9.00	4,500	7,948	2,769	Credit information	Korea
Incheon Bridge Co., Ltd. [1]	14.99	9,159	(536)	9,159	Operation of highways and related facilities	Korea
KB SPROTT Renewable Private Equity Fund No.1	18.88	5,536	4,588	5,536	Investment finance	Korea
KB Digital Innovation & Growth New Technology Business Investment Fund	45.00	4,500	3,482	4,500	Discovery of and investment in promising FinTech-business venture	Korea
KB Digital Platform Fund	46.67	78,400	79,280	78,400	Digital platform and Tech-based investment in promising companies	Korea
KB Prime Digital Platform Fund	43.33	9,750	9,669	9,750	Digital platform and Tech-based investment in promising companies	Korea
Future Planning KB Start-up Creation Fund	50.00	1,500	2,305	1,500	Investment finance	Korea
KB High-tech Company Investment Fund	50.00	1,500	4,470	1,500	Investment finance	Korea
Aju Good Technology Venture Fund	38.46	344	9,313	344	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund	33.33	1,500	2,601	1,500	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund	30.00	3,540	5,962	3,540	Investment finance	Korea
KB Intellectual Property Fund No.2	37.50	12,450	16,334	12,450	Investment finance	Korea
KB Digital Innovation Investment Fund Limited Partnership	25.74	27,615	23,486	27,615	Investment finance	Korea
KB Global Platform Fund	22.73	37,500	43,498	37,500	Investment finance	Korea
KB Global Platform Fund No.2	20.00	24,000	22,778	24,000	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund	29.53	12,586	7,821	7,839	Investment finance	Korea
WJ Private Equity Fund No.1	26.95	10,000	9,423	10,000	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	28.57	7,110	7,208	7,110	Investment finance	Korea

100

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

13.1 Details of investments in associates and subsidiaries as of December 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2024
(In thousands of US dollars) (In hundred millions of Indonesian rupiah)	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
KB Smart Scale-Up Fund	25.00	45,050	55,821	45,050	Investment finance	Korea
KB Bio Global Expansion Private Equity Fund No.1	26.32	10,000	11,914	10,000	Investment finance	Korea
KB-KTB Technology Venture Fund	27.27	15,000	13,633	14,464	Investment finance	Korea
KB-SOLIDUS Healthcare Investment Fund	30.30	22,100	20,909	20,940	Investment finance	Korea
KB New Deal Innovation Fund	20.00	20,000	19,324	18,893	Investment finance	Korea
Startup Korea KB Secondary Fund	29.27	4,500	4,500	4,500	Investment finance	Korea
All Together Korea Fund No.2 [3]	99.99	10,000	10,847	10,000	Asset management	Korea
Terra Corporation [4]	24.06	—	2	—	Manufacture of fabricated and processed metal products	Korea
MJT&I Corp. [4]	22.89	—	(882)	—	Wholesale of other merchandise	Korea
DSMETAL Co., Ltd. [4]	26.49	—	(101)	—	Manufacture of metal door, windows, shutter and relevant products	Korea
Shinhwa Underwear Co., Ltd. [4]	26.05	—	(120)	—	Manufacture of underwear and sleepwear	Korea
Jaeyang Industry Co., Ltd. [4]	20.86	—	(552)	—	Manufacture of luggage and other protective cases	Korea
Kendae Co., Ltd. [4]	41.01	—	(252)	—	Screen printing	Korea
Jinseung Tech Co., Ltd. [4]	30.04	—	(99)	—	Manufacture of other general-purpose machinery	Korea
Dongjo Co., Ltd. [4]	29.29	—	168	—	Wholesale of agricultural and forestry machinery and equipment	Korea
Korea NM Tech Co., Ltd. [4]	22.41	—	539	—	Manufacture of motor vehicles, trailers and semitrailers	Korea
Jungdo Co., Ltd. [4]	25.34	—	1,231	—	Office, commercial and institutional building construction	Korea
Dae-A Leisure Co., Ltd. [4]	49.36	—	150	—	Earth works	Korea
Chongil Machine & Tools Co., Ltd. [4]	20.40	—	(178)	—	Wholesale of machinery and equipment	Korea

101

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

13.1 Details of investments in associates and subsidiaries as of December 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2024
(In thousands of US dollars) (In hundred millions of Indonesian rupiah)	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
Imt Technology Co., Ltd. [4]	25.29	—	16	—	Computer Peripherals Distribution	Korea
Iwon Alloy Co., Ltd. [4]	23.20	—	371	—	Manufacture of smelting, refining and alloys	Korea
Computerlife Co., Ltd. [4]	25.41	—	(124)	—	Publishing of magazines and periodicals (publishing industry)	Korea
Skydigital Inc. [4]	20.40	—	(335)	—	Manufacture of multimedia and video devices	Korea
Jo Yang Industrial Co., Ltd. [4]	22.77	—	(196)	—	Manufacture of special glass	Korea
Il-Kwang Electronic Materials Co., Ltd. [4]	29.06	—	(555)	—	Manufacture of electronic parts	Korea
So-Myung Recycling Co., Ltd. [4]	20.23	—	201	—	Manufacture of nonferrous metal	Korea
PIP System Co., Ltd. [4]	20.72	—	27	—	Print equipment	Korea
Gwang Myung Paper Co., Ltd. [4]	20.54	—	84	—	Wholesale of luggage and other protective cases	Korea
D-Partner [4]	20.94	—	910	—	Backlight film	Korea
Chunsung-meat Co., Ltd. [4]	26.74	—	237	—	Wholesale of meat	Korea
DS Fashionbiz Co., Ltd. [4]	47.64	—	16	—	Manufacture of textiles	Korea
ALTSCS Co., Ltd. [4]	47.11	—	29	—	Manufacture of motor vehicle parts	Korea
E-Won Chemical Co., Ltd. [4]	24.30	—	23	—	Manufacture, wholesale and retail trade of feeds	Korea
TMAPMOBILITY CO.,LTD. [1]	8.24	200,000	52,287	200,000	Application software development and supply	Korea
TKDS CO., LTD [4]	20.03	—	(6)	—	Manufacture of video and other imaging equipment	Korea
SANDLE FARMING ASSOCIATION [4]	23.04	—	323	—	Manufacture of edible refined oil and processed oil	Korea
TAEYEONG PRECISION IND. CO.,LTD. [4]	28.51	—	(38)	—	Manufacture of mould and metallic patterns	Korea
Seokwang T&I Co., Ltd. [4]	33.64	—	714	—	Freight transport brokerage, agency and related services	Korea

102

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

13.1 Details of investments in associates and subsidiaries as of December 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2024
(In thousands of US dollars) (In hundred millions of Indonesian rupiah)	Ownership (%)	Acquisition cost	Share of net asset amount		Carrying amount	Industry	Location
MJK TRADING CO.,LTD.[4]	25.05	—	(99)		—	Braided clothing manufacturing	Korea
ONIGYU CO.,LTD. [4]	32.45	—	39		—	Brokerage of food and tobacco	Korea
DNGV CO.,LTD [4]	22.39	—	365		—	Manufacture of automotive engine	Korea
Alpa information & Communication Co.,Ltd. [4]	22.91	—	16 -		—	Manufacture of computers and peripheral equipment	Korea
JC TECHNO CO.,LTD. [4]	29.32	—	495 -		—	Manufacture of industrial electrical and electronic equipment	Korea
SD Speed Co., Ltd. [4]	27.04	—	(193	) -	—	Manufacture of Sports and Leisure Equipment and Wholesale & Retail Trade	Korea
		578,140	451,091		568,859

Subsidiaries
Kookmin Bank(China) Ltd. [5]	100.00	USD 383,875	625,512		418,155	Banking and foreign exchange transaction	China
KB Microfinance Myanmar Co., Ltd. [5]	100.00	USD 20,000	10,241		4,222	Micro financing	Myanmar
KB BANK MYANMAR LTD [5]	100.00	USD 200,000	298,188		221,780	Banking and foreign exchange transaction	Myanmar
KB PRASAC BANK PLC. [5,6]	100.00	USD 997,098	1,691,450		1,199,370	Banking and foreign exchange transaction	Cambodia
PT Bank KB Bukopin Tbk [5]	66.88	IDR 168,398	192,441		618,151	Banking and foreign exchange transaction	Indonesia
KB FUND PARTNERS Co., Ltd.	100.00	18,302	20,752		18,302	Other financial services	Korea
			2,838,584		2,479,980

			3,289,675		3,048,839

103

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

13.1 Details of investments in associates and subsidiaries as of December 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2023
(In thousands of US dollars) (In hundred millions of Indonesian rupiah)	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
Associates
Korea Credit Bureau Co., Ltd. [1]	9.00	4,500	5,617	2,769	Credit information	Korea
Incheon Bridge Co., Ltd. [1]	14.99	9,159	(12,640)	9,159	Operation of highways and related facilities	Korea
KB SPROTT Renewable Private Equity Fund No.1	29.63	13,886	12,588	13,886	Investment finance	Korea
KB Digital Innovation & Growth New Technology Business Investment Fund	45.00	4,500	3,524	4,500	Discovery of and investment in promising FinTech-business venture	Korea
KB Digital Platform Fund	46.67	50,400	47,947	50,400	Digital platform and Tech-based investment in promising companies	Korea
KB Prime Digital Platform Fund	43.33	7,150	6,916	7,150	Digital platform and Tech-based investment in promising companies	Korea
Future Planning KB Start-up Creation Fund	50.00	1,500	7,814	1,500	Investment finance	Korea
KB High-tech Company Investment Fund	50.00	1,500	9,424	1,500	Investment finance	Korea
Aju Good Technology Venture Fund	38.46	344	14,297	344	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund	33.33	1,800	3,031	1,800	Investment finance	Korea
KB-TS Technology Venture Private Equity Fund	30.00	4,860	6,628	4,860	Investment finance	Korea
KB Intellectual Property Fund No.2	37.50	15,000	16,936	15,000	Investment finance	Korea
KB Digital Innovation Investment Fund Limited Partnership	25.74	32,655	34,721	32,655	Investment finance	Korea
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund [2]	21.28	—	3,072	—	Investment finance	Korea
KB Global Platform Fund	22.73	43,850	43,755	43,850	Investment finance	Korea
KB Global Platform Fund No.2	20.00	12,000	11,172	12,000	Investment finance	Korea
KB-UTC Inno-Tech Venture Fund	29.53	12,750	10,454	12,750	Investment finance	Korea
WJ Private Equity Fund No.1	26.95	10,000	9,483	10,000	Investment finance	Korea
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	28.57	9,700	9,566	9,700	Investment finance	Korea

104

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

13.1 Details of investments in associates and subsidiaries as of December 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2023
(In thousands of US dollars) (In hundred millions of Indonesian rupiah)	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
KB Smart Scale-Up Fund	25.00	50,000	52,905	50,000	Investment finance	Korea
KB Bio Global Expansion Private Equity Fund No.1	26.32	10,000	10,597	10,000	Investment finance	Korea
KB-KTB Technology Venture Fund	27.27	12,000	11,459	11,471	Investment finance	Korea
KB-SOLIDUS Healthcare Investment Fund	30.30	14,300	13,498	13,531	Investment finance	Korea
KB New Deal Innovation Fund	20.00	20,000	19,372	18,893	Investment finance	Korea
KY Global Cell & Gene Private Equity Fund 2nd	20.43	27,034	26,969	27,034	Investment finance	Korea
All Together Korea Fund No.2 [3]	99.99	10,000	10,541	10,000	Asset management	Korea
Shinla Construction Co., Ltd. [4]	20.17	—	(551)	—	Specialty construction	Korea
Terra Corporation [4]	24.06	—	2	—	Manufacture of fabricated and processed metal products	Korea
MJT&I Corp. [4]	22.89	—	(880)	—	Wholesale of other merchandise	Korea
Jungdong Steel Co., Ltd. [4]	42.65	—	(433)	—	Wholesale of primary metal	Korea
DSMETAL Co., Ltd. [4]	26.49	—	(101)	—	Manufacture of metal door, windows, shutter and relevant products	Korea
Shinhwa Underwear Co., Ltd. [4]	26.05	—	(96)	—	Manufacture of underwear and sleepwear	Korea
Jaeyang Industry Co., Ltd. [4]	20.86	—	(552)	—	Manufacture of luggage and other protective cases	Korea
Kendae Co., Ltd. [4]	41.01	—	(252)	—	Screen printing	Korea
Jinseung Tech Co., Ltd. [4]	30.04	—	(33)	—	Manufacture of other general-purpose machinery	Korea
Dongjo Co., Ltd. [4]	29.29	—	142	—	Wholesale of agricultural and forestry machinery and equipment	Korea
Korea NM Tech Co., Ltd. [4]	22.41	—	546	—	Manufacture of motor vehicles, trailers and semitrailers	Korea
Jungdo Co., Ltd. [4]	25.34	—	1,231	—	Office, commercial and institutional building construction	Korea
Dae-A Leisure Co., Ltd. [4]	49.36	—	436	—	Earth works	Korea
Chongil Machine & Tools Co., Ltd. [4]	20.40	—	(178)	—	Wholesale of machinery and equipment	Korea

105

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

13.1 Details of investments in associates and subsidiaries as of December 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)	December 31, 2023
(In thousands of US dollars) (In hundred millions of Indonesian rupiah)	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
Imt Technology Co., Ltd. [4]	25.29	—	30	—	Computer Peripherals Distribution	Korea
Iwon Alloy Co., Ltd. [4]	23.20	—	376	—	Manufacture of smelting, refining and alloys	Korea
Computerlife Co., Ltd. [4]	25.41	—	(124)	—	Publishing of magazines and periodicals (publishing industry)	Korea
Skydigital Inc. [4]	20.40	—	(338)	—	Manufacture of multimedia and video devices	Korea
Jo Yang Industrial Co., Ltd. [4]	22.77	—	(72)	—	Manufacture of special glass	Korea
Il-Kwang Electronic Materials Co., Ltd. [4]	29.06	—	(555)	—	Manufacture of electronic parts	Korea
So-Myung Recycling Co., Ltd. [4]	20.23	—	243	—	Manufacture of nonferrous metal	Korea
PIP System Co., Ltd. [4]	20.72	—	27	—	Print equipment	Korea
Gwang Myung Paper Co., Ltd. [4]	20.54	—	84	—	Wholesale of luggage and other protective cases	Korea
D-Partner [4]	20.94	—	844	—	Backlight film	Korea
Chunsung-meat Co., Ltd. [4]	26.74	—	237	—	Wholesale of meat	Korea
DS Fashionbiz Co., Ltd. [4]	47.64	—	16	—	Manufacture of textiles	Korea
ALTSCS Co., Ltd. [4]	47.11	—	14	—	Manufacture of motor vehicle parts	Korea
E-Won Chemical Co., Ltd. [4]	24.30	—	31	—	Manufacture, wholesale and retail trade of feeds	Korea
TMAPMOBILITY CO.,LTD. [1]	8.24	200,000	51,866	200,000	Application software development and supply	Korea
TKDS CO., LTD [4]	20.03	—	63	—	Manufacture of video and other imaging equipment	Korea
SANDLE FARMING ASSOCIATION [4]	23.04	—	309	—	Manufacture of edible refined oil and processed oil	Korea
TAEYEONG PRECISION IND. CO.,LTD. [4]	28.51	—	4	—	Manufacture of mould and metallic patterns	Korea
Seokwang T&I Co., Ltd. [4]	33.64	—	705	—	Freight transport brokerage, agency and related services	Korea
MJK TRADING CO.,LTD.[4]	25.05	—	(62)	—	Braided clothing manufacturing	Korea
ONIGYU CO.,LTD. [4]	32.45	—	33	—	Brokerage of food and tobacco	Korea
DNGV CO.,LTD [4]	22.39	—	411	—	Manufacture of automotive engine	Korea

106

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

13.1 Details of investments in associates and subsidiaries as of December 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won) (In thousands of US dollars) (In hundred millions of Indonesian rupiah)	December 31, 2023
	Ownership (%)	Acquisition cost	Share of net asset amount	Carrying amount	Industry	Location
Alpa information & Communication Co.,Ltd. [4]	22.91	—	93	—	Manufacture of computers and peripheral equipment	Korea
JC TECHNO CO.,LTD. [4]	29.32	—	737	—	Manufacture of industrial electrical and electronic equipment	Korea

		578,888	443,899	574,752

Subsidiaries
Kookmin Bank(China) Ltd. [5]	100.00	USD 383,875	530,056	418,155	Banking and foreign exchange transaction	China
KB Microfinance Myanmar Co., Ltd. [5]	100.00	USD 20,000	11,227	22,405	Micro financing	Myanmar
KB BANK MYANMAR LTD [5]	100.00	USD 200,000	256,568	221,780	Banking and foreign exchange transaction	Myanmar
KB PRASAC BANK PLC. [5,6]	100.00	USD 997,098	1,358,804	1,199,370	Banking and foreign exchange transaction	Cambodia
PT Bank KB Bukopin Tbk [5]	66.88	IDR 168,398	411,437	840,386	Banking and foreign exchange transaction	Indonesia
Orient Kwang-yang Co., Ltd.	36.16	—	(5,978)	—	Building of ships	Korea

			2,562,114	2,702,096

			3,006,013	3,276,848

[1]

As of December 31, 2024 and 2023, the Bank can exercise significant influence on the decision-making processes of the associate’s financial and business policies through participation in governing bodies.

[2]	As of December 31, 2024, the Bank has fully redeemed its investment stake, but retains rights over the remaining stake due to incomplete liquidation.
[3]	As of December 31, 2024 and 2023, the Bank participates in the investment management committee but cannot exercise control.
[4]	The investment in associates was reclassified from financial assets at fair value through profit or loss due to termination of rehabilitation procedures.
[5]	Acquisition costs of investments in foreign subsidiaries are presented in US dollars and IDR.
[6]

PRASAC Microfinance Institution PLC. Merged Kookmin Bank Cambodia PLC. in August 2023, and the official name of the merging entity, PRASAC Microfinance Institution PLC., has been changed to KB PRASAC BANK PLC.

Although the Bank holds 20% or more of the ownership in several investment trusts including KB Hanbando BTL Private Special Asset Fund No.1, those investment trusts are excluded from associates because the Bank’s influence on those trusts is limited according to the trust agreement. In addition, the Bank holds 20% or more of its ownership in KLB Securities Co., Ltd. and one other company, but those companies are excluded from associates, because the Bank’s influence on those companies is limited due to the status of those companies such as bankruptcy and rehabilitation proceedings.

107

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

13.2	Changes in carrying amount of investments in associates and subsidiaries for the years ended December 31, 2024 and 2023, are as follows:

	2024
(In millions of Korean won)	Beginning	Acquisition and others	Disposal and others	Impairment	Ending
Associates
Korea Credit Bureau Co., Ltd.	2,769	—	—	—	2,769
Incheon Bridge Co., Ltd.	9,159	—	—	—	9,159
KB SPROTT Renewable Private Equity Fund No.1	13,886	—	(8,350)	—	5,536
KB Digital Innovation & Growth New Technology Business Investment Fund	4,500	—	—	—	4,500
KB Digital Platform Fund	50,400	28,000	—	—	78,400
KB Prime Digital Platform Fund	7,150	2,600	—	—	9,750
Future Planning KB Start-up Creation Fund	1,500	—	—	—	1,500
KB High-tech Company Investment Fund	1,500	—	—	—	1,500
Aju Good Technology Venture Fund	344	—	—	—	344
KB-KDBC Pre-IPO New Technology Business Investment Fund	1,800	—	(300)	—	1,500
KB-TS Technology Venture Private Equity Fund	4,860	—	(1,320)	—	3,540
KB Intellectual Property Fund No.2	15,000	—	(2,550)	—	12,450
KB Digital Innovation Investment Fund Limited Partnership	32,655	—	(5,040)	—	27,615
KB Global Platform Fund	43,850	—	(6,350)	—	37,500
KB Global Platform Fund No.2	12,000	12,000	—	—	24,000
KB-UTC Inno-Tech Venture Fund	12,750	—	(164)	(4,747)	7,839
WJ Private Equity Fund No.1	10,000	—	—	—	10,000
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	9,700	—	(2,590)	—	7,110
KB Smart Scale-Up Fund	50,000	—	(4,950)	—	45,050
KB Bio Global Expansion Private Equity Fund No.1	10,000	—	—	—	10,000
KB-KTB Technology Venture Fund	11,471	3,000	—	(7)	14,464
KB-SOLIDUS Healthcare Investment Fund	13,531	7,800	—	(391)	20,940
KB New Deal Innovation Fund	18,893	—	—	—	18,893

108

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

13.2	Changes in carrying amount of investments in associates and subsidiaries for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

	2024
(In millions of Korean won)	Beginning	Acquisition and others	Disposal and others	Impairment	Ending
KY Global Cell & Gene Private Equity Fund 2nd	27,034	—	(27,034)	—	—
Startup Korea KB Secondary Fund	—	4,500	—	—	4,500
All Together Korea Fund No.2	10,000	—	—	—	10,000
TMAPMOBILITY CO.,LTD.	200,000	—	—	—	200,000
Subsidiaries
Kookmin Bank (China) Ltd.	418,155	—	—	—	418,155
KB Microfinance Myanmar Co., Ltd.	22,405	—	—	(18,183)	4,222
KB Bank Myanmar Co., Ltd.	221,780	—	—	—	221,780
KB PRASAC BANK PLC. *	1,199,370	—	—	—	1,199,370
PT Bank KB Bukopin Tbk	840,386	—	—	(222,235)	618,151
KB Fund Partners Co., Ltd.	—	18,302	—	—	18,302

	3,276,848	76,202	(58,648)	(245,563)	3,048,839

	2023
(In millions of Korean won)	Beginning	Acquisition and others	Disposal and others	Impairment	Ending
Associates
Korea Credit Bureau Co., Ltd.	2,769	—	—	—	2,769
Incheon Bridge Co., Ltd.	9,159	—	—	—	9,159
KB SPROTT Renewable Private Equity Fund No.1	14,361	—	(475)	—	13,886
KB Digital Innovation & Growth New Technology Business Investment Fund	4,500	—	—	—	4,500
KB Digital Platform Fund	26,600	23,800	—	—	50,400
KB Prime Digital Platform Fund	2,600	4,550	—	—	7,150
Future Planning KB Start-up Creation Fund	2,200	—	(700)	—	1,500
KB High-tech Company Investment Fund	1,500	—	—	—	1,500
Aju Good Technology Venture Fund	8,144	—	(7,800)	—	344
KB-KDBC Pre-IPO New Technology Business Investment Fund	1,800	—	—	—	1,800
KB-TS Technology Venture Private Equity Fund	5,220	—	(360)	—	4,860
KB Intellectual Property Fund No.2	15,000	—	—	—	15,000
KB Digital Innovation Investment Fund Limited Partnership	35,000	—	(2,345)	—	32,655

109

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

13.2	Changes in carrying amount of investments in associates and subsidiaries for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

	2023
(In millions of Korean won)	Beginning	Acquisition and others	Disposal and others	Impairment	Ending
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund	6,600	—	(6,600)	—	—
KB Global Platform Fund	43,850	—	—	—	43,850
KB Global Platform Fund No.2	—	12,000	—	—	12,000
KB-UTC Inno-Tech Venture Fund	14,250	—	(1,500)	—	12,750
WJ Private Equity Fund No.1	10,000	—	—	—	10,000
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	10,000	—	(300)	—	9,700
KB Smart Scale-Up Fund	43,000	7,000	—	—	50,000
KB Scale-Up Fund II	4,500	—	(4,500)	—	—
KB Bio Global Expansion Private Equity Fund No.1	10,000	—	—	—	10,000
KB-KTB Technology Venture Fund	9,000	3,000	—	(529)	11,471
KB-SOLIDUS Healthcare Investment Fund	6,600	7,700	—	(769)	13,531
KB New Deal Innovation Fund	13,600	6,400	—	(1,107)	18,893
KB MEZZANINE CAPITAL 4TH PRIVATE EQUITY FUND	—	29,176	(29,176)	—	—
KAELEEWALEE GLOBAL SAELAENJINSAMO INVESTMENT JE2HO LIMITED PARTNERSHIP	—	27,034	—	—	27,034
All Together Korea Fund No.2	10,000	—	—	—	10,000
TMAPMOBILITY CO.,LTD.	200,000	—	—	—	200,000
Subsidiaries
Kookmin Bank Cambodia PLC. *	86,761	—	(86,761)	—	—
Kookmin Bank (China) Ltd.	418,155	—	—	—	418,155
KB Microfinance Myanmar Co., Ltd.	22,405	—	—	—	22,405
KB Bank Myanmar Co., Ltd.	221,780	—	—	—	221,780
KB PRASAC BANK PLC. *	1,112,609	86,761	—	—	1,199,370
PT Bank KB Bukopin Tbk	375,332	773,122	—	(308,068)	840,386
Orient Kwang-yang Co., Ltd.	—	—	—	—	—

	2,747,295	980,543	(140,517)	(310,473)	3,276,848

*

PRASAC Microfinance Institution PLC. merged Kookmin Bank Cambodia PLC. in August 2023, and the official name of the merging entity, PRASAC Microfinance Institution PLC., has been changed to KB PRASAC BANK PLC.

110

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

14. Property and Equipment, and Investment Properties

14.1 Property and Equipment

14.1.1 Details of property and equipment as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated impairment losses	Carrying amount
Land	1,816,316	—	(4)	1,816,312
Buildings	1,766,483	(623,458)	(5,746)	1,137,279
Leasehold improvements	967,168	(916,761)	—	50,407
Equipment and vehicles	1,191,755	(1,070,191)	—	121,564
Construction in-progress	28,007	—	—	28,007
Right-of-use assets	1,684,440	(972,162)	—	712,278

	7,454,169	(3,582,572)	(5,750)	3,865,847

	December 31, 2023
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Accumulated impairment losses	Carrying amount
Land	1,817,320	—	(4)	1,817,316
Buildings	1,742,643	(583,235)	(5,747)	1,153,661
Leasehold improvements	928,472	(877,487)	—	50,985
Equipment and vehicles	1,150,791	(1,055,045)	—	95,746
Construction in-progress	12,889	—	—	12,889
Right-of-use assets	1,090,535	(769,433)	—	321,102

	6,742,650	(3,285,200)	(5,751)	3,451,699

111

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

14.1.2 Changes in property and equipment for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	Beginning	Acquisition	Transfer [2]	Disposal	Depreciation	Others	Ending
Land	1,817,316	1	(693)	(308)	—	(4)	1,816,312
Buildings	1,153,661	411	28,778	(2,862)	(42,704)	(5)	1,137,279
Leasehold improvements	50,985	1,870	36,020	—	(38,574)	106	50,407
Equipment and vehicles	95,746	89,487	—	(194)	(63,687)	212	121,564
Construction in-progress	12,889	86,433	(71,846)	—	—	531	28,007
Right-of-use assets [1]	321,102	1,149,406	3,126	(526,946)	(252,300)	17,890	712,278

	3,451,699	1,327,608	(4,615)	(530,310)	(397,265)	18,730	3,865,847

(In millions of Korean won)	2023
	Beginning	Acquisition	Transfer [2]	Disposal	Depreciation	Others	Ending
Land	1,827,823	16	(10,510)	—	—	(13)	1,817,316
Buildings	1,172,737	348	22,781	(4)	(42,182)	(19)	1,153,661
Leasehold improvements	50,671	114	39,921	—	(39,765)	44	50,985
Equipment and vehicles	135,360	49,315	—	(460)	(88,523)	54	95,746
Construction in-progress	2,372	85,322	(74,779)	—	—	(26)	12,889
Right-of-use assets [1]	340,171	595,047	318	(426,223)	(196,562)	8,351	321,102

	3,529,134	730,162	(22,269)	(426,687)	(367,032)	8,391	3,451,699

[1]	Effect of change in the lease term is reflected in acquisition and disposal based on gross amount.
[2]	Includes transfers with investment properties and assets held for sale.

14.1.3 Changes in accumulated impairment losses of property and equipment for the years ended December 31, 2024 and 2023, are as follows:

	2024
(In millions of Korean won)	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses of property and equipment	(5,751)	—	—	—	(5,751)

	2023
(In millions of Korean won)	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses of property and equipment	(5,751)	—	—	—	(5,751)

112

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

14.2 Investment Properties

14.2.1 Details of investment properties as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
(In millions of Korean won)	Acquisition cost	Accumulated Depreciation	Carrying amount
Land	65,456	—	65,456
Buildings	76,494	(16,936)	59,558

	141,950	(16,936)	125,014

	December 31, 2023
(In millions of Korean won)	Acquisition cost	Accumulated depreciation	Carrying amount
Land	64,762	—	64,762
Buildings	73,435	(14,969)	58,466

	138,197	(14,969)	123,228

14.2.2 Valuation techniques and inputs used to measure the fair value of investment properties as of December 31, 2024, are as follows:

	December 31, 2024
(In millions of Korean won)	Fair value	Valuation techniques	Inputs
Land and buildings	236,575	Cost approach method	- Price per square meter - Replacement cost

Fair value of investment properties amounts to ~~W~~ 236,575 million and ~~W~~ 214,067 million as of December 31, 2024 and 2023, respectively. Investment properties are measured by qualified independent appraisers with recent experience in valuing similar properties in the same area. In addition, all investment properties are classified as Level 3 in accordance with fair value hierarchy in Note 6.1.2.

Rental income from above investment properties amounts to ~~W~~ 6,862 million and ~~W~~ 6,408 million for the years ended December 31, 2024 and 2023, respectively.

14.2.3 Changes in investment properties for the years ended December 31, 2024 and 2023, are as follows:

	2024
(In millions of Korean won)	Beginning	Acquisition	Transfer	Depreciation	Ending
Land	64,761	—	695	—	65,456
Buildings	58,467	—	2,984	(1,893)	59,558

	123,228	—	3,679	(1,893)	125,014

	2023
(In millions of Korean won)	Beginning	Acquisition	Transfer	Depreciation	Ending
Land	63,139	—	1,622	—	64,761
Buildings	56,184	—	4,099	(1,816)	58,467

	119,323	—	5,721	(1,816)	123,228

113

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

15. Intangible Assets

15.1 Details of intangible assets as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
(In millions of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying amount
Goodwill	65,288	—	—	65,288
Other intangible assets	1,808,755	(1,481,911)	(29,247)	297,597

	1,874,043	(1,481,911)	(29,247)	362,885

	December 31, 2023
(In millions of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying amount
Goodwill	65,288	—	—	65,288
Other intangible assets	1,724,020	(1,318,661)	(15,385)	389,974

	1,789,308	(1,318,661)	(15,385)	455,262

15.2 The goodwill as of December 31, 2024 and 2023, arose from the merger of Housing & Commercial Bank (“H&CB”).

15.3 Details of goodwill allocation to cash-generating units and related information for impairment testing as of December 31, 2024 are as follows:

	December 31, 2024
(In millions of Korean won)	Retail banking	Corporate Banking	Total
Carrying amounts	49,315	15,973	65,288
Recoverable amount exceeding carrying amount	7,134,305	19,335,298	26,469,603
Discount rate (%)	16.15	15.01
Permanent growth rate (%)	1.00	1.00

For impairment testing, goodwill is allocated to cash-generating units that are expected to benefit from the synergies of the business combination, and cash-generating units consist of an operating segment or units which are not larger than an operating segment. The Bank recognized goodwill amounting to ~~W~~ 65,288 million arising from the merger of Housing & Commercial Bank, and the amounts of ~~W~~ 49,315 million and ~~W~~ 15,973 million were allocated to the retail banking and corporate banking, respectively. Cash-generating units to which goodwill has been allocated is tested for impairment annually and whenever there is an indication that the unit may be impaired by comparing the carrying amount of the unit including the goodwill with the recoverable amount of the unit.

114

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

15.3 Details of goodwill allocation to cash-generating units and related information for impairment testing as of December 31, 2024 are as follows: (cont’d)

The recoverable amount of a cash-generating unit is measured at the higher of its fair value less costs of disposal and its value in use. The fair value less costs of disposal is the amount obtainable from the disposal in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal. If it is difficult to measure the amount obtainable from the disposal of the cash-generating unit, the disposal amount of a similar cash-generating unit in the past transaction is used by reflecting the characteristics of the cash-generating unit to be measured. If it is not possible to obtain reliable information to measure the fair value less costs of disposal, the Bank uses the asset’s value in use as its recoverable amount. Value in use is the present value of the future cash flows expected to be derived from an asset or cash-generating unit. The future cash flows of retail banking and corporate banking are estimated on the assumption that the future cash flows will increase by 1.0% per year. The key assumptions used for the estimation of the future cash flows are based on GDP growth rate, market size, and the Bank’s market share. The discount rate is a pre-tax rate that reflects assumptions regarding risk-free interest rate, market risk premium, and the risks specific to the cash-generating unit.

15.4 Details of intangible assets other than goodwill as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
(In millions of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying amount
Industrial property rights	2,313	(1,950)	—	363
Software	1,574,206	(1,333,022)	—	241,184
Other intangible assets	197,108	(112,400)	(29,247)	55,461
Right-of-use assets	35,128	(34,539)	—	589

	1,808,755	(1,481,911)	(29,247)	297,597

	December 31, 2023
(In millions of Korean won)	Acquisition cost	Accumulated amortization	Accumulated impairment losses	Carrying amount
Industrial property rights	2,189	(1,822)	—	367
Software	1,489,052	(1,192,521)	—	296,531
Other intangible assets	197,651	(90,786)	(15,385)	91,480
Right-of-use assets	35,128	(33,532)	—	1,596

	1,724,020	(1,318,661)	(15,385)	389,974

115

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

15.5 Changes in intangible assets other than goodwill for the years ended December 31, 2024 and 2023, are as follows:

	2024
(In millions of Korean won)	Beginning	Acquisition	Disposal	Amortization	Others	Ending
Industrial property rights	367	124	—	(128)	—	363
Software	296,531	100,270	(3,119)	(152,589)	91	241,184
Other intangible assets	91,480	751	(1,500)	(21,558)	(13,712)	55,461
Right-of-use assets	1,596	—	—	(1,007)	—	589

	389,974	101,145	(4,619)	(175,282)	(13,621)	297,597

	2023
(In millions of Korean won)	Beginning	Acquisition	Disposal	Amortization	Others	Ending
Industrial property rights	299	197	—	(129)	—	367
Software	357,845	101,455	—	(162,791)	22	296,531
Other intangible assets	67,244	62,652	—	(26,545)	(11,871)	91,480
Right-of-use assets	2,603	—	—	(1,007)	—	1,596

	427,991	164,304	—	(190,472)	(11,849)	389,974

15.6 Changes in accumulated impairment losses of other intangible assets for the years ended December 31, 2024 and 2023, are as follows:

	2024
(In millions of Korean won)	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses of other intangible assets	(15,385)	(13,894)	—	32	(29,247)

	2023
(In millions of Korean won)	Beginning	Impairment	Reversal	Others	Ending
Accumulated impairment losses of other intangible assets	(14,978)	(11,891)	—	11,484	(15,385)

116

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

16. Deferred Income Tax Assets and Liabilities

16.1 Details of deferred income tax assets and liabilities as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
(In millions of Korean won)	Assets	Liabilities	Net amount
Other provisions	115,168	—	115,168
Impairment losses of property and equipment	9,322	—	9,322
Share-based payments	23,729	—	23,729
Provisions for acceptances and guarantees	16,010	—	16,010
Gains or losses on valuation of derivatives	—	(143,967)	(143,967)
Present value discount	90	—	90
Gains or losses on fair value hedge	—	(45,741)	(45,741)
Accrued interest	—	(124,508)	(124,508)
Deferred loan origination fees and costs	—	(126,717)	(126,717)
Gains or losses on revaluation *	—	(259,519)	(259,519)
Investments in subsidiaries and others	5,521	—	5,521
Gains or losses on valuation of security investment	—	(328,616)	(328,616)
Defined benefit liabilities	435,255	—	435,255
Accrued expenses	210,763	—	210,763
Retirement insurance expense	—	(440,187)	(440,187)
Adjustments to the prepaid contributions	—	(49,134)	(49,134)
Others	343,928	(196,483)	147,445

	1,159,786	(1,714,872)	(555,086)
Offsetting of deferred income tax assets and liabilities	(1,159,786)	1,159,786	—

	—	(555,086)	(555,086)

	December 31, 2023
(In millions of Korean won)	Assets	Liabilities	Net amount
Other provisions	179,786	—	179,786
Impairment losses of property and equipment	7,295	—	7,295
Share-based payments	15,229	—	15,229
Provisions for acceptances and guarantees	48,917	—	48,917
Gains or losses on valuation of derivatives	—	(154,892)	(154,892)
Present value discount	370	—	370
Gains or losses on fair value hedge	—	(57,146)	(57,146)
Accrued interest	—	(102,407)	(102,407)
Deferred loan origination fees and costs	—	(113,810)	(113,810)
Gains or losses on revaluation *	—	(259,839)	(259,839)
Investments in subsidiaries and others	4,804	—	4,804
Gains or losses on valuation of security investment	—	(253,504)	(253,504)
Defined benefit liabilities	405,527	—	405,527
Accrued expenses	200,276	—	200,276
Retirement insurance expense	—	(461,169)	(461,169)
Adjustments to the prepaid contributions	—	(33,005)	(33,005)
Others	255,454	(92,297)	163,157

	1,117,658	(1,528,069)	(410,411)
Offsetting of deferred income tax assets and liabilities	(1,117,658)	1,117,658	—

	—	(410,411)	(410,411)

*	Gains on land revaluation

117

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

16.2 Unrecognized Deferred Income Tax Assets

16.2.1 No deferred income tax assets have been recognized for the deductible temporary differences of ~~W~~ 1,356,230 million and ~~W~~ 1,113,869 million associated with investments in subsidiaries and others as of December 31, 2024 and 2023, because it is not probable that these temporary differences will reverse in the foreseeable future.

16.2.2 No deferred income tax assets have been recognized for the deductible temporary differences of ~~W~~ 47,014 million and ~~W~~ 42,288 million associated with others as of December 31, 2024 and 2023, due to the uncertainty that these temporary differences will be realized in the future.

16.3 Unrecognized Deferred Income Tax Liabilities

No deferred income tax liabilities have been recognized as of December 31, 2024 and 2023 for the taxable temporary differences of ~~W~~ 65,288 million related to the initial recognition of goodwill arising from the merger of Housing and Commercial Bank in 2001.

118

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

16.4 Changes in cumulative temporary differences for the years ended December 31, 2024 and 2023, are as follows:

	2024
(In millions of Korean won)	Beginning	Decrease	Increase	Ending
Deductible temporary differences
Other provisions	681,009	681,009	436,241	436,241
Impairment losses of property and equipment	27,633	21,585	29,263	35,311
Share-based payments	57,685	57,685	89,884	89,884
Provisions for acceptances and guarantees	185,290	185,290	60,642	60,642
Present value discount	1,401	1,401	342	342
Investments in subsidiaries and others	1,132,065	—	245,078	1,377,143
Defined benefit liabilities	1,536,089	169,285	281,888	1,648,692
Accrued expenses	758,620	758,620	798,344	798,344
Others	1,009,918	501,864	841,721	1,349,775

	5,389,710	2,376,739	2,783,403	5,796,374

Unrecognized deferred income tax assets
Investments in subsidiaries and others	1,113,869			1,356,230
Others	42,288			47,014

	4,233,553			4,393,130

Tax rate (%)	26.40			26.40

Total deferred income tax assets	1,117,658			1,159,786

Taxable temporary differences
Gains or losses on fair value hedge	(216,460)	(43,200)	—	(173,260)
Accrued interest	(387,905)	(296,788)	(380,505)	(471,622)
Deferred loan origination fees and costs	(431,098)	(431,098)	(479,989)	(479,989)
Gains or losses on valuation of derivatives	(586,712)	(586,712)	(545,328)	(545,328)
Goodwill arising from the merger	(65,288)	—	—	(65,288)
Gains or losses on revaluation *	(984,238)	(1,211)	—	(983,027)
Retirement insurance expense	(1,746,852)	(213,147)	(133,672)	(1,667,377)
Adjustments to the prepaid contributions	(125,019)	(125,019)	(186,113)	(186,113)
Gains or losses on valuation of security investment	(960,241)	(960,241)	(1,244,757)	(1,244,757)
Others	(349,611)	(293,845)	(688,488)	(744,254)

	(5,853,424)	(2,951,261)	(3,658,852)	(6,561,015)

Unrecognized deferred income tax liabilities
Goodwill arising from the merger	(65,288)			(65,288)

	(5,788,136)			(6,495,726)

Tax rate (%)	26.40			26.40

Total deferred income tax liabilities	(1,528,069)			(1,714,872)

119

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

16.4 Changes in cumulative temporary differences for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

	2023
(In millions of Korean won)	Beginning	Decrease	Increase	Ending
Deductible temporary differences
Other provisions	314,465	314,465	681,009	681,009
Impairment losses of property and equipment	19,452	19,383	27,564	27,633
Share-based payments	49,479	49,479	57,685	57,685
Provisions for acceptances and guarantees	150,140	150,140	185,290	185,290
Present value discount	358	358	1,401	1,401
Investments in subsidiaries and others	699,701	—	432,364	1,132,065
Gains or losses on valuation of security investment	928,258	928,258	—	—
Defined benefit liabilities	1,418,104	171,669	289,654	1,536,089
Accrued expenses	650,357	650,357	758,620	758,620
Others	884,026	410,956	536,848	1,009,918

	5,114,340	2,695,065	2,970,435	5,389,710

Unrecognized deferred income tax assets
Investments in subsidiaries and others	635,093			1,113,869
Others	34,908			42,288

	4,444,339			4,233,553

Tax rate (%)	26.50			26.40

Total deferred income tax assets	1,177,750			1,117,658

Taxable temporary differences
Gains or losses on fair value hedge	(354,085)	(354,085)	(216,460)	(216,460)
Accrued interest	(274,975)	(216,794)	(329,724)	(387,905)
Deferred loan origination fees and costs	(436,047)	(436,047)	(431,098)	(431,098)
Gains or losses on valuation of derivatives	(585,598)	(585,598)	(586,712)	(586,712)
Goodwill arising from the merger	(65,288)	—	—	(65,288)
Gains or losses on revaluation *	(986,799)	(2,561)	—	(984,238)
Retirement insurance expense	(1,733,295)	(174,146)	(187,703)	(1,746,852)
Adjustments to the prepaid contributions	(105,608)	(105,608)	(125,019)	(125,019)
Gains or losses on valuation of security investment	—	—	(960,241)	(960,241)
Others	(365,805)	(309,968)	(293,774)	(349,611)

	(4,907,500)	(2,184,807)	(3,130,731)	(5,853,424)

Unrecognized deferred income tax liabilities
Goodwill arising from the merger	(65,288)			(65,288)

	(4,842,212)			(5,788,136)

Tax rate (%)	26.50			26.40

Total deferred income tax liabilities	(1,283,186)			(1,528,069)

*	Gains on Land revalution

120

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

17. Assets Held for Sale

17.1 Details of assets held for sale as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
(In millions of Korean won)	Acquisition cost *	Accumulated impairment losses	Carrying amount	Fair value less costs to sell
Land held for sale	20,511	(1,442)	19,069	28,871
Buildings held for sale	17,414	(8,158)	9,256	10,158

	37,925	(9,600)	28,325	39,029

	December 31, 2023
(In millions of Korean won)	Acquisition cost *	Accumulated impairment losses	Carrying amount	Fair value less costs to sell
Land held for sale	22,488	(1,642)	20,846	32,238
Buildings held for sale	19,840	(8,279)	11,561	12,793

	42,328	(9,921)	32,407	45,031

*	Acquisition cost of buildings held for sale is net of the accumulated depreciation amount immediately before the initial classification of the assets as held for sale.

17.2 Valuation techniques and inputs used to measure the fair value of assets held for sale as of December 31, 2024, are as follows:

	December 31, 2024
(In millions of Korean won)	Fair value	Valuation techniques [1]	Unobservable inputs [2]	Estimated range of unobservable inputs (%)	Effect of unobservable inputs to fair value
Land and buildings	39,029	Market comparison approach model and others	Adjustment index	0.54 ~ 2.01	Fair value increases as the adjustment index rises

[1]	The appraisal value is adjusted by the adjustment ratio in the event the public sale is unsuccessful.
[2]	Adjustment index is calculated using factors such as situational adjustment, timing modification, and value formation benchmarks.

Among assets held for sale, real estate was measured by independent appraisers with professional qualifications and recent experience in evaluating similar properties in the area of the property to be assessed. All assets held for sale are classified as Level 3 in accordance with fair value hierarchy in Note 6.1.2.

121

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

17.3 Changes in accumulated impairment losses of assets held for sale for the years ended December 31, 2024 and 2023, are as follows:

	2024
(In millions of Korean won)	Beginning	Provision	Reversal	Others	Ending
Accumulated impairment losses of assets held for sale	(9,922)	(894)	2	1,214	(9,600)

	2023
(In millions of Korean won)	Beginning	Provision	Reversal	Others	Ending
Accumulated impairment losses of assets held for sale	(6,505)	(5,619)	—	2,203	(9,921)

17.4 As of December 31, 2024, buildings and land classified as assets held for sale consist of 16 real estate properties previously owned by closed offices, which were reclassified as assets held for sale following management’s decision but remain unsold. Active sales efforts are continuously being carried out for the remaining 16 properties.

122

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

18. Other Assets

18.1 Details of other assets as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024	December 31, 2023
Other financial assets
Other receivables	6,248,786	7,221,199
Accrued income	1,657,313	1,771,422
Guarantee deposits	762,409	786,646
Domestic exchange settlement debits	460,976	804,570
Others	20,332	36,478
Less: Allowances for credit losses	(23,165)	(18,160)
Present value discount	(1,520)	(4,844)

	9,125,131	10,597,311

Other non-financial assets
Other receivables	518	526
Prepaid expenses	269,507	218,869
Guarantee deposits	1,910	1,957
Prepayments	14,529	25,077
Others	68,318	40,302
Less: Allowances for credit losses	(4,680)	(5,164)

	350,102	281,567

	9,475,233	10,878,878

18.2 Changes in allowances for credit losses of other assets for the years ended December 31, 2024 and 2023, are as follows:

	2024
(In millions of Korean won)	Other financial assets	Other non- financial assets	Total
Beginning	18,160	5,164	23,324
Provision (reversal)	8,102	(341)	7,761
Write-offs	(4,404)	(142)	(4,546)
Others	1,307	(1)	1,306

Ending	23,165	4,680	27,845

(In millions of Korean won)	2023
	Other financial assets	Other non- financial assets	Total
Beginning	11,790	10,926	22,716
Provision (reversal)	10,905	149	11,054
Write-offs	(5,095)	(5,911)	(11,006)
Others	560	—	560

Ending	18,160	5,164	23,324

123

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

19. Deposits

Details of deposits as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024	December 31, 2023
Demand deposits
Demand deposits in Korean won	151,475,078	146,454,720
Demand deposits in foreign currencies	9,748,170	9,071,746

	161,223,248	155,526,466

Time deposits
Time deposits in Korean won	216,281,495	195,820,815
Fair value adjustments of fair value hedged time deposits in Korean won	6,258	(15)
Time deposits in foreign currencies	18,826,049	16,780,713
Fair value adjustments of fair value hedged time deposits in foreign currencies	(7,593)	(6,667)

	235,106,209	212,594,846

Certificates of deposits	9,805,371	12,145,510

	406,134,828	380,266,822

20. Borrowings

20.1 Details of borrowings as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024	December 31, 2023
General borrowings	26,127,065	24,812,727
Bonds sold under repurchase agreements and others	2,865,868	6,461,177
Call money	1,681,778	1,749,242

	30,674,711	33,023,146

124

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

20.2 Details of general borrowings as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)		Lenders	Annual interest rate (%)	December 31, 2024	December 31, 2023
Borrowings in Korean won	Borrowings from the Bank of Korea	Bank of Korea	1.50	4,618,026	2,520,472
	Borrowings from the government	SEMAS and others	0.00~3.50	2,409,409	2,500,160
	Borrowings from non-banking financial institutions	Korea Development Bank	0.98~2.23	474,148	503,503
	Other borrowings	Korea Development Bank and others	0.00~5.23	3,060,575	4,147,773

				10,562,158	9,671,908

Borrowings in foreign currencies	Due to banks	Hana Band and Others	—	15,158	38,194
	Borrowings from banks	Citicorp International Ltd and others	0.18~5.70	12,453,048	11,969,467
	Borrowings from other financial institutions	Export-Import Bank of Korea	5.00~5.26	6,027	24,662
	Other borrowings	STANDARD CHARTERED BANK (HONG KONG) and others	0.00~5.44	3,090,674	3,108,496

				15,564,907	15,140,819

				26,127,065	24,812,727

20.3 Details of bonds sold under repurchase agreements and others as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	Lenders	Annual interest rate (%)	December 31, 2024	December 31, 2023
Bonds sold under repurchase agreements	Individuals, groups, and corporations	2.17~5.56	2,857,296	6,454,540
Bills sold	Counter sale	1.55~2.00	8,572	6,637

			2,865,868	6,461,177

20.4 Details of call money as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	Lenders	Annual interest rate (%)	December 31, 2024	December 31, 2023
Call money in Korean won	—	—	—	300,000
Call money in foreign currencies	Central Bank Uzbekistan and others	2.8~7.1	1,681,778	1,449,242

			1,681,778	1,749,242

125

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

21. Debentures

21.1 Details of debentures as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	Annual interest rate (%)	December 31, 2024	December 31, 2023
Debentures in Korean won
Structured debentures	5.15 ~ 5.86	40,560	110,640
Subordinated fixed rate debentures	2.02 ~ 3.50	3,180,150	3,188,970
Fixed rate debentures	2.92 ~ 4.45	18,510,003	12,280,003
Floating rate debentures	—	—	4,330,000

		21,730,713	19,909,613
Fair value adjustments of fair value hedged debentures in Korean won		(108,207)	(141,073)
Less: Discount on debentures in Korean won		(31,214)	(8,686)

		21,591,292	19,759,854

Debentures in foreign currencies
Floating rate debentures	3.27 ~ 6.08	1,211,202	1,372,460
Fixed rate debentures	0.05 ~ 6.80	10,688,256	9,022,425

		11,899,458	10,394,885
Fair value adjustments of fair value hedged debentures in foreign currencies		(63,717)	(68,705)
Less: Discount on debentures in foreign currencies		(26,743)	(27,801)

		11,808,998	10,298,379

		33,400,290	30,058,233

21.2 Changes in debentures based on par value for the years ended December 31, 2024 and 2023, are as follows:

	2024
(In millions of Korean won)	Beginning	Issue	Repayment	Others	Ending
Debentures in Korean won
Structured debentures	110,640	—	(70,080)	—	40,560
Subordinated fixed rate debentures	3,188,970	—	(8,820)	—	3,180,150
Fixed rate debentures	12,280,003	14,500,000	(8,270,000)	—	18,510,003
Floating rate debentures	4,330,000	—	(4,330,000)	—	—

	19,909,613	14,500,000	(12,678,900)	—	21,730,713

Debentures in foreign currencies
Floating rate debentures	1,372,460	441,355	(728,965)	126,352	1,211,202
Fixed rate debentures	9,022,425	2,189,722	(1,604,722)	1,080,831	10,688,256

	10,394,885	2,631,077	(2,333,687)	1,207,183	11,899,458

	30,304,498	17,131,077	(15,012,587)	1,207,183	33,630,171

126

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

21.2 Changes in debentures based on par value for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

	2023
(In millions of Korean won)	Beginning	Issue	Repayment	Others	Ending
Debentures in Korean won
Structured debentures	30,710	90,000	(10,070)	—	110,640
Subordinated fixed rate debentures	4,089,890	—	(900,920)	—	3,188,970
Fixed rate debentures	10,730,003	11,180,000	(9,630,000)	—	12,280,003
Floating rate debentures	4,100,000	4,330,000	(4,100,000)	—	4,330,000

	18,950,603	15,600,000	(14,640,990)	—	19,909,613

Debentures in foreign currencies
Floating rate debentures	1,312,913	1,012,144	(1,000,513)	47,916	1,372,460
Fixed rate debentures	8,120,304	2,888,614	(2,197,508)	211,015	9,022,425

	9,433,217	3,900,758	(3,198,021)	258,931	10,394,885

	28,383,820	19,500,758	(17,839,011)	258,931	30,304,498

22. Provisions

22.1 Details of provisions as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024	December 31, 2023
Provisions for credit losses of unused loan commitments	145,852	200,706
Provisions for credit losses of acceptances and guarantees	60,642	185,290
Provisions for restoration costs	155,686	130,966
Others	173,653	374,229

	535,833	891,191

127

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

22.2 Changes in provisions for credit losses of unused loan commitments, and acceptances and guarantees for the years ended December 31, 2024 and 2023, are as follows:

	2024
	Provisions for credit losses of unused loan commitments			Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses
(In millions of Korean won)		Not- impaired	Impaired		Not- impaired	Impaired
Beginning	127,536	73,170	—	32,685	148,197	4,408
Transfer between stages:
Transfer to 12-month expected credit losses	60,156	(60,063)	(93)	87,306	(87,306)	—
Transfer to lifetime expected credit losses	(13,247)	13,393	(146)	(464)	464	—
Impairment	(196)	(1,202)	1,398	(52)	(85)	137
Provision (reversal) for credit losses	(64,205)	3,571	(1,159)	(87,538)	(58,819)	9,309
Others (exchange differences, etc.)	6,691	248	—	12,072	37	291

Ending *	116,735	29,117	—	44,009	2,488	14,145

	2023
	Provisions for credit losses of unused loan commitments			Provisions for credit losses of acceptances and guarantees
	12-month expected credit losses	Lifetime expected credit losses		12-month expected credit losses	Lifetime expected credit losses
(In millions of Korean won)		Not- impaired	Impaired		Not- impaired	Impaired
Beginning	101,828	57,383	—	23,517	118,724	7,899
Transfer between stages:
Transfer to 12-month expected credit losses	13,921	(13,885)	(36)	421	(421)	—
Transfer to lifetime expected credit losses	(13,494)	13,626	(132)	(356)	457	(101)
Impairment	(107)	(664)	771	—	(113)	113
Provision (reversal) for credit losses	25,276	16,373	(603)	8,962	28,401	(3,547)
Others (exchange differences, etc.)	112	337	—	141	1,149	44

Ending *	127,536	73,170	—	32,685	148,197	4,408

*

Includes additional provisions of ~~W~~ 15,548 million and ~~W~~ 21,456 million for the borrowers which are highly affected by the termination of COVID-19 financial support as of December 31, 2024 and 2023, respectively.

128

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

22.3 Changes in provisions for restoration costs for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024	2023
Beginning	130,966	135,477
Provision	5,807	3,772
Reversal	(569)	(2,167)
Used	(3,196)	(12,319)
Unwinding of discount	4,785	5,742
Effect of changes in discount rate	17,893	461

Ending	155,686	130,966

Provisions for restoration costs are measured at the present value of the best estimate of future restoration costs for leased properties as of the end of the reporting period, discounted at an appropriate discount rate. The expenditure for restoration costs is expected to be incurred at the end of each lease contract, and the lease period is used to reasonably estimate the timing of the expenditure. Additionally, to estimate the expected restoration costs, the average actual restoration expenses of stores that underwent restoration work over the past three years and the three-year historical average inflation rate are used.

22.4 Changes in other provisions for the years ended December 31, 2024 and 2023, are as follows:

	2024
(In millions of Korean won)	Membership rewards program	Dormant accounts	Litigations	Financial guarantee contracts	Others [1] [2]	Total
Beginning [1]	47	3,360	8,590	9,661	352,571	374,229
Provision (reversal)	80	2,803	38,760	(5)	711,783	753,421
Used and others	(54)	(3,009)	—	—	(950,934)	(953,997)

Ending [1] [2]	73	3,154	47,350	9,656	113,420	173,653

	2023
(In millions of Korean won)	Membership rewards program	Dormant accounts	Litigations	Financial guarantee contracts	Others [1]	Total
Beginning	46	2,794	7,641	3,253	35,676	49,410
Provision (reversal)	64	4,687	8,966	6,408	325,821	345,946
Used and others	(63)	(4,121)	(8,017)	—	(8,926)	(21,127)

Ending [1]	47	3,360	8,590	9,661	352,571	374,229

[1]	Includes other provisions of ~~W~~ 17,064 million and ~~W~~ 333,290 million related to the Livelihood finance support program as of December 31, 2024 and 2023, respectively.
[2]	The other provisions related to the Hong Kong H-index ELS voluntary adjustment compensation as of December 31, 2024 are included amounting to ~~W~~ 55,182 million.

129

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

23. Net Defined Benefit Liabilities (Assets)

23.1 Defined Benefit Plan

The Bank operates defined benefit plans which have the following characteristics:

- The Bank has the obligation to pay the agreed benefits to all its current and former employees.

- The Bank assumes actuarial risk (that benefits will cost more than expected) and investment risk.

The net defined benefit liabilities (assets) recognized in the statements of financial position are calculated in accordance with an actuarial valuation method using assumptions based on market data and historical data such as discount rate, future salary increase rate, and mortality. Actuarial assumptions may differ from actual results due to changes in the market conditions, economic trends, and mortality trends.

23.2 Changes in net defined benefit liabilities (assets) for the years ended December 31, 2024 and 2023, are as follows:

	2024
(In millions of Korean won)	Present value of defined benefit obligation	Fair value of plan assets	Net defined benefit liabilities(assets)
Beginning	1,646,663	(1,874,793)	(228,130)
Current service cost	131,868	—	131,868
Interest expense (income)	65,500	(75,280)	(9,780)
Remeasurements:
Actuarial gains and losses by experience adjustments	(107)	—	(107)
Actuarial gains and losses by changes in demographic assumptions	—	—	—
Actuarial gains and losses by changes in financial assumptions	86,043	—	86,043
Return on plan assets (excluding amounts included in interest income)	—	(26,415)	(26,415)
Contributions by the Bank	—	(105,600)	(105,600)
Payments from plans (benefit payments)	(169,302)	169,302	—
Payments from the Bank	(11,607)	—	(11,607)
Transfer in	8,890	(8,557)	333
Transfer out	(4,946)	4,946	—
Effect of exchange differences	17	—	17

Ending	1,753,019	(1,916,397)	(163,378)

130

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

23.2 Changes in net defined benefit liabilities (assets) for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

	2023
(In millions of Korean won)	Present value of defined benefit obligation	Fair value of plan assets	Net defined benefit liabilities(assets)
Beginning	1,534,828	(1,842,126)	(307,298)
Current service cost	125,912	—	125,912
Interest expense (income)	75,408	(91,587)	(16,179)
Remeasurements:
Actuarial gains and losses by experience adjustments	7,371	—	7,371
Actuarial gains and losses by changes in demographic assumptions	(525)	—	(525)
Actuarial gains and losses by changes in financial assumptions	82,889	—	82,889
Return on plan assets (excluding amounts included in interest income)	—	(21,146)	(21,146)
Contributions by the Bank	—	(92,000)	(92,000)
Payments from plans (benefit payments)	(171,669)	171,669	—
Payments from the Bank	(7,612)	—	(7,612)
Transfer in	5,143	(4,506)	637
Transfer out	(5,066)	5,066	—
Effect of exchange differences	(16)	—	(16)
Others	—	(163)	(163)

Ending	1,646,663	(1,874,793)	(228,130)

23.3 Details of net defined benefit liabilities (assets) as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024	December 31, 2023
Present value of defined benefit obligation	1,753,019	1,646,663
Fair value of plan assets	(1,916,397)	(1,874,793)

Net defined benefit liabilities (assets)	(163,378)	(228,130)

23.4 Details of remeasurements of net defined benefit liabilities (asset) recognized in other comprehensive income (loss) for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024	2023
Remeasurements:
Actuarial losses arising from experience adjustments	107	(7,371)
Actuarial losses arising from changes in demographic assumptions	—	525
Actuarial losses arising from changes in financial assumptions	(86,043)	(82,889)
Return on plan assets (excluding amounts included in interest income)	26,415	21,146
Income tax effect	15,714	18,108

Remeasurements after income tax expense	(43,807)	(50,481)

131

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

23.5 Details of fair value of plan assets as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
(In millions of Korean won)	Assets quoted in an active market	Assets not quoted in an active market	Total
Time deposits	—	1,256,694	1,256,694
Others	—	659,703	659,703

	—	1,916,397	1,916,397

	December 31, 2023
(In millions of Korean won)	Assets quoted in an active market	Assets not quoted in an active market	Total
Time deposits	—	1,261,011	1,261,011
Others	—	613,782	613,782

	—	1,874,793	1,874,793

23.6 Details of significant actuarial assumptions used as of December 31, 2024 and 2023, are as follows:

	December 31, 2024	December 31, 2023
Discount rate (%)	3.60	4.20
Salary increase rate (%)	0.00~5.16	0.00~5.04
Turnover rate (%)	1.68~38.60	1.68~38.60

Mortality assumptions are based on the experience-based mortality table issued by Korea Insurance Development Institute in 2023.

23.7 Results of sensitivity analysis of significant actuarial assumptions as of December 31, 2024, are as follows:

Effect on defined benefit obligation
	Changes in assumptions	Increase in assumptions	Decrease in assumptions
Discount rate	0.5%p	A decrease of 3.28%	An increase of 3.49%
Salary increase rate	0.5%p	An increase of 3.42%	A decrease of 3.24%
Turnover rate	0.5%p	A decrease of 0.10%	An increase of 0.10%

The above sensitivity analysis is based on a change in an assumption while holding all other assumptions constant. In practice, this is unlikely to occur, and changes in some of the assumptions may be correlated. The sensitivity of the defined benefit obligation to changes in significant actuarial assumptions is calculated using the same projected unit credit method used in calculating the defined benefit obligation recognized in the statement of financial position.

132

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

23.8 Expected maturity analysis of undiscounted pension benefit payments as of December 31, 2024, are as follows:

(In millions of Korean won)	Up to 1 year	1~2 years	2~5 years	5~10 years	Over 10 years	Total
Pension benefits	171,692	217,391	672,696	1,113,354	5,737,734	7,912,867

The weighted average duration of the defined benefit obligation is 7.06 and 6.87 years as of December 31, 2024 and 2023, respectively.

23.9 Reasonable estimation of expected contribution to plan assets for the next annual reporting period after December 31, 2024, is ~~W~~ 105,600 million.

24. Other Liabilities

Details of other liabilities as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024	December 31, 2023
Other financial liabilities
Other payables	6,682,092	7,477,079
Prepaid card and debit card payables	6,896	3,367
Accrued expenses	4,574,194	4,469,628
Financial guarantee contracts liabilities	39,663	62,353
Deposits for letter of guarantees and others	500,600	523,597
Domestic exchange settlement credits	291,773	2,859,746
Foreign exchange settlement credits	268,139	215,410
Borrowings from other accounting businesses	4,404	2,793
Due to trust accounts	8,817,396	8,711,276
Liabilities incurred from agency relationships	794,661	514,642
Account for agency business	733,654	249,379
Lease liabilities	706,309	316,901
Others	39,151	84,111

	23,458,932	25,490,282

Other non-financial liabilities
Other payables	623,728	497,937
Unearned revenue	101,009	97,860
Accrued expenses	516,662	451,613
Withholding taxes	191,224	227,546
Others	44,502	44,067

	1,477,125	1,319,023

	24,936,057	26,809,305

133

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

25. Equity

25.1 Capital Stock

Details of capital stock as of December 31, 2024 and 2023, are as follows:

	Ordinary shares
(In millions of Korean won and in number of shares)	December 31, 2024	December 31, 2023
Type of share	Ordinary share	Ordinary share
Number of authorized shares	1,000,000,000	1,000,000,000
Par value per share (In Korean won)	5,000	5,000
Number of issued shares	404,379,116	404,379,116
Capital stock	2,021,896	2,021,896

25.2 Hybrid Security

Details of hybrid security classified as equity as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	Issuance date *	Maturity	Interest rate (%)	December 31, 2024	December 31, 2023
Amortized Conditional Capital Securities	July 2, 2019		4.35	—	574,523
	June 23, 2022		4.89	299,327	299,327
	February 27, 2023	Permanent	4.67	409,085	409,085
	May 29, 2024		4.22	357,200	—

				1,065,612	1,282,935

*

Notwithstanding the perpetual bond, early redemption is available by the Bank only when prior approval from the head of the Financial Supervisory Service is obtained after 5 years from the issuance date.

25.3 Capital Surplus

Details of capital surplus as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024	December 31, 2023
Paid-in capital in excess of par value	4,604,417	4,604,417
Gains on business combination	397,669	397,669
Revaluation reserve	177,229	177,229
Other capital surplus	(44,570)	40,716

	5,134,745	5,220,031

134

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

25.4 Accumulated Other Comprehensive Income

Details of accumulated other comprehensive income as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024	December 31, 2023
Remeasurements of net defined benefit liabilities	(209,412)	(165,605)
Currency translation differences	5,005	255
Gains on debt securities measured at fair value through other comprehensive income	254,375	45,261
Gains on equity securities measured at fair value through other comprehensive income	372,368	641,179
Gains on cash flow hedging instruments	22,157	21,017

	444,493	542,107

25.5 Retained Earnings

25.5.1 Details of retained earnings as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024	December 31, 2023
Legal reserves	2,050,574	2,046,228
Regulatory reserve for credit losses	2,401,691	2,785,965
Voluntary reserves	21,228,054	19,345,526
Unappropriated retained earnings	2,999,128	2,970,548

	28,679,447	27,148,267

With respect to the allocation of net profit earned in a fiscal term, the Bank must set aside in its legal reserve an amount equal to at least 10% of its profit after tax as reported in the financial statements, each time it pays dividends on its net profits earned until its legal reserve reaches the aggregate amount of its paid-in capital in accordance with Article 40 of the Banking Act. This reserve is not available for the payment of cash dividends, but may be transferred to capital stock, or used to reduce accumulated deficit. The Bank is reserving other reserves (legal reserves) in accordance with local laws and regulations of overseas branches.

135

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

25.5.2 Statement of appropriation of retained earnings (draft)

(Expected date of appropriation for 2024: March 25, 2025)

(Date of appropriation for 2023: March 21, 2024)

(In millions of Korean won)	2024	2023
Unappropriated retained earnings
Unappropriated retained earnings carried over from prior years	53	87
Interim dividend	—	—
Dividends on hybrid securities	(70,409)	(57,179)
Reclassification from AOCI to retained earnings due to sale of equity securities measured at fair value through other comprehensive income	(4,112)	26,483
Profit for the year	3,073,596	3,001,157

	2,999,128	2,970,548

Transfer from voluntary reserves and others
Revaluation gains on property and equipment	780	2,173
Regulatory reserve for credit losses	28,436	384,274

	29,216	386,447

Appropriation of retained earnings
Voluntary reserves	1,398,700	1,884,700
Regulatory reserve for credit losses	—	—
Cash dividends:	1,625,604	1,467,896
(Dividends (rate) per share: ~~W~~ 4,020 (80.40%) in 2024) (Dividends (rate) per share: ~~W~~ 3,330 (72.60%) in 2023)	1,625,604	1,467,896
Other reserves	4,038	4,346

	3,028,342	3,356,942

Unappropriated retained earnings to be carried forward	2	53

25.5.3 Regulatory reserve for credit losses

Measurement and disclosure of regulatory reserve for credit losses are required in accordance with Articles 29.1 through 29.2 of Regulations on Supervision of Banking Business.

25.5.3.1 Details of regulatory reserve for credit losses as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024	December 31, 2023
Amount before appropriation	2,401,691	2,785,965
Amount estimated to be appropriated	(28,436)	(384,274)

	2,373,255	2,401,691

136

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

25.5.3.2 Regulatory reserve for credit losses estimated to be appropriated (reversed) and adjusted profit after provision (reversal) of regulatory reserve for credit losses for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024	2023
Regulatory reserve for credit losses estimated to be appropriated (reversed)	(28,436)	(384,274)
Adjusted profit after provision (reversal) of regulatory reserve for credit losses *	3,102,032	3,385,431

*

Adjusted profit after provision (reversal) of regulatory reserve for credit losses is not based on Korean IFRS. It is calculated by reflecting provision (reversal) of regulatory reserve for credit losses before tax to the net profit.

26. Net Interest Income

Details of interest income, interest expense, and net interest income for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024	2023
Interest income
Securities measured at fair value through profit or loss	284,023	305,348
Loans measured at fair value through profit or loss	32,315	27,779
Securities measured at fair value through other comprehensive income	1,441,446	1,096,816
Loans measured at fair value through other comprehensive income	19,101	16,641
Due from financial institutions measured at amortized cost	218,562	163,335
Securities measured at amortized cost	1,156,727	1,055,570
Loans measured at amortized cost	17,946,899	17,751,196
Others	547,910	458,008

	21,646,983	20,874,693

Interest expense
Deposits	9,353,613	9,016,298
Borrowings	1,104,200	1,160,917
Debentures	1,191,570	1,035,946
Others	407,840	353,227

	12,057,223	11,566,388

Net interest income	9,589,760	9,308,305

Interest income recognized on impaired loans is ~~W~~ 36,542 million and ~~W~~ 24,119 million for the years ended December 31, 2024 and 2023, respectively.

137

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

27. Net Fee and Commission Income

Details of fee and commission income, fee and commission expense, and net fee and commission income for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024	2023
Fee and commission income
Banking activity fees	197,544	191,311
Lending activity fees	80,690	76,061
Credit card related fees	197	346
Debit card related fees	775	737
Agent activity fees	299,707	290,590
Trust and other fiduciary fees	187,498	251,133
Acceptances and guarantees fees	91,027	74,411
Foreign currency related fees	139,192	157,253
Securities agency fees	101,010	95,164
Other business account commission on consignment	34,453	33,873
Others	390,583	419,475

	1,522,676	1,590,354

Fee and commission expense
Trading activity related fees *	16,709	17,138
Lending activity fees	43,446	40,263
Credit card related fees	43,227	40,293
Outsourcing related fees	93,413	97,662
Foreign currency related fees	29,182	23,474
Management fees of written-off loans	11,888	12,345
Contributions to external institutions	29,479	30,467
Others	135,852	147,314

	403,196	408,956

Net fee and commission income	1,119,480	1,181,398

*	Fees from financial instruments at fair value through profit or loss

138

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

28. Net Gains or Losses on Financial Instruments at Fair Value through Profit or Loss

Net gains or losses on financial instruments at fair value through profit or loss include dividend income, gains or losses arising from changes in fair value, and gains or losses arising from sales and redemptions.

Details of net gains or losses on financial instruments at fair value through profit or loss for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024	2023
Gains on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities	995,667	1,008,805
Equity securities	36,103	20,718

	1,031,770	1,029,523

Derivatives held for trading:
Interest rate	3,915,964	5,264,886
Currency	17,178,768	8,814,584
Stock or stock index	5,611	4,730
Credit	208	8,604
Others	479	946

	21,101,030	14,093,750

Financial liabilities at fair value through profit or loss	185	661
Other financial instruments	523	502

	22,133,508	15,124,436

Losses on financial instruments at fair value through profit or loss
Financial assets at fair value through profit or loss:
Debt securities	196,688	188,334
Equity securities	653	2,744

	197,341	191,078

Derivatives held for trading:
Interest rate	3,957,344	5,538,550
Currency	17,169,578	8,655,889
Stock or stock index	77,923	69,056
Credit	1,757	9,282
Others	218	867

	21,206,820	14,273,644

Financial liabilities at fair value through profit or loss	511	1,831
Other financial instruments	693	387

	21,405,365	14,466,940

Net gains on financial instruments at fair value through profit or loss	728,143	657,496

139

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

29. Net Other Operating Income and Expenses

Details of other operating income and expenses for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024	2023
Other operating income
Gains on financial assets at fair value through other comprehensive income:
Gains on redemption of securities measured at fair value through other comprehensive income	9,738	7,326
Gains on disposal of securities measured at fair value through other comprehensive income	78,103	16,096
Gains on financial assets at amortized cost:
Gains on sale of loans measured at amortized cost	54,362	36,708
Gains on foreign exchange transactions	3,815,798	4,657,872
Dividend income	6,440	4,361
Others	299,328	394,767

	4,263,769	5,117,130

Other operating expenses
Losses on financial assets at fair value through other comprehensive income:
Losses on redemption of securities measured at fair value through other comprehensive income	63	8
Losses on disposal of securities measured at fair value through other comprehensive income	34,824	100,108
Losses on financial assets at amortized cost:
Losses on sale of loans measured at amortized cost	61,144	30,512
Losses on foreign exchange transactions	4,159,633	4,529,602
Deposit insurance fee	560,950	529,749
Credit guarantee fund fee	362,233	327,757
Others	613,520	998,932

	5,792,367	6,516,668

Net other operating expenses	(1,528,598)	(1,399,538)

140

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

30. General and Administrative Expenses

30.1 Details of general and administrative expenses for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024	2023
Expenses related to employee
Employee benefits - salaries	1,566,049	1,510,284
Employee benefits - welfare	620,670	645,469
Post-employment benefits - defined benefit plans	122,088	109,733
Post-employment benefits - defined contribution plans	16,232	15,886
Termination benefits	249,345	250,215
Share-based payments	52,198	24,330

	2,626,582	2,555,917

Depreciation and amortization	551,810	531,923

Other general and administrative expenses
Rental expense	61,497	58,096
Tax and dues	195,626	188,205
Communication	34,167	33,536
Electricity and utilities	30,268	29,516
Publication	4,445	4,929
Repairs and maintenance	10,680	11,329
Vehicle	4,629	5,246
Travel	6,489	8,080
Training	17,992	20,390
Service fees	137,422	139,862
Supplies	13,914	14,960
Electronic data processing expenses	235,046	242,667
Others	307,263	311,192

	1,059,438	1,068,008

	4,237,830	4,155,848

30.2 Share-based Payments

30.2.1 Stock grants

The Bank changed the scheme of share-based payments awarded to executives and employees from stock options to stock grants in November 2007. The stock grants award program is an incentive plan that sets, on grant date, the maximum number of shares that can be awarded. Actual shares to be granted is determined in accordance with achievement of pre-set performance targets over the vesting period.

141

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

30.2.1.1 Details of stock grants linked to long-term performance as of December 31, 2024, are as follows:

(In number of shares)
Stock grants	Grant date	Number of granted shares [1]	Vesting conditions [2]
Series 85	Jan. 1, 2022	6,740	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 86	Feb. 1, 2022	1,525	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 90	Jul. 18, 2022	3,716	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 91	Aug. 24, 2022	7,277	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 92	Jan. 1, 2023	160,673	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 94	Apr. 1, 2023	5,849	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 96	Jan. 1, 2024	291,303	Services fulfillment, TSR 100% Services fulfillment, TSR 30%, and EPS & Asset Quality 70%
Series 97	Feb. 1, 2024	2,045	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 98	Apr. 22, 2024	2,959	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 99	Jul. 05, 2024	4,926	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 100	Jul. 18, 2024	549	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Series 101	Aug. 24, 2024	4,453	Services fulfillment, TSR 0~30%, and Company and work performance 70~100%
Deferred grant in 2021	—	52,347	Satisfied
Deferred grant in 2022	—	58,485	Satisfied
Deferred grant in 2023	—	137,828	Satisfied
Deferred grant in 2024	—	6,993	Satisfied

		747,668

[1]

Granted shares represent the total number of shares initially granted to executives and employees who have residual shares as of December 31, 2024 (Deferred grants are residual shares vested as of December 31, 2024).

[2]

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

142

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

30.2.1.2 Details of stock grants linked to short-term performance as of December 31, 2024, are as follows:

(In number of shares)
Stock grants *	Grant date	Estimated number of vested shares	Vesting conditions
Stock granted in 2016	Jan. 1, 2016	706	Satisfied
Stock granted in 2020	Jan. 1, 2020	—	Satisfied
Stock granted in 2021	Jan. 1, 2021	42,816	Satisfied
Stock granted in 2022	Jan. 1, 2022	107,840	Satisfied
Stock granted in 2023	Jan. 1, 2023	178,808	Satisfied
Stock granted in 2024	Jan. 1, 2024	86,113	Proportional to the service period

*

Executives and employees were given the right of choice about the timing of the deferred payment (after the date of retirement), payment ratio, and payment period. Accordingly, a certain percentage of the granted shares is deferred for up to five years after the date of retirement after the deferred grant has been confirmed.

30.2.1.3 Stock grants are measured at fair value using the MonteCarlo simulation model and assumptions used in measuring the fair value as of December 31, 2024, are as follows:

(In Korean won)	Expected exercise period(years)	Risk-free rate (%)	Fair value (market performance condition)	Fair value (non- market performance condition)
Series 85	0.00~2.00	2.69	65,860~79,468	72,231~87,156
Series 86	0.00~3.00	2.69	63,498~76,618	72,231~87,156
Series 90	0.00~3.00	2.69	72,231~87,156	72,231~87,156
Series 91	0.00~3.00	2.69	72,231~87,156	72,231~87,156
Series 92	0.00~3.00	2.69	72,231~87,156	72,231~87,156
Series 94	0.00~4.00	2.69	72,231~87,156	72,231~87,156
Series 96	0.00~4.00	2.69	68,992~87,156	68,992~87,156
Series 97	0.00~5.00	2.69	65,949~75,790	65,949~75,790
Series 98	0.00~5.00	2.69	65,949~75,790	65,949~75,790
Series 99	0.00~5.00	2.69	65,949~75,790	65,949~75,790
Series 100	0.00~5.00	2.69	72,231~87,156	72,231~87,156
Series 101	0.00~5.00	2.69	65,949~75,790	65,949~75,790
Grant deferred in 2021	0.00~1.00	2.69	—	0~87,156
Grant deferred in 2022	0.00~2.00	2.69	—	75,790~87,156
Grant deferred in 2023	0.00~3.00	2.69	—	68,298~87,156
Grant deferred in 2024	0.00~2.21	2.69	—	70,431~87,156
Stock granted in 2015	—	2.69	—	—
Stock granted in 2016	—	2.69	—	87,156
Stock granted in 2017	—	2.69	—	—
Stock granted in 2018	—	2.69	—	—
Stock granted in 2019	—	2.69	—	—
Stock granted in 2020	—	2.69	—
Stock granted in 2021	—	2.69	—	87,156
Stock granted in 2022	0.00~3.00	2.69	—	72,231~87,156
Stock granted in 2023	0.00~2.00	2.69	—	75,790~87,156
Stock granted in 2024	0.20~4.00	2.69	—	68,992~82,229

The Bank uses the volatility of the stock price over the previous year as the expected volatility, and uses the arithmetic mean of the price-dividend ratio of one year before, two years before, and three years before the base year as the dividend yield and uses one-year risk-free rate of Korea Treasury Bond in order to measure the fair value.

143

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

30.2.1.4 The accrued expenses for share-based payments related to stock grants are ~~W~~ 84,817 million and ~~W~~ 53,774 million as of December 31, 2024 and 2023, respectively, and the compensation costs amounting to ~~W~~ 52,198 million and ~~W~~ 24,330 million were recognized for the years ended December 31, 2024 and 2023, respectively.

30.2.2 Mileage stock

30.2.2.1 Details of mileage stock as of December 31, 2024, are as follows:

(In number of shares)
Grant date	Number of granted shares [1]	Expected exercise period (years) [2]	Remaining shares
Stock granted in 2020
Jan. 18, 2020	28,645	0.00~0.04	10,037
May. 12, 2020	46	0.00~0.36	25
Jun. 30, 2020	206	0.00~0.49	118
Aug. 26, 2020	40	0.00~0.65	16
Oct. 29, 2020	160	0.00~0.82	80
Nov. 06, 2020	45	0.00~0.85	35
Nov. 30, 2020	35	0.00~0.91	26
Dec. 2, 2020	57	0.00~0.92	22
Dec. 4, 2020	154	0.00~0.92	21
Dec. 30, 2020	88	0.00~0.99	25
Stock granted in 2021
Jan. 15, 2021	28,156	0.00~1.04	10,375
Apr. 05, 2021	89	0.00~1.26	53
Jul. 1, 2021	54	0.00~1.50	18
Jul. 2, 2021	11	0.00~1.50	11
Jul. 27, 2021	70	0.00~1.57	32
Nov. 1, 2021	71	0.00~1.83	53
Nov. 16, 2021	53	0.00~1.87	13
Dec. 3, 2021	91	0.00~1.92	39
Dec. 6, 2021	87	0.00~1.93	26
Dec. 30, 2021	76	0.00~1.99	38
Stock granted in 2022
Jan. 14, 2022	20,909	0.00~2.04	10,827
Apr. 04, 2022	65	0.00~2.25	33
Apr. 19, 2022	33	0.00~2.30	20
Aug. 3, 2022	62	0.00~2.59	6
Aug. 9, 2022	80	0.00~2.60	21
Oct. 19, 2022	55	0.00~2.80	5
Nov. 1, 2022	177	0.00~2.83	90
Dec. 1, 2022	49	0.00~2.92	48
Dec. 6, 2022	88	0.00~2.93	10
Dec. 12, 2022	114	0.00~2.95	48
Dec. 15, 2022	42	0.00~2.95	28
Dec. 30, 2022	114	0.00~2.99	63

144

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

30.2.2.1 Details of mileage stock as of December 31, 2024, are as follows: (cont’d)

(In number of shares)
Grant date	Number of granted shares [1]	Expected exercise period (years) [2]	Remaining shares
Stock granted in 2023
Jan. 9, 2023	23,071	0.00~3.02	9,867
Jan. 14, 2023	742	0.00~3.04	377
Mar. 07, 2023	58	0.00~3.18	29
Mar. 27, 2023	58	0.00~3.23	54
Mar. 31, 2023	97	0.00~3.24	38
May. 4, 2023	105	0.00~3.34	56
Jul. 3, 2023	63	0.00~3.50	21
Jul. 26, 2023	38	0.00~3.56	31
Jul. 31, 2023	220	0.00~3.58	126
Oct. 20, 2023	80	0.00~3.80	59
Nov. 1, 2023	78	0.00~3.83	58
Dec. 1, 2023	49	0.00~3.92	36
Dec. 13, 2023	115	0.00~3.95	115
Dec. 14, 2023	57	0.00~3.95	57
Dec. 27, 2023	19	0.00~3.99	19
Dec. 28, 2023	162	0.00~3.99	162
Dec. 29, 2023	95	0.00~3.99	95
Stock granted in 2023
Jan. 13, 2024	17,523	0.00~4.03	16,849
Jan. 31, 2024	297	0.00~4.08	297
Apr. 1, 2024	89	0.00~4.25	87
Jul. 1, 2024	38	0.00~4.50	38
Aug. 1, 2024	141	0.00~4.58	141
Sep. 2, 2024	14	0.00~4.67	14
Nov. 1, 2024	55	0.00~4.84	55
Dec. 4, 2024	26	0.00~4.93	26
Dec. 19, 2024	88	0.00~4.97	88
Dec. 30, 2024	73	0.00~5.00	73

	123,473		61,130

[1]

Mileage stock is exercisable for four years after one year from the grant date at the closing price of the end of the previous month. However, mileage stock can be exercised at the closing price of the end of the previous month on the date of occurrence of retirement or transfer despite a one-year grace period.

[2]	Assessed based on the stock price as of December 31, 2024. These shares are vested immediately at grant date.

30.2.2.2 The accrued expenses for share-based payments related to mileage stock are ~~W~~ 5,067 million and ~~W~~ 3,910 million as of December 31, 2024 and 2023, respectively. The compensation costs amounting to ~~W~~ 3,183 million and ~~W~~ 1,645 million were recognized as expenses for the years ended December 31, 2024 and 2023, respectively.

145

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

31. Net Other Non-Operating Income and Expenses

Details of other non-operating income and expenses for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024	2023
Other non-operating income
Gains on disposal of property and equipment and assets held for sale	2,082	6,794
Rental income	33,567	28,900
Dividend income from subsidiaries and associates	9,363	9,467
Others	25,352	22,491

	70,364	67,652

Other non-operating expenses
Losses on disposal of property and equipment and assets held for sale	3,994	601
Donation	117,515	90,800
Restoration costs	2,372	2,706
Others	1,051,349	353,622

	1,175,230	447,729

Net other non-operating expenses	(1,104,866)	(380,077)

146

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

32. Income Tax Expense

32.1 Details of income tax expense for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024	2023
Income tax payable
Current income tax expense	930,876	1,059,797
Adjustments of income tax of prior years recognized in current tax	(33,121)	(52,986)

	897,755	1,006,811

Changes in deferred income tax assets and liabilities	144,675	304,975
Income tax expense of overseas branches	56,363	54,735
Income tax recognized directly in equity:
Net gains or losses on debt instruments at fair value through other comprehensive income	(75,008)	(250,534)
Remeasurements of net defined benefit liabilities	15,713	18,107
Net gains or losses on equity instruments at fair value through other comprehensive income	96,421	1,314
Gains or losses on cash flow hedging instruments	(409)	4,691

	36,717	(226,422)

Reclassification from AOCI to retained earnings due to sale of equity securities measured at fair value through other comprehensive income	1,475	(9,500)
Consolidated tax return effect	(61,573)	(83,347)

Income tax expense	1,075,412	1,047,252

32.2 Analysis of the relationship between net profit before income tax expense and income tax expense for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024	2023
Profit before income tax expense	4,149,007	4,048,409
Income tax at the applicable tax rate *	1,084,976	1,058,418
Non-taxable income	(19,518)	(17,261)
Non-deductible expenses	11,981	10,484
Tax credit and tax exemption	—	—
Temporary difference for which no deferred tax is recognized	64,654	70,430
Income tax refund for tax of prior years	(75,807)	(48,825)
Income tax expense of overseas branches	56,363	54,735
Effect of tax rate change	—	(379)
Consolidated tax return effect	(61,573)	(83,347)
Others	14,336	2,997

Income tax expense	1,075,412	1,047,252

Income tax expense/Profit before income tax (%)	25.92	25.87

*

Applicable income tax rate for ~~W~~ 200 million and below is 9.9%, for over ~~W~~ 200 million to ~~W~~ 20 billion is 20.9%, for over ~~W~~ 20 billion to ~~W~~ 300 billion is 23.1% and for over ~~W~~ 300 billion is 26.4% for the year ended December 31, 2024.

147

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

32.3 The company is required to pay an additional tax amount on the difference between the GloBE effective tax rate of each subsidiary’s jurisdiction and the minimum tax rate of 15%, in accordance with the Pillar 2 legislation. The parent company’s financial statements recognize the related effect of the difference in the minimum tax rate of 15% arising from the Bank’s Singapore branch, and the Bank expects to pay the additional tax.

32.4 Details of current tax liabilities (income tax payables) and current tax assets (income tax refund receivables) before offsetting as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024	December 31, 2023
Tax payables after offsetting [1,2]	414,631	310,958
Adjustment on consolidated tax payable and others [3]	(61,573)	(83,347)
Consolidated tax return accounts payables [4]	(343,221)	(217,253)

Current tax payable	9,837	10,358

[1]

Current tax assets of ~~W~~ 288,692 million and ~~W~~ 218,001 million due to uncertain tax position and current tax assets of ~~W~~ 27,484 million and ~~W~~ 7,021 million for overseas branches were excluded, which do not qualify for offsetting as of December 31, 2024 and 2023, respectively.

[2]

Includes income tax payable of ~~W~~ 9,837 million and ~~W~~ 10,358 million under current tax liabilities, which are not to be offset against any income tax refund receivables, such as those of overseas branches as of December 31, 2024 and 2023, respectively.

[3]	Tax expense reduced due to the adoption of consolidated tax return was recognized as tax benefit.
[4]	The amount of income tax payable is reclassified as accounts payable, not to the tax authority, but to KB Financial Group Inc. due to the adoption of consolidated tax return.

33. Dividends

The annual dividends to the shareholder of the Bank for the year ended December 31, 2024, amounting to ~~W~~ 1,625,604 million (~~W~~ 4,020 per share) is to be proposed at the general shareholder’s meeting scheduled for March 25, 2025. The Bank’s financial statements as of and for the year ended December 31, 2024, do not reflect this dividend payable.

148

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

34. Accumulated Other Comprehensive Income (Loss)

Changes in accumulated other comprehensive income (loss) for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024
	Beginning	Changes (excluding reclassification)	Reclassification to profit or loss	Tax effect	Transfer to retained earnings	Ending
Remeasurements of net defined benefit liabilities	(165,605)	(59,520)	—	15,713	—	(209,412)
Currency translation differences	255	4,750	—	—	—	5,005
Gains (losses) on debt securities measured at fair value through other comprehensive income	45,261	277,131	6,991	(75,008)	—	254,375
Gains (losses) on equity securities measured at fair value through other comprehensive income	641,179	(370,818)	—	96,421	5,586	372,368
Gains (losses) on cash flow hedging instruments	21,017	3,644	(2,095)	(409)	—	22,157

	542,107	(144,813)	4,896	36,717	5,586	444,493

(In millions of Korean won)	2023
	Beginning	Changes (excluding reclassification)	Reclassification to profit or loss	Tax effect	Transfer to retained earnings	Ending
Remeasurements of net defined benefit liabilities	(115,124)	(68,589)	—	18,108	—	(165,605)
Currency translation differences	3,132	(2,877)	—	—	—	255
Gains (losses) on debt securities measured at fair value through other comprehensive income	(649,850)	718,762	226,883	(250,534)	—	45,261
Gains (losses) on equity securities measured at fair value through other comprehensive income	641,536	34,310	—	1,314	(35,981)	641,179
Gains (losses) on cash flow hedging instruments	33,921	(12,395)	(5,200)	4,691	—	21,017

	(86,385)	669,211	221,683	(226,421)	(35,981)	542,107

149

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

35. Trust Accounts

35.1 Financial information of the trust accounts the Bank manages, as of and for the years ended December 31, 2024 and 2023, are as follows:

	Total assets		Operating revenues
(In millions of Korean won)	December 31, 2024	December 31, 2023	2024	2023
Consolidated	3,934,458	4,130,129	162,070	192,689
Unconsolidated (non-guaranteed)	96,358,706	98,607,952	5,314,933	3,825,217

	100,293,164	102,738,081	5,477,003	4,017,906

*

Financial information of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard No.5004, Trust Accounts, and enforcement regulations of the Financial Investment Services under the Financial Investment Services and Capital Markets Act.

35.2 Significant receivables and payables related to the Bank’s trust accounts as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)		December 31, 2024
Trust Segment	Receivables
	Accrued trust fees	68,249
	Other accrued income	32,799

		101,048

	Payables
	Due to trust accounts	5,540,384
	Accrued interest on due to trust accounts	9,015
	Unearned fees on Trust Accounts	321
	Deposits	846,110
	Accrued interest on deposits	11,243

		6,407,073

Custody Segment	Receivables
	Accrued trust fees	9,616
	Payables
	Due to trust accounts	3,277,012
	Accrued interest on due to trust accounts	6,957

		3,283,969

150

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

35.2 Significant receivables and payables related to the Bank’s trust accounts as of December 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2023
Trust Segment	Receivables
	Accrued trust fees	73,353
	Other accrued income	32,328

		105,681

	Payables
	Due to trust accounts	5,011,320
	Accrued interest on due to trust accounts	12,881
	Unearned fees on Trust Accounts	323
	Deposits	889,966
	Accrued interest on deposits	11,522

		5,926,012

Custody Segment	Receivables
	Accrued trust fees	9,460
	Payables
	Due to trust accounts	3,699,956
	Accrued interest on due to trust accounts	9,144

		3,709,100

35.3 Significant revenues and expenses related to the Bank’s trust accounts for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)		2024	2023
Trust Segment	Revenues
	Fees and commissions from trust accounts	146,500	211,466
	Management fees and commissions from retirement pension	37,175	35,833
	Commissions from early termination in trust accounts	13	18

		183,688	247,317

	Expenses
	Interest expenses on due to trust accounts	180,849	105,152
	Interest expenses on deposits	51,147	62,917

		231,996	168,069

Custody Segment	Revenues
	Fees and commissions from trust accounts	40,998	39,667
	Expenses
	Interest expenses on due to trust accounts	103,238	124,096

151

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

35.4 Details of carrying amounts of the trust accounts for which the Bank guarantees payment of principal or payment of principal and fixed rate of return as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)		December 31, 2024	December 31, 2023
Trust accounts guaranteeing repayment of principal	Old age pension	1,200	1,187
	Personal pension	1,660,247	1,742,247
	Pension	2,151,564	2,256,607
	Retirement	8,118	8,019
	New personal pension	82,243	83,801
	New old age pension	2,677	2,774
	Retail	9,950	10,201
	Corporate	1,358	1,321
	Installment	12,412	13,044

		3,929,769	4,119,201

Trust accounts guaranteeing repayment of principal and fixed rate of return	Development money	4,610	10,850
	Unspecified monetary	79	78

		4,689	10,928

		3,934,458	4,130,129

*

Financial information of the trust accounts has been prepared in accordance with the Statement of Korea Accounting Standard 5004, Trust Accounts, and enforcement regulations of the Financial Investment Services under the Financial Investment Services and Capital Markets Act.

There is no amount the Bank has to pay in relation to the management results of the trust accounts in accordance with the guarantees of payment of principal or payment of principal and fixed rate of return as of December 31, 2024 and 2023.

152

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

36. Statements of Cash Flows

36.1 Details of cash and cash equivalents as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024	December 31, 2023
Cash	1,769,414	1,940,111
Checks issued by other banks	124,366	142,437
Due from Bank of Korea	13,629,381	14,628,378
Due from other financial institutions	5,322,883	4,937,364

	20,846,044	21,648,290

Deduction:
Restricted due from financial institutions *	(970,593)	(285,176)
Due from financial institutions with original maturities over three months	(74,761)	(695)

	(1,045,354)	(285,871)

	19,800,690	21,362,419

*	Items that meet the definition of cash are excluded in accordance with Korean IFRS No.1007 Statement of Cash Flows.

Items that meet the definition of cash in restricted due from financial institutions as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)		Financial institutions	December 31, 2024	December 31, 2023
Due from financial institutions in Korean won	Due from Bank of Korea	Bank of Korea	11,635,481	13,731,708
Due from financial institutions in foreign currencies	Due from banks in foreign currencies	Bank of Korea	1,993,900	896,670
		Monetary Authority of Singapore and others	7,619	13,373

			13,637,000	14,641,751

36.2 Significant non-cash transactions for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024	2023
Write-offs of loans	620,441	442,241
Changes in accumulated other comprehensive income from valuation of debt securities measured at fair value through other comprehensive income	209,114	695,111
Changes in accumulated other comprehensive income from valuation of equity securities measured at fair value through other comprehensive income	(268,811)	(357)

153

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

36.3 Cash inflows and outflows from income tax, interest, and dividends for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	Activities	2024	2023
Income tax paid	Operating	750,149	1,548,301
Interest received	Operating	21,830,870	20,647,632
Interest paid	Operating	11,851,880	10,030,859
Dividends received	Operating	262,852	179,964
Dividends paid	Financing	1,467,896	1,346,582
Interest (dividends) paid on hybrid securities	Financing	70,409	57,179

36.4 Changes in liabilities arising from financing activities for the years ended December 31, 2024 and 2023, are as follows:

	2024
(In millions of Korean won)	Derivatives held for hedging *	Borrowings	Debentures	Due to trust accounts	Lease liabilities	Deposits for letter of guarantees	Total
Beginning	3,663	33,023,146	30,058,233	8,711,276	316,901	523,597	72,636,816
Cash flow	(16,790)	(5,311,971)	2,061,928	106,120	(202,247)	(24,241)	(3,387,201)
New lease and termination	—	—	—	—	557,504	—	557,504
Exchange differences	—	1,059,360	1,207,179	—	—	—	2,266,539
Changes in fair values	(5,024)	—	36,950	—	—	—	31,926
Other changes from non-cash transactions	(11,777)	1,904,176	35,998	—	34,151	1,244	1,963,792

Ending	(29,928)	30,674,711	33,400,288	8,817,396	706,309	500,600	74,069,376

	2023
(In millions of Korean won)	Derivatives held for hedging *	Borrowings	Debentures	Due to trust accounts	Lease liabilities	Deposits for letter of guarantees	Total
Beginning	7,720	43,664,670	27,999,416	6,327,070	328,707	1,099,789	79,427,372
Cash flow	32,370	(10,950,884)	1,649,455	2,384,206	(117,219)	(576,198)	(7,578,270)
New lease and termination	—	—	—	—	95,081	—	95,081
Exchange differences	—	183,269	258,930	—	—	—	442,199
Changes in fair values	(14,648)	—	136,120	—	—	—	121,472
Other changes from non-cash transactions	(21,779)	126,091	14,312	—	10,332	6	128,962

Ending	3,663	33,023,146	30,058,233	8,711,276	316,901	523,597	72,636,816

*	Derivatives held for hedging purposes are the net amount after offsetting liabilities and assets.

154

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

37. Contingent Liabilities and Commitments

37.1 Details of acceptances and guarantees as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024	December 31, 2023
Confirmed acceptances and guarantees
Confirmed acceptances and guarantees in Korean won:
Acceptances and guarantees for KB purchasing loan	152,129	148,786
Refund guarantees	160	—
Others	900,077	945,026

	1,052,366	1,093,812

Confirmed acceptances and guarantees in foreign currencies:
Acceptances of letter of credit	331,423	277,370
Letter of guarantees	45,274	47,665
Bid bond	12,782	12,549
Performance bond	1,927,572	1,111,589
Refund guarantees	4,644,429	3,561,227
Others	5,746,352	3,698,292

	12,707,832	8,708,692

Financial guarantee contracts:
Acceptances and guarantees for mortgage	20,790	94,027
Overseas debt guarantees	851,923	686,848
International financing guarantees in foreign currencies	842,838	616,554

	1,715,551	1,397,429

	15,475,749	11,199,933

Unconfirmed acceptances and guarantees
Guarantees of letter of credit	2,250,105	2,778,109
Refund guarantees	1,373,649	1,301,377

	3,623,754	4,079,486

	19,099,503	15,279,419

155

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

37.2 Credit qualities of acceptances and guarantees as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
	12-month expected credit losses	Lifetime expected credit losses		Total
(In millions of Korean won)		Not-impaired	Impaired
Confirmed acceptances and guarantees *
Grade 1	12,545,291	—	—	12,545,291
Grade 2	2,811,917	23,840	—	2,835,757
Grade 3	49,707	16,147	—	65,854
Grade 4	8,291	2,975	457	11,723
Grade 5	—	230	16,894	17,124

	15,415,206	43,192	17,351	15,475,749

Unconfirmed acceptances and guarantees *
Grade 1	2,271,879	2,441	—	2,274,320
Grade 2	1,298,724	15,349	—	1,314,073
Grade 3	13,982	14,781	—	28,763
Grade 4	1,171	2,652	21	3,844
Grade 5	—	175	2,579	2,754

	3,585,756	35,398	2,600	3,623,754

	19,000,962	78,590	19,951	19,099,503

	December 31, 2023
	12-month expected credit losses	Lifetime expected credit losses		Total
(In millions of Korean won)		Not-impaired	Impaired
Confirmed acceptances and guarantees *
Grade 1	8,752,579	170,322	—	8,922,901
Grade 2	1,862,490	22,065	—	1,884,555
Grade 3	17,020	7,368	—	24,388
Grade 4	67,729	294,635	457	362,821
Grade 5	—	1,182	4,086	5,268

	10,699,818	495,572	4,543	11,199,933

Unconfirmed acceptances and guarantees *
Grade 1	3,071,076	—	—	3,071,076
Grade 2	727,512	19,210	—	746,722
Grade 3	8,600	10,692	—	19,292
Grade 4	1,828	237,200	—	239,028
Grade 5	—	—	3,368	3,368

	3,809,016	267,102	3,368	4,079,486

	14,508,834	762,674	7,911	15,279,419

*	Applied same criteria as the credit qualities classification of loans.

156

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

37.3 Classifications of acceptances and guarantees by counterparty as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
(In millions of Korean won)	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Large companies	14,264,221	2,963,939	17,228,160	90.21
Small and medium-sized companies	1,136,168	413,530	1,549,698	8.11
Public sector and others	75,360	246,285	321,645	1.68

	15,475,749	3,623,754	19,099,503	100.00

	December 31, 2023
(In millions of Korean won)	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Large companies	10,189,332	3,390,315	13,579,647	88.88
Small and medium-sized companies	923,806	454,574	1,378,380	9.02
Public sector and others	86,795	234,597	321,392	2.10

	11,199,933	4,079,486	15,279,419	100.00

37.4 Classifications of acceptances and guarantees by industry as of December 31, 2024 and 2023, are as follows:

	December 31, 2024
(In millions of Korean won)	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Financial institutions	3,430,124	1,244	3,431,368	17.97
Manufacturing	8,085,768	2,699,855	10,785,623	56.47
Service	926,283	48,709	974,992	5.10
Wholesale and retail	2,334,890	594,407	2,929,297	15.34
Construction	313,355	73,389	386,744	2.02
Public sector	24,929	101,456	126,385	0.66
Others	360,400	104,694	465,094	2.44

	15,475,749	3,623,754	19,099,503	100.00

	December 31, 2023
(In millions of Korean won)	Confirmed guarantees	Unconfirmed guarantees	Total	Proportion (%)
Financial institutions	1,906,077	591	1,906,668	12.48
Manufacturing	5,410,024	3,109,101	8,519,125	55.76
Service	791,288	102,028	893,316	5.85
Wholesale and retail	2,271,417	614,053	2,885,470	18.88
Construction	348,777	116,950	465,727	3.05
Public sector	31,732	62,440	94,172	0.62
Others	440,618	74,323	514,941	3.36

	11,199,933	4,079,486	15,279,419	100.00

157

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

37.5 Details of commitments as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024	December 31, 2023
Commitments
Corporate loan commitments	56,682,423	54,629,479
Retail loan commitments	58,832,301	55,874,987
Other commitments in Korean won	1,700,000	1,700,000
Purchase of other securities	5,331,933	5,071,852

	122,546,657	117,276,318

Financial guarantee contracts
Credit line	3,790,836	5,145,972
Purchase of securities	1,304,200	2,203,136

	5,095,036	7,349,108

	127,641,693	124,625,426

158

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

37.6 Other Matters (including litigation)

37.6.1 The Bank has 39 pending lawsuits as a plaintiff (excluding simple lawsuits related to the collection or management of loans), with aggregate claims amount of ~~W~~ 1,121,437 million, and has 142 pending lawsuits as a defendant (excluding simple lawsuits related to the collection or management of loans), with aggregate claims amount of ~~W~~ 849,124 million. Details of pending lawsuits in which the Bank is a defendant as of December 31, 2024, are as follows:

(In number of cases, in millions of Korean won)

Lawsuits	No. of cases	Amount	Description of the lawsuits	Status of the lawsuits
Request for return of redemption amount	1	61,755

The Bank invested the assets entrusted by OO Asset Management and OO Investment Trust Management in the Fairfield Sentry Limited (the Fairfield Sentry Limited reinvested the assets in Bernard L. Madoff Investment Securities LLC managed by Bernard Madoff) and subsequently redeemed them and returned the proceeds to the beneficiaries. Following the occurrence of Ponzi scheme-related losses, Bernard L. Madoff Investment Securities LLC is undergoing a liquidation process.

The bankruptcy trustee of Bernard L. Madoff Investment Securities LLC filed a lawsuit against the Bank, seeking the return of the redemption proceeds received by the Bank through Fairfield Sentry Limited.

Application for dismissal by the defendant has been denied, and further proceedings are scheduled. [Related litigation is in progress at the New York Southern District Federal Bankruptcy Court (10-3777) at the written complaint review stage]

The financial impact on the bank is not significant due to the possibility of winning the case.

Expropriation of long-term leasehold rights	1	367,500

The Bank invested assets entrusted by OO Asset Management Co., Ltd. in loans that are directly or indirectly collateralized by the building and land leasehold rights (hereinafter referred to as “the real estate in this case”) of Union Station in Washington, D.C., United States.

The plaintiff, the operator of the railway facility, filed this lawsuit against the Bank and other stakeholders of the real estate in this case to expropriate the real estate and determine the amount of compensation.

The plaintiff’s emergency motion for transfer of possession was granted, and the real estate in this case has been delivered to the plaintiff. The main proceedings are currently in progress.

This lawsuit is related to the fund entrusted by the bank, and the financial impact on the bank’s own property is not significant.

Return of unjust enrichment	1	160,589

MTS Bank, which was transacting through correspondent accounts with the Bank, was listed on the OFAC (Office of Foreign Assets Control of the U.S. Department of the Treasury) SDN (Specially Designated Nationals) List. Consequently, the Bank has frozen the foreign currency accounts held under the name of MTS Bank.

Subsequently, MTS Bank filed a lawsuit with the Moscow City Commercial Court seeking the restitution of account balances.

Kookmin Bank plans to respond in accordance with the local court’s trial schedule.

Due to compliance with US OFAC regulations, it is not likely to win a lawsuit in Russian courts, and the litigation price can be covered by the balance of the plaintiff’s account, and the financial impact of delayed interest on the bank is expected.

159

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

37.6.2 On April 7, 2023, the Bank entered into a new share subscription agreement with STIC Eugene Star Holdings Inc.(hereinafter referred to as “STIC”), under which STIC will acquire 31,900,000,000 shares at a price of IDR 3.19 trillion, which the Bank’s subsidiary, PT Bank KB Bukopin Tbk., issued. As a result of the agreement, the bank will hold a call option to purchase the shares held by the STIC, starting from 2 years and 6 months after the date of acquisition, for a period of 6 months. If the Bank does not exercise the call option during the designated period, STIC will have the right to sell the acquired shares back to the Bank, also known as holding a put option right, within 1 year after the expiration of the call option period.

37.6.3 As of the end of 2024, a total of eight lawsuits related to the wage peak system are pending in court, amounting to ~~W~~ 39,144 million. The timing and amount of potential outflows of resources cannot be predicted.

37.6.4 The Bank is currently under investigation by the Fair Trade Commission regarding the possibility of unfair joint actions by commercial banks.Currently, it is impossible to predict the impact of the tax audit on KB PRASAC BANK.

37.6.5 During the current period(August 22, 2024 to November 1, 2024), regular inspections by the Financial Supervisory Service of the Group’s overall business have been conducted. The results of the inspections and action requirements will be notified in the future.

160

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

38. Subsidiaries

38.1 Details of subsidiaries as of December 31, 2024, are as follows:

Investor	Investee	Ownership (%)	Location	Industry
Kookmin Bank	Kookmin Bank (China) Ltd.	100.00	China	Banking and foreign exchange transaction
Kookmin Bank	KB Microfinance Myanmar Co., Ltd.	100.00	Myanmar	Microfinance services
Kookmin Bank	KB BANK MYANMAR LTD	100.00	Myanmar	Banking and foreign exchange transaction
Kookmin Bank	KB PRASAC BANK PLC.	100.00	Cambodia	Banking and foreign exchange transaction
Kookmin Bank	PT Bank KB Bukopin Tbk.	66.88	Indonesia	Banking and foreign exchange transaction
PT Bank KB Bukopin Tbk.	PT Bank Syariah Bukopin	95.92	Indonesia	Banking
PT Bank KB Bukopin Tbk.	PT Bukopin Finance	99.24	Indonesia	Installment financing
Kookmin Bank	KB FUND PARTNERS Co., Ltd.	100.00	Korea	Other financial services
Kookmin Bank	Personal pension trust and 10 others [1]	—	Korea	Trust
Kookmin Bank	KB DTower 1st L.L.C. and 21 others [2]	—	Korea	Asset-backed securitization and others
Kookmin Bank	IDMB UNITED PTE.LTD. and others [2]	—	Singapore	Asset-backed securitization and others
Kookmin Bank	KB Wise Star Private Real Estate Feeder Fund No.1 [2]	86.00	Korea	Investment trust
Kookmin Bank	Kiwoom Frontier Private Securities Fund No.10(Bond) [2]	99.82	Korea	Investment trust
Kookmin Bank	AIP US Red Private Real Estate Trust No.10 [2]	99.97	Korea	Investment trust
Kookmin Bank	KB KBSTAR KTB 3Y Futures Inverse ETF(Debt-Derivative) [2]	99.36	Korea	Investment trust
Kookmin Bank	KB Core Blind Private Real Estate Fund No.1 [2]	90.09	Korea	Investment trust
KB Core Blind Private Real Estate Fund No.1	KB Wise Star Real Estate Fund No.3 [2]	46.65	Korea	Investment trust
Kookmin Bank	KB Global Private Real Estate Fund No.3(USD) [2]	99.50	Korea	Investment trust
Kookmin Bank	Samsung SRA Private Real Estate Investment Trust No.28D(FoFs) [2]	99.50	Korea	Investment trust
Kookmin Bank	KB Global Private Real Estate Fund No.10(FoFs) [2]	99.84	Korea	Investment trust

161

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

38.1 Details of subsidiaries as of December 31, 2024, are as follows: (cont’d)

Investor	Investee	Ownership (%)	Location	Industry
Kookmin Bank	KTB Global CREDebt Private Investment Trust No.52(USD) [2]	99.44	Korea	Investment trust
Kookmin Bank	Hyundai Invest KKR Europe Real Estate No.1-3(EUR) [2]	99.29	Korea	Investment trust
Kookmin Bank	Vestas Private Real Estate Investment Trust No.69-3(USD)(FoFs) [2]	99.53	Korea	Investment trust
Kookmin Bank	SHINHAN ASP PCF II Private Investment Trust No.2(USD) [2]	99.75	Korea	Investment trust
Kookmin Bank	Vestas Europe Logistics General Private Real Estate Investment Trust No.73-1 [2]	97.40	Korea	Investment trust
Kookmin Bank	Vestas Europe Logistics General Private Real Estate Investment Trust No.73-2 [2]	97.40	Korea	Investment trust
Kookmin Bank	KB RISE KTB 10Y Futures Inverse ETF [2]	95.76	Korea	Investment trust
Kookmin Bank	VI ESG Private Securities Investment Trust No.1(Bond) [2]	100.00	Korea	Investment trust
Kookmin Bank	SHINHAN AIM Private Real Estate Investment Trust No.26-C(USD) [2]	99.98	Korea	Investment trust
Kookmin Bank	IGIS HSBC UK Senior Direct Lending Private Investment Trust No.465-1 [2]	99.01	Korea	Investment trust
Kookmin Bank	Mirae Asset ESG Infra Private Investment Trust 1 [2]	95.24	Korea	Investment trust
Kookmin Bank	KB NA Sound Point Private Special Asset Fund 2(USD) [2]	99.96	Korea	Investment trust
Kookmin Bank	KB Global Private Real Estate Fund No.35(USD)(FoFs) [2]	99.01	Korea	Investment trust
Kookmin Bank	KB RISE Jun2025 Term Credit ETF [2]	59.19	Korea	Investment trust
Kookmin Bank	PineStreet Global Private Investment Trust 28-2 [2]	99.01	Korea	Investment trust
Kookmin Bank	SAMSUNG KODEX 3Y F-KTB INVERSE ETF [2]	67.39	Korea	Investment trust

[1]

The Bank controls the trust because it has power to determine the management performance of the trust and is exposed to variable returns that absorb losses through the guarantees of payment of principal, or payment of principal and fixed rate of return.

[2]	The Bank controls these investees because it is significantly exposed to variable returns from the investees’ performance and has the ability to affect those returns through its power.

The Bank holds more than half of the ownership interests of Koreit BN Private Equity Fund and thirteen other investment trusts but does not have the power over relevant activities in accordance with agreements with trust and other shareholders, therefore these entities are not consolidated.

162

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

38.2 The condensed financial information of major subsidiaries as of and for the years ended December 31, 2024 and 2023, are as follows:

	December 31, 2024			2024
(In millions of Korean won)	Assets	Liabilities	Equity	Operating revenue	Profit (loss) for the period [1]	Profit (loss) attributable to shareholders of the Parent Company
Kookmin Bank (China) Ltd.	4,316,008	3,690,496	625,512	195,087	22,999	22,999
KB Microfinance Myanmar Co., Ltd.	19,235	8,994	10,241	4,127	(2,486)	(2,486)
KB BANK MYANMAR LTD	318,276	20,088	298,188	12,319	5,224	5,224
KB PRASAC BANK PLC.	8,297,865	6,606,415	1,691,450	1,227,612	131,927	131,927
Financial status of KB Bukopin-related subsidiaries PT Bank KB Bukopin Tbk	7,222,025	6,936,237	285,788	523,058	(360,617)	(240,968)
IDMB UNITED PTE.LTD. [2]	218,256	277,734	(59,478)	6,981	(18,291)	(29,773)
SMMK PTE.LTD. [2]	117,457	233,753	(116,296)	2,664	(21,176)	(23,870)
TLDC PTE.LTD. [2]	157,390	163,579	(6,189)	447	(5,857)	(10,973)
KB FUND PARTNERS Co., Ltd. [3]	26,047	5,295	20,752	14,937	1,934	1,934
Personal pension trust and 10 others	3,938,698	3,818,400	120,298	188,851	7,746	7,746

	December 31, 2023			2023
(In millions of Korean won)	Assets	Liabilities	Equity	Operating revenue	Profit (loss) for the period [1]	Profit (loss) attributable to shareholders of the Parent Company
Kookmin Bank (China) Ltd.	3,754,281	3,224,225	530,056	200,572	30,328	30,328
KB Microfinance Myanmar Co., Ltd.	18,867	7,640	11,227	5,581	421	421
KB BANK MYANMAR LTD	269,898	13,330	256,568	7,391	3,450	3,450
KB PRASAC BANK PLC. [4]	7,367,854	6,009,050	1,358,804	1,551,144	115,652	115,652
Financial status of KB Bukopin-related subsidiaries PT Bank KB Bukopin Tbk	6,526,747	5,913,206	613,541	545,593	(261,263)	(173,296)
IDMB UNITED PTE.LTD. [2]	215,055	251,861	(36,806)	12,686	(4,313)	(1,635)
SMMK PTE.LTD. [2]	124,685	210,827	(86,142)	2,533	(88,270)	(67,368)
Personal pension trust and 10 others	4,113,285	4,000,734	112,551	257,713	69,092	69,092

[1]	Includes profit (loss) attributable to non-controlling interests.
[2]

These SPCs are established for the purpose of selling non-performing loans of PT Bank KB Bukopin Tbk.. Classified as a subsidiary of KB Kookmin Bank, not a subsidiary of PT Bank KB Bukopin Tbk., the gains and losses on the transfer and sale of loans between PT Bank KB Bukopin Tbk. and SPC were removed from the consolidation process of KB Kookmin Bank.

[3]	A KB FUND PARTNERS Co., Ltd. was formed with a split date of June 1, 2024 and consolidated as a wholly owned subsidiary.
[4]

Kookmin Bank Cambodia PLC. was merged with KB PRASAC BANK PLC. in August 2023. Kookmin Bank Cambodia PLC. had operating income of ~~W~~ 28,822 million and net profit and loss of ~~W~~ 2,001 million for the eight-month period ending August 31, 2023 before the merger.

163

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

38.3 The Characteristics of Risks Associated with Consolidated Structured Entities

The terms of contractual arrangements to provide financial support to consolidated structured entities are as follows:

38.3.1 The Bank has provided capital commitments to consolidated investment funds.

	December 31, 2024
(In millions of Korean won)	Capital commitments	Unused amount
KTB Global CREDebt Private Investment Trust No.52(USD)	73,500	2,141
Hyundai Invest KKR Europe Real Estate No.1-3(EUR)	61,149	7,091
Vestas Private Real Estate Fund Investment Trust No.69-3(USD)(FoFs)	94,080	14,797
SHINHAN ASP PCF II Private Investment Trust No.2(USD)	29,400	2,297
SHINHAN AIM Private Real Estate Investment Trust No.26-C(USD)	95,550	50,455
Mirae Asset ESG Infra Private Investment Trust 1	20,000	12,542
KB NA Sound Point Private Special Asset Fund 2(USD)	29,400	12,788
KB Global Private Real Estate Debt Fund No.35(USD)(FoFs)	29,400	24,104
PineStreet Global Private Investment Trust 28-2	29,400	20,053

164

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

38.3.2 The Bank has provided purchase commitments and credit lines to structured entities. The purchase commitment guarantees that the Bank will purchase and pay any remaining commercial paper securities issued by structured entities. The credit line agreement requires the Bank to provide loans under certain conditions if there is a reason for suspension of issuance of commercial paper securities or if structured entities become insolvent due to other reasons.

(In millions of Korean won)	December 31, 2024
Ryan Mobility 1st L.L.C.	50,228
KB Liiv DS 1st L.L.C.	50,171
Liiv H 3rd Co., Ltd.	50,668
Liiv H 1st L.L.C.	50,131
LEP 2nd Co., Ltd.	70,000
LOG the 3rd L.L.C.	24,300
KB DTower 1st L.L.C.	50,107
KB Liiv H 1st L.L.C.	30,276
KB Liiv L 1st Co., Ltd.	50,255
KB H housing 1st LLC	29,800
KB One West 1st Co., Ltd.	101,860
KB Eagles 3rd Co., Ltd.	50,352
KB Eagles 2nd Co., Ltd.	50,359
KB Eagles 1st Co., Ltd.	30,291
KB ESG 1st Co.,Ltd.	45,000
KB Chemical 1st Co., Ltd	50,641
KB Harim 1st L.L.C.	30,164
IDMB UNITED PTE.LTD.	301,350
SMMK PTE.LTD.	305,760
TLDC PTE.LTD.	198,450

165

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

38.3.3 The Bank has provided the guarantees of payment of principal, or principal and fixed rate of return in case the operating results of the trusts are less than the guaranteed principal, or principal and fixed rate of return.

38.4 Changes in Subsidiaries

KB ESG 1st Co., Ltd. and 7 other subsidiaries were newly included in the scope of consolidation, and Beomeo Landmark 2nd Inc. and 20 other subsidiaries were excluded from the scope of consolidation for the year ended December 31, 2024.

166

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

39. Leases

39.1 The Bank as a Lessee

39.1.1 Amounts recognized in the statements of financial position related to leases as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024	December 31, 2023
Right-of-use property and equipment: *
Real estate	701,487	309,012
Vehicles	8,743	9,673
Others	2,048	2,417

	712,278	321,102

Right-of-use intangible assets *	588	1,595

	712,866	322,697

Lease liabilities *	706,309	316,902

*	Included in property and equipment, intangible assets, and other liabilities.

39.1.2 Amounts recognized in the statements of comprehensive income related to leases for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	2024	2023
Depreciation and amortization of right-of-use assets:
Real estate	239,942	183,690
Vehicles	11,314	11,408
Others	1,044	1,464
Intangible asset	1,007	1,007

	253,307	197,569

Interest expenses on the lease liabilities	28,384	9,787
Expense relating to short-term lease	1,870	2,425
Expense relating to lease of low-value assets that are not short-term lease	2,034	2,629

Total lease cash outflows for the years ended December 31, 2024 and 2023 are ~~W~~ 200,050 million and ~~W~~ 161,331 million, respectively.

39.2 The Bank as an Operating Lessor

The future minimum lease payments to be received from the non-cancellable lease contracts as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	December 31, 2024	December 31, 2023
Up to 1 year	13,422	12,034
1-5 years	13,511	11,656
Over 5 years	1,403	—

	28,336	23,690

167

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

40. Related Party Transactions

According to Korean IFRS No.1024, the Bank includes the Parent, subsidiaries, the Parent’s subsidiaries, associates, associates of the Parent’s subsidiaries, associates of the Parent, key management personnel (including family members), and post-employment benefit plans of the Bank and its related party companies in the scope of related parties. The Bank discloses balances (receivables and payables) and other amounts arising from transactions with related parties in the notes to the financial statements. Refer to Note 13 for details of investments in associates.

Key management personnel include the executives of the Parent Company and the executives (managing director and above) of the Bank, and companies where the executives and/or their close family members have control or joint control.

40.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2024 and 2023, are as follows:

(In millions of Korean won)		2024	2023
Parent
KB Financial Group Inc.	Fee and commission income	9,993	10,063
	Other operating income	32	95
	Other non-operating income	2,905	2,377
	Interest expense	10,816	11,985
	Other operating expenses	4	5
	General and administrative expenses	1,327	1,259
Subsidiaries
Kookmin Bank (China) Ltd.	Interest income	43,023	37,053
	Fee and commission income	140	161
KB Microfinance Myanmar Co., Ltd.	Fee and commission income	4	4
	Other non-operating income	87	110
	Provision for credit losses	1	—
KB BANK MYANMAR LTD	Fee and commission income	5	—
	Other non-operating income	43	36
	Interest expense	5,350	—
KB PRASAC BANK PLC.	Interest income	55,683	76,070
	Fee and commission income	4,915	3,365
	Reversal of credit losses	204	—
	Other non-operating income	103	440
	Provision for credit losses	—	921
PT Bank KB Bukopin Tbk.	Interest income	79,545	82,008
	Fee and commission income	1,483	1,053
	Provision for credit losses	796	21
Orient Kwang-yang Co., Ltd. *	Interest expense	—	32
KB FUND PARTNERS Co., Ltd.	Fee and commission income	19	—
	Other non-operating income	409	—
	Interest expense	66	—

168

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

40.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)		2024	2023
Trust	Fee and commission income	5,053	10,589
	Interest expense	23,205	20,003
KB Wise Star Private Real Estate Feeder Fund No.1	Fee and commission income	6	14
Securitization SPE	Interest expense	1	1
Structured entity	Interest income	2,722	4,141
	Fee and commission income	14,457	16,925
	Gains on financial instruments at fair value through profit or loss	10,759	28,869
	Reversal of credit losses	1,233	1,348
	Interest expense	1	3
	Losses on financial instruments at fair value through profit or loss	8,029	20,723
	Provision for credit losses	54	3,289
KB Core Blind Private Real Estate Fund No.1	Interest income	236	290
	Fee and commission income	5	11
KB Global Private Real Estate Fund No.3 (USD)	Fee and commission income	1	3
KB Global Private Real Estate Fund No.10 (FoFs)	Fee and commission income	3	8
Samsung SRA Private Real Estate Investment Trust No.28D (FoFs)	Fee and commission income	3	3
	Interest expense	—	2
Vestas Private Real Estate Fund Investment Trust No.69-3 (USD)(FoFs)	Fee and commission income	2	5
IDMB UNITED PTE.LTD.	Fee and commission income	3,693	3,517
	Reversal of credit losses	—	6
	Provision for credit losses	42	—
SMMK PTE.LTD.	Interest income	32	233
	Fee and commission income	5,107	2,550
	Provision for credit losses	42	995
TLDC PTE.LTD.	Interest income	95	—
	Fee and commission income	1,603	—
	Provision for credit losses	1,895	—
Mirae Asset ESG Infra Private Investment Trust 1	Fee and commission income	3	—
SAMSUNG KODEX 3Y F-KTB INVERSE ETF	Interest expense	3	—
NH-Amundi Global Private Securities Investment Trust No.1 (USD) (Bond) *	Fee and commission income	—	1

169

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

40.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)		2024	2023
Parent’s subsidiaries
KB Asset Management Co., Ltd.	Fee and commission income	1,101	2,034
	Gains on financial instruments at fair value through profit or loss	168	—
	Other non-operating income	5	3
	Interest expense	344	235
	Fee and commission expense	24	93
	General and administrative expenses	500	500
KB Real Estate Trust Co., Ltd.	Fee and commission income	290	292
	Other non-operating income	75	66
	Interest expense	515	205
	Fee and commission expense	7,177	6,382
KB Investment Co., Ltd.	Fee and commission income	100	78
	Other non-operating income	5	3
	Interest expense	1,571	2,674
KB Kookmin Card Co., Ltd.	Interest income	18,718	16,238
	Fee and commission income	125,922	156,496
	Gains on financial instruments at fair value through profit or loss	2,005	—
	Other non-operating income	3,767	2,800
	Interest expense	3,693	2,245
	Fee and commission expense	28,110	24,361
	Losses on financial instruments at fair value through profit or loss	21,431	3,019
	Provision for credit losses	181	1,404
	General and administrative expenses	92	19
KB Data System Co., Ltd.	Fee and commission income	3,391	3,083
	Other non-operating income	239	236
	Interest expense	338	364
	Other operating expenses	578	491
	General and administrative expenses	94,801	98,049
KB Savings Bank Co., Ltd.	Fee and commission income	442	796
	Other non-operating income	106	71
	Interest expense	22	18
	Fee and commission expense	4	—
	General and administrative expenses	2	4

170

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

40.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)		2024	2023
KB Capital Co., Ltd.	Interest income	3,162	2,786
	Fee and commission income	4,661	4,184
	Gains on financial instruments at fair value through profit or loss	139	298
	Reversal of credit losses	104	—
	Other non-operating income	420	629
	Interest expense	325	698
	Fee and commission expense	127	111
	Losses on financial instruments at fair value through profit or loss	—	29
	Provision for credit losses	—	12
	General and administrative expenses	117	87
KB Securities Co., Ltd.	Interest income	10,296	12,664
	Fee and commission income	28,576	33,658
	Gains on financial instruments at fair value through profit or loss	102,750	157,397
	Reversal of credit losses	220	—
	Other non-operating income	6,486	5,491
	Interest expense	8,294	10,876
	Fee and commission expense	1,880	985
	Losses on financial instruments at fair value through profit or loss	152,360	228,537
	Other operating expenses	263	—
	Provision for credit losses	—	339
	General and administrative expenses	3,885	4,052
KB Insurance Co., Ltd.	Interest income	6	6
	Fee and commission income	22,741	28,124
	Gains on financial instruments at fair value through profit or loss	257,080	69,434
	Reversal of credit losses	3	—
	Other non-operating income	2,614	2,498
	Interest expense	443	379
	Fee and commission expense	2,255	3,401
	Losses on financial instruments at fair value through profit or loss	17,208	60,534
	Other operating expenses	8	5
	Provision for credit losses	—	26
	Other non-operating expenses	14	—
	General and administrative expenses	14,451	13,398

171

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

40.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)		2024	2023
KB Life Insurance Co., Ltd.	Interest income	1,309	1,508
	Fee and commission income	28,594	16,530
	Gains on financial instruments at fair value through profit or loss	48,369	8,209
	Reversal of credit losses	6	208
	Other non-operating income	522	591
	Interest expense	6,071	3,400
	Fee and commission expense	609	1,581
	Losses on financial instruments at fair value through profit or loss	—	1,594
	Other operating expenses	5	17
	General and administrative expenses	2,089	2,016
KB STAR REIT Co., Ltd.	Fee and commission income	59	137
	Gains on financial instruments at fair value through profit or loss	37,953	27,731
	Interest expense	784	1,117
	Losses on financial instruments at fair value through profit or loss	2,402	4,568
KB Hanbando BTL Private Special Asset Fund No.1	Fee and commission income	51	96
KB IDF Infra Private Special Asset Fund 1(FoFs)	Fee and commission income	2	7
KB Muni bond Private Securities Fund No.1 (USD)	Fee and commission income	4	10
KB Global Private Real Estate Fund No.1 (FoFs)	Fee and commission income	5	11
KB Star Office Private Real Estate Feeder Fund No.4	Interest income	748	760
	Fee and commission income	25	37
	Reversal of credit losses	—	1
	Interest expense	—	(2)
KB Global Core Bond Securities Feeder Fund(Bond)	Fee and commission income	15	14
KB New Renewable Energy Private Special Asset Fund No.1	Fee and commission income	4	9
KB Renewable Private SpecialAsset Fund 3	Fee and commission income	2	1
KB North America Private Real Estate Debt Fund No.1	Fee and commission income	1	3
	Gains on financial instruments at fair value through profit or loss	5,205	1,798
	Losses on financial instruments at fair value through profit or loss	—	591
KB North America Private Real Estate Debt Fund No.3 *	Fee and commission income	5	11
	Gains on financial instruments at fair value through profit or loss	9,270	10,096
	Losses on financial instruments at fair value through profit or loss	41	5,802

172

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

40.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)		2024	2023
KB Europe Renewable Private Special Asset Fund No.2 (EUR)(SOC-FoFs)	Fee and commission income	3	6
KB Global Infra Private Special Asset Fund No.6	Fee and commission income	1	—
KB Global Infrastructure Synergy Private Special Asset Fund (Monetary Receivables)	Fee and commission income	2	4
	Gains on financial instruments at fair value through profit or loss	—	917
	Losses on financial instruments at fair value through profit or loss	166	—
KB BMO Senior Loan Private Special Asset Fund No.1	Fee and commission income	4	11
	Gains on financial instruments at fair value through profit or loss	—	3,037
KB BMO Senior Loan Private Special Asset Fund No.2(USD)	Fee and commission income	4	10
KB BMO Senior Loan Private Special Asset Fund No.4(USD)	Fee and commission income	3	8
	Gains on financial instruments at fair value through profit or loss	—	1,622
KB BMO Senior Loan Private Special Asset Fund No.5(Loan-FOFs)	Fee and commission income	5	13
	Gains on financial instruments at fair value through profit or loss	9,874	5,862
	Losses on financial instruments at fair value through profit or loss	—	2,075
KB New Renewable Green New Deal Private Special Asset No.2	Fee and commission income	5	11
KB Sinansan Line Private Special Asset Fund(SOC)	Fee and commission income	16	33
KB Global Private Real Estate Fund No.11 (FoFs)	Fee and commission income	2	5
KB Global Private Real Estate Fund No.15	Fee and commission income	7	15
	Gains on financial instruments at fair value through profit or loss	8,701	734
	Losses on financial instruments at fair value through profit or loss	198	340
KB Global Private Real Estate Fund No.17 (FoFs)	Fee and commission income	2	4
KB Global Private Real Estate Fund No.22 (FoFs)	Fee and commission income	—	1
	Gains on financial instruments at fair value through profit or loss	1,055	293
	Losses on financial instruments at fair value through profit or loss	8	13
KB Global Private Real Estate Fund No.27 (FoFs)	Fee and commission income	5	11
	Gains on financial instruments at fair value through profit or loss	6,354	2,375
KB Global Private Real Estate Fund No.29 (FoFs)	Fee and commission income	1	4
	Gains on financial instruments at fair value through profit or loss	855	—

173

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

40.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)		2024	2023
KB Global Private Real Estate Fund No.30 (FoFs)	Gains on financial instruments at fair value through profit or loss	871	—
	Losses on financial instruments at fair value through profit or loss	—	84
KB Global Private Real Estate Fund No.31 (FoFs)	Fee and commission income	1	—
KB MCF Senior Loan Private Special Asset Fund No.3(FoFs)	Fee and commission income	26	62
KB New Deal Infra Private Special Asset Fund	Fee and commission income	8	9
KB Korea Infrastructure Credit Guarantee Private Special Asset No.1	Fee and commission income	6	16
KB Wise Star Private Real Estate No.19 *	Fee and commission income	2	4
KB Wise Star Private Real Estate No.22	Interest income	1,900	344
	Fee and commission income	15	3,847
	Provision for credit losses	—	3
Hanwha Europe Credit Private Fund No.16(FoFs)	Gains on financial instruments at fair value through profit or loss	3,665	3,001
	Losses on financial instruments at fair value through profit or loss	369	775
KB IDF Infra Private Special Asset Fund No.13(FoFs)	Fee and commission income	5	9
	Gains on financial instruments at fair value through profit or loss	8,482	1,327
	Losses on financial instruments at fair value through profit or loss	1,231	1,041
KB Logistics Blind Private Real Estate Fund No.1	Interest income	2,282	2,415
	Fee and commission income	26	88
	Interest expense	15	—
	Provision for credit losses	8,795	4
KB Aircraft Private Special Asset Fund No.1	Fee and commission income	5	12
	Gains on financial instruments at fair value through profit or loss	—	5,874
	Losses on financial instruments at fair value through profit or loss	—	37
KB Aircraft Private Special Asset Fund No.2	Fee and commission income	1	—
KB Star ESG Prime Mid-Short Bond Securities Feeder Fund(Bond)	Fee and commission income	38	24
KB Oaktree Private Special Asset Fund No.3	Fee and commission income	1	3
KB GK Project Private Special Asset Fund No.3	Fee and commission income	17	43

174

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

40.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)		2024	2023
KB IDF Infra Note Private SpecialAsset Fund No.14	Fee and commission income	5	9
	Gains on financial instruments at fair value through profit or loss	9,818	1,184
	Losses on financial instruments at fair value through profit or loss	1,081	2,102
KB ASF Infra Private Special Asset Fund(FoFs)	Fee and commission income	1	2
	Gains on financial instruments at fair value through profit or loss	—	325
KB Duke Private Special Asset Fund *	Fee and commission income	1	4
KB Core Blind Private Real Estate Fund No.2	Interest income	129	—
	Fee and commission income	1	3
	Provision for credit losses	72	—
KB Star Reits Private Real Estate Feeder Fund No.1 (FoFs)	Fee and commission income	2	4
KB Star Reits Private Real Estate Feeder Fund No.2 (FoFs)	Fee and commission income	3	7
KB PF Blind Private Real Estate Fund No.2	Fee and commission income	—	1
HSBC Senior UK Direct Lending Fund 2020 RAIF SICAV-S.A.	Fee and commission income	1	2
NB Private Debt Fund IV LUX (B) SCSP	Fee and commission income	1	3
KB Europe Renewable Private Special Asset Fund No.3	Fee and commission income	2	3
	Gains on financial instruments at fair value through profit or loss	587	244
	Losses on financial instruments at fair value through profit or loss	18	204
KB Korea Short Term Premium Private Securities No.34(USD)(Bond)	Fee and commission income	—	9
	Gains on financial instruments at fair value through profit or loss	—	199
	Losses on financial instruments at fair value through profit or loss	3,499	2,396
KB Korea Short Term Premium Private Securities No.35(USD)(Bond) *	Fee and commission income	1	6
	Losses on financial instruments at fair value through profit or loss	3,342	2,386
KB Korea Short Term Premium Private Securities Fund 43(USD)(Bond)	Fee and commission income	—	1
	Gains on financial instruments at fair value through profit or loss	—	746
	Losses on financial instruments at fair value through profit or loss	6,482	—
KB Money Market Active ETF(Bond) *	Fee and commission income	9	13
KB NA Jefferies Private Special Asset Fund 1(USD)(FoFs)	Fee and commission income	1	2
KB Europe ICG PDF Private SpecialAsset Fund 4(FoFs)	Fee and commission income	1	—
	Gains on financial instruments at fair value through profit or loss	689	72
	Losses on financial instruments at fair value through profit or loss	40	—

175

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

40.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)		2024	2023
KB Star Institutional USD MMF1(USD)	Fee and commission income	8	4
KB Senior Loan Private Fund 5-1	Fee and commission income	3	1
KB Core Plus Blind Private RealEstate Fund 1	Fee and commission income	6	2
KB Daegu Busan Highway Private Special Asset Fund(SOC)	Fee and commission income	16	1
KB Apax Global Buyout PrivateFund 1	Gains on financial instruments at fair value through profit or loss	75	—
	Losses on financial instruments at fair value through profit or loss	6	—
KB Star Mid Term G.B.F.I C-F Class	Fee and commission income	9	—
KB Multi Alpha Plus Private Fund No.1 *	Fee and commission income	—	7
KB Korea Short Term Premium Private Securities No.25(USD)(Bond) *	Fee and commission income	—	1
	Gains on financial instruments at fair value through profit or loss	—	1,254
KB Korea Short Term Premium Private Securities No.26(USD)(Bond) *	Fee and commission income	—	1
	Gains on financial instruments at fair value through profit or loss	—	1,073
KB Korea Short Term Premium Private Securities No.27(USD)(Bond) *	Fee and commission income	—	2
	Losses on financial instruments at fair value through profit or loss	—	451
KB Korea Short Term Premium Private Securities No.32(USD)(Bond) *	Fee and commission income	—	2
	Losses on financial instruments at fair value through profit or loss	—	2,697
KB Korea Short Term Premium Private Securities No.33(USD)(Bond) *	Fee and commission income	—	7
	Losses on financial instruments at fair value through profit or loss	—	3,152
Associates
Korea Credit Bureau Co., Ltd.	Fee and commission income	52	52
	Interest expense	1	1
	Fee and commission expense	2,407	2,444
	Other operating expenses	11	15
Incheon Bridge Co., Ltd.	Interest income	14,006	10,420
	Fee and commission income	34	28
	Gains on financial instruments at fair value through profit or loss	2,129	334
	Reversal of credit losses	7	—
	Interest expense	986	979
	Fee and commission expense	9	7
	Provision for credit losses	—	52
MJT&I Corp.	Other non-operating expenses	—	1
Dongjo Co., Ltd.	Interest income	34	36
Skydigital Inc.	Fee and commission income	2	3
TMAPMOBILITY CO.,LTD.	Fee and commission income	2	—
	Interest expense	3,077	1,460
Taeyoungjungkong Co., Ltd.	Interest income	—	2

176

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

40.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)		2024	2023
KB High-Tech Company Investment Fund	Interest expense	99	39
Aju Good Technology Venture Fund	Interest expense	3	111
KB Digital Innovation & Growth New Technology Business Investment Fund	Interest expense	1	1
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund *	Interest expense	4	4
KB Global Platform Fund	Interest expense	80	149
WJ Private Equity Fund No.1	Fee and commission income	7	7
KB Smart Scale—Up Fund	Interest expense	161	—
KB Bio Global Expansion Private Equity Fund No.1	Interest expense	3	49
KB Digital Platform Fund	Interest expense	35	71
KY Global Cell & Gene Private Equity Fund 2nd *	Interest expense	(38)	42
Associates of Parent
Star-Lord General Investors Private Real Estate Investment Company No.10	Interest income	5,939	5,934
	Interest expense	95	104
	Provision for credit losses	1	4
Associates of Parent’s subsidiaries
Food Factory Co., Ltd.	Interest income	46	62
	Reversal of credit losses	—	2
	Interest expense	1	1
Banksalad Co., Ltd.	Fee and commission income	36	37
Spark Biopharma Inc.	Interest expense	293	468
Channel Corporation	Interest expense	10	67
COSES GT Co., Ltd. *	Interest income	—	21
	Reversal of credit losses	—	5
ASSEMBLE CORPORATION	Interest income	117	88
	Fee and commission income	1	1
	Reversal of credit losses	20	—
	Provision for credit losses	—	47
S&E Bio Co., Ltd.	Interest income	44	—
	Interest expense	16	43
	Provision for credit losses	13	—
Contents First Inc.	Interest income	482	346
	Fee and commission income	1	1
	Interest expense	36	73
	Provision for credit losses	5	3
Pin Therapeutics Inc.	Interest expense	154	101
SuperNGine Co., Ltd.	Interest income	43	25
	Fee and commission income	—	1
	Provision for credit losses	33	6
Desilo Inc.	Interest income	14	13
	Provision for credit losses	—	3

177

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

40.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)		2024	2023
Turing Co., Ltd.	Interest income	61	24
	Reversal of credit losses	8	—
	Interest expense	29	7
	Provision for credit losses	—	14
Grinergy *	Interest expense	—	1
KB No.21 Special Purpose Acquisition Company	Interest expense	75	68
KB No.22 Special Purpose Acquisition Company *	Interest expense	1	2
KB No.25 Special Purpose Acquisition Company	Interest expense	53	39
KB No.26 Special Purpose Acquisition Company	Interest expense	57	38
KB No.27 Special Purpose Acquisition Company	Interest expense	158	65
KB No.28 Special Purpose Acquisition Company	Interest expense	45	—
KB No.29 Special Purpose Acquisition Company	Interest expense	43	—
KB No.30 Special Purpose Acquisition Company	Interest expense	21	—
KB No.31 Special Purpose Acquisition Company	Interest expense	13	—
TeamSparta Inc.	Fee and commission income	3	—
	Interest expense	165	212
Chabot Mobility Co., Ltd.	Fee and commission income	1	—
	Interest expense	1	—
Wemade Connect Co., Ltd.	Interest expense	270	316
Nextrade Co., Ltd.	Interest expense	2,481	2,911
Bitgoeul Cheomdan Green 1st Co., Ltd.	Interest expense	1	1
3D Interactive Co., Ltd.	Fee and commission income	—	7
	Interest expense	1	10
Bigwave Robotics Crop.	Interest income	—	(1)
	Interest expense	6	1
New Daegu Busan Expressway Co., Ltd.	Interest income	2,458	—
	Reversal of credit losses	3	—
	Interest expense	3,680	—
AIM FUTURE, Inc.	Interest income	44	—
	Interest expense	48	—
	Provision for credit losses	3	—
ADP Holdings Co., Ltd.	Interest expense	61	—
ADPGREEN	Interest expense	26	—
Logpresso Inc.	Interest expense	3	—
Onheal Co., Ltd.	Interest expense	(20)	—

178

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

40.1 Details of significant profit or loss arising from transactions with related parties for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)		2024	2023
DYNE MEDICAL GROUP Inc.	Interest income	26	—
	Fee and commission income	1	—
	Interest expense	118	—
	Provision for credit losses	14	—
SDT Inc.	Interest expense	13	—
TriOar Inc.	Interest expense	235	—
Yeoulhyulgangho	Interest expense	1	—
Allra Fintech Corp.	Interest expense	17	—
KB-FT Green Growth 1st Technology Investment Association	Interest expense	12	14
KG Capital Co., Ltd. *	Fee and commission income	—	2
KB No.23 Special Purpose Acquisition Company *	Interest expense	—	46
KB No.24 Special Purpose Acquisition Company *	Interest expense	—	7
Others
Retirement pension	Fee and commission income	1,720	1,567
	Interest expense	47	27

*	Excluded from the Bank’s related party as of December 31, 2024.

179

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

40.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)		December 31, 2024	December 31, 2023
Parent
KB Financial Group Inc.	Other assets	20	45
	Deposits	316,781	114,336
	Other liabilities	468,312	309,665
Subsidiaries
Kookmin Bank (China) Ltd.	Cash and due from financial institutions	180,823	83,270
	Loans measured at amortized cost (gross amount)	661,500	889,686
	Other assets	21,700	8,456
	Deposits	1,806	4,251
	Borrowings	215,010	167,173
KB Microfinance Myanmar Co.,Ltd.	Other assets	—	4
	Provisions	46	46
	Other liabilities	12	13
KB BANK MYANMAR LTD	Deposits	3,923	14,688
	Borrowings	183,750	—
	Other liabilities	1,778	9
KB PRASAC BANK PLC.	Cash and due from financial institutions	1,954	1,755
	Loans measured at amortized cost (gross amount)	867,300	879,616
	Allowances for credit losses	620	849
	Other assets	11,592	9,970
	Deposits	2,204	2,882
	Provisions	523	493
	Other liabilities	3,797	3,892
PT Bank KB Bukopin Tbk.	Cash and due from financial institutions	256	23
	Financial assets at fair value through profit or loss	272,719	255,037
	Loans measured at amortized cost (gross amount)	560,060	942,861
	Allowances for credit losses	853	879
	Other assets	9,409	9,619
	Deposits	996	591
	Provisions	823	—
	Other liabilities	753	1,702
Orient Kwang-yang Co., Ltd. *	Financial assets at fair value through profit or loss	—	7
	Deposits	—	3,866
	Other liabilities	—	85
KB FUND PARTNERS Co., Ltd.	Deposits	7,129	—
	Other liabilities	2,602	—
Trust	Other assets	4,520	10,759
	Other liabilities	585,885	571,079
KB Wise Star Private Real Estate Feeder Fund No.1	Other assets	—	4
Securitization SPE	Deposits	992	1,003

180

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

40.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2024	December 31, 2023
Structured entity	Derivative assets	7,036	5,519
	Loans measured at amortized cost (gross amount)	28,091	48,701
	Allowances for credit losses	130	278
	Other assets	101	225
	Derivative liabilities	1,146	7,826
	Deposits	843	2,049
	Provisions	2,314	3,345
	Other liabilities	1,723	1,367
KB Core Blind Private Real Estate Fund No.1	Loans measured at amortized cost (gross amount)	—	10,000
	Other assets	—	20
KB Global Private Real Estate Fund No.10 (FoFs)	Other assets	—	1
Samsung SRA Private Real Estate Investment Trust No.28D (FoFs)	Deposits	481	127
Vestas Private Real Estate Fund Investment Trust No.69-3 (USD)(FoFs)	Other assets	—	1
IDMB UNITED PTE.LTD.	Deposits	11	49
	Provisions	1,021	979
	Other liabilities	1,813	1,622
SMMK PTE.LTD.	Loans measured at amortized cost (gross amount)	—	1,444
	Allowances for credit losses	—	7
	Other assets	—	4
	Provisions	1,037	987
	Other liabilities	2,496	2,202
TLDC PTE.LTD.	Provisions	1,895	—
	Other liabilities	533	—
Mirae Asset ESG Infra Private Investment Trust 1	Other assets	3	—
	Other liabilities	128	1
SAMSUNG KODEX 3Y F-KTB INVERSE ETF	Other liabilities	950	—
Parent’s subsidiaries
KB Asset Management Co., Ltd.	Other assets	2	441
	Deposits	19,305	11,709
	Other liabilities	144	25
KB Real Estate Trust Co., Ltd.	Other assets	2	2
	Deposits	2,324	23,135
	Other liabilities	340	341
KB Investment Co., Ltd.	Deposits	41,110	66,778
	Other liabilities	94	640
KB Kookmin Card Co., Ltd.	Derivative assets	2,005	—
	Loans measured at amortized cost (gross amount)	245,490	170,201
	Allowances for credit losses	645	444
	Other assets	20,205	21,085
	Derivative liabilities	22,744	3,018
	Deposits	252,355	155,210
	Provisions	1,568	1,589
	Other liabilities	72,129	69,531

181

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

40.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2024	December 31, 2023
KB Data System Co., Ltd.	Other assets	603	453
	Deposits	27,807	16,507
	Other liabilities	267	7,457
KB Savings Bank Co., Ltd.	Other liabilities	689	689
KB Capital Co., Ltd.	Loans measured at amortized cost (gross amount)	49,245	31,590
	Allowances for credit losses	115	82
	Other assets	385	252
	Derivative liabilities	—	29
	Deposits	447,388	227,874
	Provisions	26	163
	Other liabilities	2,838	2,996
KB Securities Co., Ltd.	Derivative assets	75,249	66,731
	Loans measured at amortized cost (gross amount)	122,249	266,290
	Allowances for credit losses	294	516
	Other assets	6,855	7,762
	Derivative liabilities	101,601	53,280
	Deposits	496,751	381,480
	Provisions	162	216
	Other liabilities	28,767	26,398
KB Insurance Co., Ltd.	Derivative assets	185,401	95,728
	Other assets	4,626	14,537
	Derivative liabilities	16,322	28,401
	Deposits	22,781	141,775
	Provisions	30	33
	Other liabilities	13,185	13,441
KB Life Insurance Co., Ltd.	Derivative assets	28,146	9,714
	Loans measured at amortized cost (gross amount)	25,260	30,271
	Allowances for credit losses	13	19
	Other assets	5,966	5,848
	Derivative liabilities	—	1,228
	Deposits	15,825	13,134
	Debentures	20,000	20,000
	Provisions	2	2
	Other liabilities	37,643	35,062
KB STAR REIT Co., Ltd.	Derivative assets	54,285	19,443
	Other assets	—	64
	Deposits	19,013	35,975
	Other liabilities	19	331
KB Hanbando BTL Private Special Asset Fund No.1	Other assets	6	23
KB IDF Infra Private Special Asset Fund 1(FoFs)	Other assets	—	1
KB Muni bond Private Securities Fund No.1(USD)	Other assets	—	2
KB Global Private Real Estate Fund No.1 (FoFs)	Other assets	—	3

182

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

40.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2024	December 31, 2023
KB Star Office Private Real Estate Feeder Fund No.4	Loans measured at amortized cost (gross amount)	20,000	20,000
	Allowances for credit losses	3	3
	Other assets	—	13
KB Global Core Bond Securities Feeder Fund(Bond)	Other assets	1	2
KB New Renewable Energy Private Special Asset Fund No.1	Other assets	—	2
KB Renewable Private SpecialAsset Fund 3	Other assets	—	1
KB North America Private Real Estate Debt Fund No.1	Derivative assets	3,091	—
	Other assets	—	1
	Derivative liabilities	—	399
KB North America Private Real Estate Debt Fund No.3 *	Other assets	—	3
	Derivative liabilities	—	3,822
KB Europe Renewable Private Special Asset Fund No.2 (EUR)(SOC-FoFs)	Other assets	—	2
KB Global Infrastructure Synergy Private Special Asset Fund (Monetary Receivables)	Derivative assets	—	799
	Other assets	—	1
KB BMO Senior Loan Private Special Asset Fund No.1	Other assets	—	3
KB BMO Senior Loan Private Special Asset Fund No.2(USD)	Other assets	—	2
KB BMO Senior Loan Private Special Asset Fund No.4(USD)	Other assets	—	2
KB BMO Senior Loan Private Special Asset Fund No.5(Loan-FOFs)	Derivative assets	3,409	—
	Other assets	—	3
	Derivative liabilities	—	1,846
KB New Renewable Green New Deal Private Special Asset No.2	Other assets	—	3
KB Sinansan Line Private Special Asset Fund(SOC)	Other assets	—	9
KB Global Private Real Estate Fund No.11 (FoFs)	Other assets	—	1
KB Global Private Real Estate Fund No.15	Derivative assets	6,396	59
	Other assets	—	3
	Derivative liabilities	—	1,712
KB Global Private Real Estate Fund No.17 (FoFs)	Other assets	—	1
KB Global Private Real Estate Fund No.22 (FoFs)	Derivative assets	1,325	272
KB Global Private Real Estate Fund No.27 (FoFs)	Derivative assets	8,336	1,982
	Other assets	—	1
KB Global Private Real Estate Fund No.29 (FoFs)	Derivative assets	841	—
KB Global Private Real Estate Fund No.30 (FoFs)	Derivative assets	779	—
	Derivative liabilities	—	84
KB MCF Senior Loan Private Special Asset Fund No.3(FoFs)	Other assets	—	16
KB New Deal Infra Private Special Asset Fund	Other assets	—	3

183

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

40.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2024	December 31, 2023
KB Korea Infrastructure Credit Guarantee Private Special Asset No.1	Other assets	—	3
KB Wise Star Private Real Estate22	Loans measured at amortized cost (gross amount)	38,000	38,000
	Allowances for credit losses	3	3
	Other assets	343	350
Hanwha Europe Credit Private Fund No.16 (FoFs)	Derivative assets	3,245	90
	Derivative liabilities	—	644
KB IDF Infra Private Special Asset Fund 13(FoFs)	Derivative assets	5,436	—
	Other assets	—	3
	Derivative liabilities	—	494
KB Logistics Blind Private Real Estate Fund No.1	Loans measured at amortized cost (gross amount)	40,000	52,500
	Allowances for credit losses	8,729	6
	Other assets	255	366
	Deposits	1,237	—
	Other liabilities	15	—
KB Aircraft Private Special Asset Fund No.1	Other assets	—	2
KB Star ESG Prime Mid-Short Bond Securities Feeder Fund(Bond)	Other assets	—	3
KB GK Project Private Special Asset Fund No.3	Other assets	—	5
KB IDF Infra Note Private SpecialAsset Fund 14	Derivative assets	5,339	—
	Other assets	—	3
	Derivative liabilities	—	997
KB ASF Infra Private Special Asset Fund(FoFs)	Other assets	—	1
KB Duke Private Special Asset Fund *	Other assets	—	1
KB Core Blind Private Real Estate Fund No.2	Loans measured at amortized cost (gross amount)	44,428	—
	Allowances for credit losses	71	—
	Other assets	501	1
	Deposits	643	—
KB Star Reits Private Real Estate Feeder Fund No.1 (FoFs)	Other assets	—	2
KB Star Reits Private Real Estate Feeder Fund No.2 (FoFs)	Other assets	—	3
KB PF Blind Private Real Estate Fund 2	Other assets	—	1
HSBC Senior UK Direct Lending Fund 2020 RAIF SICAV-S.A.	Other assets	—	1
NB Private Debt Fund IV LUX (B) SCSP	Other assets	—	1
KB Europe Renewable Private Special Asset Fund No.3	Derivative assets	225	99
	Other assets	—	1
KB Korea Short Term Premium Private Securities No.34(USD)(Bond) *	Derivative assets	—	199
KB Korea Short Term Premium Private Securities No.35(USD)(Bond) *	Other assets	—	1
	Derivative liabilities	—	2,386
KB Korea Short Term Premium Private Securities Fund No.43(USD)(Bond)	Derivative assets	—	746
	Other assets	—	1
	Derivative liabilities	2,978	—

184

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

40.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2024	December 31, 2023
KB Money Market Active ETF (Bond) *	Other assets	—	3
KB NA Jefferies Private Special Asset Fund 1(USD)(FoFs)	Other assets	—	2
KB Europe ICG PDF Private SpecialAsset Fund 4(FoFs)	Derivative assets	186	55
KB Star Institutional USD MMF1(USD)	Other assets	—	2
KB Senior Loan Private Fund 5-1	Other assets	—	1
KB Core Plus Blind Private RealEstate Fund 1	Other assets	—	2
KB Daegu Busan Highway Private Special Asset Fund(SOC)	Other assets	—	1
KB Apax Global Buyout PrivateFund 1	Derivative assets	75	—
Associates
Korea Credit Bureau Co., Ltd.	Deposits	40,570	17,003
Incheon Bridge Co., Ltd.	Financial assets at fair value through profit or loss	35,411	33,282
	Loans measured at amortized cost (gross amount)	70,000	80,500
	Allowances for credit losses	27	34
	Other assets	389	528
	Deposits	43,867	40,992
	Provisions	30	33
	Other liabilities	442	504
Jungdo Co., Ltd.	Deposits	4	4
Dae-A Leisure Co., Ltd.	Deposits	—	150
Iwon Alloy Co., Ltd.	Deposits	2	1
Skydigital Inc.	Deposits	30	65
TMAPMOBILITY CO.,LTD.	Deposits	100,010	80,016
	Other liabilities	547	759
KB High-Tech Company Investment Fund	Deposits	11,615	2,935
	Other liabilities	65	18
Aju Good Technology Venture Fund	Deposits	1,809	1,202
	Other liabilities	—	1
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits	39	46
KB Digital Innovation & Growth New Technology Business Investment Fund	Deposits	388	572
KB Global Platform Fund	Deposits	12,109	5,774
	Other liabilities	7	4
WJ Private Equity Fund No.1	Other assets	2	2
	Deposits	46	103
KB Smart Scale—Up Fund	Deposits	40,000	—
	Other liabilities	161	—
KB Bio Global Expansion Private Equity Fund No.1	Deposits	—	1,400
	Other liabilities	—	10
KB Digital Platform Fund	Deposits	8,000	—
	Other liabilities	35	—
KY Global Cell & Gene Private Equity Fund 2nd *	Deposits	—	3,790
	Other liabilities	—	42

185

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

40.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2024	December 31, 2023
Associates of Parent
Star-Lord General Investors Private Real Estate Investment Company No.10	Loans measured at amortized cost (gross amount)	149,898	149,590
	Allowances for credit losses	5	5
	Other assets	3,240	3,191
Associates of Parent’s subsidiaries
RAND Bio Science Co., Ltd.	Deposits	4	4
Food Factory Co., Ltd.	Loans measured at amortized cost (gross amount)	1,755	2,133
	Allowances for credit losses	1	2
	Other assets	4	5
	Deposits	907	629
	Other liabilities	1	1
Big Dipper Co., Ltd.	Deposits	123	40
Spark Biopharma Inc.	Deposits	4,759	11,419
	Other liabilities	22	90
Wyatt Corp.	Deposits	1	1
CellinCells Co., Ltd.	Deposits	13	37
Channel Corporation	Deposits	6	2,030
	Other liabilities	—	11
COSES GT Co., Ltd. *	Deposits	—	1
ASSEMBLE CORPORATION	Loans measured at amortized cost (gross amount)	2,000	2,150
	Allowances for credit losses	41	61
	Other assets	11	5
	Deposits	18	78
	Other liabilities	1	1
S&E Bio Co., Ltd.	Loans measured at amortized cost (gross amount)	2,000	—
	Allowances for credit losses	13	—
	Other assets	3	—
	Deposits	772	2,342
	Other liabilities	3	13
4N Inc.	Deposits	4	49
Xenohelix Co., Ltd	Deposits	302	904
Contents First Inc.	Loans measured at amortized cost (gross amount)	10,000	10,000
	Allowances for credit losses	10	4
	Other assets	3	4
	Deposits	729	1,072
	Other liabilities	4	6
Newavel Co., Ltd.	Deposits	—	46
Pin Therapeutics Inc.	Deposits	11,133	265
	Other liabilities	117	—
SuperNGine Co., Ltd.	Loans measured at amortized cost (gross amount)	480	600
	Allowances for credit losses	39	6
	Other assets	1	1
	Deposits	217	69

186

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

40.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2024	December 31, 2023
Desilo Inc.	Loans measured at amortized cost (gross amount)	300	300
	Allowances for credit losses	5	5
	Deposits	3	3
Turing Co., Ltd.	Loans measured at amortized cost (gross amount)	900	1,901
	Allowances for credit losses	6	14
	Other assets	2	11
	Deposits	819	1,726
	Other liabilities	—	6
ZIPDOC Inc.	Deposits	1	181
KB No.21 Special Purpose Acquisition Company	Deposits	2,247	2,261
	Other liabilities	36	38
KB No.22 Special Purpose Acquisition Company *	Deposits	—	1,848
KB No.25 Special Purpose Acquisition Company	Deposits	1,545	1,586
	Other liabilities	39	39
KB No.26 Special Purpose Acquisition Company	Deposits	1,763	1,761
	Other liabilities	31	37
KB No.27 Special Purpose Acquisition Company	Deposits	4,613	4,497
	Other liabilities	55	65
KB No.28 Special Purpose Acquisition Company	Deposits	1,910	—
	Other liabilities	45	—
KB No.29 Special Purpose Acquisition Company	Deposits	2,338	—
	Other liabilities	43	—
KB No.30 Special Purpose Acquisition Company	Deposits	1,786	—
	Other liabilities	20	—
KB No.31 Special Purpose Acquisition Company	Deposits	2,352	—
	Other liabilities	13	—
TeamSparta Inc.	Deposits	18,635	7,672
	Other liabilities	34	62
Chabot Mobility Co., Ltd.	Deposits	631	164
Wemade Connect Co., Ltd.	Deposits	5,465	8,843
	Other liabilities	38	53
Nextrade Co., Ltd.	Deposits	15,281	56,203
	Other liabilities	1,579	3,174
Bitgoeul Cheomdan Green 1st Co., Ltd.	Deposits	1,239	833
3D Interactive Co., Ltd.	Deposits	1,779	1,501
Bigwave Robotics Crop.	Deposits	501	4
	Other liabilities	6	—
New Daegu Busan Expressway Co., Ltd.	Loans measured at amortized cost (gross amount)	24,250	72,742
	Allowances for credit losses	—	4
	Other assets	22	57
	Deposits	150,007	146,169
	Other liabilities	1,928	1,891
AIM FUTURE, Inc.	Loans measured at amortized cost (gross amount)	900	900
	Allowances for credit losses	5	2
	Other assets	1	1
	Deposits	760	3,393
	Other liabilities	—	48

187

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

40.2 Details of significant outstanding balances of receivables and payables arising from transactions with related parties as of December 31, 2024 and 2023, are as follows: (cont’d)

(In millions of Korean won)		December 31, 2024	December 31, 2023
Novorex Inc.	Deposits	6	7
ADP Holdings Co., Ltd.	Deposits	2,058	—
	Other liabilities	7	—
ADPGREEN	Deposits	1,802	—
	Other liabilities	8	—
Logpresso Inc.	Deposits	457	—
Onheal Co., Ltd.	Deposits	5,001	—
DYNE MEDICAL GROUP Inc.	Loans measured at amortized cost (gross amount)	2,007	—
	Allowances for credit losses	14	—
	Other assets	1	—
	Deposits	3,813	—
	Other liabilities	23	—
TriOar Inc.	Deposits	6,054	—
	Other liabilities	73	—
Yeoulhyulgangho	Deposits	456	—
Allra Fintech Corp.	Deposits	1,671	—
	Other liabilities	1	—
KB-FT Green Growth 1st Technology Investment Association	Deposits	—	700
	Other liabilities	—	14
Key management personnel
Key management personnel	Loans measured at amortized cost (gross amount)	6,556	4,119
	Allowances for credit losses	3	3
	Other assets	8	6
	Deposits	10,564	8,363
	Provisions	1	2
	Other liabilities	104	51
Others
Retirement pension	Other assets	739	364
	Other liabilities	1,215	606

*	Excluded from the Bank’s related parties as of December 31, 2024.

188

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

40.3 Details of right-of-use assets and lease liabilities with related parties as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)		December 31, 2024	December 31, 2023
Parent’s subsidiaries
KB Kookmin Card Co., Ltd.	Right-of-use assets	281	302
	Lease liabilities	58	28
KB Securities Co., Ltd.	Right-of-use assets	16,086	18,883
	Lease liabilities	19,623	22,873
KB Insurance Co., Ltd.	Right-of-use assets	10	21
	Lease liabilities	30	35
KB Life Insurance Co., Ltd.	Right-of-use assets	4,074	5,028
	Lease liabilities	4,294	5,190
Associate of Parent
Star-Lord General Investors Private Real Estate Investment Company No.10	Right-of-use assets	3,151	3,319
	Lease liabilities	3,335	3,496

189

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

40.4 Notional amount of derivative assets and liabilities arising from transactions with related parties as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)		December 31, 2024	December 31, 2023
Subsidiaries
LOG the 3rd L.L.C.	Notional amount of derivative financial instruments	24,300	24,300
KB DTower 1st L.L.C.	Notional amount of derivative financial instruments	50,000	50,000
KBH the 4th L.L.C. *	Notional amount of derivative financial instruments	—	6,000
KBH the 6th L.L.C. *	Notional amount of derivative financial instruments	—	50,000
Great Forest the 1st L.L.C. *	Notional amount of derivative financial instruments	—	2,500
Beomuh Landmark the 2nd L.L.C. *	Notional amount of derivative financial instruments	—	30,000
K Plus the 1st L.L.C. *	Notional amount of derivative financial instruments	—	200,000
KB Liiv H 1st L.L.C.	Notional amount of derivative financial instruments	30,000	30,000
Liiv H 1st L.L.C.	Notional amount of derivative financial instruments	50,000	50,000
Liiv H 2nd Co., Ltd. *	Notional amount of derivative financial instruments	—	30,000
KB Eagles 1st Co., Ltd.	Notional amount of derivative financial instruments	30,000	30,000
KB Eagles 2nd Co., Ltd.	Notional amount of derivative financial instruments	50,000	50,000
KB Eagles 3rd Co., Ltd.	Notional amount of derivative financial instruments	50,000	50,000
KB Liiv L 1st Co., Ltd.	Notional amount of derivative financial instruments	50,000	50,000
Ryan Mobility 1st L.L.C.	Notional amount of derivative financial instruments	50,000	50,000
KB Harim 1st L.L.C.	Notional amount of derivative financial instruments	25,000	30,000
LEP 2nd Co., Ltd.	Notional amount of derivative financial instruments	70,000	70,000
KB Liiv DS 1st L.L.C.	Notional amount of derivative financial instruments	50,000	50,000
Parent’s subsidiaries
KB Kookmin Card Co., Ltd.	Notional amount of derivative financial instruments	220,500	128,940
KB Capital Co., Ltd.	Notional amount of derivative financial instruments	—	1,448
KB Securities Co., Ltd.	Notional amount of derivative financial instruments	2,768,719	2,971,395

190

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

40.4 Notional amount of derivative assets and liabilities arising from transactions with related parties as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)		December 31, 2024	December 31, 2023
KB Insurance Co., Ltd.	Notional amount of derivative financial instruments	2,101,840	2,214,458
KB Life Insurance Co., Ltd.	Notional amount of derivative financial instruments	379,796	293,253
KB STAR REIT Co., Ltd.	Notional amount of derivative financial instruments	450,975	444,139
KB North America Private Real Estate Debt Fund No.1	Notional amount of derivative financial instruments	36,750	32,235
KB North America Private Real Estate Debt Fund No.3 *	Notional amount of derivative financial instruments	—	106,376
KB Global Infrastructure Synergy Private Special Asset Fund (Monetary Receivables)	Notional amount of derivative financial instruments	—	44,004
KB BMO Senior Loan Private Special Asset Fund No.5(Loan-FOFs)	Notional amount of derivative financial instruments	36,635	96,806
KB Global Private Real Estate Fund No.15	Notional amount of derivative financial instruments	65,596	57,537
KB Global Private Real Estate Fund No.22 (FoFs)	Notional amount of derivative financial instruments	10,000	8,772
KB Global Private Real Estate Fund No.27 (FoFs)	Notional amount of derivative financial instruments	45,432	39,851
KB Global Private Real Estate Fund No.29 (FoFs)	Notional amount of derivative financial instruments	9,039	—
KB Global Private Real Estate Fund No.30 (FoFs)	Notional amount of derivative financial instruments	8,526	3,491
Hanwha Europe Credit Private Fund No.16 (FoFs)	Notional amount of derivative financial instruments	45,955	41,669
KB IDF Infra Private Special Asset Fund 13(FoFs)	Notional amount of derivative financial instruments	58,095	27,771
KB IDF Infra Note Private SpecialAsset Fund 14	Notional amount of derivative financial instruments	63,889	56,051
KB Europe Renewable Private Special Asset Fund No.3	Notional amount of derivative financial instruments	5,375	8,794
KB Korea Short Term Premium Private Securities No.34(USD)(Bond) *	Notional amount of derivative financial instruments	—	39,842
KB Korea Short Term Premium Private Securities No.35(USD)(Bond) *	Notional amount of derivative financial instruments	—	40,745
KB Korea Short Term Premium Private Securities Fund 43(USD)	Notional amount of derivative financial instruments	46,746	41,196
KB Europe ICG PDF Private SpecialAsset Fund 4(FoFs)	Notional amount of derivative financial instruments	3,057	11,413
KB Apax Global Buyout PrivateFund 1	Notional amount of derivative financial instruments	1,100	—

*	Excluded from the Bank’s related parties as of December 31, 2024.

191

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

40.5 Details of significant lending transactions with related parties for the years ended December 31, 2024 and 2023, are as follows:

	2024 [1]
(In millions of Korean won)	Beginning	Loan	Collection	Others	Ending
Subsidiaries
Kookmin Bank (China) Ltd.	889,686	814,728	1,133,282	90,368	661,500
KB PRASAC BANK PLC.	879,616	729,229	795,744	54,199	867,300
PT Bank KB Bukopin Tbk.	1,197,898	7,274,075	7,758,261	119,067	832,779
Structured entity [2]	48,701	19,751	40,385	24	28,091
SMMK PTE.LTD.	1,444	—	1,444	—	—
TLDC PTE.LTD.	—	2,020	2,020	—	—
KB Core Blind Private Real Estate Fund No.1	10,000	—	10,000	—	—
Parent’s subsidiaries
KB Securities Co., Ltd.	266,290	819,958	864,517	(99,482)	122,249
KB Life Insurance Co., Ltd.	30,271	—	5,000	(11)	25,260
KB Kookmin Card Co., Ltd.	170,201	229,290	169,713	15,712	245,490
KB Capital Co., Ltd.	31,590	13,230	—	4,425	49,245
KB Star Office Private Real Estate Feeder Fund No.4	20,000	—	—	—	20,000
KB Logistics Blind Private Real Estate Fund No.1	52,500	—	12,500	—	40,000
KB Wise Star Private Real Estate22	38,000	—	—	—	38,000
KB Core Blind Private Real Estate Fund No.2	—	44,800	—	(372)	44,428
Associates
Incheon Bridge Co., Ltd.	113,782	—	10,500	2,129	105,411
Associate of Parent
Star-Lord General Investors Private Real Estate Investment Company No.10	149,590	—	—	308	149,898
Associates of Parent’s subsidiaries
Food Factory Co., Ltd.	2,133	—	377	(1)	1,755
ASSEMBLE CORPORATION	2,150	—	150	—	2,000
Desilo Inc.	300	—	—	—	300
Contents First Inc.	10,000	1,000	1,000	—	10,000
SuperNGine Co., Ltd.	600	—	120	—	480
Turing Co., Ltd.	1,901	—	1,000	(1)	900
New Daegu Busan Expressway Co., Ltd.	72,742	—	48,505	13	24,250
S&E Bio Co., Ltd.	—	2,000	—	—	2,000
AIM FUTURE, Inc.	900	—	—	—	900
DYNE MEDICAL GROUP Inc.	—	2,000	—	7	2,007
Key management personnel [4]	4,119	4,956	4,395	1,876	6,556

192

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

40.5 Details of significant lending transactions with related parties for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

	2023 [1]
(In millions of Korean won)	Beginning	Loan	Collection	Others	Ending
Subsidiaries
Kookmin Bank Cambodia PLC. [5]	430,882	312,084	523,862	(219,104)	—
Kookmin Bank (China) Ltd.	728,698	1,480,594	1,327,535	7,929	889,686
KB PRASAC BANK PLC.	419,793	1,686,869	1,667,828	440,782	879,616
PT Bank KB Bukopin Tbk	1,360,306	8,338,253	8,529,640	28,979	1,197,898
Structured entities [3]	676,866	146,393	774,571	13	48,701
SMMK PTE.LTD.	—	1,444	—	—	1,444
KB Core Blind Private Real Estate Fund No.1	10,000	—	—	—	10,000
Parent’s subsidiaries
KB Securities Co., Ltd.	141,922	1,379,347	1,255,162	183	266,290
KB Insurance Co., Ltd.	18,390	13,862	984	(31,268)	—
KB Life Insurance Co., Ltd.	—	4	1,979	32,246	30,271
KB Kookmin Card Co., Ltd.	177,422	177,405	164,935	(19,691)	170,201
KB Capital Co., Ltd.	35,484	35,411	40,963	1,658	31,590
KB Star Office Private Real Estate Feeder Fund No.4	20,000	—	—	—	20,000
KB Logistics Blind Private Real Estate Fund No.1	52,500	—	—	—	52,500
KB Wise Star Private Real Estate22	—	—	—	38,000	38,000
Associates
Incheon Bridge Co., Ltd.	128,148	—	14,700	334	113,782
TAEYEONG PRECISION IND. CO.,LTD	—	—	46	46	—
Youngwon Corporation [6]	—	306	4,793	4,487	—
Associate of Parent
Star-Lord General Investors Private Real Estate Investment Company No.10	149,294	—	—	296	149,590
Associates of Parent’s subsidiaries
Food Factory Co., Ltd.	3,337	400	1,603	(1)	2,133
COSES GT Co., Ltd. [6]	500	—	500	—	—
ASSEMBLE CORPORATION	2,200	—	50	—	2,150
Desilo Inc.	300	—	—	—	300
Contents First Inc.	10,017	—	—	(17)	10,000
SuperNGine Co., Ltd.	—	600	—	—	600
Turing Co., Ltd.	—	1,900	—	1	1,901
New Daegu Busan Expressway Co., Ltd.	—	—	—	72,742	72,742
AIM FUTURE, Inc.	—	—	—	900	900
Key management personnel [4]	4,391	2,928	3,471	271	4,119

[1]	Transactions between related parties, such as settlements arising from operating activities and daylight overdraft to be repaid on the day of handling, are excluded.
[2]	Includes details of Beomuh Landmark the 2nd L.L.C. and 14 others that was excluded from related parties for the year ended December 31, 2024.
[3]	Includes details of KBL Incheon 1st L.L.C. and 17 others that were excluded from related parties for the year ended December 31, 2023.
[4]	Includes loan transactions that occurred before they became related parties.
[5]	Kookmin Bank Cambodia PLC. merged with KB PRASAC BANK PLC. and extinguished on September 1, 2023.
[6]	Excluded from the Bank’s related parties as of December 31, 2024.

193

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

40.6 Details of significant borrowing transactions with related parties for the years ended December 31, 2024 and 2023, are as follows:

		2024
(In millions of Korean won)		Beginning	Borrowing	Repayment	Others [1]	Ending
Parent
KB Financial Group Inc.	Deposits	114,336	—	—	202,445	316,781
Subsidiaries
Kookmin Bank (China) Ltd.	Deposits	4,251	—	—	(2,445)	1,806
	Borrowings	167,173	—	—	47,837	215,010
KB BANK MYANMAR LTD	Deposits	14,688	—	—	(10,765)	3,923
	Borrowings	—	—	—	183,750	183,750
PT Bank KB Bukopin Tbk.	Deposits	591	—	—	405	996
Securitization SPE	Deposits	1,003	—	—	(11)	992
Structured entity	Deposits	2,049	—	—	(1,206)	843
Samsung SRA Private Real Estate Investment Trust No.28D (FoFs)	Deposits	127	—	—	354	481
Orient Kwang-yang Co., Ltd. [2]	Deposits	3,866	—	3,621	(245)	—
IDMB UNITED PTE.LTD.	Deposits	49	—	—	(38)	11
KB PRASAC BANK PLC.	Deposits	2,882	—	—	(678)	2,204
KB FUND PARTNERS Co., Ltd.	Deposits	—	4,000	—	3,129	7,129
Parent’s subsidiaries
KB Securities Co., Ltd.	Deposits	381,480	75,000	142,198	182,469	496,751
KB Asset Management Co., Ltd.	Deposits	11,709	—	—	7,596	19,305
KB Real Estate Trust Co., Ltd.	Deposits	23,135	50,000	50,000	(20,811)	2,324
KB Investment Co., Ltd.	Deposits	66,778	178,412	228,000	23,920	41,110
KB Data System Co., Ltd.	Deposits	16,507	22,000	22,500	11,800	27,807
KB Kookmin Card Co., Ltd.	Deposits	155,210	30,866	29,589	95,868	252,355
KB Capital Co., Ltd.	Deposits	227,874	900	3,200	221,814	447,388
KB Insurance Co., Ltd.	Deposits	141,775	150	150	(118,994)	22,781
KB Life Insurance Co., Ltd.	Deposits	13,134	—	—	2,691	15,825
	Debentures	20,000	—	—	—	20,000
KB STAR REIT Co., Ltd.	Deposits	35,975	80,100	82,100	(14,962)	19,013
KB Logistics Blind Private Real Estate Fund No.1	Deposits	—	1,237	—	—	1,237
KB Core Blind Private Real Estate Fund No.2	Deposits	—	—	—	643	643
Associates
Korea Credit Bureau Co., Ltd.	Deposits	17,003	—	—	23,567	40,570
Incheon Bridge Co., Ltd.	Deposits	40,992	72,000	74,300	5,175	43,867
Jungdo Co., Ltd.	Deposits	4	—	—	—	4
Dae-A Leisure Co., Ltd.	Deposits	150	—	—	(150)	—
Iwon Alloy Co., Ltd.	Deposits	1	—	—	1	2
Skydigital Inc.	Deposits	65	—	—	(35)	30
KB High-Tech Company Investment Fund	Deposits	2,935	2,856	2,818	8,642	11,615
Aju Good Technology Venture Fund	Deposits	1,202	—	—	607	1,809
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits	46	—	—	(7)	39

194

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

40.6 Details of significant borrowing transactions with related parties for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

		2024
(In millions of Korean won)		Beginning	Borrowing	Repayment	Others [1]	Ending
KB Digital Innovation & Growth New Technology Business Investment Fund	Deposits	572	—	—	(184)	388
KB Global Platform Fund	Deposits	5,774	—	—	6,335	12,109
WJ Private Equity Fund No.1	Deposits	103	—	—	(57)	46
TMAPMOBILITY CO.,LTD.	Deposits	80,016	360,000	340,000	(6)	100,010
KB Bio Global Expansion Private Equity Fund No.1	Deposits	1,400	—	1,400	—	—
KB Digital Platform Fund	Deposits	—	8,000	—	—	8,000
KY Global Cell & Gene Private Equity Fund 2nd [2]	Deposits	3,790	2,910	308	(6,392)	—
KB Smart Scale-Up Fund	Deposits	—	40,000	—	—	40,000
Associates of Parent’s subsidiaries
RAND Bio Science Co., Ltd.	Deposits	4	—	—	—	4
Food Factory Co., Ltd.	Deposits	629	—	—	278	907
Big Dipper Co., Ltd.	Deposits	40	—	—	83	123
Spark Biopharma Inc.	Deposits	11,419	32,649	38,908	(401)	4,759
Wyatt Corp.	Deposits	1	—	—	—	1
CellinCells Co., Ltd.	Deposits	37	—	—	(24)	13
COSES GT Co., Ltd. [2]	Deposits	1	—	—	(1)	—
KB No.21 Special Purpose Acquisition Company	Deposits	2,261	2,115	2,050	(79)	2,247
KB No.22 Special Purpose Acquisition Company[2]	Deposits	1,848	—	—	(1,848)	—
KB No.25 Special Purpose Acquisition Company	Deposits	1,586	1,545	1,500	(86)	1,545
KB No.26 Special Purpose Acquisition Company	Deposits	1,761	1,724	1,670	(52)	1,763
KB No.27 Special Purpose Acquisition Company	Deposits	4,497	4,532	4,390	(26)	4,613
KB No.28 Special Purpose Acquisition Company	Deposits	—	1,890	—	20	1,910
KB No.29 Special Purpose Acquisition Company	Deposits	—	2,100	—	238	2,338
KB No.31 Special Purpose Acquisition Company	Deposits	—	2,000	—	352	2,352
ASSEMBLE CORPORATION	Deposits	78	—	—	(60)	18
S&E Bio Co., Ltd.	Deposits	2,342	990	1,490	(1,070)	772
4N Inc.	Deposits	49	—	—	(45)	4
Contents First Inc.	Deposits	1,072	—	—	(343)	729
Newavel Co., Ltd.	Deposits	46	—	—	(46)	—
Pin Therapeutics Inc.	Deposits	265	14,000	4,000	868	11,133
SuperNGine Co., Ltd.	Deposits	69	—	—	148	217
Desilo Inc.	Deposits	3	—	—	—	3
Turing Co., Ltd.	Deposits	1,726	1,000	1,700	(207)	819
ZIPDOC Inc.	Deposits	181	—	—	(180)	1
TeamSparta Inc.	Deposits	7,672	3,000	6,000	13,963	18,635

195

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

40.6 Details of significant borrowing transactions with related parties for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

		2024
(In millions of Korean won)		Beginning	Borrowing	Repayment	Others [1]	Ending
Chabot Mobility Co., Ltd.	Deposits	164	300	—	167	631
Wemade Connect Co., Ltd.	Deposits	8,843	24,056	27,556	122	5,465
Channel Corporation	Deposits	2,030	—	2,000	(24)	6
Nextrade Co., Ltd.	Deposits	56,203	6,000	47,200	278	15,281
Bitgoeul Cheomdan Green 1st Co., Ltd.	Deposits	833	—	—	406	1,239
KB-FT Green Growth 1st Technology Investment Association	Deposits	700	—	700	—	—
Bigwave Robotics Crop.	Deposits	4	501	—	(4)	501
3D Interactive Co., Ltd.	Deposits	1,501	—	—	278	1,779
AIM FUTURE, Inc.	Deposits	3,393	1,000	4,000	367	760
New Daegu Busan Expressway Co., Ltd.	Deposits	146,169	104,500	93,932	(6,730)	150,007
Novorex Inc.	Deposits	7	—	—	(1)	6
Xenohelix Co., Ltd	Deposits	904	—	—	(602)	302
ADP Holdings Co., Ltd.	Deposits	—	6,094	4,037	1	2,058
ADPGREEN	Deposits	—	10,551	9,001	252	1,802
Logpresso Inc.	Deposits	—	100	200	557	457
DYNE MEDICAL GROUP Inc.	Deposits	—	5,150	7,800	6,463	3,813
Onheal Co., Ltd.	Deposits	—	—	—	5,001	5,001
TriOar Inc.	Deposits	—	10,500	8,500	4,054	6,054
Yeoulhyulgangho	Deposits	—	200	—	256	456
SDT Inc.	Deposits	—	—	1,000	1,000	—
KB No.30 Special Purpose Acquisition Company	Deposits	—	1,500	—	286	1,786
Allra Fintech Corp.	Deposits	—	12,500	19,500	8,671	1,671
Key management personnel [3]	Deposits	8,363	18,563	15,815	(547)	10,564

196

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

40.6 Details of significant borrowing transactions with related parties for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

		2023
(In millions of Korean won)		Beginning	Borrowing	Repayment	Others [1]	Ending
Parent
KB Financial Group Inc.	Deposits	231,056	800,000	800,000	(116,720)	114,336
Subsidiaries
Kookmin Bank Cambodia PLC. [4]	Deposits	2,364	—	—	(2,364)	—
Kookmin Bank (China) Ltd.	Deposits	1,960	—	—	2,291	4,251
	Borrowings	267,164	—	—	(99,991)	167,173
KB BANK MYANMAR LTD	Deposits	383	—	—	14,305	14,688
PT Bank KB Bukopin Tbk	Deposits	6,158	—	—	(5,567)	591
Securitization SPE	Deposits	1,014	—	—	(11)	1,003
Structured entities	Deposits	3,735	—	—	(1,686)	2,049
Samsung SRA Private Real Estate Investment Trust No.28D (FoFs)	Deposits	62	—	—	65	127
Orient Kwang-yang Co., Ltd. [2]	Deposits	4,040	—	—	(174)	3,866
IDMB UNITED PTE.LTD.	Deposits	241	—	—	(192)	49
KB PRASAC BANK PLC.	Deposits	—	—	—	2,882	2,882
Parent’s subsidiaries
KB Securities Co., Ltd.	Deposits	863,597	235,095	222,389	(494,823)	381,480
KB Asset Management Co., Ltd.	Deposits	25,950	—	—	(14,241)	11,709
KB Real Estate Trust Co., Ltd.	Deposits	48,600	—	—	(25,465)	23,135
KB Investment Co., Ltd.	Deposits	81,064	181,800	187,800	(8,286)	66,778
KB Credit Information Co., Ltd. [5]	Deposits	13,430	14,233	14,040	(13,623)	—
KB Data System Co., Ltd.	Deposits	19,254	10,500	11,500	(1,747)	16,507
KB Kookmin Card Co., Ltd.	Deposits	108,935	22,000	22,000	46,275	155,210
KB Capital Co., Ltd.	Deposits	708,515	2,600	—	(483,241)	227,874
KB Insurance Co., Ltd.	Deposits	62,199	150	—	79,426	141,775
	Debentures	—	150	—	(150)	—
KB Life Insurance Co., Ltd.	Deposits	8,567	—	—	4,567	13,134
	Debentures	30,000	—	—	(10,000)	20,000
KB Star Office Private Real Estate Feeder Fund No.4	Deposits	215	—	215	—	—
KB STAR REIT Co., Ltd.	Deposits	35,053	95,000	76,500	(17,578)	35,975

197

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

40.6 Details of significant borrowing transactions with related parties for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

		2023
(In millions of Korean won)		Beginning	Borrowing	Repayment	Others [1]	Ending
Associates
Korea Credit Bureau Co., Ltd.	Deposits	27,889	—	—	(10,886)	17,003
Incheon Bridge Co., Ltd.	Deposits	48,639	67,100	76,017	1,270	40,992
Jungdo Co., Ltd.	Deposits	4	—	—	—	4
Dae-A Leisure Co., Ltd.	Deposits	154	—	—	(4)	150
Iwon Alloy Co., Ltd.	Deposits	1	—	—	—	1
Computerlife Co., Ltd.	Deposits	3	—	—	(3)	—
Skydigital Inc.	Deposits	10	—	—	55	65
KB High-Tech Company Investment Fund	Deposits	688	2,818	—	(571)	2,935
Aju Good Technology Venture Fund	Deposits	7,222	1,323	7,900	557	1,202
KB-KDBC Pre-IPO New Technology Business Investment Fund	Deposits	317	—	—	(271)	46
KB Digital Innovation & Growth New Technology Business Investment Fund	Deposits	674	—	—	(102)	572
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund [2]	Deposits	1,526	—	—	(1,526)	—
KB Global Platform Fund	Deposits	19,655	—	—	(13,881)	5,774
WJ Private Equity Fund No.1	Deposits	221	—	—	(118)	103
TMAPMOBILITY CO.,LTD.	Deposits	30,000	170,000	120,000	16	80,016
KB Bio Global Expansion Private Equity Fund No.1	Deposits	1,400	5,600	5,600	—	1,400
KB Digital Platform Fund	Deposits	15,000	14,000	29,000	—	—
KY Global Cell & Gene Private Equity Fund 2nd 2	Deposits	—	3,983	—	(193)	3,790
Associates of Parent’s subsidiaries
RAND Bio Science Co., Ltd.	Deposits	3	—	—	1	4
Food Factory Co., Ltd.	Deposits	664	—	—	(35)	629
Paycoms Co., Ltd. [2]	Deposits	1	—	—	(1)	—
Big Dipper Co., Ltd.	Deposits	19	—	—	21	40
Spark Biopharma Inc.	Deposits	17,534	26,369	30,779	(1,705)	11,419
Wyatt Corp.	Deposits	1	—	—	—	1
UPRISE, Inc.	Deposits	27	—	—	(27)	—
CellinCells Co., Ltd.	Deposits	37	—	—	—	37
COSES GT Co., Ltd. [2]	Deposits	1,213	—	—	(1,212)	1
KB No.21 Special Purpose Acquisition Company	Deposits	2,263	2,050	2,000	(52)	2,261
KB No.22 Special Purpose Acquisition Company [2]	Deposits	1,948	—	—	(100)	1,848
KB No.23 Special Purpose Acquisition Company [2]	Deposits	2,205	2,089	4,223	(71)	—

198

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

40.6 Details of significant borrowing transactions with related parties for the years ended December 31, 2024 and 2023, are as follows: (cont’ d)

		2023
(In millions of Korean won)		Beginning	Borrowing	Repayment	Others [1]	Ending
KB No.24 Special Purpose Acquisition Company [2]	Deposits	9,983	—	—	(9,983)	—
KB No.25 Special Purpose Acquisition Company	Deposits	—	1,500	—	86	1,586
KB No.26 Special Purpose Acquisition Company	Deposits	—	1,670	—	91	1,761
KB No.27 Special Purpose Acquisition Company	Deposits	—	4,390	—	107	4,497
ASSEMBLE CORPORATION	Deposits	915	—	—	(837)	78
S&E Bio Co., Ltd.	Deposits	6,419	2,500	2,000	(4,577)	2,342
4N Inc.	Deposits	5	—	—	44	49
Contents First Inc.	Deposits	5,010	6,000	10,000	62	1,072
December & Company Inc. [2]	Deposits	1	—	—	(1)	—
Newavel Co., Ltd.	Deposits	623	—	—	(577)	46
Pin Therapeutics Inc.	Deposits	6,033	7,217	12,017	(968)	265
SuperNGine Co., Ltd.	Deposits	17	—	—	52	69
Desilo Inc.	Deposits	1	1	—	1	3
Turing Co., Ltd.	Deposits	2,788	700	—	(1,762)	1,726
IGGYMOB Co., Ltd.	Deposits	254	—	—	(254)	—
ZIPDOC Inc.	Deposits	915	—	—	(734)	181
TeamSparta Inc.	Deposits	12,502	7,000	8,000	(3,830)	7,672
Chabot Mobility Co., Ltd.	Deposits	86	—	—	78	164
Wemade Connect Co., Ltd.	Deposits	10,370	31,000	30,217	(2,310)	8,843
Channel Corporation	Deposits	3,000	7,000	8,000	30	2,030
Nextrade Co., Ltd.	Deposits	56,202	—	—	1	56,203
KG Capital Co., Ltd. [2]	Deposits	10	—	—	(10)	—
Bitgoeul Cheomdan Green 1st Co., Ltd.	Deposits	—	—	—	833	833
KBFT Green Growth No.1 New Technology Business Investment Association	Deposits	—	700	—	—	700
Bigwave Robotics Crop.	Deposits	—	—	—	4	4
3D Interactive Co., Ltd.	Deposits	—	2,000	2,000	1,501	1,501
AIM FUTURE, Inc.	Deposits	—	3,000	—	393	3,393
New Daegu Busan Expressway Co., Ltd.	Deposits	—	—	—	146,169	146,169
Novorex Inc.	Deposits	—	—	—	7	7
Xenohelix Co., Ltd	Deposits	—	—	—	904	904
Key management personnel [3]	Deposits	9,752	16,979	14,879	(3,489)	8,363

[1]	Transactions between related parties, such as settlements arising from operating activities and deposits, are expressed in net amount.
[2]	Excluded from the Bank’s related party as of December 31, 2024.
[3]	Includes borrowing transactions that occurred before they became related parties.
[4]	Kookmin Bank Cambodia PLC. merged with KB PRASAC BANK PLC. and extinguished in August, 2023.
[5]	KB Credit Information Co., Ltd. became the subsidiary of KB Kookmin Card Co., Ltd. as of June 30, 2023.

199

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

40.7 Details of significant investment and withdrawal transactions with related parties for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

	2024
(In millions of Korean won)	Equity investment and others	Withdrawal and others
Subsidiaries
KB Wise Star Private Real Estate Feeder Fund No.1	—	3,900
Woori SafePlus Private Securities Fund S-8 *	—	104,733
KB Core Blind Private Real Estate Fund No.1	—	46,868
KB Global Private Real Estate Fund No.3 (USD)	—	2,079
Samsung SRA Private Real Estate Investment Trust No.28D (FoFs)	—	1,628
KB Global Private Real Estate Fund No.10 (FoFs)	—	6,271
KTB Global CREDebt Private Investment Trust No.52 (USD)	—	5,641
Hyundai Invest KKR Europe Real Estate No.1-3 (EUR)	8,470	—
Vestas Private Real Estate Fund Investment Trust No.69-3 (USD)(FoFs)	16,927	—
SHINHAN ASP PCF II Private Investment Trust No.2 (USD)	—	3,948
Vestas Europe Logistics General Private Real Estate Investment Trust No.73-1	20,752	782
Vestas Europe Logistics General Private Real Estate Investment Trust No.73-2	—	1,213
KB KBSTAR KTB 10Y Futures Inverse ETF	129,668	68,581
VI ESG Private Securities Investment Trust No.1 (Bond)	—	56,454
SHINHAN AIM Private Real Estate Investment Trust No.26-C (USD)	10,876	3,718
IGIS HSBC UK Senior Direct Lending Private Investment Trust No.465-1	—	6,263
KB RISE 3-Year Futures Inverse Securities ETF (Debt-Derivative)	219,708	151,797
KB RISE FKTB 5Y Duration Following ETF *	29,996	80,430
Mirae Asset ESG Infra Private Investment Trust 1	7,457	27
KB KBSTAR USD Korean Paper Active ETF *	—	56,478
KB NA Sound Point Private SpecialAsset Fund 2 (USD)	15,291	2,002
KB Global Private Real Estate Debt Fund No.35(USD)(FoFs)	5,039	—
KB RISE Jun2025 Term Bank Credit Active ETF	100,076	—
SAMSUNG KODEX 3Y F-KTB INVERSE ETF	10,129	—
KB RISE Mar2025 Term Credit ETF *	50,026	156,402
PineStreet Global Private Investment Trust 28-2	8,876	169
Parent’s subsidiaries
KB Investment Co., Ltd.	—	68
KB Hanbando BTL Private Special Asset Fund No.1	—	18,852
KB Hope Sharing BTL Private Special Asset Fund	—	1,321
KB Star Office Private Real Estate Feeder Fund No.4	—	2,887
KB New Renewable Energy Private Special Asset Fund No.1	—	1,786
KB Mezzanine Private Securities Fund No.3 *	—	21,572
Koreit BN Private Equity Fund	—	3,087
KB Europe Renewable Private Special Asset Fund No.2 (EUR)(SOC-FoFs)	286	876
KB Global Infra Private Special Asset Fund No.6	10,033	223
KB BMO Senior Loan Private Special Asset Fund No.2(USD)	—	10,850
KB Sinansan Line Private Special Asset Fund(SOC)	24,812	6,561
KB New Renewable Green New Deal Private Special Asset No.2	602	2,467
KB MCF Senior Loan Private Special Asset Fund No.3(FoFs)	2,390	8,598
KB New Deal Infra Private Special Asset Fund	1,657	1,052
KB Global Commerce Private Equity Investment Fund *	—	7,139
KB GK Project Private Special Asset Fund No.3	—	21,379
KB BMO Senior Loan Private Special Asset Fund No.4(USD)	—	4,243
KB Core Blind Private Real Estate Fund No.2	24,893	428

200

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

40.7 Details of significant investment and withdrawal transactions with related parties for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

	2024
(In millions of Korean won)	Equity investment and others	Withdrawal and others
KB Star Reits Private Real Estate Feeder Fund No.2 (FoFs)	—	4,962
KB RISE US Short-Term IG Corporate Bond ETF *	—	23,026
KB Korea Short Term Premium Private Securities No.34(USD)(Bond) *	—	42,938
KB Korea Short Term Premium Private Securities No.35(USD)(Bond) *	—	44,952
KB RISE Nov2025 Term Credit ETF *	—	53,762
KB RISE Money Market Active ETF(Bond) *	398,671	711,194
KB NA Jefferies Private Special Asset Fund 1(USD)(FoFs)	—	5,934
KB RISE Fixed Short-Term MSB ETF *	100,078	282,959
KB Scale-Up Fund II	4,500	—
KB Renewable Private SpecialAsset Fund 3	6,377	1,196
KB Star Institutional USD MMF1(USD)	—	27,615
KB Senior Loan Private Fund 5-1	37,121	3,776
KB Mezzanine Capital 4th Private Equity Fund	12,975	—
KB Core Plus Blind Private RealEstate Fund 1	—	961
KB Korea Short Term Premium Private Securities Fund 43(USD)(Bond)	—	2,798
KB Daegu Busan Highway Private Special Asset Fund(SOC)	—	33,279
KB NA Summit Private Special Asset fund 1(USD)(FoFs)	5,300	—
KB Star Mid Term G.B.F.I C-F Class	50,000	—
KB Innovative Growth Infra Private Special Asset Fund	1,248	7
KB Daegu Busan Highway Private Special Asset Fund No.2(SOC)	39,990	2,113
KB East-side Expressway Private Special Asset(SOC)	4,550	—
KB Global Senior Loan PrivateDebt 1	11,993	—
Associates
Korea Credit Bureau Co., Ltd.	—	90
Future Planning KB Start-up Creation Fund	—	4,000
Aju Good Technology Venture Fund	—	2,120
KB-KDBC Pre-IPO New Technology Business Investment Fund	—	300
KB-TS Technology Venture Private Equity Fund	—	1,320
KB Intellectual Property Fund No.2	—	2,550
KB Digital Innovation Investment Fund Limited Partnership	—	5,040
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund *	—	3,153
KB SPROTT Renewable Private Equity Fund No.1	—	8,349
KB Global Platform Fund	—	6,350
KB-UTC Inno-Tech Venture Fund	—	225
KB Pre-IPO New Technology Business Investment Fund No.2	—	2,590
KB Smart Scale-Up Fund	—	4,950
KB-KTB Technology Venture Fund	3,000	—
KB Digital Platform Fund	28,000	—
KB-SOLIDUS Healthcare Investment Fund	7,800	—
KB Prime Digital Platform Fund	2,600	—
KB Global Platform Fund No.2	12,000	—
Startup Korea KB Secondary Fund	4,500	—
Associates of Parent
Balhae Infrastructure Company	—	6,350

201

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

40.7 Details of significant investment and withdrawal transactions with related parties for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

	2024
(In millions of Korean won)	Equity investment and others	Withdrawal and others
Associates of Parent’s subsidiaries
KB-Stonebridge Secondary Private Equity Fund	—	411
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	2,988	3,379
KB Co-Investment Private Equity Fund No.1	7,940	2,769
KB-NP Green ESG New Technology Venture Capital Fund	5,940	—
KB-Badgers Future Mobility ESG Fund No.1	4,624	—
KB-SBI Global Advanced Strategy Private Equity Limited Partnership	3,373	—
KB IMM New Star Real Estate No.1 Private Equity Limited Partnership	8,530	—

202

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

40.7 Details of significant investment and withdrawal transactions with related parties for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

	2023
(In millions of Korean won)	Equity investment and others	Withdrawal and others
Subsidiaries
KB PRASAK BANK PLC	—	76
PT Bank KB Bukopin Tbk	709,047	—
KB Wise Star Private Real Estate Feeder Fund No.1	—	2,723
Woori SafePlus Private Securities Fund S-8 *	50,000	52,049
NH-Amundi Global Private Securities Investment Trust No.1 (USD) (Bond) *	—	96,003
Meritz Private Real Estate Fund No.9-2 *	—	134
KB Core Blind Private Real Estate Fund No.1	—	5,130
KB Global Private Real Estate Fund No.3 (USD)	—	1,968
Samsung SRA Private Real Estate Investment Trust No.28D (FoFs)	—	1,722
KB Global Private Real Estate Fund No.10 (FoFs)	—	5,939
KTB Global CREDebt Private Investment Trust No.52 (USD)	11,012	4,365
Hyundai Invest KKR Europe Real Estate No.1-3 (EUR)	5,441	1,744
Vestas Private Real Estate Investment Trust No.69-3 (USD) (FoFs)	7,041	—
KBSTAR FKTB 5Y Duration Following ETF *	10,133	82,904
SHINHAN ASP PCF II Private Investment Trust No.2 (USD)	2,619	2,024
Vestas Europe Logistics General Private Real Estate Investment Trust No.73-1	—	642
Vestas Europe Logistics General Private Real Estate Investment Trust No.73-2	—	1,149
KB KBSTAR KTB 10Y Futures ETF	19,830	45,945
VI ESG Private Securities Investment Trust No.1 (Bond)	50,000	103,314
SHINHAN AIM Private Real Estate Investment Trust No.26-C (USD)	10,630	1,591
IGIS HSBC UK Senior Direct Lending Private Investment Trust No.465-1	30,909	3,084
KB KBSTAR 3-Year Futures Inverse Securities ETF (Debt-Derivative)	209,832	257,667
KBSTAR FKTB 5Y Duration Following ETF *	99,631	129,262
Mirae Asset ESG Infra Private Investment Trust 1	1	—
KB KBSTAR Mar2025 Term Credit ETF *	100,000	380
KB KBSTAR USD Korean Paper Active ETF *	50,000	100
Parent’s subsidiaries
KB Investment Co., Ltd.	—	66
KB Hanbando BTL Private Special Asset Fund No.1	—	19,584
KB Hope Sharing BTL Private Special Asset Fund	—	1,297
KB Star Office Private Real Estate Feeder Fund No.4	—	2,690
KB New Renewable Energy Private Special Asset Fund No.1	—	1,787
KB Mezzanine Private Securities Fund No.3 *	—	1,200
Koreit BN Private Equity Fund	—	3,308
KB Europe Renewable Private Special Asset Fund No.2 (EUR)(SOC-FoFs)	92	2,428
KB BMO Senior Loan Private Special Asset Fund No.2(USD)	—	5,573
KB Korea Short Term Premium Private Securities No.25(USD)(Bond) *	—	50,275
KB Korea Short Term Premium Private Securities No.26(USD)(Bond) *	—	37,620
KB Korea Short Term Premium Private Securities No.27(USD)(Bond) *	—	65,082
KB Sinansan Line Private Special Asset Fund(SOC)	29,294	5,082
KB New Renewable Green New Deal Private Special Asset No.2	1,932	2,109
KB Multi Alpha Plus Private Fund No.1 *	—	9,661
KB MCF Senior Loan Private Special Asset Fund No.3 (Loan-FoFs)	917	5,660
KB New Deal Infra Private Special Asset Fund	3,811	568
KB Logistics Blind Private Real Estate Fund No.1	—	1,412
KB GK Project Private Special Asset Fund No.3	—	22,217

203

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

40.7 Details of significant investment and withdrawal transactions with related parties for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

	2023
(In millions of Korean won)	Equity investment and others	Withdrawal and others
KB BMO Senior Loan Private Special Asset Fund No.4(USD)	—	3,363
KB Star Reits Private Real Estate Feeder Fund No.2 (FoFs)	—	4,644
KB Korea Short Term Premium Private Securities No.32(USD)(Bond) *	—	106,271
KB KBSTAR Nov2023 Term Credit ETF *	9,695	200,152
KB Korea Short Term Premium Private Securities No.33(USD)(Bond) *	—	56,889
KB Korea Short Term Premium Private Securities No.34(USD)(Bond) *	—	30,148
KB Korea Short Term Premium Private Securities No.35(USD)(Bond) *	36,942	—
KB KBSTAR 10-Year Futures Securities ETF (Debt-Derivative) *	5,030	28,081
KBSTAR Nov2025 Term Credit ETF *	—	1,705
KB KBSTAR 3-Year Futures Securities ETF (Debt-Derivative) *	7,002	70,130
KB Money Market Active ETF (Bond) *	599,679	301,032
KB NA Jefferies Private SpecialAsset Fund 1(USD)(FoFs)	26,579	537
KB Scale-Up Fund II	4,500	—
KB Renewable Private SpecialAsset Fund 3	12,132	24
KB Star Institutional USD MMF1(USD)	39,765	—
KB Senior Loan Private Fund 5-1	42,509	59
KB Mezzanine Capital 4th Private Equity Fund	29,176	11,350
KB Core Plus Blind Private RealEstate Fund 1	58,068	—
KB Korea Short Term Premium Private Securities Fund 43(USD)(Bond)	40,296	—
KB Daegu Busan Highway Private Special Asset Fund(SOC)	119,660	—
Associates
Korea Credit Bureau Co., Ltd.	—	90
Future Planning KB Start-up Creation Fund	—	3,600
KB High-Tech Company Investment Fund	—	2,900
Aju Good Technology Venture Fund	—	11,377
KB-TS Technology Venture Private Equity Fund	—	360
KB Digital Innovation Investment Fund Limited Partnership	—	2,345
KB-Brain KOSDAQ Scale-up New Technology Business Investment Fund *	—	6,600
KB SPROTT Renewable Private Equity Fund No.1	—	476
KB-UTC Inno-Tech Venture Fund	—	1,500
KB-KDBC Pre-IPO New Technology Business Investment Fund No.2	—	300
KB Smart Scale-Up Fund	7,000	—
KB-KTB Technology Venture Fund	3,000	—
KB Digital Platform Fund	23,800	—
KB-SOLIDUS Healthcare Investment Fund	7,700	—
KB New Deal Innovation Fund	6,400	—
KB Prime Digital Platform Fund	4,550	—
KB Global Platform Fund No.2	12,000	—
KY Global Cell & Gene Private Equity Fund 2nd *	27,034	—
Associate of Parent
Balhae Infrastructure Company	—	10,661
Hahn & Company No. 4-3 Private Equity Fund *	4,489	20

204

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

40.7 Details of significant investment and withdrawal transactions with related parties for the years ended December 31, 2024 and 2023, are as follows: (cont’d)

	2023
(In millions of Korean won)	Equity investment and others	Withdrawal and others
Associates of Parent’s subsidiaries
KB-Stonebridge Secondary Private Equity Fund	—	4,206
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	600	970
KB Co-Investment Private Equity Fund No.1	1,920	—
KB-NP Green ESG New Technology Venture Capital Fund	3,330	—
KB-Badgers Future Mobility ESG Fund No.1	2,462	—

*	Excluded from the Bank’s related parties as of December 31, 2024.

205

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

40.8 Acceptances and guarantees and unused commitments provided to related parties as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)		December 31, 2024	December 31, 2023
Subsidiaries
KB Microfinance Myanmar Co.,Ltd.	Other commitments in foreign currency	17,640	15,473
KB PRASAC BANK PLC.	Loan commitments in foreign currency	294,000	248,609
PT Bank KB Bukopin Tbk.	Other commitments in foreign currency	441,000	—
Structured entity	Loan commitments in Korean won	5,602	9,441
	Purchase of securities	809,000	1,437,736
KTB Global CREDebt Private Investment Trust No.52 (USD)	Purchase of securities	2,141	1,878
Hyundai Invest KKR Europe Real Estate No.1-3 (EUR)	Purchase of securities	7,091	14,817
Vestas Private Real Estate Fund Investment Trust No.69-3 (USD)(FoFs)	Purchase of securities	14,797	28,849
SHINHAN ASP PCF II Private Investment Trust No.2 (USD)	Purchase of securities	2,297	2,015
Vestas Europe Logistics General Private Real Estate Investment Trust No.73-1	Purchase of securities	—	56,922
SHINHAN AIM Private Real Estate Investment Trust No.26-C (USD)	Purchase of securities	50,455	54,725
IGIS HSBC UK Senior Direct Lending Private Investment Trust No.465-1	Purchase of securities	—	2,172
IDMB UNITED PTE.LTD.	Loan commitments in foreign currency	29,400	25,788
	Other commitments in foreign currency	271,950	238,539
SMMK PTE.LTD.	Loan commitments in foreign currency	34,692	24,344
	Other commitments in foreign currency	271,068	242,407
TLDC PTE.LTD.	Loan commitments in foreign currency	14,700	—
	Other commitments in foreign currency	183,750	—
Mirae Asset ESG Infra Private Investment Trust 1	Purchase of securities	12,542	19,999
KB NA Sound Point Private SpecialAsset Fund 2 (USD)	Purchase of securities	12,788	—
KB Global Private Real Estate Debt Fund No.35(USD)(FoFs)	Purchase of securities	24,104	—
PineStreet Global Private Investment Trust 28-2	Purchase of securities	20,053	—
Parent’s subsidiaries
KB Investment Co., Ltd.	Purchase of securities	16,500	21,000
	Loss sharing agreements	1,000	1,000
KB Kookmin Card Co., Ltd.	Loan commitments in Korean won	820,000	820,000
	Other commitments in Korean won	1,700,000	1,700,000
	Other commitments in foreign currency	160,369	105,777

206

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

40.8 Acceptances and guarantees and unused commitments provided to related parties as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)		December 31, 2024	December 31, 2023
KB Capital Co., Ltd.	Loan commitments in foreign currency	—	11,605
	Other commitments in foreign currency	5,464	27,056
KB Securities Co., Ltd.	Loan commitments in Korean won	140,000	140,000
	Other commitments in foreign currency	4,553	16,726
KB Insurance Co., Ltd.	Loan commitments in Korean won	20,000	20,000
KB Life Insurance Co., Ltd.	Loan commitments in Korean won	1,000	1,000
KB Renewable Private SpecialAsset Fund 3	Purchase of securities	11,491	—
KB Europe Renewable Private Special Asset Fund No.2 (EUR)(SOC-FoFs)	Purchase of securities	1,831	1,985
KB Global Infra Private Special Asset Fund No.6	Purchase of securities	966	10,999
KB BMO Senior Loan Private Special Asset Fund No.2(USD)	Purchase of securities	17	15
KB New Renewable Green New Deal Private Special Asset No.2	Purchase of securities	2,767	3,369
KB Sinansan Line Private Special Asset Fund(SOC)	Purchase of securities	146,883	171,695
KB MCF Senior Loan Private Special Asset Fund No.3(FoFs)	Purchase of securities	11,662	4,438
KB New Deal Infra Private Special Asset Fund	Purchase of securities	2,024	3,681
KB GK Project Private Special Asset Fund No.3	Purchase of securities	23	23
KB Core Blind Private Real Estate Fund No.2	Purchase of securities	714	25,607
KB Mezzanine Capital 4th Private Equity Fund	Purchase of securities	29,071	42,046
KB NA Jefferies Private Special Asset Fund 1(USD)(FoFs)	Purchase of securities	25,506	22,373
KB Senior Loan Private Fund 5-1	Purchase of securities	370	37,491
KB Core Plus Blind Private RealEstate Fund 1	Purchase of securities	41,932	—
KB Daegu Busan Highway Private Special Asset Fund(SOC)	Purchase of securities	31	40
KB Daegu Busan Highway Private Special Asset Fund No.2(SOC)	Purchase of securities	10	—
KB NA Summit Private Special Asset fund 1(USD)(FoFs)	Purchase of securities	23,640	—
KB Innovative Growth Infra Private Special Asset Fund	Purchase of securities	17,652	—
KB East-side Expressway Private Special Asset(SOC)	Purchase of securities	34,150	—
Associates
Incheon Bridge Co., Ltd.	Loan commitments in Korean won	20,000	20,000
KB Global Platform Fund No.2	Purchase of securities	26,000	38,000

207

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

40.8 Acceptances and guarantees and unused commitments provided to related parties as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)		December 31, 2024	December 31, 2023
All Together Korea Fund No.2	Purchase of securities	990,000	990,000
KB-KTB Technology Venture Fund	Purchase of securities	—	3,000
KB Digital Platform Fund	Purchase of securities	61,600	89,600
KB-SOLIDUS Healthcare Investment Fund	Purchase of securities	7,900	15,700
KB Prime Digital Platform Fund	Purchase of securities	3,250	5,850
Startup Korea KB Secondary Fund	Purchase of securities	25,500	—
Associate of Parent
Balhae Infrastructure Company	Purchase of securities	6,154	6,154
Associates of Parent’s subsidiaries
TeamSparta Inc.	Loan commitments in Korean won	1,000	1,000
KB-Stonebridge Secondary Private Equity Fund	Purchase of securities	—	691
KB-NAU Special Situation Corporate Restructuring Private Equity Fund	Purchase of securities	1,508	4,496
KB Co-Investment Private Equity Fund No.1	Purchase of securities	3,820	11,760
KB-Badgers Future Mobility ESG Fund No.1	Purchase of securities	11,964	16,588
KB-NP Green ESG New Technology Venture Capital Fund	Purchase of securities	2,925	8,865
KB-SBI Global Advanced Strategy Private Equity Limited Partnership	Purchase of securities	16,627	—
KB IMM New Star Real Estate No.1 Private Equity Limited Partnership	Purchase of securities	11,471	—
Key management personnel	Loan commitments in Korean won	1,829	1,442

40.9 Acceptances and guarantees and unused commitments provided by related parties as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)		December 31, 2024	December 31, 2023
Parent’s subsidiaries
KB Investment Co., Ltd.	Loss sharing agreements	5,564	7,219
KB Kookmin Card Co., Ltd.	Loan commitments in Korean won	76,749	71,708

208

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

40.10 Details of compensation to key management personnel for the years ended December 31, 2024 and 2023, are as follows:

	2024
(In millions of Korean won)	Short-term employee benefits	Post- employment benefits	Share-based payments	Total
Registered directors (executive)	2,106	67	3,110	5,283
Registered directors (non-executive)	403	—	—	403
Non-registered directors	12,990	426	17,598	31,014

	15,499	493	20,708	36,700

	2023
(In millions of Korean won)	Short-term employee benefits	Post- employment benefits	Share-based payments	Total
Registered directors (executive)	1,908	70	1,702	3,680
Registered directors (non-executive)	416	—	—	416
Non-registered directors	11,319	444	9,115	20,878

	13,643	514	10,817	24,974

40.11 Major types of transactions between the Bank and the related parties include deposit taking transactions, loan transactions such as general purpose loans, corporate purchase loans, B2B loans, etc., settlements of funds arising from overseas remittance, providing credit lines through the acceptance of letter of credit issued by the Bank, and overdraft accounts arising from net settlement agreement between the Bank and KB Kookmin Card Co., Ltd.

40.12 Details of collateral provided to related parties as of December 31, 2024 and 2023, are as follows:

		December 31, 2024		December 31, 2023
(In millions of Korean won)	Assets pledged *	Carrying amount	Collateralized amount	Carrying amount	Collateralized amount
Parent’s subsidiaries
KB Securities Co., Ltd.	Securities	108,669	108,891	77,073	77,000
KB Life Insurance Co., Ltd.	Securities	25,435	25,000	25,431	25,000
KB Insurance Co., Ltd.	Securities	50,000	50,000	50,000	50,000

*	Collaterals related to lease contracts arising from operating activities between related parties are excluded.

209

Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

40.13 Details of collateral provided by related parties as of December 31, 2024 and 2023, are as follows:

(In millions of Korean won)	Assets held as collateral *	December 31, 2024	December 31, 2023
Subsidiary
KB Core Blind Private Real Estate Fund No.1	Real estate	—	12,000
Parent’s subsidiaries
KB Securities Co., Ltd.	Time deposits / Beneficiary right certificate	167,000	167,000
	Securities	20,000	71,244
	Real estate	31,200	150,600
KB Life Insurance Co., Ltd.	Securities	54,155	29,629
	Real estate	34,138	40,638
KB Kookmin Card Co., Ltd.	Time deposits	24,198	24,421
KB Insurance Co., Ltd.	Securities	222,249	165,000
KB Star Office Private Real Estate Feeder Fund No.4	Real estate	24,000	24,000
KB Logistics Blind Private Real Estate Fund No.1	Real estate	48,000	63,000
Key management personnel	Time deposits and others	1,411	638
	Real estate	7,949	4,892

*	Collaterals related to lease contracts arising from operating activities between related parties are excluded.

As of December 31, 2024, Incheon Bridge Co., Ltd., a related party, provides fund management account, civil engineering works insurance, and management and operations rights as senior collateral amounting to ~~W~~ 611,000 million to the project financing group consisting of the Bank and 5 other institutions, and as subordinated collateral amounting to ~~W~~ 384,800 million to subordinated debt holders consisting of the Bank and 2 other institutions. Also, it provides certificate of credit guarantees amounting to ~~W~~ 400,000 million as collateral to the project financing group consisting of the Bank and 5 other institutions.

40.14 The amounts of debt securities and others purchased through KB securities Co., Ltd. are ~~W~~ 8,981,924 million and ~~W~~ 8,337,915 million for the years ended December 31, 2024 and 2023, respectively, and the amounts of debt securities and others sold through KB securities Co., Ltd. are ~~W~~ 8,148,942 million and ~~W~~ 6,000,690 million for the years ended December 31, 2024 and 2023, respectively. In addition, KB Securities Co., Ltd. acquired ~~W~~ 65,000 million and ~~W~~ 100,000 million of debentures issued by the Bank through underwriting for the years ended December 31, 2024 and 2023, respectively.

40.15 The amounts of bonds sold by Kookmin Bank through KB Insurance Co., Ltd. are ~~W~~ 326,136 million won and ~~W~~ 49,629 million for the years ended December 31, 2024 and 2023, respectively.

40.16 The amounts of intangible assets and others purchased from KB Data System Co., Ltd. are ~~W~~ 16,627 million and ~~W~~ 16,918 million for the years ended December 31, 2024 and 2023, respectively.

40.17 The Bank has entered into CLS (Continuous Linked Settlement) service agreement with KB Securities Co., Ltd. and accordingly the Bank is able to provide intraday liquidity of USD 500 million on the condition of repayment on the day of payment.

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Kookmin Bank (A wholly owned subsidiary of KB Financial Group Inc.)

Notes to the Separate Financial Statements

December 31, 2024 and 2023

41. Approval of Issuance of the Financial Statements

The issuance of the Bank’s financial statements as of and for the year ended December 31, 2024, was approved by the board of directors on February 4th, 2025.

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Report on Independent Auditor’s

Review of Internal Control over Financial Reporting

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of

Kookmin Bank

We have reviewed the accompanying management’s report on the effectiveness of Internal Control over Financial Reporting (“ICFR”) of Kookmin Bank (the “Company”) as of December 31, 2024. The Company’s management is responsible for designing and operating ICFR and for its assessment of the effectiveness of ICFR. Our responsibility is to review the management’s report on the effectiveness of ICFR and issue a report based on our review. Management’s report on the effectiveness of ICFR of the Company states that “Based on the assessment results, Chief Executive Officer and ICFR Officer believe that the Company’s ICFR, as at December 31, 2024, is designed and operated effectively, in all material respects, in accordance with Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

Our review was conducted in accordance with ICFR review standards established by the Korean Institute of Certified Public Accountants. Those standards require that we plan and perform, in all material respects, the review of the management’s report on the effectiveness of ICFR to obtain a lower level of assurance than an audit. A review is to obtain an understanding of a company’s ICFR and consists principally of inquiries of management and, when deemed necessary, a limited inspection of underlying documents, which is substantially less in scope than an audit.

An entity’s ICFR is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea. An entity’s ICFR includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the entity; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea, and that receipts and expenditures of the entity are being made only in accordance with authorizations of management and directors of the entity; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the entity’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, ICFR may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our review, nothing has come to our attention that causes us to believe that management’s report on the effectiveness of ICFR, referred to above, is not presented fairly, in all material respects, in accordance with the Best Practice Guideline for Evaluating and Reporting Internal Control over Financial Reporting.

Our review is based on the Company’s ICFR as of December 31, 2024, and we did not review management’s assessment of its ICFR subsequent to December 31, 2024. This report has been prepared pursuant to the Acts on External Audit for Stock Companies, etc. in Korea and may not be appropriate for other purposes or for other users.

/s/ Samil PricewaterhouseCoopers

March 5, 2025

This report is effective as at March 5, 2025, the review report date. Certain subsequent events or circumstances, which may occur between the review report date and the time of reading this report, could have a material impact on the Company’s internal control over financial reporting thereto. Accordingly, the readers of the review report should understand that there is a possibility that the above review report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

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Operating Status Report of

the Internal Control over Financial Reporting

To the Shareholder, Board of Directors and Audit Committee of Kookmin Bank

We, as the Chief Executive Officer and the Internal Accounting Manager of Kookmin Bank(“the Company”), assessed operating status of the Company’s Internal Control over Financial Reporting(“ICFR”) for the year ending December 31, 2024.

Design and operation of ICFR is the responsibility of the Company’s management, including the Chief Executive Officer and the Internal Accounting Manager(collectively, “We”, “Our” or “Us”).

We evaluated whether the Company effectively designed and operated its ICFR to prevent and detect errors or frauds which may cause a misstatement in financial statements to ensure preparation and disclosure of reliable financial information.

We used the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’ established by the Operating Committee of Internal Control over Financial Reporting in Korea(the “ICFR Committee”) as the criteria for design and operation of the Company’s ICFR. And we conducted an evaluation of ICFR based on the ‘Management Guideline for Evaluating and Reporting Effectiveness of Internal Control over Financial Reporting’ established by the ICFR Committee.

Based on our assessment, we concluded that the Company’s ICFR is designed and operated effectively as of December 31, 2024, in all material respects, in accordance with the ‘Conceptual Framework for Designing and Operating Internal Control over Financial Reporting’.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which might cause material misunderstandings of the readers, and we have reviewed and verified this report with sufficient care.

February 21, 2025

Hwan Ju Lee,

Chief Executive Officer

Jong Min Lee,

Internal Accounting Manager

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